Form 20-F
period 2022-12-31
JE Cleantech Holdings Ltd
filed 2023-04-28
CIK 1905511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

15,020,000 Ordinary Shares, $0.001 par value, at December 31, 2022

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

Our aggregate sales generated from our top five customer groups amounted to approximately 88.4%, 80.6% and 68.1% of our revenue for the financial years ended December 31, 2020, 2021 and 2022, respectively. In particular, sales to our largest customer group, which is principally engaged in the manufacture of HDD, amounted to approximately $13.2 million, S$4.8 million and S$4.1 million, representing approximately 61.5%, 32.7% and 22.0% of our revenue, for the financial years ended December 31, 2020, 2021 and 2022, respectively. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customer groups, particularly our largest customer group, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customer groups operate and in their business expansion plans may negatively affect their purchasing practices and result in a reduction in demand for our products and services. Furthermore, we have a limited number of customer groups for both our sale of cleaning systems and other equipment business and our centralized dishwashing and general cleaning services business. We sold cleaning systems and other equipment to 14, 11 and 14 customer groups during the financial years ended December 31, 2020, 2021 and 2022, respectively. Our centralized dishwashing services and general cleaning services business provided centralized dishwashing services to 38, 54 and 60 customer groups during the financial years ended December 31, 2020, 2021 and 2022, respectively, and provided general cleaning services to 7, 7, and 3 customer groups, respectively, during those periods. If our major customer groups do not place their new orders with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition to maintaining and growing our business with existing customers, the success of our business also depends on our ability to attract new customers. If we are unable to attract new customers, our business growth will be hampered and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are dependent upon our largest customer group for a substantial amount of our revenue.

We derived a significant portion of our revenue from our largest customer group during the financial years ended December 31, 2020, 2021 and 2022. Our sales to that customer group amounted to approximately S$13.2 million, S$4.8 million and S$4.1 million for the financial years ended December 31, 2020, 2021 and 2022, respectively, which accounted for approximately 61.5% 32.7% and 22.0% of our total revenue for the financial years ended December 31, 2020, 2021 and 2022, respectively. This dependence on our largest customer group has not changed materially and we expect that this customer group will continue to account for a significant portion of our total revenue for a considerable period of time if we cannot expand our customer base and our geographical coverage. There is no assurance that we will be able to maintain the same or achieve even higher sales amounts to that customer group. Our sales to such customer group will be affected by the results of operations of the companies within that group, which may in turn be affected by many factors such as global and/or regional political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime, demand for their products and implementation of sales and marketing strategies for their products. If the companies within our largest customer group are unable to launch their marketing plans for their products successfully, or if there is any material and adverse change in political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime or if the demand for their products weakens materially, and if we are unable to develop new customers and secure purchase orders of comparable size or under substantially the same terms, our business, financial condition, results of operations and prospects may be materially and adversely affected. Further, if we fail to achieve more diversified income or reduce our reliance on such customer group, or if we fail to secure a similar level of business from other customers on comparable commercial terms, such that the reduction in revenue from our largest customer group could be partly or wholly offset, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Additionally, there may be accidents or injuries to our workers caused by the use of machinery or equipment at our production and processing facilities, which could interrupt our operations and result in legal and regulatory liabilities. While none of our workers were involved in any work-related accidents or suffered any work-related injuries during the financial years ended December 31, 2020, 2021 and 2022, or during the period from January 1, 2023 through the present date, there is no assurance that there will not be any such accidents or injuries in the future, which could cause operational breakdowns. Any such operational breakdowns, interruptions or suspensions may affect our business, financial condition, results of operations and prospects.

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

As Ms. Hong Bee Yin, our Chairman, executive Director and chief executive officer, contributes significantly to various key aspects of our business, including business development and operations, the continued success and growth of our Group is dependent on our ability to retain her services. We do not carry key person life insurance on the life of Ms. Hong or any of our Directors or executive officers. The loss of Ms. Hong’s services as our Chairman, executive Director and chief executive officer may materially and adversely affect our business, future plans and prospects.

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

The outbreak of war in February 2022 in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on many of our customers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Expenses for raw materials, such as stainless steel, aluminum, and electronic components, constitute most of our cost of revenues, representing approximately 57.8%, 43.5% and 57.8% of our total cost of revenues for the financial years ended December 31, 2020, 2021 and 2022, respectively. Expenses for raw materials as a percentage of our total cost of revenue have not materially changed through the present date. A shortage of raw materials or material increases in the cost of raw materials may materially and adversely affect our operations and profitability, and there is no assurance that we will be able to identify suitable alternatives at comparable prices and quality in order to meet our contract requirements.

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

Part of our work is carried out by computers and software systems used for design and engineering works such as the ANSYS Discovery, SolidWorks and AutoCAD software systems. During the financial years ended December 31, 2020, 2021 and 2022 and during the period from January 1, 2023 to the present date, we engaged third party information technology service providers to provide support services for our various hardware and software systems. The computer systems of our Group are currently located at our office in Singapore, with access restricted to authorized personnel. A physical breakdown of and/or damage to our computer hardware and software systems and/or data storage facilities may lead to a loss of data. In addition, our software systems may be vulnerable to interruptions due to events beyond our control, including, but not limited to, telecommunications or electricity failure, computer viruses, hackers and other security issues, and any such interruption or failure could disrupt our business and operations. There is no assurance that we have sufficient ability to protect our computer hardware and software systems and data storage facilities from all possible damage, including telecommunications or electricity failure or other unexpected events.

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

We intend to recruit additional staff to expand our research and development and engineering team and to build up our business development team. Both the cleaning equipment industry and the dishwashing industry face labor shortages and rising labor costs in Singapore. This may result in a need to employ more foreign workers for companies involved in the manufacturing sector in Singapore. If we are unable to recruit and retain sufficient and qualified staff, including foreign workers, for us to execute our business, or if we have to increase our costs to attract and maintain such staff, our results of operations and financial performance may be materially and adversely affected and our future growth may be inhibited. Further, we may be unable to recruit additional staff necessary to implement our business strategies. We incurred employee benefit expenses of approximately S$3.1 million, S$3.2 million and S$4.5 million, representing approximately 14.4%, 21.6% and 24.2% of our total revenue for the financial years ended December 31, 2020, 2021 and 2022, respectively. Although our labor costs will increase upon recruitment of additional staff, there is no assurance that our revenue or gross profit will increase accordingly. As such, in the event we are unable to obtain more orders for both our sale of cleaning systems and other equipment business and our centralized dishwashing and ancillary services business after implementation of such planned investment, our business, financial position and profitability may be adversely affected.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 138.5 days and 86.7 days for the financial years ended December 31, 2021 and 2022 respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2020, 2021 and 2022, or during the period from January 1, 2023 to the present date, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

We are exposed to the risk of fraud or other misconduct by our employees and other third parties. Misconduct by such parties may include theft, unauthorized business transactions, bribery or breaches of applicable laws and regulations, which may be difficult to detect or prevent. We are not aware of any instances of fraud, theft and other misconduct involving employees and other third parties that had any material and adverse impact on our business and results of operations during the financial years ended December 31, 2021 and 2022, or during the period from January 1, 2023 to the present date. However, there is no assurance that there will not be any such instances in the future. We may be unable to prevent, detect or deter all instances of misconduct. Any misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and harm our reputation and may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were denominated in United States dollars during the financial years ended December 31, 2020, 2021 and 2022. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

As of December 31, 2021 and 2022, we had inventories of S$2.6 million and S$11.9 million, respectively. The higher inventory for the financial year ended December 31, 2022 was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues and increased orders for 2023. Our inventory turnover days for the financial years ended December 31, 2021 and 2022 were 75 days and 122 days, respectively. The higher number of days for the financial year ended December 31, 2022 was mainly due to increased raw materials inventory purchased closer to financial year end in anticipation of slower delivery lead times and increased orders for 2023. Our business relies on customer demand for our products. Any reduction in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Risks Related to Our Securities

We received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2).

On November 3, 2022, we received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Notification”). The Notification stated that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Receipt of the Nasdaq Notification does not result in the immediate delisting of our Ordinary Shares and has no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Capital Market under our symbol “JCSE.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until May 2, 2023, to regain compliance with the Minimum Bid Requirement. If at any time before May 2, 2023 the closing bid of our Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq will provide a written confirmation of compliance and the matter will be closed. In the event that we do not regain compliance by May 2, 2023, we may be eligible for additional time to qualify. To qualify for additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market with the exception of the bid price requirement. Further, in the event that we do not regain compliance with the Minimum Bid Price Requirement by May 2, 2023 and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Capital Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our Ordinary Shares to the OTCQX of the OTC Markets. There can be no assurance that we will be able to maintain the listing of our Ordinary Shares on Nasdaq.

Based on receipt of the Nasdaq Notification, we may not maintain the listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to trading restrictions.

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

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Certain recent initial public offerings of companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We have experienced similar volatility, which makes it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed below in “— An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly,” our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Since our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase shares of our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares has fluctuated significantly.

We cannot assure you that an active public market for our Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in our initial public offering was determined by negotiation between us and the representative of the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares will rise above the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

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

Ms. Hong Bee Yin, our Chairman, executive director and chief executive officer, beneficially owns an aggregate of approximately 64% of our issued and outstanding Ordinary Shares. Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

Item 4. Information on the Company

History of the Company

Our Group’s history can be traced back to November 1999 when JCS-Echigo Pte. Ltd. (“JCS”) was founded by Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer. Our Group commenced business in 2005. We have manufactured a broad range of cleaning systems, including aqueous washing systems, plating and cleaning systems, train cleaning systems and other equipment for our customers. Our business in the provision of centralized dishwashing services for the food and beverage industry commenced in 2013.

As of the date of this Annual Report, our Group is comprised of the Company and its subsidiaries, JE Cleantech International Limited, JCS-Echigo Pte Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd.

Corporate Structure

Our Company was incorporated in the Cayman Islands on January 29, 2019 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$100,000 divided into 100,000,000 Ordinary Shares, par value US$0.001 each. Prior to a group reorganization, JE Cleantech International Limited was the holding company of our group of companies comprised of JCS-Echigo Pte. Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd. JE Cleantech International Limited was held 80% by JE Cleantech Global Limited (which is wholly-owned by Ms. Hong Bee Yin, our CEO), 14% by Triple Business Limited, 4% by Ever Bloom Properties Company Limited and 2% by Aqua Lady Group Limited. Upon completion of our reorganization, we were owned as to 9,600,000, 1,680,000, 480,000 and 240,000 Ordinary Shares by JE Cleantech Global Limited, Triple Business Limited, Ever Bloom Properties Company Limited and Aqua Lady Group Limited, respectively, and JE Cleantech International Limited, JCS-Echigo Pte. Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd. became our direct and indirect subsidiaries.

In April 2022, we closed on the sale of 3,020,000 newly issued Ordinary Shares and Triple Business Limited sold 750,000 of our Ordinary Shares in our initial public offering. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders,” for information on the current shareholdings of our major shareholders.

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

JCS-Echigo Pte. Ltd. (“JCS”)

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

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
1999	JCS was established.

2005	JCS began its business in the sale of cleaning systems.

2006

We established the JCS Facility and commenced the business of the design, development, manufacture and sale of cleaning systems.

We completed our first order for a cassette washing system for a customer in the HDD industry.

2007	We registered our first patent in Singapore under JCS for a cleaning process and apparatus.

2010	Hygieia was established.

2011	We completed our first order for a medical cleaning system.

2012	We completed our first order for a dish cleaning system.

2013	Hygieia commenced provision of centralized dishwashing services at a customer’s premises.

2014	We established the Hygieia Facility.

2018	We received an invitation from a statutory board in Singapore to showcase a prototype of a robot floor scrubber for the interior of public trains.

2022	Our Company was listed on Nasdaq.

Business of Our Operating Subsidiaries

Overview

Our Group is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our cleaning systems business started in 2006 and we design, develop, manufacture and sell cleaning systems for various industrial end-use applications to customers mainly in Singapore and Malaysia. We have also provided centralized dishwashing since 2013 and general cleaning services since 2015, mainly for food and beverage establishments in Singapore. We are also a leading centralized dishwashing services provider in Singapore.

For the financial years ended December 31, 2020, 2021 and 2022, our Group generated approximately S$16.9 million, S$9.0 million and S$11.4 million of revenue from our sale of cleaning systems and other equipment business, representing approximately 79.2%, 60.8% and 61.4% of our total revenue, respectively.

For the financial years ended December 31, 2020, 2021 and 2022, our Group generated approximately S$5.8 million and S$7.8 million of revenue from our provision of centralized dishwashing and ancillary services business, representing approximately 20.8%, 39.2% and 38.6% of our total revenue, respectively.

The portion of our revenue from each business line has not changed substantially through April 30, 2023.

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

The table below sets forth the revenue generated from our sale of cleaning systems and other equipment by product type during the financial years ended December 31, 2020, 2021 and 2022:

	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Aqueous washing systems	12,920	81.9	4,757	60.9	5,171	49.3
Plating and cleaning systems	-	-	-	-	-	-
Other equipment	2,863	18.1	3,056	39.1	5,311	50.7
Total	15,783	100.0	7,813	100.0	10,482	100.0

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

In addition, we also provide repair and servicing of the cleaning systems that we sell to our customers, and we also sell related parts used in such cleaning systems which we purchase from third party suppliers such as proximity sensors and transducer plates. Provision of repair and servicing of cleaning systems and sale of related parts amounted to approximately S$1.2 million, S$1.2 million and S$1.0 million in revenue, representing approximately 5.4%, 7.9% and 5.2% of our total revenue, for the financial years ended December 31, 2020, 2021 and 2022, respectively.

We are the sole distributor of STICO anti-slip shoes in Singapore, and our customers are mainly food and beverage establishments in Singapore. The STICO anti-slip shoes are made of ethylene-vinyl acetate (EVA) material and are light with an anti-slip resistance function, making them suitable for wear on wet and oily surfaces. Sale of such STICO anti-slip shoes amounted to approximately S$97,000, S$120,000 and S$159,000 in revenue, recognized as other income, for the financial years ended December 31, 2020, 2021 and 2022, respectively.

We generally provide a one-year warranty period for the cleaning systems manufactured and sold to our customers from acceptance of delivery of such cleaning systems. During the warranty period, we offer free replacement for components and related parts, as well as repair and servicing of our cleaning systems. After expiry of the warranty period, repair and maintenance services will be provided with additional charges, based on the complexity of the services and cost of components required for any such repair or maintenance. Other equipment is warranted to be in good working order without faulty workmanship or faulty materials. We generally do not offer any product return or refunds for our cleaning systems and other equipment as our customers acknowledge that our products are functional and met their technical specifications upon delivery and inspection by them.

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

We typically enter into contracts for our provision of centralized dishwashing and general cleaning services with our customers for a term of one to two years. In view of the continued long-term relationship of at least three to four years with most of the customer groups with whom the Group has expiring contracts, we are confident that the Group will be able to renew those contracts upon expiry.

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

Our Customers

During the financial years ended December 31, 2020, 2021 and 2022, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Top five customers

For the financial years ended December 31, 2020, 2021 and 2022, our top five customers accounted for approximately 88.4%, 80.6% and 68.1% of our total revenue, respectively. Our Group’s largest customer accounted for approximately 61.5%, 32.7% and 22.0% of our total revenue, respectively, for the corresponding financial year. During the financial years ended December 31, 2020, 2021 and 2022 and up to the date of this Annual Report, we have not experienced any material disputes with our customers.

The following table sets out information on our top five customers for the periods indicated:

For the financial year ended December 31, 2020

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	General Payments	Credit Terms	Transaction Amounts (SGD)	% of Total Sales
Group A(1)	Malaysia, the United States and PRC	Cleaning systems	2009	60 days	Telegraphic transfer	$13,163	61.5

Group B(2)	Taiwan, South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	45 days	Telegraphic transfer	$2,361	11.0

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	30 days	Telegraphic transfer	$1,395	6.5

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	7 to 30 days	Telegraphic transfer	$1,230	5.8

Group F(6)	Singapore	Centralized dishwashing & general cleaning services, repair & servicing of cleaning systems	2015	30 or 60 days	Telegraphic transfer	$765	3.6

					TOTAL	$18,914	88.4

For the financial year ended December 31, 2021

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	General Payments	Credit Terms	Transaction Amounts (SGD)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$4,833	32.7

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$3,188	21.6

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	30 days	Telegraphic transfer	$1,441	9.8

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	45 - 60 days	Telegraphic transfer	$1,188	8.0

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,254	8.5

					TOTAL	$11,904	80.6

For the financial year ended December 31, 2022

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	General Payments	Credit Terms	Transaction Amounts (SGD)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$4,094	22.0

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$3,902	20.9

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	30 days	Telegraphic transfer	$1,801	9.7

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	45 - 60 days	Telegraphic transfer	$1,522	8.2

Group F(6)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,370	7.3

					TOTAL	$12,689	68.1

(1) Four of the entities in Customer Group A, which are principally engaged in the manufacture of HDD, were our customers for the financial years ended December 31, 2020, 2021 and 2022, respectively. The ultimate holding company of Customer Group A is headquartered in the United States with international offices, and is listed on Nasdaq.

(2) Four, five and four entities in Customer Group B, which are principally engaged in the provision of engine and industrial solutions, were our customers for the financial years ended December 31, 2020, 2021 and 2022, respectively. The ultimate holding company of Customer Group E is headquartered in the United States with international offices, and is listed on the New York Stock Exchange.

(3) Two of the entities in Customer Group C, which are principally engaged as operators of food courts, were our customers for the financial years ended December 31, 2020, 2021 and 2022, respectively. The shares of Customer Group D’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to June 5, 2020. The company is now privatized.

(4) Three, four and four of the entities in Customer Group D, all of which are principally engaged as operators of food courts and retail malls or health and eldercare service providers, were our customers for the financial years ended December 31, 2020, 2021 and 2022, respectively. The holding entity of Customer Group C is headquartered in Singapore.

(5) One entity in Customer Group E, which is principally engaged as an operator of food courts, was our customer for the financial years ended December 31, 2020, 2021 and 2022. The company is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

(6) Four entities in Customer Group F, which are principally engaged as ground-handling and in-flight catering services providers, were our customers for the financial years ended December 31, 2020, 2021 and 2022. The parent company of Customer Group F is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

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

We have maintained stable business relationships with a majority of our major customers. During the financial years ended December 31, 2020, 2021 and 2022, our top five customers included renowned HDD manufacturers, international engine and industrial solutions provider and food and beverage establishment operators in Singapore, three of which have more than 10 years of business relationships with us. As of the date of this Annual Report, our customers continue to be from such various industries. We believe that certain customers, such as multinational corporations, may have stringent selection processes for their suppliers and we have had to meet certain criteria and audit checks before becoming an approved qualified supplier.

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

Experienced management team

We have an experienced management team, led by Ms. Hong Bee Yin, our Chairman, executive Director, chief executive officer and founder, who has been instrumental in spearheading the growth of our Group. Ms. Hong has over 16 years of experience in the cleaning solutions industry in Singapore and she is primarily responsible for planning and execution of our Group’s business strategies, including product development, as well as managing our Group’s relationships.

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

Expand our product portfolio and R&D and engineering team

We believe that our R&D capabilities and engineering expertise are vital in maintaining our long-term competitiveness and driving our business growth. We expect Industry 4.0 and artificial intelligence is the current trend for automation of industrial manufacturing and it has been an ongoing process in Singapore. As part of the Industry 4.0 and robotic initiatives, the Singapore government has allocated investment in R&D projects that speed up industry transformation projects to help local manufacturers undergo the industry transformation. Such ongoing initiatives help create the demand for both digitized and automated machinery in the manufacturing space.

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

The following table sets forth the average utilization rates of certain major machinery and equipment used at our JCS Facility in respect of the production and manufacture of cleaning systems and other equipment during the fiscal years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
	Average utilization rate(1)(2) (%)	Average utilization rate(1)(2) (%)	Average utilization rate(1)(2) (%)
CNC lathe machine	122.1	103.5	137.2
Laser cutting machine	121.6	112.5	134.7

(1) For illustration purposes only, the utilization rate is calculated by dividing the number of hours of usage of the relevant machine per year by the number of operating hours of our JCS Facility for the same financial year, which is calculated based on the assumption that there are 8.5 operating hours per working day on weekdays and 3.5 operating hours on Saturdays.

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

The average utilization rates of the above machinery and equipment used at our JCS Facility generally exceeded 100% as these machines have been operated past the normal operating hours of our JCS Facility in order to fill our orders for cleaning systems and other equipment based on contract requirements. The average utilization rates were lower in the year ended December 31, 2021, as compared to the year ended December 31, 2020, corresponding with the decrease in orders for cleaning systems completed in 2021. The average utilization rates were higher in the year ended December 31, 2022, as compared to the year ended December 31, 2021, corresponding with the increase in orders for cleaning systems completed in 2022. During the period from January 1, 2023 and the date of this Annual Report, the average utilization rates for our CNC lathe machine and our laser cutting machine were approximately the same as during the same period in our financial year ended December 31, 2022.

Notwithstanding that the average utilization rate of the aforesaid machinery and equipment at our JCS Facility generally exceeded 100% during the fiscal years ended December 31, 2020, 2021 and 2022, our directors are of the view that our JCS Facility has sufficient capacity to process the orders for cleaning systems and other equipment for at least the next 12 months for the following reasons:

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

The utilization rates of the CNC lathe machine and the laser cutting machine are calculated based on 8.5 operating hours per working day on weekdays and 3.5 operating hours on Saturdays. In the event that the current hours of usage cannot meet the demand, our management will consider adding one or two more shifts on weekdays, and/or increasing the number of working hours on weekends to increase the production capacity of the CNC lathe machine and the laser cutting machine to meet the production schedule.

The production floor at our JCS Facility has a total usable floor area of approximately 1,470.1 square meters; the total estimated usable floor area which is utilized by our machinery and equipment is approximately 1,219.4 square meters, representing approximately 83.0% of the available space.

Hygieia Facility

The processing capacity and utilization rates at our Hygieia Facility with respect to our provision of centralized dishwashing services during the fiscal years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020			2021			2022
	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)

Halal semi-automated washing line A	84,257	148,010	56.9	91,289	148,010	61.7	101,979	148,010	68.9
Halal semi-automated washing line B	95,237	214,614	44.4	78,119	214,614	36.4	39,489	214,614	18.4
Non-Halal semi-automated washing line C	175,930	310,821	56.6	196,110	310,821	63.1	285,023	310,821	91.7
Non-Halal semi-automated washing line D	45,695	155,410	29.4	69,157	155,410	44.5	108,165	155,410	69.6

(1) For illustration purposes only, the processing capacity is determined by identifying the maximum number of tubs (which will contain the soiled dishware) we can wash per year. In this regard, the processing capacity is calculated based on the following assumptions: (i) 20.5 operating hours per working day (excluding equipment cleaning time and workers’ lunch break); and (ii) 361 working days each year for the years ended December 31, 2020, 2021 and 2022 (excluding holidays and regular maintenance).

(2) For illustration purposes only, the utilization rate is calculated by dividing the actual processing volume by the processing capacity for the same financial year, which is calculated based on the assumptions set out above.

Other than for our Halal semi-automated washing line, there was a steady increase in the utilization rates of the washing lines at our Hygieia Facility from the year ended December 31, 2020 to the year ended December 31, 2022 as (i) the number of food establishments utilizing our centralized dishwashing services increased; (ii) there was higher footfall and demand for dine-in services at our customers’ food and beverage establishments as a result of the resumption of dine-in services, which resulted in a higher volume of soiled dishware from our customers; and (iii) additional customers contracted for our centralized dishwashing services.

As diners in food and beverage establishments usually finish their meals at approximately the same time, customers of our centralized dishwashing services business generally require the soiled dishware to be washed and returned to their food and beverage establishments during the day and particularly after mealtimes, with the peak hours being from 3:30 p.m. to 9:30 p.m. on weekdays, even though our Hygieia Facility operates in three shifts and 20.5 hours per day. Therefore, the average utilization rate of the Halal and non-Halal washing lines at our Hygieia Facility during peak hours reaches 100%, calculated based on the number of tubs washed divided by the processing capacity of the respective washing lines, as we have more tubs arriving at our Hygieia Facility than we can process during peak hours.

Impact of COVID-19 on our business and operations

Singapore Control Order Regulations

On April 3, 2020, the Multi-Ministry Taskforce of the Singapore government approved an elevated set of safe distancing measures (“Circuit Breaker Measures”) due to increasing local transmission of COVID-19. On April 7, 2020, the Singapore Parliament passed the COVID-19 (Temporary Measures) Act 2020 (“COVID-19 Act”), which provides the Singapore government the legal basis to enforce the Circuit Breaker Measures, and the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 (“Control Order Regulations”) under the COVID-19 Act to implement the Circuit Breaker Measures. The Control Order Regulations imposed restrictions on premises and businesses in relation to the closure of premises and controls on essential and non-essential service providers, and the movement of people, both in public places and in their places of residence. The Control Order Regulations required the closing of most physical workplace premises and suspension of all business, social and other activities that could not be conducted through telecommuting from home, except for those providing essential services and in selected economic sectors which are critical for local and global supply chains (“Essential Services”). Entities providing Essential Services were required to operate with the minimum number of staff on their premises to ensure the continued running of those services, and to implement strict safe distancing measures. The Control Order Regulations could be varied or extended, depending on the assessment of the then situation by the Singapore government. The Circuit Breaker Measures were imposed under the Control Order Regulations during the period between April 7, 2020 and June 1, 2020.

On May 19, 2020, the Multi-Ministry Taskforce announced that the Circuit Breaker Measures would end on June 1, 2020 and the Multi-Ministry Taskforce would embark on a controlled approach to resume economic and community activities by progressively lifting the control measures still in place after June 1, 2020 over three phases, with the first phase to be implemented with effect from June 2, 2020. The three phases were (a) a “Safe Re-opening” phase, implemented from June 2, 2020 to June 18, 2020 (inclusive), during which economic activities that did not pose a high risk of transmission (“Permitted Services”) were resumed while social, economic and entertainment activities that carry a higher risk remained closed, and everyone was advised to continue to leave home only for essential activities and to wear a mask when doing so (“Phase 1”); (b) a “Safe Transition” phase with the gradual resumption of more activities including the re-opening of more firms and businesses (“Permitted Enterprises”), subject to safe management measures being implemented and practiced by employers and employees in these workplaces and their ability to also maintain a safe environment for their customers, and social activities in small groups of not more than five persons, which were implemented with effect from June 19, 2020 (“Phase 2”); and (c) a “Safe Nation” phase, implemented with effect from December 28, 2020, whereby social, cultural, religious and business gatherings or events were resumed, although gathering sizes still had to be limited in order to prevent large clusters from arising, and services and activities that involved significant prolonged close contact or significant crowd management risk in an enclosed space also were allowed to be re-opened, subject to their ability to implement strict safe management measures effectively (“Phase 3”).

Between May 16, 2021 and August 6, 2021, the Singapore government introduced two phases, namely the Phase 2 (Heightened Alert) and Phase 3 (Heightened Alert), along with the easing of certain measures within each of such phases. In summary, the Phase 2 (Heightened Alert) measures, which were in effect from May 16, 2021 to June 13, 2021, included reductions in prevailing social gathering group size, sizes of larger scale events or activities and reinstatement of “work-from-home” as the default at workplaces to minimize workplace interactions, and the Phase 3 (Heightened Alert) measures, which were in effect from June 14, 2021 to July 19, 2021, were contemplated as a calibrated reopening and included increases in social gathering group sizes, event size and capacity limits, and subsequently the resumption of dining in at food and beverage establishments. On July 20, 2021, the Singapore government announced the reversion back to Phase 2 (Heightened Alert) measures from July 22, 2021 to August 18, 2021, which superseded the measures introduced on July 19, 2021, during which “work from home” remained the default, employers who needed staff to return to workplaces were required to ensure that there was no cross-deployment at various worksites, enforce staggered start times and flexible working hours and social gatherings at workplaces were not allowed.

On August 6, 2021, the Singapore government announced the easing of some safe management measures, with the first phase to take effect on August 10, 2021 and the second phase to take effect on August 19, 2021, which superseded those introduced on July 22, 2021 as part of Singapore’s transition towards COVID-19 resilience. The eased measures allowed for an increase in social gathering group size, event size and capacity limits for fully vaccinated individuals and easing of “work-from-home” requirements. A further easing of community measures was announced on August 19, 2021. Subsequently, given the exponential rise in COVID-19 cases from the end of August 2021, on September 24, 2021, the Singapore government announced a tightening of safe management measures during the stabilization period between September 27, 2021 and October 24, 2021, which was later extended to November 21, 2021, with a mid-point review. On November 8, 2021, the Singapore government announced calibrated adjustment of safe management measures including the easing of dine-in restrictions and updates to border measures. On December 22, 2021, in response to the global emergence of the Omicron variant, the Singapore government introduced travel restrictions for affected countries or regions and enhanced the testing requirements for travelers. Effective March 29, 2022, the Singapore government significantly eased COVID-19 restrictions by, among other things, lifting the requirement to wear masks outdoors, doubling the group size limit to 10 people and lifting the ban on alcohol sales in pubs and eateries after 10:30 p.m. It also eased testing and quarantine requirements for travelers and declared that up to 75% of employees who can work from home are allowed to return to their workplaces. Effective April 26, 2022, the Singapore government further eased COVID-19 restrictions by, among other things, (i) allowing employees to remove their masks at their workstations when they are not interacting physically with others and when they are not in customer-facing areas; (ii) removing the group size limit and safe distancing requirement between individuals or between groups; (iii) allowing all employees to return to their workplaces; and (iv) removing all capacity limits.

Impact on our suppliers and sub-contractors

Our suppliers and sub-contractors were affected by the Circuit Breaker Measures if they did not constitute providers of Essential Services and were required to suspend their businesses and operations. During the Circuit Breaker Period, our Group did not experience any material supply chain disruption (including delivery time and pricing) in respect of our sale of cleaning systems and other equipment business and our centralized dishwashing and ancillary services business. In addition, during the Circuit Breaker Period, we agreed with all our sub-contractors for on-site cleaning services for food and beverage establishment and logistics service providers on reductions in fees given that they had provided reduced manpower and/or services as our customers, which are food and beverage establishments, were required to suspend dine-in operations under the Circuit Breaker Measures, which had resulted in reduced sub-contracting costs for our on-site cleaning services and reduced logistics costs.

During Phase 1, entities providing Permitted Services, which included manufacturing and wholesale trade, were allowed to resume normal operations. As of April 24, 2022, (i) we had not been informed by any supplier and/or sub-contractor for our sale of cleaning systems and other equipment business that their business had not yet resumed operations or that there would be any delays in parts required for our ongoing orders; and (ii) we had not encountered any disruption in the supply of rinsing aids and drying aids from our supplier for our provision of centralized dishwashing services.

As of April 2023, our businesses have essentially returned to pre-COVID-19 levels.

Impact on our business and revenue

(1) Sale of cleaning systems and other equipment business

In respect of our sale of cleaning systems and other equipment business, we were permitted under our Continued Operations Plans to continue operations for the design and manufacture of cleaning systems and other equipment for the semiconductor sector during the Circuit Breaker Period. During the Circuit Breaker Period from April 7, 2020 to June 1, 2020 (inclusive), our Group obtained four new orders for the semiconductor industry and three new orders from customers in non-semiconductor sectors for sale of cleaning systems and other equipment, with total contract value of approximately S$0.6 million, and delivered 12 orders, with total contract value of approximately S$0.4 million. In addition, while there were short delays experienced for certain contracts, the affected customers agreed to the revised delivery schedule with no additional costs or penalties to be incurred by us, and none of our customers cancelled or terminated their orders and agreements with our Group.

During the Circuit Breaker Period, we were permitted to continue operations at our JCS Facility with a reduced workforce and with safe distancing measures in place. Notwithstanding the reduced workforce during the Circuit Breaker Period, there were sufficient employees carrying out the technical support and manufacturing functions at our JCS Facility to fulfill the outstanding orders, while the rest of the employees, such as those carrying out finance and accounting, research and development and engineering functions, were able to carry out their work from home. Accordingly, we were able to continue to operate with a reduced workforce physically attending work at our production facilities during the Circuit Breaker Period, to fulfill outstanding orders and to ensure continuity of our Group’s business operations during such period.

During Phases 1, 2 and 3, we generally resumed normal business operations at our JCS Facility and in respect of the sale of cleaning systems and other equipment business of our Group. During the period from January 1, 2021 to November 30, 2021, we had 53 orders for our cleaning systems and other equipment with an aggregate contract value of approximately S$7.2 million, all of which were delivered during the year ended December 31, 2021. Between April 7, 2020 (the commencement date of the Circuit Breaker Measures) and April 24, 2023, none of our customers for our sale of cleaning systems and other equipment business have cancelled or terminated or expressed their intention to cancel or terminate their contracts or agreements with our Group due to the outbreak of COVID-19.

(2) Centralized dishwashing and ancillary services business

In respect of our centralized dishwashing and ancillary services business, we experienced a decrease in revenue of approximately 80% in April and May 2020 during the Circuit Breaker Period, as compared to our revenue in February 2020, as only 17 food and beverage establishments for which we provided centralized dishwashing services maintained normal operations.

As dine-in operations at food and beverage establishments continued to be suspended during Phase 1, we experienced a further decrease in revenue of approximately 62.6% in June 2020, as compared to our revenue in February 2020.

During Phases 2 and 3, we resumed the provision of our centralized dishwashing services and general cleaning services for most of our customers. From January 1, 2021 to April 24, 2022, we obtained new contracts for 42 food and beverage establishments, with total annual contract value of approximately S$0.4 million for our provision of centralized dishwashing and general cleaning services business. As of April 24, 2022, we had ongoing contracts with 92 food and beverage establishments for the provision of centralized dishwashing services and general cleaning services and ongoing contracts with 16 customers for the leasing of dishwashing equipment. For the period beginning from April 7, 2020 (the commencement date of the Circuit Breaker Measures) to April 24, 2022, only 11 of our customers for our provision of centralized dishwashing and ancillary services business cancelled or terminated or expressed their intention to cancel or terminate their contracts or agreements with our Group due to the outbreak of COVID-19.

In view of the exceptional situation, we agreed on a fee reduction arrangement with our customers who requested such reduction in fees due to the lower footfall at their food and beverage establishments even though dine-in services had resumed in Phase 2 and Phase 3, and hence required less centralized dishwashing and general cleaning services from our Group. We experienced a decrease in revenue from our provision of centralized dishwashing and ancillary services business of approximately 25.7% for the year ended December 31, 2020, as compared to our revenue for the year ended December 31, 2019. Our revenue for the year ended December 31, 2021 from our provision of centralized dishwashing and ancillary services business showed an increase of approximately 30.0% as compared to our revenue for the year ended December 31, 2020. Our revenue for the year ended December 31, 2022 from our provision of centralized dishwashing and ancillary services business showed an increase of approximately 24.2% as compared to our revenue for the year ended December 31, 2021.

Impact on our financial performance

Although we were able to continue operations and fulfill outstanding orders under our sale of cleaning systems and other equipment business, the global outbreak of the COVID-19 pandemic disrupted our operations, as well as the operations of our customers, suppliers and/or sub-contractors. Accordingly, during the year ended December 31, 2020, there were delays in a total of 12 orders with total contract value of approximately S$7.3 million under our sale of cleaning systems and other equipment business, of which (i) nine orders with total contract value of approximately S$4.5 million were delayed for one to three months and were subsequently delivered and the relevant revenue was fully recognized for the year ended December 31, 2020; and (ii) three orders with total contract value of approximately S$2.8 million were delayed for seven to 10 months, S$1.1 million of which were delivered during the year ended December 31, 2021 and the balance of which were delivered during the year ended December 31, 2022. The revenue from these orders was recognized upon delivery to the respective customers. Such orders were delayed primarily due to (a) delay in delivery by the supplier of materials and components; (b) delay in finalizing the design of the products by the customer; and (c) request by the customer to delay delivery as its production facilities were not ready to receive products.

In addition, one customer requested that three orders be expedited to meet their production schedule. These orders, which had a total contract value of approximately S$0.3 million, were originally due for delivery during the year ended December 31, 2021. Instead, we completed and delivered these three orders during the year ended December 31, 2020 and the revenue from these orders was recognized upon delivery to the customer.

No delays of orders occurred during the financial year ended December 31, 2022.

Impact on our workforce

During the Circuit Breaker Period, a certain number of employees per day were permitted to carry out operations at our JCS Facility with safe distancing measures in place under our Continued Operations Plans, which were sufficient to carry out the technical support and manufacturing function at our JCS Facility and fulfil outstanding orders during such period. The rest of the employees, such as those carrying out finance and accounting, research and development and engineering functions, were able to carry out their work from home. The average daily utilization rate of our major machinery, namely the CNC lathe machine and the laser cutting machine, at our JCS Facility was approximately 122.1% and 121.6%, respectively, for the year ended December 31, 2020. During the Circuit Breaker Period, all our employees employed by Hygieia were permitted to continue carrying out operations at our Hygieia Facility with safe distancing measures in place.

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

Upon the commencement of Phase 1, our employees resumed work at our JCS Facility and Hygieia Facility, with the appropriate safe distancing measures in place.

Control measures

During the height of the COVID-19 pandemic, our Group adopted control measures to protect our employees, workers and customers from outbreaks of infectious diseases, in line with the advisories issued by the Singapore Ministry of Manpower (the “MOM”) on best practices to be adopted by workplaces in Singapore, which included (i) asking our staff and workers who interact with our suppliers and other service providers to wear personal protective equipment (such as face masks and gloves) provided by the Company; and (ii) evaluating our service contracts and our customers’ food and beverage establishments for the need for increased frequency of on-site cleaning services to ensure that our services were suitable for their enhanced cleaning needs due to COVID-19. As the COVID-19 pandemic subsided during 2022, we discontinued these practices.

Licenses and Permits

The following licenses are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to

License to operate a cleaning business	National Environment Agency (NEA)	February 26, 2024	Hygieia

License / Certificate issued under the Radiation Protection Act	NEA	June 30, 2023	JCS

Certifications

As of April 28, 2023, we have received the following certifications:

Relevant authority/organization	Recipient	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry
Workplace Safety and Health Council	Hygieia	BizSAFE	Level 3	August 7, 2021	August 10, 2024
Workplace Safety and Health Council	JCS	BizSAFE	Level Star	August 23, 2017	July 6, 2023
Islamic Religious Council of Singapore	Hygieia	Storage management	Halal Certificate	N/A	March 31, 2024
SGS	Hygieia	Food safety management	ISO 22000: 2005	August 26, 2021	August 25, 2024
SOCOTEC Certification International	JCS	Occupational Health and Safety Management	ISO 45001: 2018	July 7, 2017	July 6, 2023
SOCOTEC Certification International	JCS	Quality management system	ISO 9001: 2015	June 23, 2017	June 22, 2023

We intend to apply for the renewal of the above relevant certifications prior to their respective expiry dates and based on past experience, our Directors do not foresee any material difficulties in renewing the certifications of our Group.

Awards and Accreditations

Throughout our operating history, our Group has received a number of awards and accreditations in recognition of our performance and quality products and services. The following table sets forth the awards and accreditations we have been granted up to April 24, 2023.

Year	Award	Organized/Granted By	Recipient
2013	Enterprise 50 Award	KPMG and the Business Times	JCS
2016	SME 1000 Ranking — Top companies ranked by sales/turnover (745th), net profit (443th) and return on equity (680th)	Experian	JCS
2017	SME 1000 Ranking — Top companies ranked by return on equity (631st)	Experian	JCS
2017	SME 1000 Ranking — Emerging 500 companies ranked by sales turnover (1134th)	Experian	JCS
2018	Singapore Quality Class — Recognition of Commendable Performance in Business Excellence	Enterprise Singapore	JCS
2018	Clean Mark Silver Award	NEA	Hygieia
2018	SME 1000 Ranking — Emerging 500 companies ranked by sale turnover (1118th)	Experian	JCS
2019	SME 1000 Ranking — Emerging 500 companies ranked by sales turnover (1490th)	Experian	Hygieia
2021	Clean Mark Silver Award	NEA	Hygieia
2022	Clean Mark Silver Award	NEA	Hygieia

Competition

The precision cleaning equipment market in Singapore is niche and relatively consolidated with just over 10 companies in play comprised of a handful of larger global companies that operate offices in Singapore, as well as several small and medium-sized players, with high barriers to entry in the form of high set-up and operating costs, and track record. We are of the view that there is a trend towards consolidation in the wider precision cleaning market by industry players, as companies move towards offering total solutions in the value chain of both cleaning equipment and cleaning services in order to stand out from the competition.

We are of the view that the precision cleaning manufacturing industry in Malaysia is highly consolidated, with the top five companies in the industry accounting for more than 80% of industry sales. The leading players in the industry are primarily present in the electronics industry. These manufacturers benefit from the robust growth of Malaysia’s position as a global hub for semiconductor manufacturing.

We are also of the view that the dishwashing services market in Singapore currently has a low penetration rate, and that approximately 80% of the potential food and beverage market remains untapped and relatively consolidated to about 10 players, with four bigger companies, including our Group, dominating the market, and several other smaller players making up the remainder. In particular, there is keen competition for dishwashing services in the food and beverage industry due to low barriers to entry and low switching costs, the relatively low set-up and labor costs compared to other industries and clients being able to easily switch service providers given the relatively short span of contracts, with quality of service as the key differentiating factor.

Sales And Marketing

As of April 24, 2023, our sales and marketing team consisted of one full-time employee based in Singapore. Our Chairman, Ms. Hong Bee Yin, oversees our sales and marketing department.

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

Our Group has developed a strong existing customer base in Singapore and overseas. Our customers are corporate groups with their respective group members incorporated or established in various jurisdictions, such as Malaysia, Australia, the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC, for our sale of cleaning systems and other equipment business during the financial years ended December 31, 2021 and 2022. Please refer to the paragraph headed “Our Customers — Top five customers” in this section for further details of our top five customers and their respective countries of incorporation or establishment. We have established stable business relationships with our customers, with three out of our top five customers having more than 10 years of business relationships with us. The profile of our existing customer base, coupled with the stable business relationships we have with our customers, allowed our Group (i) to secure orders from repeat customers, which contributed to approximately 100% of the total sales of our cleaning systems and other equipment for the financial years ended December 31, 2020, 2021 and 2022, and (ii) to gain referrals from our existing customers. Our Group also strives to maintain good customer relationships by producing high quality products and providing professional technical support, and hence it is not necessary for our Group to actively engage in significant sales and marketing efforts for maintaining such business relationships with our existing customers. In addition, as the average utilization rate of certain major machinery and equipment used at our JCS Facility in respect of the production and manufacture of cleaning systems and other equipment during the financial years ended December 31, 2020, 2021 and 2022 generally exceeded 100%, our Group was unable to take on a large number of new orders from new customers. Rather, we mainly focused on fulfilling orders from repeat customers to maintain our business relationships. Under such circumstances, we did not actively engage in sales and marketing activities to pursue orders from new customers and only maintained a small sales and marketing team during the financial year ended December 31, 2022.

The following tables set forth the breakdown of our revenue contributed from the sale of precision and other cleaning systems and equipment from each geographical region during the financial years ended December 31, 2020, 2021 and 2022:

Financial Year ended December 31, 2020

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	4	7	Order from existing customer	398	2.5
	1	3	Referral from existing customer	246	1.6
Malaysia	2	46	Order from existing customer	11,672	74.0
Thailand	2	36	Order from existing customer	1,380	8.7
Belgium	1	32	Order from existing customer	1,096	6.9
South Korea	1	7	Order from existing customer	77	0.5
Taiwan	1	1	Order from existing customer	1	0.01
United States	1	1	Order from existing customer	11	0.09
PRC	1	1	Referral from existing customer	902	5.7
Total	14	134		15,783	100.0

Financial Year ended December 31, 2021

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	4	3	Order from existing customer	83	1.1
Malaysia	1	13	Order from existing customer	4,414	56.5
Thailand	1	42	Order from existing customer	1,559	20.0
Belgium	1	27	Order from existing customer	1,182	15.1
South Korea	1	4	Order from existing customer	73	0.9
Taiwan	1	1	Order from existing customer	-	-
United States	1	6	Order from existing customer	376	4.8
PRC	1	1	Order from existing customer	126	1.6
Total	11	97		7,813	100.0

Financial Year ended December 31, 2022

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	7	28	Order from existing customer	2,478	23.6
Malaysia	1	14	Order from existing customer	3,896	37.2
Thailand	2	46	Order from existing customer	2,363	22.5
Belgium	1	28	Order from existing customer	1,389	13.2
South Korea	1	6	Order from existing customer	178	1.7
Taiwan	1	2	Order from existing customer	122	1.2
United States	1	3	Order from existing customer	55	0.6
PRC	-	-	Order from existing customer	-	-
Total	14	127		10,481	100.0

For the financial years ended December 31, 2021 and 2022, 100% of the total sales to our customers in Singapore were comprised of orders from repeat customers. For the financial year ended December 31, 2020, approximately 61.8% and 38.2% of the total sales to our customers in Singapore were comprised of orders from repeat customers and referrals from existing customers, respectively.

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

Employees

As of December 31, 2022, we employed a total of 102 persons, who were all located in Singapore, as compared to 90 as of December 31, 2021 and 88 as of December 31, 2020, who were also all located in Singapore. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

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

Litigation And Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant proceedings.

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

Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020

On March 26, 2020, the Ministry of Health of Singapore (“MOH”) promulgated the Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020 (the “SHN Regulations”) under the IDA.

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

On March 6, 2023, the Control Orders were extended for a year, allowing the authorities to react quickly to new and dangerous variants if they emerge.

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

For the financial years ended December 31, 2020, 2021 and 2022, our revenue amounted to approximately S21.4 million, S$14.8 million and S$18.6 million, respectively. Our net income amounted to approximately S$1.7 million, S$2,000 and S$1.2 million for the financial years ended December 31, 2020, 2021 and 2022, respectively.

The following table shows our Statement of Operations data for the financial years ended December 31, 2020, 2021 and 2022 in SGD and, for 2022, in USD. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the financial years ended December 31,
	2020	2021	2022	2022
	SGD’000	SGD’000	SGD’000	USD’000(1)

Revenues	21,397	14,764	18,631	13,899
Cost of revenues	(15,493)	(12,416)	(13,503)	(10,073)
Gross profit	5,904	2,348	5,128	3,826

Operating expenses:
Selling and marketing expenses	(20)	(22)	(27)	(20)
General and administrative expenses	(2,350)	(2,267)	(3,337)	(2,490)
Total operating expenses	(2,370)	(2,289)	(3,364)	(2,510)

Income from operations	3,534	59	1,764	1,316

Other income (loss):
Other income	753	707	542	404
Interest expense	(320)	(217)	(336)	(251)
Other expense	(1,623)	(550)	(545)	(406)
Change in fair value in financial instrument	1	3	2	1
Total other income (loss)	(1,189)	(57)	(337)	(252)

Income before tax expense	2,345	2	1,427	1,064
Income tax expense	(618)	-	(235)	(175)
Net income	1,727	2	1,192	889
Other comprehensive income
Foreign currency translation gain/(loss), net of Taxes	54	(24)	2	1
Total comprehensive income/(loss)	1,781	(22)	1,194	890

(1)	Calculated at the rate of US$0.7460 = SGD$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2022.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this Annual Report and those set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 88.4%, 80.6% and 68.1%of our revenue for the financial years ended December 31, 2020, 2021 and 2022, respectively. In particular, sales to our largest customer amounted to approximately S$13.2 million, S$4.8 million and S$4.1 million, representing approximately 61.5%, 32.7% and 22.0% of our revenue for the financial years ended December 31, 2020, 2021 and 2022, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups, and particularly our largest customer group, as well as certain inherent risks, among others, changes and development in the local political, regulatory and business conditions, that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial conditions, and affect our ability to remain profitable and achieve business growth.

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

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 57.8%, 46.3% and 57.8% of our total cost of revenues for the financial years ended December 31, 2020, 2021 and 2022, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply and demand of such raw materials, as well as our bargaining power with our suppliers. During the financial years ended December 31, 2020, 2021 and 2022, the majority of our raw materials were commonly available from the market and their prices have been are affected by the market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

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

Revenue

During the financial years ended December 31, 2020, 2021 and 2022, our revenue was derived from (i) sale of cleaning systems and other equipment business; and (ii) provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	12,920	60.4	4,757	32.2	6,644	35.7
Sale of other cleaning systems and other equipment	2,863	13.4	3,056	20.7	3,838	20.6
Repair and servicing of cleaning systems and sale of related parts	1,162	5.4	1,162	7.9	961	5.1
Sub-total	16,945	79.2	8,975	60.8	11,443	61.4

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	4,357	20.4	5,636	38.2	6,879	36.9
Leasing of dishwashing equipment	95	0.4	153	1.0	309	1.7
Sub-total	4,452	20.8	5,789	39.2	7,188	38.6

Total	21,397	100.0	14,764	100.0	18,631	100.0

Our total revenue increased by approximately S$3.9 million or 26.2% to approximately S$18.6 million for the financial year ended December 31, 2022 from approximately S$14.8 million for the financial year ended December 31, 2021. The increase was mainly attributable to the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately S$2.5 million and increase in revenue generated from our provision of centralized dishwashing and ancillary services business of approximately S$1.4 million. The increases were mainly attributable to the recovery of business from the negative impact of COVID-19 pandemic.

The decrease in our total revenue by approximately S$6.6 million or 31.0% to approximately S$14.8 million for the financial year ended December 31, 2021 from approximately S$21.4 million for the financial year ended December 31, 2020 was mainly attributable to the decrease in revenue generated from our sale of cleaning systems and other equipment business of approximately S$8.0 million, while partially offset by the increase in revenue generated from our provision of centralized dishwashing and ancillary services business of approximately S$1.3 million. The decrease in revenue generated from our sale of cleaning systems and other equipment business for the year ended December 31, 2021 was primarily attributable to an approximately S$8.4 million decrease in revenue from subsidiaries of a certain customer group in Malaysia caused by the disruption by COVID-19 of their expansion in production facilities that resulted in the postponement of delivery of their orders.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the financial years ended December 31, 2020, 2021 and 2022.

	Financial Year ended December 31, 2020	Financial Year ended December 31, 2021	Financial Year ended December 31, 2022
	(SGD’000)	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of year(1)	3,668	5,820	19,997
New contract value for the year	17,995	22,208	19,515
Revenue recognized for the year	15,783	8,031	10,462
Outstanding contract value as of year end(2)	5,820	19,997	29,050

(1) Outstanding contract value as of beginning of year represents the contract value of orders which were not completed as of the beginning of the relevant year.

(2) Outstanding contract value as of year end represents the contract value of ongoing orders as of the end of the relevant year that will be carried forward to the next year.

For the financial years ended December 31, 2020, 2021 and 2022, approximately 25.8%, 43.6% and 54.4% of our total revenue, respectively, was generated from customers located in Singapore and approximately 57.4%, 33.1% and 22.9% of our total revenue, respectively, was generated from customers located in Malaysia. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 16.8%, 23.3% and 22.7% of our total revenue, respectively.

Revenue by geographical locations

Our Group’s provision of centralized dishwashing and ancillary services business is located in Singapore. During the financial years ended December 31, 2020, 2021 and 2022, the customers for our cleaning systems and other equipment were mainly located in Singapore and Malaysia. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Singapore
Sale of precision cleaning systems	142	0.7	—	—	917	4.9
Sale of other cleaning systems and other equipment	502	2.3	83	0.6	1,561	8.4
Repair and servicing of cleaning systems and sale of related parts	431	2.0	568	3.8	468	2.5
Provision of centralized dishware washing and general cleaning services	4,357	20.4	5,636	38.2	6,879	36.9
Leasing of dishware washing equipment	95	0.4	153	1.0	309	1.7
Sub-total	5,527	25.8	6,440	43.6	10,134	54.4

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	11,672	54.5	4,415	29.9	3,896	20.9
Sale of other cleaning systems and other equipment	-	-	—	—	—	—
Repair and servicing of cleaning systems and sale of related parts	617	2.9	462	3.2	368	2.0
Sub-total	12,289	57.4	4,877	33.1	4,264	22.9

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Other countries(1)
Sale of precision cleaning systems	1,106	5.2	343	2.3	357	1.9
Sale of other cleaning systems and other equipment	2,361	11.0	2,998	20.3	3,751	20.1
Repair and servicing of cleaning systems and sale of related parts	114	0.6	106	0.7	125	0.7
Sub-total	3,581	16.8	3,447	23.3	4,233	22.7
Total	21,397	100.0	14,764	100.0	18,631	100.0

(1) For the financial years ended December 31, 2020, 2021 and 2022, other countries include the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC.

Singapore

The increase in revenue in Singapore for the financial year ended December 31, 2022 was mainly due to the increase in revenue generated from sales of precision and other cleaning systems and equipment from our existing and new customers by approximately S$2.4 million and provision of centralized dishwashing and general cleaning services by approximately S$1.4 million attributable to the recovery of business from the negative impact of COVID-19 pandemic.

The increase in revenue in Singapore for the financial year ended December 31, 2021 was mainly due to the increase in revenue generated from provision of centralized dishwashing and general cleaning services by approximately S$1.3 million.

Malaysia

The decrease in revenue in Malaysia for the financial year ended December 31, 2022 was primarily attributable to the decrease in revenue from subsidiaries of a certain customer group in Malaysia of approximately S$0.5 million.

The decrease in revenue in Malaysia for the financial year ended December 31, 2021 was primarily attributable to the decrease in revenue from subsidiaries of a certain customer group in Malaysia of approximately S$8.3 million mainly due to the delivery for the orders received for the sales of precision cleaning machines which will take place in FY2022 as their progress of expansion in production facilities has been disrupted by COVID-19.

Other countries

The increase in revenue in other countries for the financial year ended December 31, 2022 was mainly due to the increase in orders from an existing customer in Thailand. The revenue contributed by other countries for the financial year ended December 31, 2021 is relatively stable as compared with the financial year ended December 31, 2020 with only marginal fluctuation.

Cost of revenues

During the financial years ended December 31, 2020, 2021 and 2022, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the financial years ended December 31, 2020, 2021 and 2022, our cost of revenues amounted to approximately S$15.5 million, S$12.4 million and S$13.5 million, respectively.

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	11,224	72.4	6,885	55.5	7,113	52.7
Cost of provision of centralized dishwashing and ancillary services	4,269	27.6	5,531	44.5	6,390	47.3
Total	15,493	100.0	12,416	100.0	13,503	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020		2021		2022
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	profit	Margin	profit	Margin	profit	Margin
	SGD’000%		SGD’000%		SGD’000%

Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	4,601	35.6	1,509	30.8	2,657	40.5
Sale of other cleaning systems and other equipment	847	29.6	475	15.9	1,456	37.2
Repair and servicing of cleaning systems and sale of related parts	273	23.4	106	9.7	217	22.6
Sub-total/overall	5,721	33.8	2,090	23.3	4,330	40.8

	Financial Year ended December 31,
	2020		2021		2022
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	profit	Margin	profit	Margin	profit	Margin
	SGD’000%		SGD’000%		SGD’000%

Provision of centralized dishwashing and ancillary services business	183	4.1	258	4.5	798	11.1
Total/overall	5,904	27.6	2,348	15.9	5,128	27.5

Our total gross profit amounted to approximately S$5.9 million, S$2.3 million and S$5.1 million for the financial years ended December 31, 2020, 2021 and 2022, respectively. Our overall gross profit margins were approximately 27.6%, 15.9% and 27.5% for the financial years ended December 31, 2020, 2021 and 2022, respectively. Our total gross profit increased during the financial year ended December 31, 2022, which was generally in line with our revenue growth and revenue contributed from precision cleaning machines during the financial year. Our total gross profit during the financial year ended December 31, 2021 decreased by approximately S$3.6 million from approximately S$5.9 million for the financial year ended December 31, 2020 to approximately S$2.3 million which was mainly due to the decrease in our revenue from the sales of precision cleaning systems and other equipment business.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000

Promotion and marketing expenses	12	13	12
Transportation expenses	8	9	15
Total	20	22	27

Our selling and marketing expenses amounted to approximately S$20,000, S$22,000 and S$27,000 for the financial years ended December 31, 2020, 2021 and 2022, respectively. The increase for the financial year ended December 31, 2022 was mainly due to the increase in transportation expenses for overseas business trips to customers’ sites. The slight increase in promotion and marketing expenses for the financial year ended December 31, 2021 was primarily attributable to an increase in online marketing activities.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) property and related expenses; (vii) Directors’ and officers’ liability insurance and (viii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020		2021		2022
	SGD’000%		SGD’000%		SGD’000%

Staff costs	1,412	60.1	1,383	61.0	2,090	62.6
Depreciation	339	14.4	379	16.7	409	12.2
Office supplies and upkeep expenses	160	6.8	150	6.6	132	3.9
Travelling and entertainment	123	5.2	105	4.6	158	4.7
Legal and professional fees	120	5.1	49	2.2	197	5.9
Property and related expenses	147	6.3	176	7.8	170	5.1
Directors’ and officers’ liability insurance			-	-	136	4.1
Miscellaneous expenses	49	2.1	25	1.1	45	1.4
Total	2,350	100.0	2,267	100.0	3,337	100.0

Our general and administrative expenses amounted to approximately S$2.4 million, S$2.3 million and S$3.3 million for the financial years ended December 31, 2020, 2021 and 2022, respectively, representing approximately 11.0%, 15.4% and 17.9% of our total revenue for the corresponding years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and Directors’ remuneration. The staff costs of our Group increased by approximately S$0.7 million mainly due to the directors’ fees paid following the appointment of directors from January 1, 2022, recruitment of operation manager and mechanical and software engineers and increments and promotions to existing staff.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings; (ii) right-of-use assets; (iii) plant and machinery; and (iv) furniture and fittings. The increase in depreciation is mainly due to amortization of newly acquired computer equipment, hardware and system.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travelling and entertainment mainly represented expenditure for business travel and cost incurred for social gatherings and refreshments for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for training and development and staff recruitment services. The increase was mainly due to the increase in audit fee.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Directors’ and officers’ liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of insurance expenses, donation and other miscellaneous expenses.

Other income

Other income of our Group amounted to approximately S$0.8 million, S$0.7 million and S$0.5 million for the financial years ended December 31, 2020, 2021 and 2022, respectively. The income was mainly derived from wholesale sales of STICO anti-slip shoes, Jobs Support Scheme, Jobs Growth Incentive, Government capability development grant and gain on disposal of plant and equipment. The following table sets forth the breakdown of our other income for these periods:

	Financial Year ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000

Wholesale sales of STICO anti-slip shoes	97	120	159
Impairment loss reversed	-	49	-
Jobs Support Scheme	320	87	10
Jobs Growth Incentive	-	72	72
Government capability development grant		-	150
Gain on disposal of plant and equipment	-	71	-
Others(1)	336	308	151
Total	753	707	542

(1) Others mainly consists of sale of scrap materials, other government incentives and other miscellaneous income.

Wholesale sales of STICO anti-slip shoes represented the income generated from wholesale of STICO anti-slip shoes mainly to food and beverage establishments in Singapore, which amounted to approximately S$0.1 million, S$0.1 million and S$0.2 million for the financial years ended December 31, 2020, 2021 and 2022, respectively. For the financial years ended December 31, 2021 and 2022, the wholesale sales of STICO anti-slip shoes increased by approximately 23.7% and 32.5%, respectively, due to resumption of demand from food and beverage establishments.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 10-month period up to August 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021 and further extended to September 2021 with final payout received in March 2022.

Jobs Growth Incentive is an initiative introduced by the Singapore Government in August 2020 to support local hiring from September 2020 to March 2023, to provide wage support to employers to help them in hiring local employees by co-funding monthly salaries paid to each local employee.

The government capability development grant for the financial year ended December 31, 2022, is a financial support from the Singapore government to support the capabilities in development of autonomous and robotic products.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the financial years ended December 31, 2021 and 2022, our interest expense increased by approximately S$0.1 million mainly due to increase in interest rates. For the financial years ended December 31, 2020 and 2021, our interest expense decreased by approximately S$0.1 million mainly due to repayment of bank borrowings during the financial year ended December 31, 2021. For more details of our bank borrowings, please see the paragraph headed ‘‘Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges and extraordinary expenses. The following table sets forth the breakdown of our other expenses for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000

Cost of STICO anti-slip shoes	72	96	127
Bank charges	28	22	36
Extraordinary expenses	1,264	234	145
Others(1)	259	198	237

Total	1,623	550	545

(1)	Others mainly consist of professional training expenses, withholding tax expenses and other miscellaneous expenses.

Other expenses of our Group decreased to approximately S$0.6 million for the financial year ended December 31, 2021 compared to S$1.6 million for the financial year ended December 31, 2020 mainly due to a decrease in extraordinary expenses incurred related to business advisories and consultation. Other expenses remained relatively unchanged for the financial year ended December 31, 2022 as compared to the previous year.

Income tax

During the financial years ended December 31, 2020, 2021 and 2022, our income tax expense was comprised of our current tax expense and deferred tax for the financial year. The following table sets forth the breakdown of our income tax for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000

Current tax expense	534	37	289
Deferred tax	84	(37)	(54)

Total	618	-	235

Pursuant to the rules and regulations of the Cayman Islands and the BVI, our Group is not subject to any income tax in the Cayman Islands and the BVI. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

For the financial year ended December 31, 2022, our income tax increased to approximately S$0.2 million and our effective tax rate was approximately 16.5%. Such income tax increase was generally in line with the increase in our profit for the year. Our income tax decreased to nil for the financial year ended December 31, 2021 and was generally in line with the decrease in our profit for the year.

Our Group had no tax obligation arising from other jurisdictions during the financial years ended December 31, 2020, 2021 and 2022. During the financial years ended December 31, 2020, 2021 and 2022, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the year

As a result of the foregoing, our net income for the year amounted to approximately S$1.8 million, S$2,000 and S$1.2 million for the financial years ended December 31, 2020, 2021 and 2022, respectively.

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

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD2.9 million (approximately US$2.1 million) payable in cash to its shareholders – JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD406,000 (approximately US$0.3 million) was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s Ordinary Shares on a globally recognized stock exchange. Ms. Hong Bee Yin and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of US$0.7 million to be used for the same purposes. The total amount of the loan of approximately US$1.8 million from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of US$1.2 million and US$0.5 million, respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial year ended December 31, 2022, the Company made a repayment of US$1.1 million to Ms. Hong Bee Yin. As of December 31, 2022, the amount of outstanding loan owed to Ms. Hong Bee Yin stood at US$0.6 million.

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2021 and 2022 in SGD and, for 2022, in USD:

	As of December 31,
	2021	2022	2022
	SGD’000	SGD’000	US$’000 (1)

Assets
Current assets:
Cash and cash equivalents	1,108	6,561	4,895
Accounts receivable, net	3,220	5,635	4,204
Prepaid expenses and other current assets, net	847	2,248	1,677
Inventory	2,557	11,892	8,871
Total current assets	7,732	26,336	19,647

Financial instrument	243	245	183
Property, plant and equipment, net	8,981	8,818	6,578
Deferred financing costs	1,321	-	-
Deferred tax assets	163	66	49
Total non-current assets	10,708	9,129	6,811
TOTAL ASSETS	18,440	35,465	26,457

Liabilities
Current liabilities:
Bank loans - current	5,457	5,457	4,071
Lease payable - current	158	280	209
Accounts payable, accruals, and other current liabilities	2,290	2,664	1,987
Warranty liabilities	22	22	16
Income taxes payable	-	319	238
Contract liabilities	-	4,319	3,222
Loan from controlling shareholder	1,523	741	553
Total current liabilities	9,450	13,802	10,297

Bank loans – non-current	4,421	3,976	2,966
Lease payable – non-current	1,395	1,406	1,049
Deferred tax liabilities	151	-	-
Total non-current liabilities	5,967	5,382	4,015

TOTAL LIABILITIES	15,417	19,184	14,311

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 100,000,000 authorized as of December 31, 2021 and 2022; 12,000,000 and 15,020,000 shares issued and outstanding, respectively	16	20	15
Additional paid-in capital	3,626	15,686	11,702
Retained (deficit)/earnings	(585)	607	453
Accumulated other comprehensive income	(34)	(32)	(24)
Total shareholders’ equity	3,023	16,281	12,146

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,440	35,465	26,457

(1) Calculated at the rate of US$0.7460 = SGD$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2022.

As of December 31, 2022 we had positive working capital of approximately $12.6 million, total assets of approximately $35.4 million, total liabilities of approximately $19.2 million and shareholders’ equity of approximately $16.3 million.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2020, 2021 and 2022:

	Financial Year ended December 31,
	2020	2021	2022	2022
	SGD’000	SGD’000	SGD’000	US$’000

Cash and cash equivalents at beginning of the year	843	550	1,108	827

Net cash generated from/(used in) operating activities	1,114	3,373	(5,239)	(3,908)
Net cash used in investing activities	(280)	(717)	(797)	(595)
Net cash (used in)/generated from financing activities	(1,181)	(2,082)	11,487	8,570
Foreign currency effect	54	(16)	2	1
Net change in cash and cash equivalents	(293)	558	5,453	4,068
Cash and cash equivalents at end of the year	550	1,108	6,561	4,895

Cash flows from operating activities

During the financial years ended December 31, 2020, 2021 and 2022, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, sub-contracting fees, staff costs and administrative expenses.

Our net cash generated from/(used in) operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation, (gain)/loss on disposal of property, plant and equipment, reversal/provision of loss allowance, change in fair value of financial instruments and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, accounts payable, accruals and other current liabilities.

For financial year ended December 31, 2020, our net cash generated from operating activities was approximately S$1.1 million, which primarily reflected our net income of approximately S$1.7 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately S$0.8 million, (ii) the increase in accounts payables, accruals and other current liabilities of approximately S$1.5 million; and (iii) the decrease in inventories of approximately S$1.6 million. The effect of these adjustments were offset by the increase in accounts receivable of approximately S$4.5 million.

For the financial year ended December 31, 2021, our net cash generated from operating activities was approximately S$3.4 million, which primarily reflected our profit before tax of approximately S$2,000, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately S$0.6 million; and (ii) the decrease in accounts receivable of approximately S$5.5 million. The effect of these factors was partially mitigated by (i) the increase in inventories of approximately S$1.2 million; and (ii) the decrease in accounts payable, accruals and other current liabilities of approximately S$1.5 million.

For the financial year ended December 31, 2022, our net cash used in operating activities was approximately S$5.2 million, which primarily reflected our net income of approximately S$1.2 million, as adjusted positively by (i) the non-cash depreciation of property, plant and equipment of approximately S$0.7 million; and (ii) the increase in accounts payable, accruals and other current liabilities of approximately S$4.7 million. The effect of these factors was offset by (i) the increase in accounts receivable of approximately S$2.5 million; and (ii) the increase in inventories of approximately S$9.3 million was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues and increased orders for 2023.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of (i) the proceeds from disposal of property, plant and equipment; and (ii) the purchase of property, plant and equipment.

For financial year ended December 31, 2020, our net cash used in investing activities was approximately S$0.3 million, primarily due to the purchase of property, plant and equipment of approximately S$0.3 million for replacement of obsolete equipment.

For the financial year ended December 31, 2021, our net cash used in investing activities was approximately S$0.7 million, primarily due to the purchase of property, plant and equipment of approximately S$0.8 million for replacement of obsolete equipment and partially offset by the proceeds from disposal of plant and equipment of approximately S$0.1 million.

For the financial year ended December 31, 2022, our net cash used in investing activities was approximately S$0.8 million, primarily due to the purchase of property, plant and equipment of approximately S$0.8 million for replacement of obsolete equipment.

Cash flows from financing activities

Our cash flows (used in)/generated from financing activities primarily consists of proceeds from and repayment of bank loans and controlling shareholder loan, dividends paid, proceeds from issuance of shares, placement of deposit with escrow agent and payment of deferred financing costs.

For financial year ended December 31, 2020, our Group recorded net cash used in financing activities of approximately S$1.2 million, which was mainly attributable to the repayment of bank loans and lease liabilities of approximately S$0.8 million and payment of deferred financing costs of S$0.4 million.

For the financial year ended December 31, 2021, our Group recorded net cash used in financing activities of approximately S$2.1 million, which was mainly attributable to (i) dividends paid of S$2.9 million, (ii) net repayment of bank loans of approximately S$0.3 million; and (iii) payment of deferred financing costs of approximately S$0.4 million while partially mitigated by the cash inflow from the proceeds from a controlling shareholder loan of S$1.5 million.

For the financial year ended December 31, 2022, our Group recorded net cash generated from financing activities of approximately S$11.5 million, which was mainly attributable to the net proceeds from the issuance of Ordinary Shares of approximately S$14.9 million; and partially offset by (i) the placement of deposit with escrow agent of approximately S$0.8 million as a result of our initial public offering; (ii) the payment of deferred financing costs of approximately S$1.5 million; (iii) the repayment of bank loans of approximately S$0.3 million; and (iv) the repayment of controlling shareholder loan of approximately S$0.8 million.

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

Accounts receivable

Our accounts receivable, net, increased from approximately S$3.2 million as of December 31, 2021 to approximately S$5.6 million as of December 31, 2022. The increase was primarily attributable to an increase of sales during the year.

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

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2021	2022
	SGD’000	SGD’000

Within 30 days	1,511	3,094
Between 31 and 60 days	587	1,683
Between 61 and 90 days	282	270
More than 90 days	840	588

Total accounts receivable, net	3,220	5,635

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2021	2022
	SGD’000	SGD’000

Opening balance	82	34
(Reversal)/provision of loss allowance	(48)	-

Closing balance	34	34

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

During the financial years ended December 31, 2021 and 2022, other than the reversal of loss allowance in 2021, no impairment loss was provided for amounts that were past due in 2022.

The following table sets forth our average accounts receivable turnover days for the financial years ended December 31, 2020 and 2021:

	Financial Year ended December 31,
	2021	2022

Average accounts receivable turnover days(1)	138.5	86.7

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days were approximately 138.5 days and 86.7 days for the financial years ended December 31, 2021 and 2022, respectively. The decrease in average accounts receivable turnover days for the financial year ended December 31, 2022 was mainly due to faster collection of our accounts receivable. During the financial years ended December 31, 2021 and 2022, the credit term offered to our major customers ranged from 30 days to 90 days. For details of the credit terms of our top five customers for the financial years ended December 31, 2021 and 2022, please refer to the section headed ‘‘Business — Our Customers’’ in this Annual Report.

As of December 31, 2022, our accounts receivable as of December 31, 2021 have been fully settled. During the financial years ended December 31, 2021 and 2022, accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review on each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Although there was improvement in the average accounts receivable turnover days for the financial year ended December 31, 2022, considering the increase in the balance of accounts receivable as of December 31, 2022, we have further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable. For details of the background of our top five customers for the financial years ended December 31, 2021 and 2022, please refer to the section headed ‘‘Business — Our Customers’’ in this Annual Report.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents amounts due from investors and prepayment of expenses of listing our Ordinary Shares. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31,
	2021	2022
	SGD’000	SGD’000

Other receivables	132	58
Deposits	68	39
Prepayments	647	2,151

Total	847	2,248

Our total other receivables, deposits and prepayments increased from approximately S$0.8 million as of December 31, 2021 to approximately S$2.2 million as of December 31, 2022, primarily attributable to the increase in prepayments of approximately S$2.21 million as a result of an increase in upfront payments to raw materials suppliers, directors and officers liability insurance and increase in deposits due to placement of part of the proceeds of our initial public offering as escrowed funds.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31,
	2021	2022
	SGD’000	SGD’000
Raw materials	1,980	9,065
Work-in-progress	516	2,078
Finished goods	61	749
	2,557	11,892

The following table sets forth our average inventory turnover days for the financial years ended December 31, 2021 and 2022:

	Financial Year ended December 31,
	2021	2022
Average inventory turnover days(1)	75	122

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year divided by cost of revenues/purchases for the respective year and multiplied the number of days in the respective year.

The increase in inventories of approximately S$9.3 million and average turnover period was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues and increased orders for 2023.

Accounts payables, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 15 to 90 days. Our accounts payable slightly decreased from approximately S$1.9 million as of December 31, 2021 to approximately S$1.8 million as of December 31, 2022.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31,
	2021	2022
	SGD’000	SGD’000

Within 30 days	1,712	1,199
Between 31 and 60 days	196	557
Between 61 and 90 days	5	6
More than 90 days	3	19

Total	1,916	1,781

The following table sets forth our average accounts payable turnover days for the financial years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
Average accounts payable turnover days(1)	64.0	50.0

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year divided by cost of revenues for the respective year and multiplied the number of days in the respective year.

Our average accounts payable turnover days remained relatively within credit term and amounted to approximately 50.0 days for the financial year ended December 31, 2022.

As of December 31, 2022, our accounts payable as of December 31, 2021 have been fully settled.

Our Group did not have any material default in payment of accounts payable during the financial years ended December 31, 2021 and 2022.

Accruals

Accruals mainly represented expenses related to our listing of our Ordinary Shares, salaries and bonus. As of December 31, 2021, our Group’s accruals amounted to approximately S$0.4 million. Our Group’s accruals increased to approximately S$0.8 million as of December 31, 2022, primarily attributable to the accrual of incentive bonus of approximately S$0.3 million and professional fees of approximately S$0.1 million.

Our Group did not have any material default in payment of other payables during the financial years ended December 31, 2021 and 2022.

Contract liabilities

Our contract liabilities represent the sales deposits and instalments received during the financial year in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to approximately nil and S$4.3 million as of December 31, 2021 and 2022, respectively.

Bank indebtedness

As of December 31, 2021, our bank indebtedness equaled an aggregate of S$9.9 million, of which S$9.7 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and S$0.2 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). S$5.5 million of our bank indebtedness constitutes current liability and S$4.4 million constitutes non-current liability.

As of December 31, 2022, our bank indebtedness equaled an aggregate of S$9.4 million of which S$9.2 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and S$0.2 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). S$5.5 million of our bank indebtedness constitutes current liability and S3.9 million constitutes non-current liability.

Warranty liabilities

Our warranty liabilities during the financial years ended December 31, 2021 and 2022 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2021 and 2022, our Group recorded warranty liabilities of approximately S$22,000.

Income taxes payables

Our income taxes payable remained nil as of December 31, 2021 and $0.3 million as at December 31, 2022. The increase in tax payable as at December 31, 2022 was mainly due to increase in income tax provision arising from taxable income.

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the financial years ended December 31, 2021 and 2022 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment, which are owned by our Group.

Commitments

Operating lease commitments as a lessor

Our Group leases out the dishwashing machines pursuant to leases that are classified as non-cancellable operating leases.

The future minimum lease receivables under non-cancellable operating leases contracted for as of December 31, 2021 and 2022, but not recognized as receivables, are as follows:

	As of December 31,
	2021	2022
	SGD’000	SGD’000

Within one year	40	40
After one but within two years	—	—
Total	40	40

Capital commitments

As of December 31, 2021 and 2022, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the financial years ended December 31, 2021 and 2022 mainly related to replacement of obsolete equipment. For the financial years ended December 31, 2021 and 2022, our capital expenditures in relation to property, plant and equipment were approximately S$0.8 million and S$0.7 respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the financial years ended December 31, 2021 and 2022.

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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the allowance for uncollectible accounts receivable, inventory valuation and fair value of financial instruments. Actual results could differ from these estimates.

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

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2019 and 2020 were 0.57% and -0.18%, respectively. The rate of inflation in 2022 was significantly higher and is expected to reach 0.9%. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore in the future.

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

Name	Age	Title

Executive Officers and Directors:

Hong Bee Yin	51	Chairman, executive Director and Chief Executive Officer
Long Jia Kwang	45	Executive Director and Chief Financial Officer

Independent Non-executive Directors:

Singh Karmjit	76	Independent non-executive Director
Tay Jingyan, Gerald	35	Independent non-executive Director
Khoo Su Nee, Joanne	49	Independent non-executive Director

Key Personnel:

Zhao Liang	41	Head of design department
Wui Chin Hou	50	Field operations manager

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors

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

Since commencing her start-up business, JCS, in November 1999, Ms. Hong has accumulated more than 20 years of operational experience in providing cleaning solutions for the cleaning industry. Prior to forming our Group, Ms. Hong worked at JLW Property Consultants Pte Ltd. from June 1993 to June 1998 with her last position as assistant manager (Industrial Department). From June 1998 to approximately September 1999, she worked at JCS Automation Pte Ltd. (now known as JCS Biotech Pte. Ltd.) as marketing manager.

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

Independent Non-executive Directors

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

Mr. Tay has over 18 years of experience in business management and financial advisory services. Since October 2014, Mr. Tay has been the group chief executive officer of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. Mr. Tay worked with TPS Group Alliance as an associate from January 2005 until his promotion as the chief executive officer. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Corporation Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

Mr. Tay obtained a Bachelor of Arts degree in Communication from the University at Buffalo, The State University of New York in February 2012.

Key Personnel

Mr. Zhao Liang joined our Group as the head of the design department in October 2010 and is mainly responsible for leading the design of the mechanical and process aspects of cleaning systems and other equipment.

Mr. Zhao has over 14 years of experience in engineering and mechanical design. From February 2006 to September 2010, Mr. Zhao worked in JCS Automation Pte Ltd. with his last position as the head of the design department.

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

Compensation

For the financial year ended December 31, 2021 and 2022, we paid an aggregate of S$766,000 and S$956,000 as compensation to our directors, our executive officers and our key employees.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the financial year ended December 31, 2021 and 2022 other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated S$62,000 and S$63,000 for officers and directors.

Employment Agreements

Employment Agreement with Hong Bee Yin

Effective as of January 1, 2014, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as Executive Director of JCS-Echigo Pte Ltd. The agreement provides for an annual base salary of S$330,000, which amount may be adjusted from time to time in the discretion of the Company. Under the terms of the agreement, Ms. Hong is entitled to receive an annual cash bonus in the amount of S$500,000 for any financial year in which the Company’s net profit, after tax, (inclusive of any amounts payable or to be set aside for all bonuses) equals at least S$5 million, together with such additional bonus as may be agreed from time to time with the Company. Ms. Hong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property. Effective as of March 5, 2020, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as the executive Director, Chairman and Chief Executive Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$6,000. The other terms stated herein remain unchanged.

Employment Agreement with Long Jia Kwang

We entered into an employment agreement dated September 5, 2014 with Long Jia Kwang pursuant to which he was employed as Financial Controller for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of S$9,750, plus a transportation allowance of S$750 per month. These amounts may be adjusted from time to time. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Long to any position compatible with that of Financial Controller or to any of the companies in our Group. Under the terms of the agreement, Mr. Long’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice. Effective as of March 5, 2020, we entered into an employment agreement with Long Jia Kwang pursuant to which he was employed as the executive Director and Chief Financial Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$4,000. The other terms stated herein remain unchanged.

Employment Agreement with Wui Chin Hou

We entered into an employment agreement dated July 21, 2016 with Wui Chin Hou pursuant to which he was employed as Field Operations Manager for Hygieia Warewashing Pte Ltd. The agreement provides for a monthly base salary of S$4,150, plus a transportation allowance of S$750 per month. With effective from October 1, 2022, the monthly base salary has been revised to S$4,475. These amounts may be adjusted from time to time. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Wui to any position compatible with that of Field Operations Manager or to any of the companies in our Group. Under the terms of the agreement, Mr. Wui’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice.

Employment Agreement with Zhao Liang

We entered into an employment agreement dated October 1, 2010 with Zhao Liang pursuant to which he was employed as Departmental Head of Designing for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of S$3,400, which amount may be adjusted from time to time in the discretion of the Company. With effective from January 1, 2022, the monthly base salary has been revised to S$5,400. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Zhao to any position compatible with that of Departmental Head of Design or to any of the companies in our Group. Under the terms of the agreement, Mr. Zhao’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice.

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

Under the Directors’ Agreements, the initial annual salary that is payable to each of our directors is as follows:

Ms. Hong Bee Yin	US$	72,000
Mr. Long Jia Kwang	US$	48,000
Mr. Karmjit Singh	US$	18,000
Mr. Tay Jingyan	US$	18,000
Ms. Khoo Su Nee, Joanne	US$	24,000

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

Employees

As of the end of 2022, we employed a total of 102 persons, 53 of whom are employed by JCS-Echigo and 49 of which are employed by Hygiea. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of December 31, 2022 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned		Percent of Class(1)
Named Executive Officers and Directors:
Hong Bee Yin(1)	9,600,000		64%
Long Jia Kwang	-		-%
Karmjit Singh	-		-%
Tay Jingyan, Gerald	-		-%
Khoo Su Nee, Joanne	-		-%

All executive officers and Directors as a group (5 persons)	9,600,000	(1)	64%

5% Shareholders:
JE Cleantech Global Limited	9,600,000		64%
Triple Business Limited(2)	930,000		6%

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

(3) Based on 15,020,000 shares outstanding as of the date of this Annual Report.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2021 and 2022, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singapore law.

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD 2.9 million (approximately US$2.1 million) payable in cash to its shareholders—JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$0.3 million was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s Ordinary Shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of US$0.7 million to be used for the same purposes. The total amount of the revolving loan facility of approximately US$1.8 million from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of US$1.2 million and US$0.5 million, respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial year ended December 31, 2022, the Company made a repayment of US$1.1 million to Ms. Hong Bee Yin. As of December 31, 2022, the amount of outstanding loan owed to Ms. Hong Bee Yin stood at US$0.6 million.

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2020, 2021 and 2022.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended December 2022.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were denominated in United States dollars during the financial years ended December 31, 2020, 2021 and 2022. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2022, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2021 and 2022:

	Financial Year Ended December 31, 2021	Financial Year Ended December 31, 2022
Audit Fees	$100,000	$100,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$100,000	$100,000

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

JE CLEANTECH HOLDINGS LIMITED

Dated April 28, 2023	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer
and Director

Dated April 28, 2023	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JE Cleantech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of income and comprehensive income(loss), changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California April 28, 2023

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	SGD’000	SGD’000	US$’000
			(Note 2(e))
Assets
Current assets:
Cash and cash equivalents	1,108	6,561	4,895
Accounts receivable, net	3,220	5,635	4,204
Prepaid expenses and other current assets, net	847	2,248	1,677
Inventory	2,557	11,892	8,871
Total current assets	7,732	26,336	19,647

Financial instrument	243	245	183
Property, plant and equipment, net	8,981	8,818	6,578
Deferred financing costs	1,321	-	-
Deferred tax assets	163	66	49
Total non-current assets	10,708	9,129	6,810
TOTAL ASSETS	18,440	35,465	26,457

Liabilities
Current liabilities:
Bank loans - current	5,457	5,457	4,071
Lease payable - current	158	280	209
Accounts payable, accruals, and other current liabilities	2,290	2,664	1,987
Warranty liabilities	22	22	16
Income taxes payable	-	319	238
Contract liabilities	-	4,319	3,222
Loan from controlling shareholder	1,523	741	553
Total current liabilities	9,450	13,802	10,296

Bank loans – non-current	4,421	3,976	2,966
Lease payable – non-current	1,395	1,406	1,049
Deferred tax liabilities	151	-	-
Total non-current liabilities	5,967	5,382	4,015

TOTAL LIABILITIES	15,417	19,184	14,311

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 100,000,000 authorized as of December 31, 2021 and 2022; 12,000,000 and 15,020,000 shares issued and outstanding, respectively	16	20	15
Additional paid-in capital	3,626	15,686	11,702
Retained earnings/(deficit)	(585)	607	453
Accumulated other comprehensive income	(34)	(32)	(24)
Total shareholders’ equity	3,023	16,281	12,146

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,440	35,465	26,457

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2020	2021	2022	2022
	SGD’000	SGD’000	SGD’000	USD’000
				(Note 2 (e))
Revenues	21,397	14,764	18,631	13,899
Cost of revenues	(15,493)	(12,416)	(13,503)	(10,073)
Gross profit	5,904	2,348	5,128	3,826

Operating expenses:
Selling and marketing expenses	(20)	(22)	(27)	(20)
General and administrative expenses	(2,350)	(2,267)	(3,337)	(2,490)
Total operating expenses	(2,370)	(2,289)	(3,364)	(2,510)

Income from operations	3,534	59	1,764	1,316

Other income (loss):
Other income	753	707	542	404
Interest expense	(320)	(217)	(336)	(251)
Other expense	(1,623)	(550)	(545)	(406)
Change in fair value in financial instrument	1	3	2	1
Total other loss	(1,189)	(57)	(337)	(252)

Income before tax expense	2,345	2	1,427	1,064
Income tax expense	(618)	-	(235)	(175)
Net income	1,727	2	1,192	889
Other comprehensive income
Foreign currency translation gain/ (loss), net of taxes of SGDNil	54	(24)	2	1
Total comprehensive income (loss)	1,781	(22)	1,194	890

Net income per share attributable to ordinary shareholders
basic and diluted	0.14	0.00	0.08	0.06
Weighted average number of ordinary shares used in computing net income per share
basic and diluted	12,000,000	12,000,000	14,101,589	14,101,589

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Accumulated
	No. of shares	Amount	Additional paid-in capital	Other Comprehensive income (loss)	Retained earnings	Total stockholders’ equity
		SGD’000	SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2020	12,000,000	16	3,626	(64)	586	4,164
Net income	-	-	-	-	1,727	1,727
Foreign currency translation adjustment	-	-	-	54	-	54
Balance as of December 31, 2020	12,000,000	16	3,626	(10)	2,313	5,945
Net income	-	-	-	-	2	2
Foreign currency translation adjustment	-	-	-	(24)	-	(24)
Dividend declared and paid	-	-	-	-	(2,900)	(2,900)
Balance as of December 31, 2021	12,000,000	16	3,626	(34)	(585)	3,023
Net income	-	-	-	-	1,192	1,192
Foreign currency translation adjustment	-	-	-	2	-	2
Issue of new shares	3,020,000	4	12,060	-	-	12,064
Balance as of December 31, 2022	15,020,000	20	15,686	(32)	607	16,281

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2020	2021	2022	2022
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Net income	1,727	2	1,192	889
Adjustment:
Depreciation and amortization	769	614	672	501
(Gain)/Loss on disposal of property, plant and equipment	-	(71)	36	27
Reversal/ provision of loss allowance	63	(49)	-	-
Change in fair value of financial instruments	(1)	(3)	(2)	(1)
Changes in operating assets:
(Increase)/ decrease in inventories	1,597	(1,177)	(9,335)	(6,964)
Decrease/(increase) of accounts receivable	(4,549)	5,537	(2,495)	(1,861)
Increase/(decrease) of accounts payable, accruals and other current liabilities	1,508	(1,480)	4,693	3,501
Cash provided by/(used in) operating activities	1,114	3,373	(5,239)	(3,908)

Proceeds from disposal of property, plant and equipment	-	71	20	15
Purchase of property, plant and equipment	(280)	(788)	(817)	(610)

Cash used in investing activities	(280)	(717)	(797)	(595)

Proceeds from bank loans	-	1,750	-	-
Net proceeds from/(repayment of) controlling shareholder loan	-	1,523	(782)	(583)
Repayment of bank loans	(669)	(2,094)	(312)	(233)
Dividends paid	-	(2,900)	-	-
Principal payment of lease liabilities	(95)	-	-	-
Proceeds from issuance of shares	-	-	14,931	11,139
Placement of escrowed funds with escrow agent	-	-	(804)	(600)
Payment of deferred financing costs	(417)	(361)	(1,546)	(1,153)
Cash (used in)/provided by financing activities	(1,181)	(2,082)	11,487	8,570

Foreign currency effect	54	(16)	2	1
Net change in cash and cash equivalents	(293)	558	5,453	4,068

Cash and cash equivalents as of beginning of the year	843	550	1,108	827
Cash and cash equivalents as of the end of the year	550	1,108	6,561	4,895
Net decrease in cash	(293)	558	5,453	4,068

Supplementary Cash Flows Information
Cash paid for interest	320	217	317	236
Cash paid for taxes	62	531	-	-

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

The Company and its subsidiaries are in the table as follows:

Percentage of effective ownership
December 31,
Name	Date of Incorporation	2021	2022	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation and fair value of financial instruments. Actual results could vary from the estimates and assumptions that were used.

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

(e) Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in the Singaporean dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary JEC International are the USD and HKD, respectively. JCS-Echigo, Hygieia, and Evoluxe use the Singaporean dollar as their functional currencies.

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

	December 31,
	2021	2022
SGD to HKD Year End	5.8300	5.8253
SGD to HKD Average Rate	5.8348	5.6813
SGD to USD Year End	0.7396	0.7460
SGD to USD Average Rate	0.7450	0.7259

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from SGD into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$0.7460 = SGD$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2022.

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

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, bank loans, leases, accounts payables and accruals are financial assets and liabilities. Cash and cash equivalents, accounts receivables, prepaid expenses and other currents, accounts payables and accruals, warranty liabilities, and contract liabilities are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for under as Level 3 under the above hierarchy. The Company accounts for bank loans and leases at amortized cost and has elected NOT to account for them under the fair value hierarchy.

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

(i) Restricted cash

Restricted cash are bank deposits that are pledge to the bank as security for outstanding loans and bank borrowings. The carrying amount for restricted cash was $0, and $0 as of December 31, 2021 and 2022, respectively.

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

(m) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2021 and 2022.

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

Revenue from goods sold and services provided

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

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, POs for products where the process is described as below, the PO is satisfied at point in time. POs for services are more typically satisfied over time such as in the contracts for provision of centralised dishware washing and general cleaning service where the Company delivers service daily over the course of a month, and the Company will recognize revenue and charge the client on a monthly basis.

For the sales of sterilization and cleaning systems, related cleaning equipment, equipment parts and components, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipts of the products. The Company also bundles the delivery of the products and installation/commission services to their customers in a single contract that are not distinct within the context of the contract, the performance obligation is satisfied at a point in time upon completion of the installation services and is accepted by customer. The Company includes a warranty on its product for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Company’s consolidated statements of income and the corresponding amount to the warrant liabilities on the Company’s consolidated balance sheets. Details on the changes in the warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2021	2022
	SGD’000	SGD’000
Accounts receivable	3,254	5,669
Less: allowance for doubtful accounts	(34)	(34)
Accounts receivable, net	3,220	5,635

The movements in the allowance for doubtful accounts for the years ended December 31, 2021 and 2022 were as follows:

	2021	2022
	SGD’000	SGD’000
Balance at beginning of the year	82	34
Additions	-	-
Reversal	(48)	-
Exchange effect	-	-
Balance at end of the year	34	34

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,
	2021	2022
	SGD’000	SGD’000
Within 30 days	1,511	3,094
Between 31 and 60 days	587	1,683
Between 61 and 90 days	282	270
More than 90 days	840	588
Accounts receivable, net	3,220	5,635

4. INVENTORY

	December 31,
	2021	2022
	SGD’000	SGD’000
Raw materials	1,980	9,065
Work-in-progress	516	2,078
Finished goods	61	749
Total inventory, net	2,557	11,892

5. FINANCIAL INSTRUMENT

The Financial instrument is key management insurance policy. The fair value of the key management insurance policy is determined by reference to the surrender cash value of the insurance policy at the end of each of the reporting period, which is primarily based on the performance of the underlying investment portfolio together with the guaranteed minimum returns of 1.5% per annum. The fair value measurement of the key management insurance contract has been categorized as a Level 3 fair value based on the inputs to the valuation technique used and is positively correlated to the surrender cash value that is valued by the policy underwriter at the end of each reporting period. There is no change in both valuation approach and valuation technique. The financial instrument is pledged with a bank to secure bank loans (Note 9).

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	2021	2022
	SGD’000	SGD’000
As of January 1,	240	243
Purchases	-	-
Change in fair value recognized in profit or loss	3	2
As of December 31,	243	245

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31,
	2021	2022
	SGD’000	SGD’000
Leasehold buildings	7,523	7,523
Right-of-use assets	2,328	2,603
Plant and machinery	5,585	5,707
Furniture and fittings	3,101	3,147
Subtotal	18,537	18,980
Less: accumulated depreciation	(9,556)	(10,162)
Property, plant and equipment, net	8,981	8,818

Depreciation expense was approximately SGD$672 thousand, SGD$ 614 thousand and SGD$ 769 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

Leasehold buildings are pledged with a bank to secure bank loans (Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore and certain plant and machinery and motor vehicles under a number of leases.

The Group recognized operating lease ROU assets and lease liabilities as follows:

	December 31, 2021	December 31, 2022
	SGD’000	SGD’000
Operating lease ROU asset	1,180	1,448

	December 31, 2021	December 31, 2022
	SGD’000	SGD’000
Operating lease liabilities
Current portion	158	280
Non-current portion	1,395	1,406
Total	1,553	1,686

The operating lease ROU asset with carrying amount of SGD676,000 and SGD322,000 are pledged with a bank to secure bank loans (Note 9) as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000
2023	280
2024	278
2025	266
2026	158
2027	95
Thereafter	609
Total	1,686

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2022:

Weighted average discount rate	4.45%
Weighted average remaining lease term (years)	14

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2021, the Company capitalized $1,321 thousand of deferred offering costs. Such costs has been offset against the offering proceeds at the closing of the IPO in 2022.

9. BANK LOANS

The bank loans as of December 31, 2021 and 2022 are set out below:

Bank loans	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						SGD’000
Secured floating rate bank loans	SGD	2021 - 2026	SIBOR+1.25% to +1.5%	NIL		9,692
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		186
December 31, 2021					3,430	9,878

Secured floating rate bank loans	SGD	2022 - 2026	SIBOR+1.25% to +1.5%	NIL		9,269
	USD	2029	London Inter Bank Offer Rate +1.25%	NIL		164
December 31, 2022					3,430	9,433

Other than directors’ personal guarantee, the bank loans are secured by corporate guarantee provided the Company, financial instrument (Note 5), leasehold buildings (Note 6) and operating lease ROU asset (Note 7).

Bank loans	Carrying amount	Within 1 year	2023	2024	2025	2026	Thereafter
	SGD’000
Secured floating rate bank loans	9,692	5,432	437	198	180	180	3,265
	186	24	24	24	24	24	66
December 31, 2021	9,878	5,456	461	222	204	204	3,331

	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
Secured floating rate bank loans	9,269	5,437	194	180	180	180	3,098
	164	24	24	24	24	24	44
December 31, 2022	9,433	5,461	218	204	204	204	3,142

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	December 31,
	2021	2022
	SGD’000	SGD’000
Accounts payable	1,916	1,781
Payroll payable	196	600
Payable to other services	146	228
Deposits	7	-
Others	25	55
Total	2,290	2,664

11. WARRANTY LIABILITIES

	2021	2022
	SGD’000	SGD’000
As of January 1,	28	22
Additional accrual	22	6
Utilized	(28)	(6)
Expired	-	-
As of December 31,	22	22

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to the advance consideration received from customers.

Movement in contract liabilities:

	2021	2022
	SGD’000	SGD’000
As of January 1,	-	-
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	-	-
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year in respect of machines still under production	-	4,319

As of December 31,	-	4,319

13. LOAN FROM CONTROLLING SHAREHOLDER

The amount of loan from controlling shareholder is non-trade, unsecured, interest-free and repayable on demand.

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,
	2021	2022
	SGD’000	SGD’000
Deferred tax assets	163	66
Deferred tax liabilities	(151)	-
	12	66

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000

As of January 1, 2020	(137)	6	190	59
Recognized in statements of income	(56)	(1)	(27)	(84)
As of December 31, 2020	(193)	5	163	(25)
Recognized in statements of income	37	-	-	37
As of December 31, 2021	(156)	5	163	12
Recognized in statements of income	192	-	(138)	54
As of December 31, 2022	36	5	25	66

15. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 12,000,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On April 22, 2022, the Company issued 3,020,000 ordinary shares pursuant to the initial public offering.

16. REVENUES BY PRODUCT AND GEOGRAPHY

	For the years ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000
Sales of cleaning systems and other equipment	16,945	8,975	11,443
Provision of centralized dishware washing and general cleaning services	4,357	5,636	6,879
Leasing of dishware washing equipment	95	153	309
Revenue	21,397	14,764	18,631

The following tables present summary information by product type for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	11,443	7,188	18,631
Gross Profit	4,330	798	5,128

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	8,975	5,789	14,764
Gross Profit	2,090	258	2,348

	For the years ended December 31, 2020
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	16,945	4,452	21,397
Gross Profit	5,721	183	5,904

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	2,946	7,188	10,134
Malaysia	4,264	-	4,264
Other countries	4,233	-	4,233
Revenue	11,443	7,188	18,631

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	651	5,789	6,440
Malaysia	4,877	-	4,877
Other countries	3,447	-	3,447
Revenue	8,975	5,789	14,764

	For the years ended December 31, 2020
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	1,075	4,452	5,527
Malaysia	12,289	-	12,289
Other countries	3,581	-	3,581
Revenue	16,945	4,452	21,397

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	11,443	-	11,443
Over time	-	7,188	7,188
Revenue	11,443	7,188	18,631

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	8,975	-	8,975
Over time	-	5,789	5,789
Revenue	8,975	5,789	14,764

	For the years ended December 31, 2020
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	16,897	-	16,897
Over time	48	4,452	4,500
Revenue	16,945	4,452	21,397

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd. are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiary, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2021: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000
Income tax:
Current year	500	-	289
Under provision of prior years	34	37	-
Current Income Tax Expense Benefit	534	37	289
Deferred tax:
Current year	84	(37)	(61)
Under provision of prior years	-	-	7
Deferred Income Tax Expense Benefit	84	(37)	(54)
Income Tax Expense (Benefit)	618	-	235

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2021: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000
Income before tax expenses:	2,345	2	1,427

Tax at the domestic income tax rate	399	1	243
Tax effect of expenses that are not deductible in determining taxable profit	391	6	27
Under provision in prior years	34	37	7
Tax effect of non-taxable incomes	(98)	(44)	(42)
Tax incentives	(110)	-	-
Others	2	-	-

Income Tax Expense (Benefit)	618	-	235

As of December 31, 2022 and 2021, the one of the Company’s subsidiaries in Singapore, namely Hygieia Warewashing Pte Ltd had net operating loss carryforwards of approximately SGD147,000 and SGD751,000, respectively. As of December 31, 2022 and 2021, deferred tax assets from the net operating loss carryforwards amounted to SGD25,000 and SGD163,000, respectively, and the Company has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

18. RELATED PARTY TRANSACTIONS

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD 2.9 million (approximately US$2.1 million) payable in cash to its shareholders—JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$0.3 million) was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s ordinary shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of US$0.7 million to be used for the same purposes. The total amount of the revolving loan facility of approximately US$1.8 million from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of US$1.2 million and US$0.5 million, respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial year ended December 31, 2022, the Company made a repayment of US$1.1 million to Ms. Hong Bee Yin. As of December 31, 2022, the amount of outstanding loan owed to Ms. Hong Bee Yin stood at US$0.6 million.

Other than the above-mentioned disclosure, there were no other significant related party transactions conducted during the years ended December 31, 2020, 2021 and 2022.

19. CONCENTRATIONS AND RISKS

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the financial years ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000
Amount of the Company’s revenue
Customer A	13,163	4,833	4,094
Customer B	2,361	3,188	3,902

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2021	2022
	SGD’000	SGD’000
Amount of the Company’s accounts receivable
Customer A	802	3,008
Customer B	898	853
Customer C	393	- **

**	Account receivable from relevant customer was less than 10% of the Group’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the financial years ended December 31,
	2020	2021	2022
	SGD’000	SGD’000	SGD’000
Amount of the Company’s purchase
Supplier A	1,418	551	-#
Supplier B	-#	507	-#

#	Purchase from relevant supplier was less than 10% of the Group’s total revenue for the respective year.

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2021	2022
	SGD’000	SGD’000
Amount of the Company’s accounts payable
Supplier A	320	-
Supplier B	-	501

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

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2022 through April 28, 2023, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

