Form 20-F
period 2023-12-31
JE Cleantech Holdings Ltd
filed 2024-04-30
CIK 1905511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41335

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:1 None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,006,666 Ordinary Shares, $0.003 par value, at December 31, 2023

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

Yes ☒ No ☐

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group” and the “Company” refer to JE Cleantech Holdings Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “SGD” are to Singaporean Dollars.

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

Our aggregate sales generated from our top five customer groups amounted to approximately 80.6%, 68.1% and 66.1% of our revenue for the years ended December 31, 2021, 2022 and 2023, respectively. In particular, sales to our largest customer group, which is principally engaged in the manufacture of hard disk drives (“HDD”) and semiconductors, amounted to approximately SGD4.8 million, SGD4.1 million and SGD4.4 million, representing approximately 32.7%, 22.0% and 24.2% of our revenue, for the years ended December 31, 2021, 2022 and 2023, respectively. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customer groups, particularly our largest customer group, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customer groups operate and in their business expansion plans may negatively affect their purchasing practices and result in a reduction in demand for our products and services. Furthermore, we have a limited number of customer groups for both our sale of cleaning systems and other equipment business and our centralized dishwashing and general cleaning services business. Our centralized dishwashing services and general cleaning services business provided centralized dishwashing services to 54, 60 and 123 customer groups during the years ended December 31, 2021, 2022 and 2023, respectively, and provided general cleaning services to 7, 3 and 4 customer groups, respectively, during those periods. If our major customer groups do not place their new orders with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition to maintaining and growing our business with existing customers, the success of our business also depends on our ability to attract new customers. If we are unable to attract new customers, our business growth will be hampered and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are dependent upon our largest customer group for a substantial amount of our revenue.

We derived a significant portion of our revenue from our largest customer group during the years ended December 31, 2021, 2022 and 2023. Our sales to that customer group amounted to approximately SGD4.8 million, SGD4.1 million and SGD4.4 million for the years ended December 31, 2021, 2022 and 2023, respectively, which accounted for approximately 32.7%, 22.0% and 24.2% of our total revenue for the years ended December 31, 2021, 2022 and 2023, respectively. We expect that this customer group will continue to account for a significant portion of our total revenue for a considerable period of time if we cannot expand our customer base and our geographical coverage. There is no assurance that we will be able to maintain the same or achieve even higher sales amounts to that customer group. Our sales to such customer group will be affected by the results of operations of the companies within that group, which may in turn be affected by many factors such as global and/or regional political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime, demand for their products and implementation of sales and marketing strategies for their products. If the companies within our largest customer group are unable to launch their marketing plans for their products successfully, or if there is any material and adverse change in political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime or if the demand for their products weakens materially, and if we are unable to develop new customers and secure purchase orders of comparable size or under substantially the same terms, our business, financial condition, results of operations and prospects may be materially and adversely affected. Further, if we fail to achieve more diversified income or reduce our reliance on such customer group, or if we fail to secure a similar level of business from other customers on comparable commercial terms, such that the reduction in revenue from our largest customer group could be partly or wholly offset, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Additionally, there may be accidents or injuries to our workers caused by the use of machinery or equipment at our production and processing facilities, which could interrupt our operations and result in legal and regulatory liabilities. While none of our workers were involved in any work-related accidents or suffered any work-related injuries during the years ended December 31, 2021, 2022 and 2023, or during the period from January 1, 2023 through the present date, there is no assurance that there will not be any such accidents or injuries in the future, which could cause operational breakdowns. Any such operational breakdowns, interruptions or suspensions may affect our business, financial condition, results of operations and prospects.

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

Accordingly, there is uncertainty as to whether we will be able to secure new contracts and orders in the future and in the event that our Group fails to secure new contracts or orders of contract values, size and/or margins comparable to previous orders, our business, financial condition, results of operations and prospect may be materially and adversely affected.

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

There is no assurance that our existing customers will renew their agreements or that we will be able to secure new contracts from our existing and new customers with similar or better terms. In the event that we are unable to secure new contracts from existing or new customers, there may be a significant decrease in revenue and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We depend on our key management team and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

Our performance depends on the continued service and performance of our directors and senior management because they play an important role in guiding the implementation of our business strategies and future plans. We also depend on our key employees, Mr. Wui Chin Hou and Mr. Zhao Liang. The relationships that our experienced management team has developed with our customers over the years are important to the future development of our business. If any of our directors, any members of our senior management or either of our key employees were to terminate their services or employment, there is no assurance that we would be able to find suitable replacements in a timely manner. The loss of services of either of these key personnel and/or the inability to identify, hire, train and retain other qualified engineering, technical and operations personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

As Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, contributes significantly to various key aspects of our business, including business development and operations, the continued success and growth of our Group is dependent on our ability to retain her services. We do carry key person life insurance on the life of Ms. Hong. The loss of Ms. Hong’s services as our Chairman, Executive Director and Chief Executive Officer may materially and adversely affect our business, future plans and prospects.

We also rely on experienced and skilled personnel for our operations and our ability to design and manufacture quality products and provide good customer care service depends to a large extent on whether we are able to secure adequately skilled personnel for our operations. In particular, we rely on our team of qualified engineers for the design and manufacture of our cleaning systems. If we are unable to employ suitable personnel, or if our personnel do not fulfill their roles or if we experience a high turnover of experienced and skilled personnel without suitable, timely or sufficient replacements, the quality of our products and/or services may decline, which may adversely affect our business, financial condition, results of operations and prospects.

We may be affected by the prospects of the industries in which our customers are engaged.

Our cleaning systems and other equipment sales business is largely dependent on orders and contracts from our major customers, which are primarily in the hard-disk drive, semiconductor and industrial electronics equipment/product manufacturing industries in Singapore and Malaysia. Our provision of centralized dishwashing services and ancillary services is dependent on contracts from our customers in the food and beverage industry in Singapore. We are therefore dependent on the outlook for these industries, and are indirectly exposed to the uncertainties and business fluctuations of these industries. Accordingly, our business may be adversely affected if there is any slowdown in the growth and development of such industries that compels industry participants to reduce their capital expenditures and budgets. These industries are also subject to the impact of the industry cycle, general market and economic conditions and government policies and expenditures, which are factors beyond our control. A decline in the number of new contracts and orders due to these factors may cause us to operate in a more competitive environment, and we also may be required to be more competitive in our pricing which, in turn, may adversely impact our business, financial condition, results of operations and prospects.

The war in Ukraine could materially and adversely affect our business and results of operations.

The outbreak of war in February 2022 in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on many of our customers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Expenses for raw materials, such as stainless steel, aluminum and electronic components, constitute most of our cost of revenues, representing approximately 43.5%, 57.8% and 40.5% of our total cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Expenses for raw materials as a percentage of our total cost of revenue have not materially changed through the present date. A shortage of raw materials or material increases in the cost of raw materials may materially and adversely affect our operations and profitability, and there is no assurance that we will be able to identify suitable alternatives at comparable prices and quality in order to meet our contract requirements.

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

Part of our work is carried out by computers and software systems used for design and engineering works such as the ANSYS Discovery, SolidWorks and AutoCAD software systems. During the years ended December 31, 2021, 2022 and 2023 and during the period from January 1, 2023 to the present date, we engaged third party information technology service providers to provide support services for our various hardware and software systems. The computer systems of our Group are currently located at our office in Singapore, with access restricted to authorized personnel. A physical breakdown of and/or damage to our computer hardware and software systems and/or data storage facilities may lead to a loss of data. In addition, our software systems may be vulnerable to interruptions due to events beyond our control, including, but not limited to, telecommunications or electricity failure, computer viruses, hackers and other security issues, and any such interruption or failure could disrupt our business and operations. There is no assurance that we have sufficient ability to protect our computer hardware and software systems and data storage facilities from all possible damage, including telecommunications or electricity failure or other unexpected events.

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

We intend to recruit additional staff to expand our research and development and engineering team and to build up our business development team. Both the cleaning equipment industry and the dishwashing industry face labor shortages and rising labor costs in Singapore. This may result in a need to employ more foreign workers for companies involved in the manufacturing sector in Singapore. If we are unable to recruit and retain sufficient and qualified staff, including foreign workers, for us to execute our business, or if we have to increase our costs to attract and maintain such staff, our results of operations and financial performance may be materially and adversely affected and our future growth may be inhibited. Further, we may be unable to recruit additional staff necessary to implement our business strategies. We incurred employee benefit expenses of approximately SGD3.2 million, SGD4.5 million and SGD4.0 million, representing approximately 21.6%, 24.2% and 22.2% of our total revenue for the years ended December 31, 2021, 2022 and 2023, respectively. Although our labor costs will increase upon recruitment of additional staff, there is no assurance that our revenue or gross profit will increase accordingly. As such, in the event we are unable to obtain more orders for both our sale of cleaning systems and other equipment business and our centralized dishwashing and ancillary services business after implementation of such planned investment, our business, financial position and profitability may be adversely affected.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 86.7 days and 96.7 days for the years ended December 31, 2022 and 2023, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the years ended December 31, 2021, 2022 and 2023, or during the period from January 1, 2024 to the present date, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

We are exposed to the risk of fraud or other misconduct by our employees and other third parties. Misconduct by such parties may include theft, unauthorized business transactions, bribery or breaches of applicable laws and regulations, which may be difficult to detect or prevent. We are not aware of any instances of fraud, theft and other misconduct involving employees and other third parties that had any material and adverse impact on our business and results of operations during the years ended December 31, 2021, 2022 and 2023, or during the period from January 1, 2024 to the present date. However, there is no assurance that there will not be any such instances in the future. We may be unable to prevent, detect or deter all instances of misconduct. Any misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and harm our reputation and may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We maintain insurance coverage for our major assets and operations, including insurance covering plant and machinery, fire, theft, accident and key person life insurance. However, we do not have or are unable to obtain insurance in respect of losses arising from certain operating risks, such as acts of terrorism. Our insurance policies may be insufficient to cover all of our losses in all events. The occurrence of certain incidents, including fraud, confiscation by investigating authorities or misconduct committed by our employees or third parties, severe weather conditions, war, flooding and power outages may not be covered adequately, if at all, by our insurance policies. If our losses exceed the insurance coverage or are not covered by our insurance policies, we may be liable to bear such losses. Our insurance premiums may also increase substantially due to claims made. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Our business and operations may be materially and adversely affected if there is a major resurgence of COVID-19 or another significant natural disaster or pandemic in the future.

COVID-19 was initially reported in China in December 2019, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. Although on May 5, 2023, the WHO declared the end to the COVID-19 pandemic as a global health emergency, it stressed that COVID-19 is here to stay, that it remains a global threat and that the risk remains of new variants emerging that may cause new surges in cases and deaths. COVID-19 has had a widespread and detrimental effect on the global economy as a result of the ongoing number of cases and affected countries and actions taken by public health and governmental authorities, businesses, other organizations and individuals to address the pandemic, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns.

The outbreak of COVID-19 had a material adverse impact on the global, regional and local economies of Singapore and other countries in which our clients are or were based, which decreased the demand for our services. A significant recurrence of COVID-19 or the occurrence of another epidemic or natural disaster in Singapore may result in a similar decrease in the demand for our services in the future, may cause delay in the tender and/or quotation processes of prospective contracts and/or may cause termination of our existing orders and contracts by our customers. In addition, such a recurrence or event could result in further disruption of the global supply chain, a delay or shortage of raw materials, supplies and/or services by our suppliers and sub-contractors, the re-imposition of lockdown measures or quarantines or a significant number of our workers being unable to report to work due to illness, any of which may materially and adversely affect our business and operations. Our revenue and profitability also may be materially affected if any such occurrence materially affects the overall economic and market conditions in Singapore or in any of the other countries in which we have significant operations, as an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations.

We cannot predict if or when any new outbreaks of COVID-19 or another pandemic or natural disaster may occur or how long it may take for any such outbreaks to be contained or for the effects of any such disaster to be rectified, and we cannot predict the impact that any such event may have on our operations. If Singapore or any of the other countries in which we have significant operations experiences a major resurgence of COVID-19 or if another pandemic or a significant natural disaster were to occur in the future, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement are denominated in United States dollars during the years ended December 31, 2021, 2022 and 2023. To the extent that our Group’s sales, purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

As of December 31, 2022 and 2023, we had inventories of SGD11.9 million and SGD14.1 million, respectively. The higher inventory for the year ended December 31, 2023 was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues and increased orders received for precision cleaning systems. Our inventory turnover days for the years ended December 31, 2022 and 2023 were 122.0 days and 346.7 days, respectively. The higher number of days for the year ended December 31, 2023 was mainly due to the extension by a major customer of its delivery schedule for certain projects to 2024 and 2026. Our business relies on customer demand for our products. Any reduction in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the experienced staff who operate them to securely process, transmit and store sensitive and confidential customer information, and to communicate with our staff, customers, partners and suppliers. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

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

Risks Related to Our Securities

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

On November 3, 2022, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (the “2022 Nasdaq Notification”) stating that our Ordinary Shares had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement Listing Rule”). As of November 3, 2023, we regained compliance with the Minimum Bid Requirement Listing Rule, and the matter was closed.

On December 14, 2023, we received another written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “2023 Nasdaq Notification”) stating that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by the Minimum Bid Price Requirement Listing Rule. Receipt of the 2023 Nasdaq Notification does not result in the immediate delisting of our Ordinary Shares and has no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Capital Market under the symbol “JCSE.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we now have a compliance period of 180 calendar days from the date of the 2023 Nasdaq Notification, or until June 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. In the event that we do not regain compliance by June 11, 2024, we may be eligible for additional time to qualify. In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by June 11, 2024, and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Capital Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our ordinary shares to the OTCQX of the OTC Markets. See “Item 4. Information on the Company - History of the Company - Recent and Other Developments - Nasdaq Deficiency.”

If our Ordinary Shares are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	decreased ability to issue additional securities or obtain additional financing in the future.

In addition, as long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Certain recent initial public offerings of companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of their businesses. We have experienced similar volatility, which makes it difficult to assess the value of our Ordinary Shares.

In addition to the risks addressed below in “- An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly,” our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats and initial public offering sizes comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact that actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Since our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may not be able to readily liquidate their investments or may be forced to sell at depressed prices due to low trading volume. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse public investors regarding the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

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

The trading price and trading volume of our Ordinary Shares has been volatile, which could result in substantial losses to investors.

Since our Ordinary Shares commenced trading on April 22, 2022, the trading price of our Ordinary Shares has been volatile and has fluctuated widely due to factors beyond our control. This may continue in the future because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

In addition, our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Although the specific cause of such volatility is unclear, the relatively small size of our public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Since our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares also may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and to understand the value thereof.

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

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. We currently have 5,006,666 Ordinary Shares outstanding, of which 1,806,666 shares are freely tradable without restriction or further registration under the Securities Act. The remaining 3,200,000 shares, all of which are beneficially owned by our controlling shareholder, may also be sold in the public market in the future in accordance with Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

Our controlling shareholder has substantial influence over the Company. Her interests may not be aligned with the interests of our other shareholders, and she could prevent or cause a change of control or other transactions.

Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, beneficially owns an aggregate of approximately 64% of our issued and outstanding Ordinary Shares. Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders.”

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

Although we intend to have a majority of independent directors and for our compensation and our corporate governance and nomination committees to be composed entirely of independent directors, that may change in the future so long as we remain a controlled company.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Although we intend to have a majority of independent directors and for our compensation and our corporate governance and nomination committees to be composed entirely of independent directors, that may change in the future.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum of Association (our “Amended and Restated Memorandum”) and our Amended and Restated Articles of Association (our “Amended and Restated Articles”), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Amended and Restated Articles) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Amended and Restated Memorandum or our Amended and Restated Articles to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not plan to follow home country practice with respect to most corporate governance matters. However, if we so choose, we may do so in the future. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our environmental, social and governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our then indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Item 4. Information on the Company

History of the Company

Our Group’s history can be traced back to November 1999 when JCS-Echigo Pte. Ltd. (“JCS”) was founded by Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer. Our Group commenced business in the selling of cleaning systems in 2005, before starting our business in the design, development, manufacture and sale of cleaning systems in Singapore in 2006. We manufacture a broad range of cleaning systems, including aqueous washing systems, plating and cleaning systems, train cleaning systems and other equipment for our customers. Since 2013, we have also been in the business of providing centralized dishwashing services for the food and beverage industry, mainly for food and beverage establishments in Singapore such as food courts, hawker centers, restaurants, cookhouses, eldercare homes and an inflight catering service provider. We have also provided general cleaning services since 2015, mainly for food courts in Singapore.

As of the date of this Annual Report, our Group is comprised of the Company and its subsidiaries, JE Cleantech International Limited, JCS-Echigo Pte Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd.

Recent and Other Developments

Initial Public Offering. On April 22, 2022, we closed on our Initial Public Offering of 3,020,000 Ordinary Shares at a price of $4.00 per share. In addition, a selling shareholder affiliated with us sold an aggregate of 750,000 Ordinary Shares in the offering. The gross proceeds of the offering to us, before underwriting discounts and commissions and estimated offering expenses, were approximately $12 million (including the partial exercise of the overallotment option). We did not receive any of the proceeds from the sale of Ordinary Shares by the selling shareholder.

Nasdaq Deficiency. On November 3, 2022, we received a written notification from Nasdaq indicating that, because the closing bid price of our Ordinary Shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rule 5550(a)(2) (the “Rule”). As of November 3, 2023, we regained compliance with the Minimum Bid Requirement Listing Rule, and the matter was closed.

On December 14, 2023, we received another written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “2023 Nasdaq Notification”) stating that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by the Minimum Bid Price Requirement Listing Rule. Receipt of the 2023 Nasdaq Notification does not result in the immediate delisting of our Ordinary Shares and has no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Capital Market under the symbol “JCSE.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we now have a compliance period of 180 calendar days from the date of the 2023 Nasdaq Notification, or until June 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. If at any time before June 11, 2024, the closing bid of our Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Requirement Listing Rule following which Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event that we do not regain compliance by June 11, 2024, we may be eligible for additional time to qualify. To qualify for additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market with the exception of the bid price requirement.

In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by June 11, 2024, and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Capital Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our Ordinary Shares to the OTCQX of the OTC Markets. See “Item 3D - Risk Factors - Risks Related to Our Securities - We may not be able to maintain compliance with Nasdaq’s continued listing requirements” for information regarding the effects of transferring trading to the OTC Markets.

We intend to continuously monitor the closing bid price of our Ordinary Shares. Receipt of the 2023 Nasdaq Notification has no effect on our business operations.

Share Consolidation

At a Special Meeting of Stockholders held on August 29, 2023, our members (Stockholders) approved a share consolidation (the “Share Consolidation”) and granted our Board of Directors the authority to determine the final ratio and when to proceed with the Share Consolidation.

We effected the Share Consolidation at a ratio of 1-for-3, effective as of 11:59 pm on October 13, 2023 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). Our Ordinary Shares began trading on a Share Consolidation-adjusted basis on Nasdaq as of the opening of trading on October 16, 2023, under the existing ticker symbol “JCSE. The CUSIP number for the Company’s Ordinary Shares changed to G50875 205 following the Share Consolidation.

As of the Effective Time, every three shares of our issued and outstanding Ordinary Shares were combined into one issued and outstanding Ordinary Share, thereby reducing the number of outstanding shares from 15,020,000 to 5,006,666. The total number of authorized Ordinary Shares was reduced from 100,000,000 to 33,333,333.33, and the par value changed from $0.001 per share to $0.003 per share. No fractional Ordinary Shares were issued in connection with the Share Consolidation, and any shareholders of record who otherwise would have been entitled to receive a fraction of a share because they held a number of pre-consolidation Ordinary Shares not evenly divisible by three became entitled to receive such number of Ordinary Shares as rounded down to the nearest whole share.

As of the Effective Time, proportional adjustments were also made to the number of Ordinary Shares issuable upon the exercise of any outstanding stock options, the number of shares issuable pursuant to outstanding restricted stock awards and the number of shares authorized and reserved for issuance pursuant to the Company’s 2022 Equity Incentive Plan. The exercise prices and stock price targets of any outstanding stock options, warrants and equity awards were also proportionately adjusted, as applicable.

Following the Share Consolidation, the daily closing bid price of our Ordinary Shares remained above $1.00 per share for ten consecutive business days from October 16, 2023 to October 27, 2023. Consequently, we were in compliance with all applicable Nasdaq listing standards and the prior bid price deficiency matter was closed.

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

In April 2022, we closed on the sale of 3,020,000 newly issued Ordinary Shares and Triple Business Limited sold 750,000 of our Ordinary Shares in our Initial Public Offering. See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders” for information on the current shareholdings of our major shareholders.

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

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
1999	JCS was established.

2005	JCS began its business in the sale of cleaning systems.

2006	We established the JCS Facility and commenced the business of the design, development, manufacture and sale of cleaning systems.

We completed our first order for a cassette washing system for a customer in the HDD industry.

2007	We registered our first patent in Singapore under JCS for a cleaning process and apparatus.

2010	Hygieia was established.

2011	We completed our first order for a medical cleaning system.

2012	We completed our first order for a dish cleaning system.

2013	Hygieia commenced provision of centralized dishwashing services at a customer’s premises.

2014	We established the Hygieia Facility.

2018	We received an invitation from a statutory board in Singapore to showcase a prototype of a robot floor scrubber for the interior of public trains.

2022	We completed our Initial Public Offering.

Our Company was listed on Nasdaq.

Business of Our Operating Subsidiaries

Overview

Our Group is based in Singapore and is principally engaged in: (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our cleaning systems business started in 2006 and we design, develop, manufacture and sell cleaning systems for various industrial end-use applications to customers mainly in Singapore and Malaysia. We have also provided centralized dishwashing since 2013 and general cleaning services since 2015, mainly for food and beverage establishments in Singapore. We are also a leading centralized dishwashing services provider in Singapore.

For the years ended December 31, 2021, 2022 and 2023, our Group generated approximately SGD9.0 million, SGD11.4 million and SGD11.0 million of revenue from our sale of cleaning systems and other equipment business, representing approximately 60.8%, 61.4% and 61.0% of our total revenue, respectively.

For the years ended December 31, 2021, 2022 and 2023, our Group generated approximately SGD5.8 million, SGD7.8 million and SGD7.0 of revenue from our provision of centralized dishwashing and ancillary services business, representing approximately 39.2%, 38.6% and 39.0% of our total revenue, respectively.

The portion of our revenue from each business line has not changed substantially through March 31, 2024.

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

The table below sets forth the revenue generated from our sale of cleaning systems and other equipment by product type during the years ended December 31, 2021, 2022 and 2023:

	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Aqueous washing systems	4,757	60.9	5,171	49.3	5,600	55.0
Plating and cleaning systems	-	-	-	-	-	-
Other equipment	3,056	39.1	5,311	50.7	4,581	45.0
Total	7,813	100.0	10,482	100.0	10,181	100.0

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

In addition, we also provide repair and servicing of the cleaning systems that we sell to our customers, and we also sell related parts used in such cleaning systems which we purchase from third party suppliers such as proximity sensors and transducer plates. Provision of repair and servicing of cleaning systems and sale of related parts amounted to approximately SGD1.2 million, SGD1.0 million and SGD0.8 million in revenue, representing approximately 7.9%, 5.2% and 4.5% of our total revenue, for the years ended December 31, 2021, 2022 and 2023, respectively.

We are the sole distributor of STICO anti-slip shoes in Singapore, and our customers are mainly food and beverage establishments in Singapore. The STICO anti-slip shoes are made of ethylene-vinyl acetate (EVA) material and are light with an anti-slip resistance function, making them suitable for wear on wet and oily surfaces. Sale of such STICO anti-slip shoes amounted to approximately SGD120,000, SGD159,000 and SGD92,000 in revenue, recognized as other income, for the years ended December 31, 2021, 2022 and 2023, respectively.

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

We generally charge our customers a fixed monthly fee for both our centralized dishwashing services and general cleaning services, and additional fees if extra services are required. Such extra services include ad hoc logistics services and extra manpower for the decolorization or de-staining of the dishware. Our sub-contractors are then paid a monthly fee for their on-site cleaning services, depending on the number of on-site staff required to work at the relevant food and beverage establishment during the relevant period. For further details, please refer to the paragraphs headed “Key contract terms with customers - Provision of general cleaning services” and “Sub-contracting” in this section.

Dishwashing equipment that we lease to customers

We also provide leasing services of dishwashing equipment to our customers, mainly for use at food and beverage establishments in Singapore. The terms of such leases are typically for a period of one to two year(s) and renew automatically, and our customers are charged a fixed monthly fee for such leasing services. For further details, please refer to the paragraphs headed “Key contract terms with customers- Provision of dishwashing equipment leasing services.” The dishwashing equipment leased to our customers typically enables a food and beverage establishment to wash up to 150 racks of items per hour, depending on the size of the equipment. Such dishwashing equipment is designed and manufactured in-house and can be customized to accommodate the needs of different customers.

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

Credit period and payment methods

In respect of the manufacture and sale of cleaning systems, depending on, among other things, the technical requirements, project amount and size, project costs, relationship with our customers and the credit period offered by our suppliers to our Group in respect of the materials and components used in the cleaning systems, our customers may be required to pay a deposit and settle the remaining purchase price upon delivery and acceptance of the product, according to the terms of the contract. In other cases, our customers are generally offered credit terms of 30 days to 60 days from delivery. In respect of the sale of other equipment, our customers are generally offered credit terms of 30 days to 45 days from the day on which the order is completed.

In respect of the sale of related parts used in our cleaning systems, our customers are generally offered credit periods ranging from 30 days to 60 days.

In respect of the provision of centralized dishwashing services and general cleaning services, our customers are generally offered credit terms of 7 days to 30 days upon the receipt of invoice. In respect of the provision of dishwashing equipment leasing services, our customers are generally offered credit terms of 30 days upon receipt of invoice.

Settlements with our customers who purchase cleaning systems and other equipment from us are mainly in SGD or US$ by way of check or telegraphic transfers. Settlements with our customers who use our centralized dishwashing services, general cleaning services and dishwashing equipment leasing services are mainly in SGD by way of check or telegraphic transfers.

Seasonality

Our Directors believe that both our sale of cleaning systems and other equipment operations and our provision of centralized dishwashing services and ancillary services operations are not subject to any seasonality.

Our Customers

During the years ended December 31, 2021, 2022 and 2023, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Top five customers

For the years ended December 31, 2021, 2022 and 2023, our top five customers accounted for approximately 80.6%, 68.1% and 66.1% of our total revenue, respectively. Our Group’s largest customer accounted for approximately 32.7%, 22.0% and 24.2% of our total revenue, respectively, for the corresponding year. During the years ended December 31, 2021, 2022 and 2023 and up to the date of this Annual Report, we have not experienced any material disputes with our customers.

The following table sets out information on our top five customers for the periods indicated:

For the year ended December 31, 2021

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$4,833	32.7

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$3,188	21.6

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	30 days	Telegraphic transfer	$1,441	9.8

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	45 - 60 days	Telegraphic transfer	$1,188	8.0

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,254	8.5

					TOTAL	$11,904	80.6

For the year ended December 31, 2022

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$4,094	22.0

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$3,902	20.9

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	30 days	Telegraphic transfer	$1,801	9.7

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	45 - 60 days	Telegraphic transfer	$1,522	8.2

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,370	7.3

					TOTAL	$12,689	68.1

For the year ended December 31, 2023

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	90 days	Telegraphic transfer	$1,212	6.7

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	90 days	Telegraphic transfer	$3,495	19.4

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	60 days	Telegraphic transfer	$1,200	6.7

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,642	9.1

Group F(6)	Singapore	Cleaning systems	2016	60 days	Telegraphic transfer	$4,372	24.2

					TOTAL	$11,921	66.1

(1) Three of the entities in Customer Group A, which are principally engaged in the manufacture of HDD, were our customers for the years ended December 31, 2021, 2022 and 2023, respectively. The ultimate holding company of Customer Group A is headquartered in the United States with international offices, and is listed on Nasdaq.

(2) Four, five and four entities in Customer Group B, which are principally engaged in the provision of engine and industrial solutions, were our customers for the years ended December 31, 2021, 2022 and 2023, respectively. The ultimate holding company of Customer Group E is headquartered in the United States with international offices, and is listed on the New York Stock Exchange.

(3) Two of the entities in Customer Group C, which are principally engaged as operators of food courts, were our customers for the years ended December 31, 2021, 2022 and 2023, respectively. The shares of Customer Group C’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to June 5, 2020. The company is now privatized.

(4) Four, four, three of the entities in Customer Group D, all of which are principally engaged as operators of food courts and retail malls or health and eldercare service providers, were our customers for the years ended December 31, 2021, 2022 and 2023, respectively. The holding entity of Customer Group D is headquartered in Singapore.

(5) Two entities in Customer Group E, which are principally engaged as ground-handling and in-flight catering services providers, were our customers for the years ended December 31, 2021, 2022 and 2023. The parent company of Customer Group F is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

(6) One entity in Customer Group F, which are principally engaged in the provision of customized commercial and industrial solution services, were our customers for the years ended December 31, 2021, 2022 and 2023. The parent company of Customer Group F is headquartered in Switzerland and is listed on the Mainboard of the SIX Swiss Exchange.

Competitive Strengths

Long and proven track record in precision cleaning in Singapore

We have been providing cleaning systems to our customers for over 14 years and have accumulated extensive industry experience. We believe our strong R&D and engineering capabilities enable us to design, develop and manufacture quality precision cleaning systems and other cleaning systems for various industrial end-use applications, which are customized to each of our customers’ needs.

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

We have maintained stable business relationships with a majority of our major customers. During the years ended December 31, 2021, 2022 and 2023, our top five customers included renowned HDD manufacturers, international engine and industrial solutions provider and food and beverage establishment operators in Singapore, three of which have more than 11 years of business relationships with us. As of the date of this Annual Report, our customers continue to be from such various industries. We believe that certain customers, such as multinational corporations, may have stringent selection processes for their suppliers and we have had to meet certain criteria and audit checks before becoming an approved qualified supplier.

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

Experienced management team

We have an experienced management team, led by Ms. Hong Bee Yin, our Chairman, Executive Director, Chief Executive Officer and founder, who has been instrumental in spearheading the growth of our Group. Ms. Hong has over 18 years of experience in the cleaning solutions industry in Singapore and she is primarily responsible for planning and execution of our Group’s business strategies, including product development, as well as managing our Group’s relationships.

Our Group is supported by a senior management team with substantial experience in the cleaning solutions industry. Our senior management team includes members such as Mr. Zhao Liang, who is the head of our R&D and engineering team and has over 15 years of experience in the precision cleaning equipment industry.

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

Real Property

A description of our leased real properties is below:

Location	Usage	Lease period	Annual Rent (SGD)	Approximate gross floor area (sq. ft.)
JCS Facility 3 Woodlands Sector 1 Singapore 738361	Manufacturing facility and office	To November 15, 2027, with a further term of 30 years from expiry	36,759	33,785.6

Hygieia Facility 17 Woodlands Sector 1 Singapore 738354	Centralized dishwashing facility and office	To March 15, 2044	52,020	34,276.7

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

Hygieia Facility

The processing capacity and utilization rates at our Hygieia Facility with respect to our provision of centralized dishwashing services during the fiscal years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021			2022			2023
	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)	Actual annual processing (tubs)	Annual processing capacity(1) (tubs)	Average daily utilization rate(2) (%)

Halal semi-automated washing line A	91,289	148,010	61.7	101,979	148,010	68.9	119,148	148,010	80.5
Halal semi-automated washing line B	78,119	214,614	36.4	39,489	214,614	18.4	89,494	214,614	41.7
Non-Halal semi-automated washing line C	196,110	310,821	63.1	285,023	310,821	91.7	271,658	310,821	87.4
Non-Halal semi-automated washing line D	69,157	155,410	44.5	108,165	155,410	69.6	85,942	155,410	55.3

(1) For illustration purposes only, the processing capacity is determined by identifying the maximum number of tubs (which will contain the soiled dishware) we can wash per year. In this regard, the processing capacity is calculated based on the following assumptions: (i) 20.5 operating hours per working day (excluding equipment cleaning time and workers’ lunch break); and (ii) 361 working days each year for the years ended December 31, 2021, 2022 and 2023 (excluding holidays and regular maintenance).

(2) For illustration purposes only, the utilization rate is calculated by dividing the actual processing volume by the processing capacity for the same year, which is calculated based on the assumptions set out above.

Other than for our Halal semi-automated washing line, there was a steady increase in the utilization rates of the washing lines at our Hygieia Facility from the year ended December 31, 2022 to the year ended December 31, 2023 as (i) the number of food establishments utilizing our centralized dishwashing services increased; (ii) there was higher footfall and demand for dine-in services at our customers’ food and beverage establishments as a result of the resumption of dine-in services, which resulted in a higher volume of soiled dishware from our customers; and (iii) additional customers contracted for our centralized dishwashing services.

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

Impact of COVID-19 on our business and operations

The World Health Organization declared the spread of COVID-19 a pandemic on March 11, 2020. The pandemic disrupted business, trade, commerce, financial and credit markets in Singapore and globally. Beginning in April 2020, in response to COVID-19, the Singapore government implemented extensive regulations imposing restrictions on premises and businesses in relation to the closure of businesses, on essential and non-essential service providers and on the movement of people, both in public places and in residences. On December 28, 2020, social, cultural, religious and business gatherings or events were resumed, although gathering sizes remained limited, and services and activities that involved significant prolonged close contact or significant crowds in an enclosed space were allowed to be re-opened, subject to their ability to effectively implement strict safe management measures.

In response to changing conditions and infection rates, throughout the pandemic and through 2022, the Singapore government adjusted restrictions in both directions, such as alternately reducing and increasing allowed gathering group sizes of larger scale events or activities and reinstating or removing “work-from-home” requirements at workplaces to minimize workplace interactions.

The lockdown and other measures implemented by the government of Singapore had a material adverse impact on our business, results of operations and financial condition during the fiscal years ended December 31, 2020 and 2021, although our revenue started to rebound during the fiscal year ended December 31, 2022.

On May 5, 2023, WHO declared that COVID-19 is now an established and ongoing health issue, which no longer constitutes a public health emergency of international concern. As of the date of this prospectus, our businesses have essentially returned to pre-COVID-19 levels and we do not expect to encounter any further material business disruptions as the outbreak of COVID-19 in Singapore is generally under control and the government has generally relaxed its control measures. However, it is not possible to predict the ongoing impact that long COVID-19 or continuing COVID-19-related global supply chain issues may have on our business, liquidity, capital resources or financial results in the future. In addition, we are uncertain as to if or when any new outbreaks of COVID-19 may occur or how long it may take for any such outbreaks to be contained, and we cannot predict the impact that any such outbreaks may have on our operations. If Singapore experiences a major resurgence of COVID-19, or if another significant natural disaster or pandemic were to occur in the future, our business, financial condition, results of operations and prospects may be materially and adversely affected. We plan to continue to monitor the evolution of COVID-19, which may still be considered a threat in the long term because the virus continues to evolve and spread.

Licenses and Permits

The following licenses are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to

License to operate a cleaning business	NEA	February 26, 2025	Hygieia

License / Certificate issued under the Radiation Protection Act	NEA	July 2, 2025	JCS

Certifications

As of April 1, 2024, we have received the following certifications:

Relevant authority/organization	Recipient	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry
Workplace Safety and Health Council	Hygieia	BizSAFE	Level 3	August 7, 2021	August 10, 2024
Workplace Safety and Health Council	JCS	BizSAFE	Level Star	August 23, 2017	June 22, 2026
Islamic Religious Council of Singapore	Hygieia	Storage management	Halal Certificate	N/A	March 31, 2025
SGS	Hygieia	Food safety management	ISO 22000: 2005	August 26, 2021	August 25, 2024
SOCOTEC Certification International	JCS	Occupational Health and Safety Management	ISO 45001: 2018	July 7, 2017	June 22, 2026
SOCOTEC Certification International	JCS	Quality management system	ISO 9001: 2015	June 23, 2017	June 22, 2026

We intend to apply for the renewal of the above relevant certifications prior to their respective expiry dates and based on past experience, our directors do not foresee any material difficulties in renewing the certifications of our Group.

Awards and Accreditations

Throughout our operating history, our Group has received a number of awards and accreditations in recognition of our performance and quality products and services. The following table sets forth the awards and accreditations we have been granted up to April 1, 2024.

Year	Award	Organized/Granted By	Recipient
2013	Enterprise 50 Award	KPMG and the Business Times	JCS
2016	SME 1000 Ranking - Top companies ranked by sales/turnover (745th), net profit (443th) and return on equity (680th)	Experian	JCS
2017	SME 1000 Ranking - Top companies ranked by return on equity (631st)	Experian	JCS
2017	SME 1000 Ranking - Emerging 500 companies ranked by sales turnover (1134th)	Experian	JCS
2018	Singapore Quality Class - Recognition of Commendable Performance in Business Excellence	Enterprise Singapore	JCS
2018	Clean Mark Silver Award	NEA	Hygieia
2018	SME 1000 Ranking - Emerging 500 companies ranked by sale turnover (1118th)	Experian	JCS
2019	SME 1000 Ranking - Emerging 500 companies ranked by sales turnover (1490th)	Experian	Hygieia
2021	Clean Mark Silver Award	NEA	Hygieia
2022	Clean Mark Silver Award	NEA	Hygieia

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

Sales And Marketing

As of April 1, 2024, our sales and marketing team consisted of one full-time employee based in Singapore. Our Chairman, Ms. Hong Bee Yin, oversees our sales and marketing department.

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

Our Group has developed a strong existing customer base in Singapore and overseas. Our customers are corporate groups with their respective group members incorporated or established in various jurisdictions, such as Malaysia, Australia, the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC, for our sale of cleaning systems and other equipment business during the years ended December 31, 2022 and 2023. Please refer to the paragraph headed “Our Customers - Top five customers” in this section for further details of our top five customers and their respective countries of incorporation or establishment. We have established stable business relationships with our customers, with three out of our top five customers having more than 10 years of business relationships with us. The profile of our existing customer base, coupled with the stable business relationships we have with our customers, allowed our Group (i) to secure orders from repeat customers, which contributed to approximately 100% of the total sales of our cleaning systems and other equipment for the years ended December 31, 2021, 2022 and 2023, and (ii) to gain referrals from our existing customers. Our Group also strives to maintain good customer relationships by producing high quality products and providing professional technical support, and therefore it is not necessary for our Group to actively engage in significant sales and marketing efforts for maintaining such business relationships with our existing customers. In addition, as the average utilization rate of certain major machinery and equipment used at our JCS Facility in respect of the production and manufacture of cleaning systems and other equipment during the years ended December 31, 2021, 2022 and 2023 generally exceeded 100%, our Group was unable to take on a large number of new orders from new customers. Rather, we mainly focused on fulfilling orders from repeat customers to maintain our business relationships. Under such circumstances, we did not actively engage in sales and marketing activities to pursue orders from new customers and only maintained a small sales and marketing team during the year ended December 31, 2023.

The following tables set forth the breakdown of our revenue contributed from the sale of precision and other cleaning systems and equipment from each geographical region during the years ended December 31, 2021, 2022 and 2023:

Year ended December 31, 2021

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	4	3	Orders from existing customers	83	1.1
Malaysia	1	13	Orders from existing customer	4,414	56.5
Thailand	1	42	Orders from existing customer	1,559	20.0
Belgium	1	27	Orders from existing customer	1,182	15.1
South Korea	1	4	Orders from existing customer	73	0.9
Taiwan	1	1	Orders from existing customer	-	-
United States	1	6	Orders from existing customer	376	4.8
PRC	1	1	Orders from existing customer	126	1.6
Total	11	97		7,813	100.0

Year ended December 31, 2022

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	7	28	Orders from existing customers	2,478	23.6
Malaysia	1	14	Orders from existing customer	3,896	37.2
Thailand	2	46	Orders from existing customers	2,363	22.5
Belgium	1	28	Orders from existing customer	1,389	13.2
South Korea	1	6	Orders from existing customer	178	1.7
Taiwan	1	2	Orders from existing customer	122	1.2
United States	1	3	Orders from existing customer	55	0.6
PRC	-	-	Orders from existing customer	-	-
Total	14	127		10,481	100.0

Year ended December 31, 2023

Geographical Region	Number of Customers	Number of Completed Orders	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	5	50	Orders from existing customers	5,609	55.1
Malaysia	1	19	Orders from existing customer	758	7.4
Thailand	1	114	Orders from existing customer	1,945	19.1
Belgium	1	51	Orders from existing customer	1,470	14.4
Taiwan	1	2	Orders from existing customer	43	0.5
United States	1	4	Orders from existing customer	356	3.5
Total	10	240		10,181	100.0

For the years ended December 31, 2022 and 2023, 100% of our sales were comprised of orders from existing customers.

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

Employees

As of December 31, 2023, we employed a total of 103 persons, who were all located in Singapore, as compared to 102 as of December 31, 2022 and 90 of December 31, 2021, who were also all located in Singapore. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

Insurance

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees, in compliance with applicable regulations. We also carry key person life insurance on the life of Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

Litigation And Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant proceedings.

Laws And Regulations Relating To Our Business In Singapore

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor a detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Environmental Public Health Act

The Environmental Public Health Act 1987 of Singapore (the “EPHA”) is administered by the NEA and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health of Singapore (the “DGPH”) may, upon receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA, a nuisance order may be served on the person responsible for the nuisance prescribing the measures to be taken to remedy the nuisance. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for a fine not exceeding SGD10,000 for the first offense and to a further fine not exceeding SGD1,000 for every day during which the offense continues after conviction.

Cleaning Business License

The EPHA also regulates the cleaning standards and productivity of the cleaning industry through the licensing of cleaning businesses which comprises the provision of cleaning work, being work carried out in Singapore that involves, as its main or only component, the bringing of premises or any public place into, or keeping of premises or any public place in, a clean condition, and includes supervising the carrying out of such work but excludes any work that the Minister for the Environment and Water Resources declares not to be cleaning work. Any person who fails to obtain and maintain a cleaning business license while carrying on a cleaning business in Singapore will be guilty of an offense and liable on conviction for a fine not exceeding SGD10,000 or to imprisonment for a term not exceeding 12 months or both, and in the case of a continuing offense, for a further fine not exceeding SGD1,000 for every day or part thereof during which the offense continues after the conviction.

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

On June 7, 2021, the Tripartite Cluster of Cleaners recommended the introduction of enhanced mandatory training requirements under the Skills Framework for Environmental Services and that the number of WSQ training modules be increased as follows:

Job Roles	Current	By December 31, 2023	Beyond 2025

All cleaners	Minimum of 1 WSQ module (for licensing conditions)	2 modules in total (1 mandatory workplace safety and health related module and 1 core module that is endorsed by the Tripartite Cluster of Cleaners)	3 modules in total

Multi-skilled cleaners			4 modules in total

Mechanical Driver

Supervisor

Environmental Protection and Management Act

The Environmental Protection and Management Act 1999 of Singapore and its subsidiary legislation are administered by the NEA, which provide for, among other things, laws relating to pollution control in Singapore through the regulation of various industries. Pursuant to the Environmental Protection and Management (Boundary Noise Limits for Factory Premises) Regulations (the “EPM Regulations”), the owner or occupier of any factory premises shall ensure that the level of noise emitted from his premises does not exceed the maximum permissible noise levels as set out in the First Schedule to the EPM Regulations. The permissible noise levels may vary depending on the type of affected premises, which include, among others, noise sensitive premises that require peace and quiet, residential premises and commercial premises not including factory premises. Any person who fails to comply with the requirements under the EPM Regulations is guilty of an offense and liable upon conviction for (a) a fine not exceeding SGD5,000 on the first conviction, and in the case of a continuing offense, to a further fine not exceeding SGD200 for every day or part thereof the offense continues after the conviction; and (b) a fine not exceeding SGD10,000 on a subsequent conviction, and in the case of a continuing offense, to a further fine not exceeding SGD300 for every day or part thereof during which the offense continues after conviction.

Radiation Protection Act

The Radiation Protection Act 2007 of Singapore (the “RPA”) controls and regulates, among other things, the possession and use of radioactive materials and irradiating apparatus. The RPA provides that no person shall, except under and in accordance with a license, have in his possession or under his control or use or otherwise deal in any radioactive material or irradiating apparatus. Any person who contravenes the aforementioned requirement under the RPA is guilty of an offense and liable upon conviction for a fine not exceeding SGD100,000 or imprisonment for a term not exceeding five years or both.

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

The Non-Ionizing Radiation Regulations further set out the requirements for (a) ultrasound apparatus, including the requirement that every ultrasound apparatus shall be designed and constructed in such a manner that all marks, labels and signs are permanently affixed thereon and clearly visible and all user controls, meters, lights or other indicators are clearly visible, readily discernible and clearly labeled to indicate their function; and (b) high power lasers, including the requirement that every high power laser shall have a protective housing that prevents human access during operation to laser and collateral radiation that exceed the specified accessible emission limits, a safety interlock for each portion of the protective housing that is designed to be removed or displaced during operation or maintenance, a readily available remote control connector, a key-actuated master control and an emission indicator which provides a visible or audible signal during emission of accessible laser radiation in excess of the specified accessible emission limits. Any person who contravenes any of the provisions of the Non-Ionizing Radiation Regulations is guilty of an offense and liable on conviction for a fine not exceeding SGD2,000 or imprisonment for a term not exceeding six months or both.

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

Any person who breaches his duty under the WSHA is guilty of an offense and will be liable on conviction, in the case of a body corporate, to a fine not exceeding SGD500,000 and if the contravention continues after the conviction, the body corporate shall be guilty of a further offense and will be liable to a fine not exceeding SGD5,000 for every day or part thereof during which the offense continues after conviction. For repeat offenders, where a person has on at least one previous occasion been convicted of an offense under the WSHA that causes the death of any person and that person is subsequently convicted of the same offense that causes the death of another person, the court may, in addition to any imprisonment, if prescribed, punish the person, in the case of a body corporate, with a fine not exceeding SGD1 million and, in the case of a continuing offense, with a further fine not exceeding SGD5,000 for every day or part thereof during which the offense continues after conviction.

Under the WSHA, it is the duty of any person who manufactures any machinery, equipment or hazardous substance (“MEHS”), which includes, among other things, welding equipment, for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade or business carried on by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a lease-purchase agreement, conditional sale agreement or credit-sale agreement to another (“customer”) in the course of a business of financing the acquisition of the machinery or equipment by the customer from others. In the event any person contravenes the relevant provision in the WSHA that imposes the aforementioned duty on such person, that person is guilty of an offense, and liable on conviction (in the case of a natural person) for a fine not exceeding SGD200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding SGD500,000.

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

Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 of Singapore (the “WSHNR”), the occupier of a workplace must take reasonably practicable measures to reduce or control the noise from any machinery or equipment used or from any process, operation or work carried out by him in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise. This may include replacing noisy machinery, equipment, processes, operations or work with less noisy machinery, equipment, processes, operations or work, and such other measures as prescribed under the WSHNR. Where it is not practicable to reduce the noise, the occupier of a workplace shall limit the duration of time persons at work are exposed to the noise in accordance with the time limits prescribed in the Schedule under the WSHNR. Any person who contravenes the aforementioned is guilty of an offense and is liable on conviction for a fine not exceeding SGD10,000, and in the case of a second or subsequent conviction, for a fine not exceeding SGD20,000 or imprisonment for a term not exceeding six months or both.

Pursuant to the Workplace Safety and Health (Risk Management) Regulations, the employer in a workplace is supposed to, among other things, conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize foreseeable risks, implement measures or safety procedures to address the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safety procedures for a period of not less than three years and submit such records to the CWSH when required by the CWSH from time to time. Any employer who fails to comply with the aforementioned requirements is guilty of an offense and is liable on conviction for a fine not exceeding SGD10,000 for the first offense, and for a fine not exceeding SGD20,000 for a subsequent offense or imprisonment for a term not exceeding six months or both.

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

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn SGD2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to SGD10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to Item 4. “Information on the Company - Insurance”.

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

In addition to the core employment provisions of the Employment Act, Part IV of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, holidays, annual leave, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part IV”). However, such Part IV provisions only apply to: (a) workmen earning basic monthly salaries of not more than SGD4,500; and (b) employees (excluding workmen) earning basic monthly salaries of not more than SGD2,600.

An employer who breaches any provision of Part IV of the Employment Act is guilty of an offense and is liable on conviction for a fine not exceeding SGD5,000, and for a second or subsequent offense a fine not exceeding SGD10,000 or imprisonment for a term not exceeding 12 months or both.

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

The EFMA provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA is guilty of an offense and will: (a) be liable on conviction for a fine not less than SGD5,000 and not more than SGD30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than SGD10,000 and not more than SGD30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than SGD20,000 and not more than SGD60,000.

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least SGD4,500 with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) may apply for an employment pass, whereas older and more experienced candidates will need higher salaries. Mid-level skilled staff earning a fixed monthly salary of at least SGD2,500 who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer is required to purchase and maintain medical insurance with coverage of at least SGD15,000 per 12-month period of a foreign workers’ employment (or for such shorter period where the foreign workers’ period of employment is less than 12 months) for the foreign workers’ in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

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

The quota for the services sector is set at 35%. A Singaporean or Permanent Resident employee employed under a contract of service, including the company’s director, is counted as (a) one local employee if they earn the LQS of at least SGD1,400 per month; and (b) 0.5 local employee if they earn half the LQS of at least SGD700 to SGD1,400 per month.

Employers pay less levy for higher skilled foreign workers. Foreign workers with the following certificates will qualify as higher skilled workers:

Type of qualification	Certificates needed
Academic qualifications	- Malaysia: Sijil Pelajaran Malaysia - NAS: High school certificates - PRC: Diploma Skills

Evaluation Test (“SET”) conducted by the Institute of Technical Education (“ITE”)	SET Level 1 or National ITE Certificate (Nitec)

Workforce skills qualification	Composite Assessment for Generic Manufacturing

Market-Based Skills Recognition Framework	Earn a fixed monthly salary of at least SGD1,600 and worked at least four years in Singapore as a work permit holder

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

Infectious Diseases Act 1976

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

Any person who, without reasonable excuse, fails to comply with any requirement of such notice or direction given to that person by the DMS is guilty of an offense. While there are no specific penalties for such offense, any person guilty of an offense under the IDA for which no penalty is expressly provided shall (a) in the case of a first offense, be liable on conviction for a fine not exceeding SGD10,000 or imprisonment for a term not exceeding 6 months or both; and (b) in the case of a second or subsequent offense, be liable on conviction for a fine not exceeding SGD20,000 or imprisonment for a term not exceeding 12 months or both.

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

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of SGD5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding SGD10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding SGD5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding SGD10,000 or imprisonment for a term not exceeding 12 months or both.

Customs Regulations

Goods exported from Singapore are regulated under the Customs Act 1960 of Singapore (the “Customs Act”). To export goods from Singapore, the exporter is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. The Singapore Goods and Services Tax (the “GST”) is not levied on goods exported from Singapore. A Customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse. The exporter will be the party that issues the commercial invoice to his overseas customer. Exporters who intend to engage in import and/or export activities in Singapore or appoint a declaring agent to apply for Customs import, export and transhipment permits or certificates will need to activate their Customs Account with Singapore Customs, further to which a declaring agent may be appointed to apply for Customs permits on their behalf. Declaring agents have to be registered with Singapore Customs. Exporters may be penalized if they do not comply with the requirements and conditions imposed under the Customs Act. Making an incorrect declaration or failing to make a declaration of goods imported into, exported from or transhipped in Singapore will result in being liable on conviction for a fine not exceeding SGD10,000, or the equivalent of the amount of the customs duty, excise duty or GST payable, whichever is the greater amount, or imprisonment for a term not exceeding 12 months, or both.

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

For the years ended December 31, 2021, 2022 and 2023, our revenue amounted to approximately SGD14.8 million, SGD18.6 million and SGD18.0 million, respectively. Our net income amounted to approximately SGD2,000, SGD1.2 million and SGD0.5 million for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table shows our Statement of Operations data for the years ended December 31, 2021, 2022 and 2023 in SGD and, for 2023, in USD. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the financial years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	US$’000 (1)

Revenues	14,764	18,631	18,032	13,668
Cost of revenues	(12,416)	(13,503)	(13,666)	(10,359)
Gross profit	2,348	5,128	4,366	3,309

Operating expenses:
Selling and marketing expenses	(22)	(27)	(53)	(40)
General and administrative expenses	(2,267)	(3,337)	(3,303)	(2,504)
Total operating expenses	(2,289)	(3,364)	(3,356)	(2,544)

Income from operations	59	1,764	1,010	765

Other income (loss):
Other income	707	542	728	552
Interest expense	(217)	(336)	(511)	(387)
Other expense	(550)	(545)	(597)	(453)
Change in fair value in financial instrument	3	2	-	-
Total other loss	(57)	(337)	(380)	(288)

Income before tax expense	2	1,427	630	477
Income tax expense	-	(235)	(111)	(84)
Net income	2	1,192	519	393
Other comprehensive income
Foreign currency translation gain/(loss), net	(24)	2	(69)	(52)
Total comprehensive income (loss)	(22)	1,194	450	341

(1)	Calculated at the rate of US$1.00 = SGD1.3193 as set forth in the statistical release of the Federal Reserve System on December 29, 2023.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this Annual Report and those set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 80.6%, 68.1% and 66.1% of our revenue for the years ended December 31, 2021, 2022 and 2023, respectively. In particular, sales to our largest customer amounted to approximately SGD4.8 million, SGD4.1 million and SGD4.4 million, representing approximately 32.7%, 22.0% and 24.2% of our revenue for the years ended December 31, 2021, 2022 and 2023, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups, and particularly our largest customer group, as well as certain inherent risks, among others, changes and development in the local political, regulatory and business conditions, that may affect their purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial conditions, and affect our ability to remain profitable and achieve business growth.

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

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 46.3%, 57.8% and 40.1% of our total cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply and demand of such raw materials, as well as our bargaining power with our suppliers. During the years ended December 31, 2021, 2022 and 2023, the majority of our raw materials were commonly available from the marketplace, and their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

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

Revenue

During the years ended December 31, 2021, 2022 and 2023, our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	4,757	32.2	6,644	35.7	6,687	37.1
Sale of other cleaning systems and other equipment	3,056	20.7	3,838	20.6	3,494	19.4
Repair and servicing of cleaning systems and sale of related parts	1,162	7.9	961	5.1	810	4.5
Sub-total	8,975	60.8	11,443	61.4	10,991	61.0

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	5,636	38.2	6,879	36.9	6,710	37.2
Leasing of dishwashing equipment	153	1.0	309	1.7	331	1.8
Sub-total	5,789	39.2	7,188	38.6	7,041	39.0

Total	14,764	100.0	18,631	100.0	18,032	100.0

Our total revenue decreased by approximately SGD0.6 million, or 3.2%, to approximately SGD18.0 million for the year ended December 31, 2023 from approximately SGD18.6 million for the year ended December 31, 2022. The decrease was mainly attributable to the decrease in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD0.5 million and decrease in revenue generated from our provision of centralized dishwashing and ancillary services business of approximately SGD0.1 million. The decreases were mainly attributable to a slowdown in shipments for other cleaning systems and other equipment in the electronics and hard drive industries and decreased sales for general cleaning services of food courts.

Our total revenue increased by approximately SGD3.9 million or 26.2% to approximately SGD18.6 million for the year ended December 31, 2022 from approximately SGD14.8 million for the year ended December 31, 2021. The increase was mainly attributable to the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD2.5 million and increase in revenue generated from our provision of centralized dishwashing and ancillary services business of approximately SGD1.4 million. The increases were mainly attributable to the recovery of business from the negative impact of COVID-19 pandemic.

The decrease in our total revenue by approximately SGD6.6 million or 31.0% to approximately SGD14.8 million for the financial year ended December 31, 2021  from approximately SGD21.4 million for the financial year ended December 31, 2020 was mainly attributable to the decrease in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD8.0 million, while partially offset by the increase in revenue generated from our provision of centralized dishwashing and ancillary services business of approximately SGD1.3 million. The decrease in revenue generated from our sale of cleaning systems and other equipment business for the year ended December 31, 2021 was primarily attributable to an approximately SGD8.4 million decrease in revenue from subsidiaries of a certain customer group in Malaysia caused by the disruption by COVlD-19 of their expansion in production facilities that resulted in the postponement of delivery of their orders.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the years ended December 31, 2021, 2022 and 2023.

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
	SGD’000	SGD’000	SGD’000

Outstanding contract value as of beginning of year(1)	5,820	19,997	29,050
New contract value for the year	22,208	19,515	6,411
Revenue recognized for the year	8,031	10,462	10,181
Outstanding contract value as of year end(2)	19,997	29,050	25,280

(1) Outstanding contract value as of beginning of year represents the contract value of orders which were not completed as of the beginning of the relevant year.

(2) Outstanding contract value as of year end represents the contract value of ongoing orders as of the end of the relevant year that will be carried forward to the next year.

For the years ended December 31, 2021, 2022 and 2023, approximately 43.6%, 54.4% and 73.0% of our total revenue, respectively, was generated from customers located in Singapore and approximately 33.1%, 22.9% and 5.6% of our total revenue, respectively, was generated from customers located in Malaysia. For the same years, our revenue generated from customers located in other countries accounted for approximately 23.3%, 22.7% and 21.4% of our total revenue, respectively.

Revenue by geographical locations

Our Group’s provision of centralized dishwashing and ancillary services business is located in Singapore. During the years ended December 31, 2021, 2022 and 2023, the customers for our cleaning systems and other equipment were mainly located in Singapore and Malaysia. The following table sets out a breakdown of our revenue by geographic location of our customers for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Singapore
Sale of precision cleaning systems	-	-	917	4.9	5,587	31.0
Sale of other cleaning systems and other equipment	83	0.6	1,561	8.4	22	0.1
Repair and servicing of cleaning systems and sale of related parts	568	3.8	468	2.5	519	2.9
Provision of centralized dishware washing and general cleaning services	5,636	38.2	6,879	36.9	6,710	37.2
Leasing of dishware washing equipment	153	1.0	309	1.7	331	1.8
Sub-total	6,440	43.6	10,134	54.4	13,169	73.0

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	4,415	29.9	3,896	20.9	758	4.2
Repair and servicing of cleaning systems and sale of related parts	462	3.2	368	2.0	260	1.4
Sub-total	4,877	33.1	4,264	22.9	1,018	5.6

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Other countries(1)
Sale of precision cleaning systems	343	2.3	357	1.9	342	1.9
Sale of other cleaning systems and other equipment	2,998	20.3	3,751	20.1	3,473	19.3
Repair and servicing of cleaning systems and sale of related parts	106	0.7	125	0.7	30	0.2
Sub-total	3,447	23.3	4,233	22.7	3,845	21.4
Total	14,764	100.0	18,631	100.0	18,032	100.0

(1) For the years ended December 31, 2021, 2022 and 2023, other countries include the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC.

Singapore

The increase in revenue in Singapore for the year ended December 31, 2023 was mainly due to an increase in revenue generated from sales of precision cleaning systems from our existing customers with new orders of approximately SGD4.7 million offset by a decrease in revenue generated from sales of other cleaning systems and other equipment of SGD1.5 million due to project completion.

The increase in revenue in Singapore for the year ended December 31, 2022 was mainly due to the increase in revenue generated from sales of precision and other cleaning systems and equipment from our existing and new customers by approximately SGD2.4 million and provision of centralized dishwashing and general cleaning services by approximately SGD1.4 million attributable to the recovery of business from the negative impact of COVID-19 pandemic.

The increase in revenue in Singapore for the financial year ended December 31, 2021  was mainly due to the increase in revenue generated from provision of centralized dishwashing and general cleaning services by approximately SGD1.3 million.

Malaysia

The decrease in revenue in Malaysia for the year ended December 31, 2023 was primarily attributable to a decrease in revenue from subsidiaries of a certain customer group in Malaysia of approximately SGD3.2 million.

The decrease in revenue in Malaysia for the year ended December 31, 2022 was primarily attributable to a decrease in revenue from subsidiaries of a certain customer group in Malaysia of approximately SGD0.5 million.

The decrease in revenue in Malaysia for the financial year ended December 31, 2021 was primarily attributable to the decrease in revenue from subsidiaries of a certain customer group in Malaysia of approximately SGD8.3 million mainly due to the delivery for the orders received for the sales of precision cleaning machines which will take place in FY2022 as their progress of expansion in production facilities has been disrupted by COVID-19.

Other countries

The marginal decrease in revenue in other countries for the year ended December 31, 2023 was mainly due to a decrease in orders from an existing customer in Thailand and the increase in revenue in other countries for the year ended December 31, 2022 was mainly due to an increase in orders from an existing customer in Thailand. The revenue contributed by other countries for the financial year ended December 31, 2021 is relatively stable as compared with the financial year ended December 31, 2020 with only marginal fluctuation.

Cost of revenues

During the years ended December 31, 2021, 2022 and 2023, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the years ended December 31, 2021, 2022 and 2023, our cost of revenues amounted to approximately SGD12.4 million, SGD13.5 million and SGD13.7 million, respectively.

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	6,885	55.5	7,113	52.7	7,570	55.4
Cost of provision of centralized dishwashing and ancillary services	5,531	44.5	6,390	47.3	6,096	44.6
Total	12,416	100.0	13,503	100.0	13,666	100.0

The increase in cost of sales for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to an increase in the cost of raw materials, such as stainless steel, aluminum and electronic components, and in production overhead. The increase in cost of sales for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to an increase in operating activities and sales. The decrease in cost of sales for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily due to an decrease in operating activities and sales due to COVID-19.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	profit	Margin	Profit	Margin	profit	Margin
	SGD’000%		SGD’000%		SGD’000%

Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	1,509	30.8	2,657	40.5	2,051	30.7
Sale of other cleaning systems and other equipment	475	15.9	1,456	37.2	943	27.0
Repair and servicing of cleaning systems and sale of related parts	106	9.7	217	22.6	427	52.7
Sub-total/overall	2,090	23.3	4,330	40.8	3,421	31.1

	Year ended December 31,
	2021		2022		2023
		Gross		Gross		Gross
	Gross	Profit	Gross	Profit	Gross	Profit
	profit	Margin	profit	Margin	profit	Margin
	SGD’000%		SGD’000%		SGD’000%

Provision of centralized dishwashing and ancillary services business	258	4.5	798	11.1	945	13.4
Total/overall	2,348	15.9	5,128	27.5	4,366	24.2

Our total gross profit amounted to approximately SGD2.3 million, SGD5.1 million and SGD4.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. Our overall gross profit margins were approximately 15.9%, 27.5% and 24.2% for the years ended December 31, 2021, 2022 and 2023, respectively. Our total gross profit decreased during the year ended December 31, 2023, primarily due to an increase in the cost of raw materials, such as stainless steel, aluminum and electronic components, and in production overhead. While the provision of centralized dishwashing and ancillary services business activity was lower year-on-year, the Group successfully renewed contracts with certain clients at higher prices and hence resulted increase in gross profit and gross profit margin for this business.

Our total gross profit increased during the year ended December 31, 2022, which was generally in line with our revenue growth and revenue contributed from precision cleaning machines during the year. Our total gross profit during the year ended December 31, 2021 was lower than our total gross profit for both fiscal years ended December 31, 2023 and 2022, which was mainly due to the decrease in 2021 in our revenue from the sales of precision cleaning systems and other equipment business.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	SGD’000	SGD’000	SGD’000

Promotion and marketing expenses	13	12	36
Transportation expenses	9	15	17
Total	22	27	53

Our selling and marketing expenses amounted to approximately SGD22,000, SGD27,000 and SGD53,000 for the years ended December 31, 2021, 2022 and 2023, respectively. The increase for the year ended December 31, 2023 was mainly due to increased participation in overseas exhibitions. The increase for the year ended December 31, 2022 was mainly due to the increase in transportation expenses for overseas business trips to customers’ sites. The slight increase in promotion and marketing expenses for the financial year ended December 31, 2021 was primarily attributable to an increase in online marketing activities.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) corporate secretarial and administrative fees; (vii) Nasdaq annual listing fee; (viii) directors’ and officers’ liability insurance; and (ix) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
	SGD’000%		SGD’000%		SGD’000%

Staff costs	1,383	61.0	2,090	62.6	1,689	51.1
Depreciation	379	16.7	409	12.2	163	4.9
Office supplies and upkeep expenses	150	6.6	132	3.9	162	4.9
Travel and entertainment	105	4.6	158	4.7	234	7.1
Legal and professional fees	49	2.2	197	5.9	727	22.0
Corporate secretarial and administrative fees	-	-	-	-	25	0.8
Nasdaq annual listing fee	-	-	-	-	84	2.5
Directors’ and officers’ liability insurance	-	-	136	4.1	137	4.1
Miscellaneous expenses	201	8.9	215	6.6	82	2.5
Total	2,267	100.0	3,337	100.0	3,303	100.0

Our general and administrative expenses amounted to approximately SGD2.3 million, SGD3.3 million and SGD3.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, representing approximately 15.4%, 17.9% and 18.3% of our total revenue for the corresponding years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group decreased during the year ended December 31, 2023 by approximately SGD0.4 million mainly due to lower accrual of staff incentives.

Depreciation expense is charged on our property, plant and equipment, which included (i) leasehold buildings; (ii) right-of-use assets; (iii) computer equipment; and (iv) furniture and fittings. The decrease in depreciation for the year ended December 31, 2023 as compared to 2022 is mainly due to certain assets being fully depreciated in 2022.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travel and entertainment mainly represented expenditures for business travel and costs incurred for social gatherings and refreshments for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for applications, registrations and renewal of trademarks and patents, legal consultation fees, corporate consultation and business advisory fee corporate secretarial and registered office fees, transfer agent fee and staff recruitment services. The increase was mainly due to an increase in legal and professional fees post listing in April 2022, corporate consultation services and business advisory fees related to a follow up offering expensed off during the year ended December 31, 2023.

Directors’ and officers’ liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of office upkeep and maintenance, membership and subscription fees, recruitment expenses, permits and licenses renewal fee, medical expenses, donation and other miscellaneous expenses.

Other income

Other income of our Group amounted to approximately SGD0.7 million, SGD0.5 million and SGD0.7 million for the years ended December 31, 2022, 2022 and 2023, respectively. The income was mainly derived from wholesale sales of STICO anti-slip shoes, Jobs Support Scheme, Jobs Growth Incentive, government capability development grant and gain on disposal of plant and equipment. The following table sets forth the breakdown of our other income for these periods:

	Year ended December 31,
	2021	2022	2023
	SGD’000	SGD’000	SGD’000

Interest income	-	-	175
Wholesale sales of STICO anti-slip shoes	120	159	92
Impairment loss reversed	49	-	-
Jobs Support Scheme	87	10	-
Jobs Growth Incentive	72	72	20
Progressive Wage Credit Scheme	-	-	55
Government capability development grant	-	150	214
Gain on disposal of plant and equipment	71	-	-
Others(1)	308	151	172
Total	707	542	728

(1) Others mainly consist of sale of scrap materials, other government incentives and other miscellaneous income.

The increase in interest income is mainly arising from increase in fixed deposits placement during the year ended December 31, 2023.

Wholesale sales of STICO anti-slip shoes represented the income generated from wholesale of STICO anti-slip shoes mainly to food and beverage establishments in Singapore, which amounted to approximately SGD0.1 million, SGD0.2 million and SGD0.1 million for the years ended December 31, 2021, 2022 and 2023, respectively. For the year ended December 31, 2022, wholesale sales of STICO anti-slip shoes increased by approximately 32.5% due to resumption of demand from food and beverage establishments after the elimination of Covid-19 restrictions. For the year ended December 31, 2023, wholesale sales of STICO anti-slip shoes decreased by approximately 42.1% due to a transition period necessitated by changes in certain models of the shoes that resulted in lower sales for the year.

Jobs Support Scheme was an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first SGD4,600 of monthly salaries paid to each local employee in a 10-month period up to August 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021 and further extended to September 2021 with final payout received in March 2022.

Jobs Growth Incentive is an initiative introduced by the Singapore Government in August 2020 to support local hiring from September 2020 to March 2023, to provide wage support to employers to help them in hiring local employees by co-funding monthly salaries paid to each local employee.

Progressive Wage Credit Scheme is an initiative introduced by the Singapore Government in 2022 to provide transitional wage support for employers to adjust to upcoming mandatory wage increases for lower-wage workers covered by the Progressive Wage and Local Qualifying Salary requirements and to voluntarily raise wages of lower-wage workers. Under the scheme, the Singapore Government will co-fund wage increases of eligible resident employees from 2022 to 2026 and receive the payout for the respective year by the first quarter of the following year.

The government capability development grant for the years ended December 31, 2023 and December 31, 2022 is a financial support from the Singapore Government to support the capabilities in development of autonomous and robotic products.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the years ended December 31, 2022 and 2023, our interest expense increased by approximately SGD0.1 million and SGD0.2 million, respectively, mainly due to increases in interest rates. For more details of our bank borrowings, please see the paragraph headed ‘‘Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges and extraordinary expenses. The following table sets forth the breakdown of our other expenses for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	SGD’000	SGD’000	SGD’000

Cost of STICO anti-slip shoes	96	127	56
Bank charges	22	36	24
Exchange loss	-	-	275
Extraordinary expenses(1)	234	145	-
Others(2)	198	237	242
Total	550	545	597

(1)	Extraordinary expenses relate to business advisory and consultation fees with respect to our initial public offering.
(2)	Others mainly consists of gifts and donations, and other miscellaneous expenses.

Other expenses of our Group amounted to approximately SGD0.6 million for the year ended December 31, 2023 compared to SGD0.5 million for the year ended December 31, 2022. Other expenses remained relatively unchanged for the year ended December 31, 2022 as compared to the previous year.

Income tax

During the years ended December 31, 2021, 2022 and 2023, our income tax expense was comprised of our current tax expense and deferred tax for the year. The following table sets forth the breakdown of our income tax for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	SGD’000	SGD’000	SGD’000

Current tax expense	37	289	158
Deferred tax	(37)	(54)	(47)
Total	-	235	111

Pursuant to the rules and regulations of the Cayman Islands and the BVI, our Group is not subject to any income tax in the Cayman Islands and the BVI. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

For the year ended December 31, 2023, our income tax decreased to approximately SGD0.1 million, and our effective tax rate was approximately 17.6%. During the year ended December 31, 2022, our income tax increased to approximately SGD0.2 million and our effective tax rate was approximately 16.5%. Our income tax decreased to nil for the financial year ended December 31, 2021 and was generally in line with the decrease in our profit for the year.

Our Group had no tax obligation arising from any other jurisdiction during the years ended December 31, 2021, 2022 and 2023. During the years ended December 31, 2021, 2022 and 2023, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the year

As a result of the foregoing, our net income for the year amounted to approximately SGD2,000, SGD1.2 million and SGD0.5 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. We have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations, loans from banking facilities and the net proceeds from our initial public offering. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities and other equity and debt financings as and when appropriate.

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2022 and 2023 in SGD and, for 2023, in US$:

	As of December 31,
	2022	2023	2023
	SGD’000	SGD’000	US$’000（1）

Assets
Current assets:
Cash and cash equivalents	6,561	5,089	3,858
Accounts receivable, net	5,635	4,775	3,619
Prepaid expenses and other current assets, net	2,248	2,366	1,793
Deferred financing costs	-	356	270
Inventory	11,892	14,073	10,667
Total current assets	26,336	26,659	20,207

Financial instrument	245	245	186
Property, plant and equipment, net	8,818	8,515	6,454
Deferred tax assets, net	66	74	56
Total non-current assets	9,129	8,834	6,696
TOTAL ASSETS	35,465	35,493	26,903

Liabilities
Current liabilities:
Bank loans – current	5,457	4,241	3,215
Lease payable – current	280	300	227
Accounts payable, accruals, and other current liabilities	2,664	2,085	1,580
Warranty liabilities	22	22	17
Income taxes payable	319	149	113
Contract liabilities	4,319	6,960	5,276
Loan from controlling shareholder	741	-	-
Total current liabilities	13,802	13,757	10,428

Bank loans – non-current	3,976	3,740	2,835
Lease payable – non-current	1,406	1,283	973
Total non-current liabilities	5,382	5,023	3,808

TOTAL LIABILITIES	19,184	18,780	14,236

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$ 0.003 par value per share; 33,333,333 authorized as of December 31, 2022 and 2023; 5,006,666 shares issued and outstanding as of December 31, 2022 and 2023 *	20	20	15
Additional paid-in capital	15,686	15,686	11,890
Treasury shares (9,952 acquired as of December 31, 2023)	-	(18)	(14)
Retained earnings	607	1,126	853
Accumulated other comprehensive loss	(32)	(101)	(77)
Total shareholders’ equity	16,281	16,713	12,667

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,465	35,493	26,903

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the audited consolidated financial statements

(1)	Calculated at the rate of US$0.7580 = SGD1, as set forth in the statistical release of the Federal Reserve System on December 29, 2023.

As of December 31, 2023, we had positive working capital of approximately SGD12.9 million (US$9.8 million), total assets of approximately SGD35.5 million (US$26.9 million), total liabilities of approximately SGD18.8 million (US$14.2 million) and shareholders’ equity of approximately SGD16.7 million (US$12.7 million).

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	US$’000

Cash and cash equivalents at beginning of the year	550	1,108	6,561	4,973

Net cash generated from/(used in) operating activities	3,373	(5,239)	1,375	1,044
Net cash used in investing activities	(717)	(797)	(211)	(160)
Net cash (used in)/generated from financing activities	(2,082)	11,487	(2,567)	(1,947)
Foreign currency effect	(16)	2	(69)	(52)
Net change in cash and cash equivalents	558	5,453	(1,472)	(1,115)
Cash and cash equivalents at end of the year	1,108	6,561	5,089	3,858

Cash flows from operating activities

During the years ended December 31, 2021, 2022 and 2023, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, sub-contracting fees, staff costs and administrative expenses.

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

For the year ended December 31, 2021, our net cash generated from operating activities was approximately SGD3.4 million, which primarily reflected our profit before tax of approximately SGD2,000, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.6 million; and (ii) the decrease in accounts receivable of approximately SGD5.5 million. The effect of these factors was partially mitigated by (i) the increase in inventories of approximately SGD1.2 million; and (ii) the decrease in accounts payable, accruals and other current liabilities of approximately SGD1.5 million.

For the year ended December 31, 2022, our net cash used in operating activities was approximately SGD5.2 million, which primarily reflected our net income of approximately SGD1.2 million, as adjusted positively by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.7 million; and (ii) the increase in accounts payable, accruals and other current liabilities of approximately SGD4.7 million. The effect of these factors was offset by (i) the increase in accounts receivable of approximately SGD2.5 million; and (ii) the increase in inventories of approximately SGD9.3 million, which was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues and increased orders for 2023.

For the year ended December 31, 2023, our net cash generated from operating activities was approximately SGD1.7 million, which primarily reflected our net income of approximately SGD0.5 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.7 million, (ii) the increase in contract liabilities of approximately SGD2.6 million, and (iii) the decrease in accounts receivable of approximately SGD0.8 million. The effect of these adjustments was offset by the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.8 million, the increase in inventories of approximately SGD2.2 million and repayment of lease liabilities of approximately SGD0.3 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of (i) the proceeds from disposal of property, plant and equipment; and (ii) the purchase of property, plant and equipment.

For the year ended December 31, 2021, our net cash used in investing activities was approximately SGD0.7 million, primarily due to the purchase of property, plant and equipment of approximately SGD0.8 million for replacement of obsolete equipment and partially offset by the proceeds from disposal of plant and equipment of approximately SGD0.1 million.

For the year ended December 31, 2022, our net cash used in investing activities was approximately SGD0.8 million, primarily due to the purchase of property, plant and equipment of approximately SGD0.8 million for replacement of obsolete equipment.

For the year ended December 31, 2023, our net cash used in investing activities was approximately SGD0.2 million, primarily due to the purchase of property, plant and equipment of approximately SGD0.2 million to increase our operating capacity.

Cash flows from financing activities

Our cash flows (used in)/generated from financing activities primarily consists of proceeds from and repayment of bank loans and controlling shareholder loans, dividends paid, proceeds from the issuance of shares, placement of deposit with escrow agent and payment of deferred financing costs.

For the year ended December 31, 2021, our Group recorded net cash used in financing activities of approximately SGD2.1 million, which was mainly attributable to (i) dividends paid of SGD2.9 million, (ii) net repayment of bank loans of approximately SGD0.3 million; and (iii) payment of deferred financing costs of approximately SGD0.4 million while partially mitigated by the cash inflow from the proceeds from a controlling shareholder loan of SGD1.5 million.

For the year ended December 31, 2022, our Group recorded net cash generated from financing activities of approximately SGD11.5 million, which was mainly attributable to the net proceeds from the issuance of Ordinary Shares of approximately SGD14.9 million; and partially offset by (i) the placement of a deposit with an escrow agent of approximately SGD0.8 million as a result of our initial public offering; (ii) the payment of deferred financing costs of approximately SGD1.5 million; (iii) the repayment of bank loans of approximately SGD0.3 million; and (iv) the repayment of controlling shareholder loans of approximately SGD0.8 million.

For the year ended December 31, 2023, our Group recorded net cash used in financing activities of approximately SGD2.9 million, which was mainly attributable to the repayment of bank loans of approximately SGD1.7 million, repayment of a controlling shareholder loan of SGD0.7 million and payment of deferred financing costs of $0.4 million.

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

Accounts receivable

Our accounts receivable, net, decreased from approximately SGD5.6 million as of December 31, 2022 to approximately SGD4.8 million as of December 31, 2023. The decrease was primarily attributable to a decrease in sales during the year ended December 31, 2023.

We did not charge any interest on, or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 days to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 days to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2022	2023
	SGD’000	SGD’000

Within 30 days	3,094	3,923
Between 31 and 60 days	1,683	758
Between 61 and 90 days	270	38
More than 90 days	588	56
Total accounts receivable, net	5,635	4,775

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2022	2023
	SGD’000	SGD’000

Opening balance	34	34
(Reversal)/provision of loss allowance	-	(11)
Closing balance	34	23

We have a policy for determining the allowance for impairment based on the evaluation of collectability and ageing analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each customer and the current market condition.

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

The following table sets forth our average accounts receivable turnover days for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023

Average accounts receivable turnover days(1)	86.7	96.7

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days were approximately 86.7 days and 96.7 days for the years ended December 31, 2022 and 2023, respectively. The increase in average accounts receivable turnover days for the year ended December 31, 2023 was mainly due to slower payment term from certain major customers. During the years ended December 31, 2022 and 2023, the credit term offered to our major customers ranged from 30 days to 90 days. For details of the credit terms of our top five customers for the years ended December 31, 2022 and 2023, please refer to the section headed ‘‘Business – Our Customers’’ in this Annual Report.

During the years ended December 31, 2022 and 2023, accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review on each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Although there was improvement in the average accounts receivable turnover days for the year ended December 31, 2023, considering the increase in the balance of accounts receivable as of December 31, 2022, we have further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable. For details of the background of our top five customers for the years ended December 31, 2022 and 2023, please refer to the section headed ‘‘Business – Our Customers’’ in this Annual Report.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers and prepaid of operating expenses. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31,
	2022	2023
	SGD’000	SGD’000

Other receivables	58	241
Deposits	39	47
Prepayments	2,151	2,078
Total	2,248	2,366

Our total other receivables, deposits and prepayments increased from approximately SGD2.2 million as of December 31, 2022 to approximately SGD2.4 million as of December 31, 2023, primarily attributable to an increase in other receivables by SGD0.2 million offset by a reduction in prepayments of SGD0.1 million.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31,
	2022	2023
	SGD’000	SGD’000
Raw materials	9,065	10,136
Work-in-progress	2,078	3,062
Finished goods	749	875
	11,892	14,073

The following table sets forth our average inventory turnover days for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
Average inventory turnover days(1)	122.0	346.7

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year divided by cost of purchases for the respective year and multiplied the number of days in the respective year.

The increase in inventories of approximately SGD2.2 million and average turnover period was primarily the result of purchasing more raw materials in anticipation of slower delivery times due to supply chain issues, increased orders received for precision cleaning systems and the extension of the delivery schedule for certain projects by a major customer to 2024 and 2026. There is no obsolete inventory identified as of December 31, 2023.

Accounts payable, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 15 days to 90 days. Our accounts payable decreased from approximately SGD1.8 million as of December 31, 2022 to approximately SGD1.4 million as of December 31, 2023.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31,
	2022	2023
	SGD’000	SGD’000

Within 30 days	1,199	1,314
Between 31 and 60 days	557	82
Between 61 and 90 days	6	-
More than 90 days	19	-
Total	1,781	1,396

The following table sets forth our average accounts payable turnover days for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
Average accounts payable turnover days(1)	50.0	42.4

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year divided by cost of revenues for the respective year and multiplied the number of days in the respective year.

Our average accounts payable turnover days remained relatively within credit term and amounted to approximately 42.4 days for the year ended December 31, 2023.

As of December 31, 2023, our accounts payable as of December 31, 2022 have been fully settled.

Our Group did not have any material default in payment of accounts payable during the years ended December 31, 2022 and 2023.

Accruals

Accruals mainly represented expenses related to our listing of our Ordinary Shares, salaries and bonus. As of December 31, 2022, our Group’s accruals amounted to approximately SGD0.8 million. Our Group’s accruals decreased to approximately SGD0.7 million as of December 31, 2023 primarily attributable to the lower accrual of incentive bonuses of approximately SGD0.1 million and professional fees of approximately SGD0.1 million.

Our Group did not have any material default in payment of other payables during the years ended December 31, 2022 and 2023.

Contract liabilities

Our contract liabilities represent the sales deposits and installments received during the year in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to approximately SGD4.3 million and SGD7.0 million as of December 31, 2022 and 2023, respectively.

Bank indebtedness

As of December 31, 2022, our bank indebtedness equaled an aggregate of SGD9.4 million of which SGD9.2 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.2 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD5.5 million of our bank indebtedness constitutes current liability and S3.9 million constitutes non-current liability.

As of December 31, 2023, our bank indebtedness equaled an aggregate of SGD8.0 million, of which SGD7.8 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD4.2 million of our bank indebtedness constitutes current liability and SGD3.8 million constitutes non-current liability.

Warranty liabilities

Our warranty liabilities during the years ended December 31, 2022 and 2023 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2022 and 2023, our Group recorded warranty liabilities of approximately SGD22 thousand and SGD22 thousand, respectively.

Income taxes payable

Our income taxes payable as of December 31, 2022 were SGD0.3 million and SGD0.1 million as of December 31, 2023. The decrease in income taxes payable as of December 31, 2023 was mainly due to lower taxable income.

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the years ended December 31, 2022 and 2023 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment, which are owned by our Group.

Commitments

Capital commitments

As of December 31, 2022 and 2023, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2022 and 2023 mainly related to replacement of obsolete equipment. For the years ended December 31, 2022 and 2023, our capital expenditures in relation to property, plant and equipment were approximately SGD0.8 million and SGD0.2 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the years ended December 31, 2022 and 2023.

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

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021, 2022 and 2023 were 2.3%, 6.1% and 4.8%, respectively. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore in the future.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in SGD. All of our assets are denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and SGD. If the SGD depreciates against the U.S. dollar, the value of our SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s Board of Directors, executive officers and key personnel as of the date of this Annual Report are as set forth in the below table.

Name	Age	Title

Executive Officers and Directors:

Hong Bee Yin	52	Chairman, Executive Director and Chief Executive Officer
Long Jia Kwang	46	Executive Director and Chief Financial Officer

Independent Non-executive Directors:

Singh Karmjit	77	Independent Non-executive Director
Tay Jingyan, Gerald	36	Independent Non-executive Director
Khoo Su Nee, Joanne	50	Independent Non-executive Director

Key Personnel:

Zhao Liang	42	Head of design department
Wui Chin Hou	51	Field operations manager

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

Since commencing her start-up business, JCS, in November 1999, Ms. Hong has accumulated more than 21 years of operational experience in providing cleaning solutions for the cleaning industry. Prior to forming our Group, Ms. Hong worked at JLW Property Consultants Pte Ltd. from June 1993 to June 1998 with her last position as assistant manager (Industrial Department). From June 1998 to approximately September 1999, she worked at JCS Automation Pte Ltd. (now known as JCS Biotech Pte. Ltd.) as marketing manager.

Ms. Hong obtained a Diploma in Electronic and Computer Engineering from Ngee Ann Polytechnic, Singapore in August 1993. She also completed the Tsinghua SEM Indonesia-Singapore Executive Program and SPRING CEO Leadership Circle Program in May 2014 and November 2016, respectively. Ms. Hong was appointed as the deputy chairman of Singapore Precision Engineering and Technology Association from April 2017 to April 2019, and she has been appointed as the chairman from April 2019 to April 2025.

Mr. Long Jia Kwang joined our Group as financial controller in December 2014 and was appointed as our Executive Director and Chief Financial Officer on March 5, 2020. Mr. Long is primarily responsible for managing accounting and finance, human resources and administrative functions of our Group.

Mr. Long has over 21 years of experience in auditing, accounting and financial management. Prior to joining our Group, Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore with his last position being senior manager. Since November 2023, he has also served as an independent non-executive director of Davis Commodities Limited (a company listed on the Nasdaq Stock Market (stock code: DTCK)).

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

Ms. Khoo has over 27 years of experience in corporate finance and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)). Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX: BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited, formerly known as Netccentric Limited (a company listed on The Australian Securities Exchange (stock code: ASX: XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC). Since February 2024, she has also served as an independent non-executive director of Ryde Group Ltd (a company listed on the NYSE American (stock code: NYSE AMERICAN:RYDE).

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

Mr. Singh has over 46 years of experience in business management. From 1974 to 1998, Mr. Singh worked at Singapore Airlines Limited serving in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr. Singh joined SATS Ltd. in July 1998 as the chief executive of SATS Airport Services Pte Ltd. and then became the chief operating officer of SATS Ltd. in July 2004 overseeing the ground handling and inflight catering operation of the SATS group of companies until his retirement in September 2009. He then became the consultant to the president and chief executive officer of SATS Ltd. from October 2009 until September 2010.

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

Mr. Tay has over 19 years of experience in business management and financial advisory services. Since October 2014, Mr. Tay has been the group chief executive officer of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. Mr. Tay worked with TPS Group Alliance as an associate from January 2005 until his promotion as the chief executive officer. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Corporation Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

Mr. Tay obtained a Bachelor of Arts degree in Communication from the University at Buffalo, The State University of New York in February 2012.

Key Personnel

Mr. Zhao Liang joined our Group as the head of the design department in October 2010 and is mainly responsible for leading the design of the mechanical and process aspects of cleaning systems and other equipment.

Mr. Zhao has over 15 years of experience in engineering and mechanical design. From February 2006 to September 2010, Mr. Zhao worked in JCS Automation Pte Ltd. with his last position as the head of the design department.

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

Mr. Wui has over 25 years of experience in production management. Prior to joining our Group, Mr. Wui worked at Mitsubishi Chemical Infonics Pte Ltd. from January 1996 to September 2008 with his last position as a production supervisor. From September 2008 to September 2016, Mr. Wui worked at Armstrong Industrial Corporation Limited with his last position as an assistant production manager.

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

Audit committee

Ms. Khoo, Mr. Singh and Mr. Tay will serve on the audit committee, which will be chaired by Ms. Khoo. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Khoo as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly/semi-annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules, if and when required;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	Continuously engaging in the review for any potential cybersecurity risks as part of the Company’s overall risk management program; and

●	reviewing earnings releases.

April 26, 2024, our Board of Directors approved an amendment to the audit committee charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further resolved that the audit committee will have full authority and power to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the audit committee to: (i) understand the economic drivers and impact of cyber-risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Item 16K included in this Annual Report on Form 20-F for the year ended December 31, 2023.

Compensation committee

Mr. Tay, Ms. Khoo and Mr. Singh will serve on the compensation committee, which will be chaired by Mr. Tay. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation,: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s current and former executive officers in the event of a restatement of the Company’s financial statements for any fiscal year;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Effective December 1, 2023, our Board of Directors amended the compensation committee charter (the “Compensation Committee Charter”) so as to include a compensation recovery policy (the “Compensation Recovery Policy”) and to give the compensation committee full authority and power to implement that policy. The Compensation Committee Charter provides the members of the compensation committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The compensation committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with federal securities laws, including the disclosure required in the applicable Securities and Exchange Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to this Annual Report.

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

Compensation

For the year ended December 31, 2023, we paid an aggregate of SGD952,000 as compensation to our directors, our executive officers and our key employees.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the year ended December 31, 2022 and 2023 other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated SGD63,000 and SGD68,000 for officers and directors.

Compensation Recovery Policy

As required by the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act, and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective December 1, 2023. In the event of a restatement of the Company’s financial statements, the Compensation Recovery Policy requires the Company to recover the incremental portion of any incentive-based compensation received by any current or former executive officer of the Company that was in excess of the amount the officer would have received had his or her incentive compensation been determined based on the restated financial statements. Events requiring a restatement of financial statements include the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

During and after the last completed fiscal year, the Company was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the registrant’s Compensation Recovery Policy.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to this Annual Report.

Employment Agreements with Executive Directors

Employment Agreement with Hong Bee Yin

Effective as of January 1, 2014, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as Executive Director of JCS-Echigo Pte Ltd. The agreement provides for an annual base salary of SGD300,000 and annual base director fee of SGD24,000, which amount may be adjusted from time to time in the discretion of the Company. Under the terms of the agreement, Ms. Hong is entitled to receive an annual cash bonus in the amount of SGD500,000 for any year in which the Company’s net profit, after tax, (inclusive of any amounts payable or to be set aside for all bonuses) equals at least SGD5 million, together with such additional bonus as may be agreed from time to time with the Company. Ms. Hong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Company’s intellectual property. Effective as of March 5, 2020, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as an Executive Director, Chairman and Chief Executive Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$6,000. The other terms stated herein remain unchanged. The aggregate compensation paid to Ms. Hong for the year ended December 31, 2023 were US$352,286.

Employment Agreement with Long Jia Kwang

We entered into an employment agreement dated September 5, 2014 with Long Jia Kwang pursuant to which he was employed as Financial Controller for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of SGD9,750, plus a transportation allowance of SGD750 per month. These amounts may be adjusted from time to time. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Long to any position compatible with that of Financial Controller or to any of the companies in our Group. Under the terms of the agreement, Mr. Long’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice. Effective as of March 5, 2020, we entered into an employment agreement with Long Jia Kwang pursuant to which he was employed as an Executive Director and Chief Financial Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$4,000. The other terms stated herein remain unchanged. The aggregate compensation paid to Mr. Long for the year ended December 31, 2023 was US$162,191.

Independent Non-Executive Directors’ Agreements

Each of our independent Non-executive Directors has entered into a Director’s Agreement with the Company and where relevant, a subsidiary. The terms and conditions of such Directors’ Agreements are similar in all material aspects, save for the director’s fees. Each Director’s Agreement is for an initial term of one year and will continue until the independent Non-executive Director’s successor is duly elected and qualified. Each independent Non-executive Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any such Director’s Agreement may be terminated for any or no reason by the independent Non-executive Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Other than as disclosed above, none of our independent Non-executive Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

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

Employees

As of the end of 2023, we employed a total of 103 persons, 54 of whom are employed by JCS-Echigo and 49 of which are employed by Hygiea. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of December 31, 2023 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned		Percent of Class(1)
Named Executive Officers and Directors:
Hong Bee Yin(2)	3,200,000		64%
Long Jia Kwang	-		-%
Karmjit Singh	-		-%
Tay Jingyan, Gerald	-		-%
Khoo Su Nee, Joanne	-		-%

All executive officers and Directors as a group (5 persons)	3,200,000	(1)	64%

5% Shareholders:
JE Cleantech Global Limited	3,200,000		64%

(1) Based on 5,006,666 shares outstanding as of the date of this Annual Report.

(2) Represents shares held by JE Cleantech Global Limited, a company directly owned as to 100.00% by Ms. Hong.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2021, 2022 and 2023, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singapore law.

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD 2.9 million (approximately US$2.1 million) payable in cash to its shareholders-JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$0.3 million was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to approximately SGD 1.4 million (approximately US$ 1.1 million) for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s ordinary shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of SGD 1.0 million (approximately US$ 0.7 million) to be used for the same purposes. The total amount of the revolving loan facility of approximately SGD 2.4 million (approximately US$ 1.8 million) from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of SGD 1.5 million (approximately US$ 1.2 million) and SGD 0.6 million (approximately US$ 0.5 million), respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial year ended December 31, 2022 and 2023, the Company made a repayment of SGD 1.4 million (approximately US$ 1.1 million) and SGD 0.7 million (approximately US$ 0.6 million), respectively, to Ms. Hong Bee Yin. As of December 31, 2023, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2021, 2022 and 2023.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 22, 2022 under the symbol “JCSE.” Subsequent to the effective date of the Share Consolidation, our CUSIP number for our Ordinary Shares changed to G50875 205.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10. Additional Information

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands. Our affairs are governed by our Amended Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$100,000 divided into 33,333,333.33 Ordinary Shares, par value US$0.003 each.

The following are summaries of certain material provisions of our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association and of the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on Nasdaq hold an annual general meeting of shareholders. In addition, our Articles of Association allow directors to call special meetings of shareholders pursuant to the procedures set forth in our Articles.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Material Contracts

Our other material contracts, other than those entered into in the ordinary course of business, are described in Item 4 and Item 6, or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the year ended December 31, 2023.

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

Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets, including goodwill, and taking into account the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were denominated in United States dollars during the years ended December 31, 2021, 2022 and 2023. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2023, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the years ended December 31, 2022 and 2023:

	Year Ended December 31, 2022		Year Ended December 31, 2023
Audit Fees	US$	100,000	US$	128,000
Audit Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-
Total	US$	100,000	US$	128,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants

Not applicable

Item 16G. Corporate Governance

Not applicable

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

Item 16K. Cybersecurity

The Company has adopted a cybersecurity risk policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2023.

Our criteria for determining the materiality of cybersecurity incidents includes assessing potential or actual financial impacts, reputational damage, and operational disruptions. In the event of a cybersecurity incident, all material and known facts would be recorded, including their nature, scope, and financial implications; and Form 6-K filings required in relation to any material cybersecurity incident would be prepared and timely filed (with any reasons for delayed disclosures being documented in writing). The Company believes these steps will help ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

In the event of a cybersecurity concern or event, our incident response approach would have our Chief Financial Officer report to our Audit Committee and full Board of Directors, as well as legal counsel.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JE Cleantech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California April 30, 2024

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	SGD’000	SGD’000	US$’000
			(Note 2(e))
Assets
Current assets:
Cash and cash equivalents	6,561	5,089	3,858
Accounts receivable, net	5,635	4,775	3,619
Prepaid expenses and other current assets, net	2,248	2,366	1,793
Deferred financing costs	-	356	270
Inventory	11,892	14,073	10,667
Total current assets	26,336	26,659	20,207

Financial instrument	245	245	186
Property, plant and equipment, net	8,818	8,515	6,454
Deferred tax assets, net	66	74	56
Total non-current assets	9,129	8,834	6,696
TOTAL ASSETS	35,465	35,493	26,903

Liabilities
Current liabilities:
Bank loans - current	5,457	4,241	3,215
Lease payable - current	280	300	227
Accounts payable, accruals, and other current liabilities	2,664	2,085	1,580
Warranty liabilities	22	22	17
Income taxes payable	319	149	113
Contract liabilities	4,319	6,960	5,276
Loan from controlling shareholder	741	-	-
Total current liabilities	13,802	13,757	10,428

Bank loans – non-current	3,976	3,740	2,835
Lease payable – non-current	1,406	1,283	973
Total non-current liabilities	5,382	5,023	3,808

TOTAL LIABILITIES	19,184	18,780	14,236

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$ 0.003 par value per share; 33,333,333 authorized as of December 31, 2022 and 2023; 5,006,666 shares issued and outstanding as of December 31, 2022 and 2023 *	20	20	15
Additional paid-in capital	15,686	15,686	11,890
Treasury shares (9,952 acquired as of December 31, 2023)	-	(18)	(14)
Retained earnings	607	1,126	853
Accumulated other comprehensive loss	(32)	(101)	(77)
Total shareholders’ equity	16,281	16,713	12,667

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,465	35,493	26,903

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Revenues	14,764	18,631	18,032	13,668
Cost of revenues	(12,416)	(13,503)	(13,666)	(10,359)
Gross profit	2,348	5,128	4,366	3,309

Operating expenses:
Selling and marketing expenses	(22)	(27)	(53)	(40)
General and administrative expenses	(2,267)	(3,337)	(3,303)	(2,504)
Total operating expenses	(2,289)	(3,364)	(3,356)	(2,544)

Income from operations	59	1,764	1,010	765

Other income (loss):
Other income	707	542	728	552
Interest expense	(217)	(336)	(511)	(387)
Other expense	(550)	(545)	(597)	(453)
Change in fair value in financial instrument	3	2	-	-
Total other loss	(57)	(337)	(380)	(288)

Income before tax expense	2	1,427	630	477
Income tax expense	-	(235)	(111)	(84)
Net income	2	1,192	519	393
Other comprehensive income
Foreign currency translation gain/ (loss), net	(24)	2	(69)	(52)
Total comprehensive income (loss)	(22)	1,194	450	341

Net income per share attributable to ordinary shareholders
Basic and diluted *	0.00	0.25	0.10	0.08
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted *	4,000,000	4,697,772	5,006,666	5,006,666

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Treasury Shares		Accumulated
	No. of shares *	Amount	Additional paid-in capital	No. of shares	Treasury shares	Other Comprehensive loss	Retained earnings/(deficit)	Total stockholders’ equity
		SGD’000	SGD’000		SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2021	4,000,000	16	3,626	-	-	(10)	2,313	5,945
Net income	-	-	-	-	-	-	2	2
Foreign currency translation adjustment	-	-	-	-	-	(24)	-	(24)
Dividend declared and paid	-	-	-	-	-	-	(2,900)	(2,900)
Balance as of December 31, 2021	4,000,000	16	3,626	-	-	(34)	(585)	3,023
Net income	-	-	-	-	-	-	1,192	1,192
Foreign currency translation adjustment	-	-	-	-	-	2	-	2
Issue of new shares	1,006,666	4	12,060	-	-	-	-	12,064
Balance as of December 31, 2022	5,006,666	20	15,686	-	-	(32)	607	16,281
Net income	-	-	-	-	-	-	519	519
Foreign currency translation adjustment	-	-	-	-	-	(69)	-	(69)
Acquisition of treasury shares	-	-	-	(9,952)	(18)	-	-	(18)
Balance as of December 31, 2023	5,006,666	20	15,686	(9,952)	(18)	(101)	1,126	16,713
Balance as of December 31, 2023 (US$)	5,006,666	15	11,890	(9,952)	(14)	(77)	853	12,667

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Net income	2	1,192	519	393
Adjustment:
Depreciation and amortization	614	672	702	532
(Gain)/Loss on disposal of property, plant and equipment	(71)	36	-	-
Reversal of allowance for expected credit losses	(49)	-	(11)	(8)
Change in fair value of financial instruments	(3)	(2)	-	-
Changes in operating assets:
Increase in inventories	(1,177)	(9,335)	(2,181)	(1,653)
Decrease/(increase) of accounts receivable	5,537	(2,495)	753	571
Increase/(decrease) of accounts payable, accruals and other current liabilities	(1,480)	374	(757)	(573)
Increase of contract liabilities	-	4,319	2,641	2,002
Repayment of lease liabilities	-	-	(291)	(220)

Cash provided by/(used in) operating activities	3,373	(5,239)	1,375	1,044

Proceeds from disposal of property, plant and equipment	71	20	-	-
Purchase of property, plant and equipment	(788)	(817)	(211)	(160)

Cash used in investing activities	(717)	(797)	(211)	(160)

Proceeds from bank loans	1,750	-	250	189
Net proceeds from/(repayment of) controlling shareholder loan	1,523	(782)	(741)	(562)
Repayment of bank loans	(2,094)	(312)	(1,702)	(1,290)
Dividends paid	(2,900)	-	-	-
Proceeds from issuance of shares	-	14,931	-	-
Acquisition of treasury shares	-	-	(18)	(14)
Placement of escrowed funds with escrow agent	-	(804)	-	-
Payment of deferred financing costs	(361)	(1,546)	(356)	(270)
Cash (used in)/provided by financing activities	(2,082)	11,487	(2,567)	(1,947)
Foreign currency effect	(16)	2	(69)	(52)
Net change in cash and cash equivalents	558	5,453	(1,472)	(1,115)

Cash and cash equivalents as of beginning of the year	550	1,108	6,561	4,973
Cash and cash equivalents as of the end of the year	1,108	6,561	5,089	3,858
Net decrease in cash	558	5,453	(1,472)	(1,115)

Supplementary Cash Flows Information
Cash paid for interest	217	317	511	387
Cash paid for taxes	531	-	289	219

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 29, 2019, JE Cleantech Holdings Limited (the “Company”) was incorporated in the Cayman Islands, as an investment holding company. The Company conducts its primary operations through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1.) by JCS-Echigo Pte. Ltd. (“JCS-Echigo”) which is principally engaged in the manufacture and sale of cleaning systems, related cleaning equipment, equipment parts and components, and 2.) Hygieia Warewashing Pte. Ltd. (“Hygieia”) which is principally engaged in the provision of centralized dishwashing and ancillary services. The Company holds JCS-Echigo via its wholly owned subsidiary JE Cleantech International Ltd (“JEC International”), a company that is incorporated and domiciled in the British Virgin Islands; Hygenia is a wholly owned subsidiary of the JCS-Echigo. JCS-Echigo wholly owns Evoluxe Pte. Ltd (“Evoluxe”) which is also incorporated and domiciled in Singapore, which, as of the date of the report, is dormant. The Company is headquartered in Singapore and conducts its operations domestically.

The Company and its subsidiaries are in the table as follows:

Percentage of effective ownership
		December 31,
Name	Date of Incorporation	2022	2023	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

The accompanying consolidated financial statements are presented assuming that the Company was an existence at the beginning of the first period presented.

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

(e) Foreign currency translation and transaction and Convenience translation

The accompanying consolidated financial statements are presented in the Singaporean dollar (“SGD”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary JEC International are the US$, respectively. JCS-Echigo, Hygieia, and Evoluxe use the Singaporean dollar as their functional currencies.

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

The value of foreign currencies including, the US Dollar, may fluctuate against the Singaporean Dollar. Any significant variations of the aforementioned currencies relative to the Singaporean Dollar may materially affect the Company’s financial condition in terms of reporting in SGD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2022	2023
SGD to US$ Year End	0.7460	0.7580
SGD to US$ Average Rate	0.7259	0.7447

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from SGD into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7580 = SGD 1, as set forth in the statistical release of the Federal Reserve System on December 29, 2023.

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

(i) Restricted cash

Restricted cash are bank deposits that are pledge to the bank as security for outstanding loans and bank borrowings. The carrying amount for restricted cash was Nil as of December 31, 2022 and 2023, respectively.

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

(k) Prepaid expenses and other current assets, net

Prepaid expenses and other current asset, net mainly represents advances made to suppliers and prepaid of operating expenses.

(l) Inventories

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

(m) Property, plant and equipment, net

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

(n) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2022 and 2023.

(o) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(p) Commitments and contingencies

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

(q) Treasury shares

Share repurchases are accounted for under ASC 505-30, which requires them be recorded and shown separately as a reduction to shareholders’ equity.

(r) Revenue recognition

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

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

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

(s) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs and production overhead.

(t) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(u) General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(v) Operating leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(w) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021, 2022 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(x) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(y) Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Accounts receivable	5,669	4,798	3,637
Less: allowance for expected credit losses	(34)	(23)	(18)
Accounts receivable, net	5,635	4,775	3,619

The movements in the allowance for expected credit losses for the years ended December 31, 2022 and 2023 were as follows:

	2022	2023	2023
	SGD’000	SGD’000	USD’000
Balance at beginning of the year	34	34	26
Additions	-	-	-
Reversal	-	(11)	(8)
Balance at end of the year	34	23	18

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for expected credit losses, based on the invoice date is as follows:

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Within 30 days	3,094	3,923	2,974
Between 31 and 60 days	1,683	758	575
Between 61 and 90 days	270	38	29
More than 90 days	588	56	41
Accounts receivable, net	5,635	4,775	3,619

4. INVENTORY

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Raw materials	9,065	10,136	7,683
Work-in-progress	2,078	3,062	2,321
Finished goods	749	875	663
Total inventory	11,892	14,073	10,667

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

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	2022	2023	2023
	SGD’000	SGD’000	USD’000
As of January 1,	243	245	186
Change in fair value recognized in profit or loss	2	-	-
As of December 31,	245	245	186

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Leasehold buildings	7,523	7,523	5,702
Right-of-use assets	2,603	2,592	1,965
Plant and machinery	5,707	4,535	3,438
Furniture and fittings	3,147	2,724	2,065
Subtotal	18,980	17,374	13,170
Less: accumulated depreciation	(10,162)	(8,859)	(6,716)
Property, plant and equipment, net	8,818	8,515	6,454

Depreciation expense was approximately SGD672 thousand and SGD702 thousand (US$532 thousand) for the years ended December 31, 2022 and 2023 respectively.

Leasehold buildings are pledged with a bank to secure bank loans (Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore, certain plant and machinery, furniture and fittings and motor vehicles under a number of leases.

The Company recognized operating lease ROU assets and lease liabilities as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	SGD’000	SGD’000	USD’000
Operating lease ROU asset	1,448	1,843	1,397

	December 31, 2022	December 31, 2023	December 31, 2023
	SGD’000	SGD’000	USD’000
Operating lease liabilities
Current portion	280	300	227
Non-current portion	1,406	1,283	973
Total	1,686	1,583	1,200

The operating lease ROU asset with carrying amount of SGD676 thousand and SGD804 thousand (US$609 thousand) are pledged with a bank to secure bank loans (Note 9) as of December 31, 2022 and 2023 respectively.

As of December 31, 2023, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000	USD’000
2024	300	227
2025	294	223
2026	232	176
2027	91	69
2028	28	21
Thereafter	638	484
Total	1,583	1,200

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2023:

Weighted average discount rate	4.45%
Weighted average remaining lease term (years)	12

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2022, deferred offering costs has been offset against the offering proceeds at the closing of the IPO. As of December 31, 2023, the Company capitalized SGD356 thousand (US$270 thousand) of deferred offering costs relating to an offering exercise.

9. BANK LOANS

The bank loans as of December 31, 2022 and 2023 are set out below:

Bank loans	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						SGD’000
Secured floating rate bank loans	SGD	2022 - 2028	SIBOR+1.25% to +1.5%	NIL		9,269
	US$	2029	London Inter Bank Offer Rate +1.25%	NIL		164
Balance as of December 31, 2022					3,430	9,433

Secured floating rate bank loans	SGD	2023 - 2028	SIBOR+1.25% to +1.5%	NIL		7,841
	US$	2029	London Inter Bank Offer Rate +1.25%	NIL		140
Balance as of December 31, 2023					3,430	7,981
Balance as of December 31, 2023 (US$)					2,600	6,050

Other than directors’ personal guarantee, the bank loans are secured by corporate guarantee provided the Company, financial instrument (Note 5), leasehold buildings (Note 6) and operating lease ROU asset (Note 7).

Bank loans	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	SGD’000
Secured floating rate bank loans	9,269	5,437	194	180	180	180	3,098
	164	24	24	24	24	24	44
Balance as of December 31, 2022	9,433	5,461	218	204	204	204	3,142

	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
	SGD’000
Secured floating rate bank loans	7,841	4,218	180	180	180	180	2,903
	140	23	23	23	23	23	25
Balance as of December 31, 2023	7,981	4,241	203	203	203	203	2,928
Balance as of December 31, 2023 (US$)	6,050	3,215	153	153	153	153	2,226

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Accounts payable	1,781	1,396	1,058
Payroll payable	600	507	384
Payable to other services	228	29	22
Deposits	-	6	5
Others	55	147	111
Total	2,664	2,085	1,580

11. WARRANTY LIABILITIES

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
As of January 1,	22	22	17
Additional accrual	6	37	28
Utilized	(6)	(37)	(28)
As of December 31,	22	22	17

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to the advance consideration received from customers.

Movement in contract liabilities:

	2022	2023	2023
	SGD’000	SGD’000	USD’000
As of January 1,	-	4,319	3,274
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	-	(140)	(106)
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year in respect of machines still under production	4,319	2,781	2,108

As of December 31,	4,319	6,960	5,276

13. LOAN FROM CONTROLLING SHAREHOLDER

The amount of loan from controlling shareholder is non-trade, unsecured, interest-free and repayable on demand. The amount has been fully repaid by the Company during the year ended December 31, 2023.

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Deferred tax assets	66	74	56
Deferred tax liabilities	-	-	-
	66	74	56

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000

As of January 1, 2021	(193)	5	163	(25)
Recognized in statements of income	37	-	-	37
As of December 31, 2021	(156)	5	163	12
Recognized in statements of income	192	-	(138)	54
As of December 31, 2022	36	5	25	66
Recognized in statements of income	33	-	(25)	8
As of December 31, 2023	69	5	-	74

15. EQUITY

Common shares

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

On October 13, 2023, the authorized share capital of the Company was US$ 100,000 divided into 100,000,000 shares with a par value of US$ 0.001 per share and following the implementation of a reverse share split at a ratio of 1:3, the authorized share capital of the Company will be US$ 100,000 divided into 33,333,333 shares with a par value of US$ 0.003 per share. The Company effected the reverse share split of all issued and outstanding shares of 15,020,000 shares at a ratio of 3:1. As a result of the reverse share split, the Company now have 5,006,666 common shares issued and outstanding as of the date hereof. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

Treasury shares

During the financial year ended December 31, 2023, the Company acquired 9,952 of its own shares at the total purchase consideration of SGD18 thousand (US$14 thousand).

16. REVENUES BY PRODUCT AND GEOGRAPHY

	For the years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	USD’000
Sales of cleaning systems and other equipment	8,975	11,443	10,991	8,331
Provision of centralized dishware washing and general cleaning services	5,636	6,879	6,710	5,086
Leasing of dishware washing equipment	153	309	331	251
Revenue	14,764	18,631	18,032	13,668

The following tables present summary information by product type for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the years ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Revenue	10,991	7,041	18,032	13,668
Gross Profit	3,421	945	4,366	3,309

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	11,443	7,188	18,631
Gross Profit	4,330	798	5,128

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Revenue	8,975	5,789	14,764
Gross Profit	2,090	258	2,348

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	For the years ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Geographical location:
Singapore	6,128	7,041	13,169	9,982
Malaysia	1,018	-	1,018	772
Other countries	3,845	-	3,845	2,914
Revenue	10,991	7,041	18,032	13,668

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	2,946	7,188	10,134
Malaysia	4,264	-	4,264
Other countries	4,233	-	4,233
Revenue	11,443	7,188	18,631

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	651	5,789	6,440
Malaysia	4,877	-	4,877
Other countries	3,447	-	3,447
Revenue	8,975	5,789	14,764

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the years ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Timing of revenue recognition:
Point in time	10,991	-	10,991	8,331
Over time	-	7,041	7,041	5,337
Revenue	10,991	7,041	18,032	13,668

	For the years ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	11,443	-	11,443
Over time	-	7,188	7,188
Revenue	11,443	7,188	18,631

	For the years ended December 31, 2021
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	8,975	-	8,975
Over time	-	5,789	5,789
Revenue	8,975	5,789	14,764

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd. are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiary, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2022: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	USD’000
Income tax:
Current year	-	289	99	75
Under provision of prior years	37	-	20	15
Current Income Tax Expense Benefit	37	289	119	90
Deferred tax:
Current year	(37)	(61)	(47)	(36)
Under provision of prior years	-	7	39	30
Deferred Income Tax Expense Benefit	(37)	(54)	(8)	(6)
Income Tax Expense (Benefit)	-	235	111	84

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2022: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	USD’000
Income before tax expenses:	2	1,427	630	477

Tax at the domestic income tax rate	1	243	107	81
Tax effect of expenses that are not deductible in determining taxable profit	6	27	39	30
Under provision in prior years	37	7	12	9
Tax effect of non-taxable incomes	(44)	(42)	(47)	(36)
Income Tax Expense (Benefit)	-	235	111	84

As of December 31, 2021, 2022 and 2023, the one of the Company’s subsidiaries in Singapore, namely Hygieia Warewashing Pte Ltd had net operating loss carryforwards of approximately SGD751,000, SGD147,000 and Nil, respectively. As of December 31, 2021, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to SGD163,000, SGD25,000 and Nil, respectively, and the Company has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

18. RELATED PARTY TRANSACTIONS

On September 24, 2021, prior to the reorganization and the Company’s initial public offering, the Company declared a dividend of SGD 2.9 million (approximately US$ 2.1 million) payable in cash to its shareholders—JE Cleantech Global Limited, which is wholly-owned by Ms. Hong Bee Yin, the Company’s controlling shareholder, and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$ 1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$ 0.3 million) was paid to Triple Business Limited. On October 5, 2021, the Company entered into a loan facility agreement with Ms. Hong Bee Yin, the Company’s controlling shareholder, for a revolving loan facility of up to SGD 1.4 million (approximately US$ 1.1 million) for general working capital and general corporate purposes, including the payment of expenses related to the Company’s initiative to raise capital through an initial public offering and simultaneous listing of the Company’s ordinary shares on a globally recognized stock exchange. Ms. Hong and the Company entered into a subsequent revolving loan facility on October 6, 2021 in the amount of SGD 1.0 million (approximately US$ 0.7 million) to be used for the same purposes. The total amount of the revolving loan facility of approximately SGD 2.4 million (approximately US$ 1.8 million) from Ms. Hong Bee Yin, the Company’s controlling shareholder, is non-trade, unsecured, interest-free and payable on demand.

During the financial years ended December 31, 2021 and 2022, an amount of SGD 1.5 million (approximately US$ 1.2 million) and SGD 0.6 million (approximately US$ 0.5 million), respectively, were drawn down from the original revolving loan facility made available by Ms. Hong Bee Yin to the Company in 2021. In the financial year ended December 31, 2022 and 2023, the Company made a repayment of SGD 1.4 million (approximately US$ 1.1 million) and SGD 0.7 million (approximately US$ 0.6 million), respectively, to Ms. Hong Bee Yin. As of December 31, 2023, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Other than the above-mentioned disclosure, there were no other significant related party transactions conducted during the years ended December 31, 2021, 2022 and 2023.

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the financial years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	USD’000
Amount of the Company’s revenue
Customer A	4,833	4,094	-*	-*
Customer B	3,188	3,902	3,495	2,649
Customer C	-*	-*	4,372	3,314

*	Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts receivable
Customer A	3,008	334	253
Customer B	853	624	473
Customer C	-**	2,302	1,745

**	Account receivable from relevant customer was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the financial years ended December 31,
	2021	2022	2023	2023
	SGD’000	SGD’000	SGD’000	USD’000
Amount of the Company’s purchase
Supplier A	551	-#	-#	-#
Supplier B	507	-#	-#	-#
Supplier C	-#	-#	1,574	1,193
Supplier D	-#	-#	1,172	888
Supplier E	-#	-#	1,103	836

#	Purchase from relevant supplier was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2022	2023	2023
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts payable
Supplier A	-##	-##	-##
Supplier B	501	-##	-##
Supplier C	-##	141	107

##	Account payable from relevant supplier was less than 10% of the Company’s total accounts payable for the respective year.

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

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2023 through April 30, 2024, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

Item 19. Exhibits

Exhibit List

Exhibit No.	Name

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
2.1	Description of Registered Securities*
4.1	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.3	Banking Facility from United Overseas Bank Limited to JCS-Echigo Pte Ltd (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.4	Loan Facility Agreement between Hong Bee Yin and JE Cleantech Holdings Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.5	Audit Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.6	Amended Audit Committee Charter*
4.7	Nomination Committee Charter (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.8	Compensation Committee Charter (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.9	Amended Compensation Committee Charter*
8.1	List of Subsidiaries of JE Cleantech Holdings Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
11.1	Code of Ethics of the Company (incorporated by reference to Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
11.2	Insider Trading Policy of JE Cleantech Holdings Limited*
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1.*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

102

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JE CLEANTECH HOLDINGS LIMITED

Dated April 30, 2024	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer
and Director

Dated April 30, 2024	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

103