Form 20-F
period 2024-12-31
JE Cleantech Holdings Ltd
filed 2025-05-15
CIK 1905511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

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

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.003	JCSE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:1 None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,306,666 Ordinary Shares, $0.003 par value, at December 31, 2024

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

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section titled “Risk Factors” under Item 3. - “Key Information.”

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

Our aggregate sales generated from our top five customer groups amounted to approximately 68.1%, 66.1% and 70.1% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively. In particular, sales to our largest customer group, which is principally engaged in the manufacture of hard disk drives (“HDD”) and semiconductors, amounted to approximately SGD4.1 million, SGD4.4 million and SGD7.8 million, representing approximately 22.0%, 24.2% and 40.4% of our revenue, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

We derived a significant portion of our revenue from our largest customer group during the years ended December 31, 2022, 2023 and 2024. Our sales to that customer group amounted to approximately SGD4.1 million, SGD4.4 million and SGD7.8 million for the years ended December 31, 2022, 2023 and 2024, respectively, which accounted for approximately 22.0%, 24.2% and 40.4% of our total revenue for those years. We expect that this customer group will continue to account for a significant portion of our total revenue for a considerable period of time if we cannot expand our customer base and our geographical coverage. There is no assurance that we will be able to maintain the same or achieve even higher sales amounts to that customer group. Our sales to such customer group will be affected by the results of operations of the companies within that group, which may in turn be affected by many factors such as global and/or regional political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime, demand for their products and implementation of sales and marketing strategies for their products. If the companies within our largest customer group are unable to launch their marketing plans for their products successfully, or if there is any material and adverse change in political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime or if the demand for their products weakens materially, and if we are unable to develop new customers and secure purchase orders of comparable size or under substantially the same terms, our business, financial condition, results of operations and prospects may be materially and adversely affected. Further, if we fail to achieve more diversified income or reduce our reliance on such customer group, or if we fail to secure a similar level of business from other customers on comparable commercial terms, such that the reduction in revenue from our largest customer group could be partly or wholly offset, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Additionally, there may be accidents or injuries to our workers caused by the use of machinery or equipment at our production and processing facilities, which could interrupt our operations and result in legal and regulatory liabilities. While none of our workers were involved in any work-related accidents or suffered any work-related injuries during the years ended December 31, 2022, 2023 or 2024 or during the period from January 1, 2025 through the present date, there is no assurance that there will not be any such accidents or injuries in the future, which could cause operational breakdowns. Any such operational breakdowns, interruptions or suspensions may affect our business, financial condition, results of operations and prospects.

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

As Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, contributes significantly to various key aspects of our business, including business development and operations, the continued success and growth of our Group is dependent on our ability to retain her services. Although we carry key person life insurance on the life of Ms. Hong, the loss of Ms. Hong’s services as our Chairman, Executive Director and Chief Executive Officer may materially and adversely affect our business, future plans and prospects.

We also rely on experienced and skilled personnel for our operations and our ability to design and manufacture quality products and provide good customer care service depends to a large extent on whether we are able to secure adequately skilled personnel for our operations. In particular, we rely on our team of qualified engineers for the design and manufacture of our cleaning systems. If we are unable to employ suitable personnel, if our personnel do not fulfill their roles or if we experience a high turnover of experienced and skilled personnel without suitable, timely or sufficient replacements, the quality of our products and/or services may decline, which may adversely affect our business, financial condition, results of operations and prospects.

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

The war in Ukraine and the conflicts in the Middle East could materially and adversely affect our business and results of operations.

The uncertainties regarding the effects and duration of global hostilities, including the outbreak of war in Ukraine, the Israel-Gaza and Hezbollah conflict and any associated military campaigns has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on many of our customers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Moreover, the recent armed conflict between Israel and Hamas is highly unpredictable, and this conflict could lead to further significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, political and social instability as well as increases in cyberattacks and espionage. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Expenses for raw materials, such as stainless steel, aluminum and electronic components, are the largest component of our cost of revenues, representing approximately 57.8%, 40.5% and 40.7% of our total cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Expenses for raw materials as a percentage of our total cost of revenue have not materially changed through the present date. A shortage of raw materials or material increases in the cost of raw materials may materially and adversely affect our operations and profitability, and there is no assurance that we will be able to identify suitable alternatives at comparable prices and quality in order to meet our contract requirements.

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

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply of and demand for such raw materials, as well as our bargaining power with our suppliers. During the fiscal year ended December 31, 2024, the majority of our raw materials were commonly available from the market, although their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate action to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins, although not materially.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

We are subject to risks relating to computer hardware or software systems and potential computer system failure and disruptions.

Part of our work is carried out by computers and software systems used for design and engineering works such as the ANSYS Discovery, SolidWorks and AutoCAD software systems. During the years ended December 31, 2022, 2023 and 2024, we engaged third party information technology service providers to provide support services for our various hardware and software systems. The computer systems of our Group are currently located at our office in Singapore, with access restricted to authorized personnel. A physical breakdown of and/or damage to our computer hardware and software systems and/or data storage facilities may lead to a loss of data. In addition, our software systems may be vulnerable to interruptions due to events beyond our control, including, but not limited to, telecommunications or electricity failure, computer viruses, hackers and other security issues, and any such interruption or failure could disrupt our business and operations. There is no assurance that we have sufficient ability to protect our computer hardware and software systems and data storage facilities from all possible damage, including telecommunications or electricity failure or other unexpected events.

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

Further, the implementation of our business strategies and future plans may require substantial capital expenditures and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operation and prospects may be adversely affected.

Increased labor costs could affect our financial performance.

Both the cleaning equipment industry and the dishwashing industry face labor shortages and rising labor costs in Singapore. This may result in a need to employ more foreign workers for companies involved in the manufacturing sector in Singapore. If we are unable to recruit and retain sufficient and qualified staff, including foreign workers, for us to execute our business, or if we have to increase our costs to attract and maintain such staff, our results of operations and financial performance may be materially and adversely affected and our future growth may be inhibited. Further, we may be unable to recruit additional staff necessary to implement our business strategies. We incurred employee benefit expenses of approximately SGD4.5 million, SGD4.0 million and SGD5.4 million, representing approximately 24.2%, 22.2% and 28.0% of our total revenue, for the years ended December 31, 2022, 2023 and 2024, respectively. Although our labor costs will increase upon recruitment of additional staff, there is no assurance that our revenue or gross profit will increase accordingly. As such, in the event we are unable to obtain more orders for both our sale of cleaning systems and other equipment business and our centralized dishwashing and ancillary services business after implementation of such planned investment, our business, financial position and profitability may be adversely affected.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 86.7 days, 96.7 days and 87.7 days for the years ended December 31, 2022, 2023 and 2024, respectively. The decrease in our average receivables turnover days from approximately 96.7 days for the fiscal year ended December 31, 2023 to approximately 88.6 days for the year ended December 31, 2024 was mainly due to decrease in sales during the period closer to year ended December 31, 2024.

Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the years ended December 31, 2022, 2023 or 2024, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

We are exposed to the risk of fraud or other misconduct by our employees and other third parties. Misconduct by such parties may include theft, unauthorized business transactions, bribery or breaches of applicable laws and regulations, which may be difficult to detect or prevent. We are not aware of any instances of fraud, theft or other misconduct involving employees and other third parties that had any material and adverse impact on our business and results of operations during the years ended December 31, 2022, 2023 or 2024, or between January 1, 2025 and the date of this Annual Report. However, there is no assurance that there will not be any such instances in the future. We may be unable to prevent, detect or deter all instances of misconduct. Any misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and harm our reputation and may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement are denominated in United States dollars during the years ended December 31, 2022, 2023 and 2024. To the extent that our Group’s sales, purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Adverse conditions in the global financial markets and the general economy may adversely affect our business, financial condition, results of operations and prospects.

Adverse conditions in the global financial markets and the general economy may adversely affect our business, financial condition, results of operations and prospects.

While our current business operates in Singapore, our business, financial condition, results of operations and prospects may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company’s operations, and overall financial performance and could have a material adverse effect on the U.S. and/or global economies. Any retaliatory measures by other countries or prolonged trade disputes may further increase regulatory uncertainty. While the Company continues to monitor trade policies and adapt its strategies, any prolonged restrictive trade measures could negatively impact overall market conditions. The nature and extent of such changes are difficult to predict, and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial condition, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

We may face the risk of inventory obsolescence.

As of December 31, 2022, 2023 and 2024, we had inventories of SGD11.9 million, SGD14.1 million and SGD12.6 million, respectively. The lower inventory for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily the result of lower purchases of material as of year ended December 31, 2024.

Our inventory turnover days for the years ended December 31, 2022, 2023 and 2024 were 122.0 days, 346.7 days and 346.2 days, respectively.

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

Risks Related to Our Securities

On November 3, 2022, we received a written notification from Nasdaq indicating that, because the closing bid price of our Ordinary Shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement (the “Minimum Bid Price Requirement”) under Nasdaq rule 5550(a)(2) (the “Listing Rule”). As of November 3, 2023, we regained compliance with the Minimum Bid Requirement Listing Rule, and the matter was closed.

Subsequently, on December 14, 2023, we received another written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “2023 Nasdaq Notification”) stating that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by the Minimum Bid Price Requirement. Receipt of the 2023 Nasdaq Notification did not result in the immediate delisting of our Ordinary Shares and had no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Capital Market under the symbol “JCSE.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of 180 calendar days from the date of the 2023 Nasdaq Notification, or until June 11, 2024, to regain compliance with the Minimum Bid Requirement. If at any time before June 11, 2024, the closing bid of our Ordinary Shares was at least $1.00 for a minimum of 10 consecutive business days, we would have been deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq would have provided a written confirmation of compliance and the matter would be closed.

The Company did not regain compliance with the Rule by June 11, 2024 and was not eligible for a second 180-day remediation period. The staff, therefore, determined to delist the Company’s Ordinary Shares, suspend trading of the Company’s Ordinary Shares at the open of trading on June 26, 2024, and file a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Delisting Determination”). The Company requested a hearing based on written submissions for a fee of $20,000 and proposed a share consolidation at a ratio of 1-for 3 to remedy non-compliance with the Minimum Bid Price Requirement. See “Recent Developments – Share Consolidation” below.

Subsequently, as of August 1, 2024, we informed Nasdaq that the trading price of our Ordinary Shares had closed for ten consecutive days at or above the $1.00 minimum bid price and therefore satisfied the Minimum Bid Price Requirements.

On August 27, 2024, we received a letter dated August 27, 2024 (the “Compliance Letter”) from the Listing Qualifications Department of Nasdaq. The Compliance Letter informed us that we had regained compliance with Nasdaq’s Minimum Bid Price Requirements in Listing Rule 5550(a)(2), as required by the Nasdaq Hearing Panel’s decision dated July 15, 2024. Accordingly, our Ordinary Shares continued to be listed on The Nasdaq Capital Market and Nasdaq considered the matter closed. See “Information on the Company - History of the Company - Recent and Other Developments - Nasdaq Deficiency.”

If in the future our Ordinary Shares are delisted from Nasdaq, we could face significant material adverse consequences, including:

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

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. We currently have 5,260,260 Ordinary Shares outstanding after deducting 46,406 shares bought back by the company, of which 2,700,000 shares are freely tradable without restriction or further registration under the Securities Act. The remaining 2,400,000 shares are beneficially owned by Ms. Hong Bee Yin and JE Cleantech Global Limited, our controlling shareholder, which is directly owned as to 100.00% by Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer. In addition, 800,000 of the freely tradable shares are owned by JE Cleantech Global Limited and were just recently registered for resale. We cannot predict what effect, if any, the market sale of securities held by JE Cleantech Global Limited or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

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

Although our Board of Directors recently declared and paid a cash dividend of US$0.09 per share, we do not expect to pay dividends in the foreseeable future, therefore you must rely on price appreciation of our Ordinary Shares for a return on your investment.

Dividends of Nil, Nil and US$500,000 were paid by the companies comprising our Group for the years ended December 31, 2022, 2023 and 2024. During the year 2024, our Board of Directors declared a cash dividend of US$0.09 per ordinary share (the “Cash Dividend”). The dividend was payable to shareholders of record at the close of business on December 10, 2024 (New York Time). The payment date was December 20, 2024.

Although our Board of Directors recently declared and paid the Cash Dividend, as of the date of this Annual Report, we currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchase our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

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

Ms. Hong Bee Yin will continue to control the Company after the sale of the 800,000 Ordinary Shares that were recently registered for resale. Her interests may not be aligned with the interests of our other shareholders, and could prevent or cause a change of control or other transactions.

As of the date of this Annual Report, Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, through her 100% equity ownership of JE Cleantech Global Limited and her direct ownership of 300,000 shares, currently beneficially owns an aggregate of approximately 66.5% of our issued and Ordinary Shares. If all of the 800,000 Ordinary Shares that were recently registered for resale are sold, Ms. Hong’s beneficial ownership of our outstanding shares will be reduced to approximately 51.3%. Therefore, Ms. Hong will continue to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without Ms. Hong’s consent, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may adversely affect the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Security Ownership of Certain Beneficial Owners and Management.”

As a “controlled company,” we are exempt from certain Nasdaq corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

We are currently a “controlled company,” as defined under the Nasdaq Stock Market Rules, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that: (i) a majority of our Board of Directors must be independent directors; (ii) our compensation committee must be composed entirely of independent directors; and (iii) our nomination committee must be composed entirely of independent directors.

Although we intend to have a majority of independent directors and for our compensation and our nomination committees to be composed entirely of independent directors, that may change in the future so long as we remain a controlled company.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Although we intend to have a majority of independent directors and for our compensation and our nomination committees to be composed entirely of independent directors, that may change in the future.

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

We are required to file an annual report on Form 20-F within four months after the end of each fiscal year. However we have filed under Form 12b-25 for an extension of fifteenth calendar day following the prescribed due date ended April 30, 2025 for the fiscal year ended December 31, 2024 as the compilation, dissemination, and audit of the financial statements required to be presented in the Form 20-F for the fiscal year has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expenses. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

Initial Public Offering

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

Nasdaq Deficiencies

On November 3, 2022, we received a written notification from Nasdaq indicating that, because the closing bid price of our Ordinary Shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement (the “Minimum Bid Price Requirement”) under Nasdaq rule 5550(a)(2) (the “Listing Rule”). As of November 3, 2023, we regained compliance with the Minimum Bid Requirement Listing Rule, and the matter was closed.

Subsequently, on December 14, 2023, we received another written notification from Nasdaq stating that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by the Minimum Bid Price Requirement. Subsequently, we informed Nasdaq that, as of August 1, 2024, the trading price of our Ordinary Shares had closed for ten consecutive days at or above the $1.00 minimum bid price and therefore satisfied the Minimum Bid Price Requirements. On August 27, 2024, we received a letter from the Listing Qualifications Department of Nasdaq informing us that we had regained compliance with Nasdaq’s Minimum Bid Price Requirements and that Nasdaq considered the matter closed. Accordingly, our Ordinary Shares continue to be listed on The Nasdaq Capital Market. See “Risk Factors - Risks Related to Our Securities - We may not be able to maintain compliance with Nasdaq’s continued listing requirements.”

Share Consolidation

At a Special Meeting of Stockholders held on August 29, 2023, our members (Stockholders) approved a share consolidation (the “Share Consolidation”) and granted our Board of Directors the authority to determine the final ratio and when to proceed with the Share Consolidation.

We effected the Share Consolidation at a ratio of 1-for-3, effective October 13, 2023 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). Our Ordinary Shares began trading on a Share Consolidation-adjusted basis on Nasdaq as of the opening of trading on October 16, 2023, under the existing ticker symbol “JCSE.” The CUSIP number for the Company’s Ordinary Shares changed to G50875 205 following the Share Consolidation.

As of the Effective Time, every three of our issued and outstanding Ordinary Shares were combined into one issued and outstanding Ordinary Share, thereby reducing the number of outstanding shares from 15,020,000 to 5,006,666. The total number of authorized Ordinary Shares was reduced from 100,000,000 to 33,333,333.33, and the par value changed from $0.001 per share to $0.003 per share. No fractional Ordinary Shares were issued in connection with the Share Consolidation, and any shareholders of record who otherwise would have been entitled to receive a fraction of a share because they held a number of pre-consolidation Ordinary Shares not evenly divisible by three became entitled to receive such number of Ordinary Shares as rounded down to the nearest whole share.

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

Stock Repurchase Program

On September 6, 2023, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $1,000,000 of the Company’s outstanding Ordinary Shares. Since then and until as of the date of this Annual Report, the Company has repurchased 46,406 shares at an average purchase price of US$1.02 or a total of US$47,334.12. As of the date of this Annual Report, the Company is authorized to repurchase up to an additional US$952,665.88 of its Ordinary Shares under the stock repurchase program.

Corporate Structure

Our Company was incorporated in the Cayman Islands on January 29, 2019 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$100,000 divided into 100,000,000 Ordinary Shares, par value US$0.001 each. Prior to a group reorganization, JE Cleantech International Limited was the holding company of our group of companies comprised of JCS-Echigo Pte. Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd. JE Cleantech International Limited was held 80% by JE Cleantech Global Limited (which is wholly-owned by Ms. Hong Bee Yin, our CEO), 14% by Triple Business Limited, 4% by Ever Bloom Properties Company Limited and 2% by Aqua Lady Group Limited. Upon completion of our reorganization on December 28, 2021, we were owned as to 9,600,000, 1,680,000, 480,000 and 240,000 Ordinary Shares by JE Cleantech Global Limited, Triple Business Limited, Ever Bloom Properties Company Limited and Aqua Lady Group Limited, respectively, and JE Cleantech International Limited, JCS-Echigo Pte. Ltd., Hygieia Warewashing Pte. Ltd. and Evoluxe Pte. Ltd. became our direct and indirect subsidiaries.

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

For the years ended December 31, 2022, 2023 and 2024, our Group generated approximately SGD11.4 million, SGD11.0 million and SGD12.0 million of revenue, respectively, from our sale of cleaning systems and other equipment business, representing approximately 61.4%, 61.0% and 62.1% of our total revenue, respectively.

For the years ended December 31, 2022, 2023 and 2024, our Group generated approximately SGD7.8 million, SGD7.0 and SGD7.3 million of revenue, respectively, from our provision of centralized dishwashing and ancillary services business, representing approximately 38.6%, 39.0% and 37.9% of our total revenue, respectively.

The portion of our revenue from each business line has not changed substantially through December 31, 2024.

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

The table below sets forth the revenue generated from our sale of cleaning systems and other equipment by product type during the years ended December 31, 2022, 2023 and 2024:

	2022		2023		2024
	SGD’000%		SGD’000%		SGD’000%

Aqueous washing systems	5,171	49.3	5,600	55.0	8,478	76.2
Other equipment	5,311	50.7	4,581	45.0	2,652	23.8
Total	10,482	100.0	10,181	100.0	11,130	100.0

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

In addition, we also provide repair and servicing of the cleaning systems that we sell to our customers, and we also sell related parts used in such cleaning systems which we purchase from third party suppliers such as proximity sensors and transducer plates. Provision of repair and servicing of cleaning systems and sale of related parts amounted to approximately SGD1.0 million, SGD0.8 million and SGD0.8 million in revenue, representing approximately 5.2%, 4.5% and 4.4% of our total revenue, for the years ended December 31, 2022, 2023 and 2024, respectively.

We are the sole distributor of STICO anti-slip shoes in Singapore, and our customers are mainly food and beverage establishments in Singapore. The STICO anti-slip shoes are made of ethylene-vinyl acetate (EVA) material and are light with an anti-slip resistance function, making them suitable for wear on wet and oily surfaces. Sale of such STICO anti-slip shoes amounted to approximately SGD159,000, SGD92,000 and SGD23,000 in revenue, recognized as other income, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Credit period and payment methods

In respect of the manufacture and sale of cleaning systems, depending on, among other things, the technical requirements, project amount and size, project costs, relationship with our customers and the credit period offered by our suppliers to our Group in respect of the materials and components used in the cleaning systems, our customers may be required to pay a deposit and settle the remaining purchase price upon delivery and acceptance of the product, according to the terms of the contract. In other cases, our customers are generally offered credit terms of 30 days to 90 days from delivery. In respect of the sale of other equipment, our customers are generally offered credit terms of 30 days to 45 days from the day on which the order is completed.

In respect of the sale of related parts used in our cleaning systems, our customers are generally offered credit periods ranging from 30 days to 60 days.

In respect of the provision of centralized dishwashing services and general cleaning services, our customers are generally offered credit terms of 7 days to 45 days upon the receipt of invoice. In respect of the provision of dishwashing equipment leasing services, our customers are generally offered credit terms of 30 days upon receipt of invoice.

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

Our Customers

During the years ended December 31, 2022, 2023 and 2024, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Top five customers

For the years ended December 31, 2022, 2023 and 2024, our top five customers accounted for approximately 68.1%, 66.1% and 75.9% of our total revenue, respectively. Our Group’s largest customer accounted for approximately 22.0%, 24.2% and 40.4% of our total revenue, respectively, for the corresponding year. During the years ended December 31, 2022, 2023 and 2024 and up to the date of this Annual Report, we have not experienced any material disputes with our customers.

The following table sets out information on our top five customers for the periods indicated:

For the year ended December 31, 2022

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$4,094	22.0

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$3,902	20.9

Group C(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	30 days	Telegraphic transfer	$1,801	9.7

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	45 - 60 days	Telegraphic transfer	$1,522	8.2

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,370	7.3

					TOTAL	$12,689	68.1

For the year ended December 31, 2023

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	90 days	Telegraphic transfer	$1,212	6.7

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	90 days	Telegraphic transfer	$3,495	19.4

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	60 days	Telegraphic transfer	$1,200	6.7

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,642	9.1

Group F(6)	Singapore	Cleaning systems	2016	60 days	Telegraphic transfer	$4,372	24.2

					TOTAL	$11,921	66.1

For the year ended December 31, 2024

Customer	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	90 days	Telegraphic transfer	$7,795	40.4

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	90 days	Telegraphic transfer	$2,652	13.8

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	60 days	Telegraphic transfer	$738	3.9

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,532	7.9

Group G(7)	Singapore	Cleaning systems	2016	60 days	Telegraphic transfer	$798	4.1

					TOTAL	$13,515	70.1

(1) Three of the entities in Customer Group A, which are principally engaged in the manufacture of HDD, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The ultimate holding company of Customer Group A is headquartered in the United States with international offices, and is listed on Nasdaq.

(2) Five, four and six entities in Customer Group B, which are principally engaged in the provision of engine and industrial solutions, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The ultimate holding company of Customer Group E is headquartered in the United States with international offices, and is listed on the New York Stock Exchange.

(3) Two of the entities in Customer Group C, which are principally engaged as operators of food courts, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The shares of Customer Group C’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to June 5, 2020. The company is now privatized.

(4) Three, three and two of the entities in Customer Group D, all of which are principally engaged as operators of food courts and retail malls or health and eldercare service providers, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The holding entity of Customer Group D is headquartered in Singapore.

(5) Two, two and three entities in Customer Group E, which are principally engaged as ground-handling and in-flight catering services providers, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The parent company of Customer Group F is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

(6) One entity in Customer Group F, which is principally engaged in the provision of customized commercial and industrial solution services, was our customer for the years ended December 31, 2022, 2023 and 2024, respectively. The parent company of Customer Group F is headquartered in Switzerland and is listed on the Mainboard of the SIX Swiss Exchange.

(7) The entity in Customer Group G, which is principally engaged as operators of food courts, was our customer for the years ended December 31, 2022, 2023 and 2024, respectively. The shares of Customer Group G’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to March 29, 2022. The company is now privatized.

Competitive Strengths

Long and proven track record in precision cleaning in Singapore

We have been providing cleaning systems to our customers for over 15 years and have accumulated extensive industry experience. We believe our strong R&D and engineering capabilities enable us to design, develop and manufacture quality precision cleaning systems and other cleaning systems for various industrial end-use applications, which are customized to each of our customers’ needs.

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

We have maintained stable business relationships with a majority of our major customers. During the years ended December 31, 2022, 2023 and 2024, our top five customers included renowned HDD manufacturers, international engine and industrial solutions provider and food and beverage establishment operators in Singapore, three of which have more than 12 years of business relationships with us. As of the date of this Annual Report, our customers continue to be from such various industries. We believe that certain customers, such as multinational corporations, may have stringent selection processes for their suppliers and we have had to meet certain criteria and audit checks before becoming an approved qualified supplier.

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

Experienced management team

We have an experienced management team, led by Ms. Hong Bee Yin, our Chairman, Executive Director, Chief Executive Officer and founder, who has been instrumental in spearheading the growth of our Group. Ms. Hong has over 19 years of experience in the cleaning solutions industry in Singapore and she is primarily responsible for planning and execution of our Group’s business strategies, including product development, as well as managing our Group’s relationships.

Our Group is supported by a senior management team with substantial experience in the cleaning solutions industry. Our senior management team includes members such as Mr. Zhao Liang, who is the head of our R&D and engineering team and has over 18 years of experience in the precision cleaning equipment industry.

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

To expand our product portfolio and as part of our R&D efforts, we have developed a robotic floor scrubber, which integrates various types of technology, such as sensors, cameras and navigation systems, to clean floors without human intervention. We are now in the development stage of an autonomous cleaning robot that will be capable of cleaning windows and other applications based on the configuration of the object being cleaned. Our directors believe that such customized cleaning systems and collaborations demonstrate our customers’ belief in the strength of our R&D and engineering capabilities.

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

Real Property

A description of our leased real properties is below:

Location	Usage	Lease period	Annual Rent (SGD)	Approximate gross floor area (sq. ft.)
JCS Facility 3 Woodlands Sector 1 Singapore 738361	Manufacturing facility and office	To November 15, 2027, with a further term of 30 years from expiry	36,759	33,785.6

Hygieia Facility 17 Woodlands Sector 1 Singapore 738354*	Centralized dishwashing facility and office	To March 15, 2044	52,020	34,276.7

* We have entered into an option to purchase agreement with an independent third party purchaser for the sale of this leasehold industrial property for SGD7,393,000 (USD5,480,000) with the completion date of the transaction expected to occur by August 31, 2025. Nonetheless, the completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the industrial property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the industrial property to the purchaser. We have collected an initial deposit equivalent to 5% of the selling price, amounting to SGD369,650 (USD274,000). The sale of this industrial building will give rise to a net gain of approximately SGD3.7 million (USD2.7 million) over the net book value upon completion. Completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the property to the purchaser. See “Option for Sale of Industrial Property” below.

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

Hygieia Facility

The utilization rates of the washing lines at our Hygieia Facility is optimal from the year ended December 31, 2022 to the year ended December 31, 2023 and from the year ended December 31, 2023 to the year ended December 31, 2024 as (i) the number of food establishments utilizing our centralized dishwashing services increased; (ii) there was higher footfall and demand for dine-in services at our customers’ food and beverage establishments as a result of the resumption of dine-in services, which resulted in a higher volume of soiled dishware from our customers; and (iii) additional customers contracted for our centralized dishwashing services.

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

Option for Sale of Industrial Property

JCS, our wholly-owned subsidiary, entered into an option to purchase agreement with an independent third party purchaser for the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 (the “Industrial Property”) for SGD7,393,000 (USD5,480,000) with the expected completion date of the transaction to occur by August 31, 2025. Nonetheless, the completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the industrial property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the industrial property to the purchaser. An initial deposit equivalent to five percent of the selling price amounting to SGD369,650 (USD274,000) has been collected by JCS. The sale of the Industrial Property will give rise to a net gain of approximately SGD3.7 million (USD2.7 million) over the net book value upon completion. The completion of this sale is conditioned upon complying with the terms and conditions of the option to purchase agreement including obtaining consent from the lessor of the Industrial Property to the sale, transfer and/or assignment of the Industrial Property and the unexpired leasehold interest in the Industrial Property to the purchaser. If the sale is consummated, management of the Company intends to relocate its dishwashing operations to the JCS Facility, along with its manufacturing operations.

Licenses and Permits

The following licenses are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to

License to operate a cleaning business	NEA	February 26, 2026	Hygieia

License / Certificate issued under the Radiation Protection Act	NEA	July 2, 2025	JCS

Certifications

As of the date of this Annual Report, we have received the following certifications:

Relevant authority/organization	Recipient	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry
Workplace Safety and Health Council	Hygieia	BizSAFE	Level 3	August 7, 2021	July 29, 2027
Workplace Safety and Health Council	JCS	BizSAFE	Level Star	August 23, 2017	June 22, 2026
Islamic Religious Council of Singapore	Hygieia	Storage management	Halal Certificate	N/A	March 31, 2026
SGS	Hygieia	Food safety management	ISO 22000: 2005	August 26, 2021	August 25, 2027
SOCOTEC Certification International	JCS	Occupational Health and Safety Management	ISO 45001: 2018	July 7, 2017	June 22, 2026
SOCOTEC Certification International	JCS	Quality management system	ISO 9001: 2015	June 23, 2017	June 22, 2026

We intend to apply for the renewal of the above relevant certifications prior to their respective expiry dates and based on past experience, our directors do not foresee any material difficulties in renewing the certifications of our Group.

Awards and Accreditations

Throughout our operating history, our Group has received a number of awards and accreditations in recognition of our performance and quality products and services. The following table sets forth the awards and accreditations we have been granted up to the date of this Annual Report.

Year	Award	Organized/Granted By	Recipient
2013	Enterprise 50 Award	KPMG and the Business Times	JCS
2016	SME 1000 Ranking - Top companies ranked by sales/turnover (745th), net profit (443th) and return on equity (680th)	Experian	JCS
2017	SME 1000 Ranking - Top companies ranked by return on equity (631st)	Experian	JCS
2017	SME 1000 Ranking - Emerging 500 companies ranked by sales turnover (1134th)	Experian	JCS
2018	Singapore Quality Class - Recognition of Commendable Performance in Business Excellence	Enterprise Singapore	JCS
2018	Clean Mark Silver Award	NEA	Hygieia
2018	SME 1000 Ranking - Emerging 500 companies ranked by sale turnover (1118th)	Experian	JCS
2019	SME 1000 Ranking - Emerging 500 companies ranked by sales turnover (1490th)	Experian	Hygieia
2021	Clean Mark Silver Award	NEA	Hygieia
2022	Clean Mark Silver Award	NEA	Hygieia
2023	Clean Mark Silver Award	NEA	Hygieia

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

Sales And Marketing

As of the date of this Annual Report, our sales and marketing team consisted of one full-time employee based in Singapore. Our Chairman, Ms. Hong Bee Yin, oversees our sales and marketing department.

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

Our Group has developed a strong existing customer base in Singapore and overseas. Our customers are corporate groups with their respective group members incorporated or established in various jurisdictions, such as Malaysia, Australia, the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC, for our sale of cleaning systems and other equipment business during the years ended December 31, 2022, 2023 and 2024. Please refer to the paragraph headed “Our Customers - Top five customers” in this section for further details of our top five customers and their respective countries of incorporation or establishment. We have established stable business relationships with our customers, with three out of our top five customers having more than 11 years of business relationships with us. The profile of our existing customer base, coupled with the stable business relationships we have with our customers, allowed our Group (i) to secure orders from repeat customers, which contributed to approximately 100% of the total sales of our cleaning systems and other equipment for the years ended December 31, 2022, 2023 and 2024, and (ii) to gain referrals from our existing customers. Our Group also strives to maintain good customer relationships by producing high quality products and providing professional technical support, and therefore it is not necessary for our Group to actively engage in significant sales and marketing efforts for maintaining such business relationships with our existing customers.

The following tables set forth the breakdown of our revenue contributed from the sale of precision and other cleaning systems and equipment from each geographical region during the years ended December 31, 2022, 2023 and 2024:

Year ended December 31, 2022

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	2,478	23.6
Malaysia	Orders from existing customer	3,896	37.2
Thailand	Orders from existing customers	2,363	22.5
Belgium	Orders from existing customer	1,389	13.2
South Korea	Orders from existing customer	178	1.7
Taiwan	Orders from existing customer	122	1.2
United States	Orders from existing customer	55	0.6
PRC	Orders from existing customer	-	-
Total		10,481	100.0

Year ended December 31, 2023

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	5,609	55.1
Malaysia	Orders from existing customer	758	7.4
Thailand	Orders from existing customer	1,945	19.1
Belgium	Orders from existing customer	1,470	14.4
Taiwan	Orders from existing customer	43	0.5
United States	Orders from existing customer	356	3.5
Total		10,181	100.0

Year ended December 31, 2024

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	852	7.7
Malaysia	Orders from existing customer	7,046	63.3
Thailand	Orders from existing customer	979	8.8
Belgium	Orders from existing customer	1,533	13.8
South Korea	Orders from existing customer	101	0.9
Taiwan	Orders from existing customer	16	0.1
United States	Orders from existing customer	603	5.4
Total		11,130	100.0

For the years ended December 31, 2022 and 2023 and 2024, 100% of our sales were comprised of orders from existing customers.

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

Employees

As of December 31, 2024, we employed a total of 95 persons, who were all located in Singapore, as compared to 103 as of December 31, 2023 and 102 as of December 31, 2022, who were also all located in Singapore. As of the date of this Annual Report, we employ a total of 95 persons who are all located in Singapore. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

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

Litigation And Other Legal Proceedings

As of the date of this Annual Report, we know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any of our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn SGD2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to SGD10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to “Information on the Company – Insurance.”

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

For the years ended December 31, 2022, 2023 and 2024, our revenue amounted to approximately SGD18.6 million, SGD18.0 million and SGD19.3 million, respectively. Our net income amounted to approximately SGD1.2 million, SGD0.5 million and SGD0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table shows our Statement of Operations data for the years ended December 31, 2022, 2023 and 2024 in SGD and, for 2024, in US$. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the financial years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	US$’000 (1)

Revenues	18,631	18,032	19,279	14,111
Cost of revenues	(13,503)	(13,666)	(14,085)	(10,310)
Gross profit	5,128	4,366	5,194	3,801

Operating expenses:
Selling and marketing expenses	(27)	(53)	(122)	(89)
General and administrative expenses	(3,337)	(3,303)	(5,102)	(3,733)
Total operating expenses	(3,364)	(3,356)	(5,224)	(3,822)

Income (loss) from operations	1,764	1,010	(30)	(21)

Other income (loss):
Other income	542	728	1,073	786
Interest expense	(336)	(511)	(516)	(378)
Other expense	(545)	(597)	(264)	(193)
Change in fair value in financial instrument	2	-	19	14
Total other (loss) income	(337)	(380)	312	229

Income before tax expense	1,427	630	282	208
Income tax expense	(235)	(111)	(250)	(183)
Net income	1,192	519	32	25
Other comprehensive income
Foreign currency translation gain/(loss), net	2	(69)	(27)	(20)
Total comprehensive income	1,194	450	5	5

(1)	Calculated at the rate of US$1.00 = SGD1.3662 as set forth in the statistical release of the Federal Reserve System on December 31, 2024.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors’’ in this Annual Report and those set out below:

Demand from our major customer groups

Our aggregate sales generated from our top five customers were approximately 68.1%, 66.1% and 70.1% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively. In particular, sales to our largest customer amounted to approximately SGD4.1 million, SGD4.4 million and SGD7.8 million, representing approximately 22.0%, 24.2% and 40.4% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively. Accordingly, our sales would be significantly affected by the demands of our top five customer groups. Maintaining a certain level of customer orders is subject to certain inherent risks, including, among others, risks related to changes and developments in the local political, regulatory and business conditions that may affect customers’ purchases from us, many of which are beyond our control. These uncertainties could have a material adverse effect on our business, results of operations and financial condition, and affect our ability to remain profitable and achieve business growth.

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

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 57.8%, 40.1% and 40.7% of our total cost of revenues for the years ended December 31, 202, 2023 and 2024, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces, such as the relevant supply, demand of such raw materials and as well as our bargaining power with our suppliers. During the years ended December 31, 2022, 2023 and 2024, the majority of our raw materials were commonly available from the marketplace, and their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

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

Revenue

Comparison of Years Ended December 31, 2022 and 2023

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the years ended December 31, 2022 and 2023, our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	6,644	35.7	6,687	37.1
Sale of other cleaning systems and other equipment	3,838	20.6	3,494	19.4
Repair and servicing of cleaning systems and sale of related parts	961	5.1	810	4.5
Sub-total	11,443	61.4	10,991	61.0

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	6,879	36.9	6,710	37.2
Leasing of dishwashing equipment	309	1.7	331	1.8
Sub-total	7,188	38.6	7,041	39.0

Total	18,631	100.0	18,032	100.0

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

	Year Ended December 31,
	2022	2023
	SGD’000	SGD’000

Outstanding contract value as of beginning of year(1)	19,997	29,050
New contract value for the year	19,515	6,411
Revenue recognized for the year	(10,462)	(10,181)
Outstanding contract value as of year end(2)	29,050	25,280

(1) Outstanding contract value as of beginning of year represents the contract value of orders which were not completed as of the beginning of the relevant year.

(2) Outstanding contract value as of year end represents the contract value of ongoing orders as of the end of the relevant year that will be carried forward to the next year.

For the years ended December 31, 2022 and 2023, approximately 54.4% and 73.0% of our total revenue, respectively, was generated from customers located in Singapore and approximately 22.9% and 5.6% of our total revenue, respectively, was generated from customers located in Malaysia. For the same years, our revenue generated from customers located in other countries accounted for approximately 22.7% and 21.4% of our total revenue, respectively.

Revenue by geographical locations

Our Group’s provision of centralized dishwashing and ancillary services business is located in Singapore. During the years ended December 31, 2022 and 2023, the customers for our cleaning systems and other equipment were mainly located in Singapore and Malaysia. The following table sets out a breakdown of our revenue by geographic location of our customers for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Singapore
Sale of precision cleaning systems	917	4.9	5,587	31.0
Sale of other cleaning systems and other equipment	1,561	8.4	22	0.1
Repair and servicing of cleaning systems and sale of related parts	468	2.5	519	2.9
Provision of centralized dishware washing and general cleaning services	6,879	36.9	6,710	37.2
Leasing of dishware washing equipment	309	1.7	331	1.8
Sub-total	10,134	54.4	13,169	73.0

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	3,896	20.9	758	4.2
Repair and servicing of cleaning systems and sale of related parts	368	2.0	260	1.4
Sub-total	4,264	22.9	1,018	5.6

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Other countries(1)
Sale of precision cleaning systems	357	1.9	342	1.9
Sale of other cleaning systems and other equipment	3,751	20.1	3,473	19.3
Repair and servicing of cleaning systems and sale of related parts	125	0.7	30	0.2
Sub-total	4,233	22.7	3,845	21.4
Total	18,631	100.0	18,032	100.0

(1) For the years ended December 31, 2022 and 2023, other countries include the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC.

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

Other countries

The marginal decrease in revenue in other countries for the year ended December 31, 2023 was mainly due to a decrease in orders from an existing customer in Thailand.

Cost of revenues

During the years ended December 31, 2022 and 2023, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the years ended December 31, 2022 and 2023, our cost of revenues amounted to approximately SGD13.5 million and SGD13.7 million, respectively.

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	7,113	52.7	7,570	55.4
Cost of provision of centralized dishwashing and ancillary services	6,390	47.3	6,096	44.6
Total	13,503	100.0	13,666	100.0

The increase in cost of sales for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to an increase in the cost of raw materials, such as stainless steel, aluminum and electronic components, and in production overhead.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022		2023
		Gross		Gross
	Gross	Profit	Gross	Profit
	Profit	Margin	profit	Margin
	SGD’000%		SGD’000%

Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	2,657	40.5	2,051	30.7
Sale of other cleaning systems and other equipment	1,456	37.2	943	27.0
Repair and servicing of cleaning systems and sale of related parts	217	22.6	427	52.7
Sub-total/overall	4,330	40.8	3,421	31.1

	Year Ended December 31,
	2022		2023
		Gross		Gross
	Gross	Profit	Gross	Profit
	profit	Margin	profit	Margin
	SGD’000%		SGD’000%

Provision of centralized dishwashing and ancillary services business	798	11.1	945	13.4
Total/overall	5,128	27.5	4,366	24.2

Our total gross profit amounted to approximately SGD5.1 million and SGD4.4 million for the years ended December 31, 2022 and 2023, respectively. Our overall gross profit margins were approximately 27.5% and 24.2% for the years ended December 31, 2022 and 2023, respectively. Our total gross profit decreased during the year ended December 31, 2023, primarily due to an increase in the cost of raw materials, such as stainless steel, aluminum and electronic components, and in production overhead. While the provision of centralized dishwashing and ancillary services business activity was lower year-on-year, the Group successfully renewed contracts with certain clients at higher prices and hence resulted increase in gross profit and gross profit margin for this business.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023
	SGD’000	SGD’000

Promotion and marketing expenses	12	36
Transportation expenses	15	17
Total	27	53

Our selling and marketing expenses amounted to approximately SGD27,000 and SGD53,000 for the years ended December 31, 2022 and 2023, respectively. The increase for the year ended December 31, 2023 was mainly due to increased participation in overseas exhibitions.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) corporate secretarial and administrative fees; (vii) Nasdaq annual listing fee; (viii) directors’ and officers’ liability insurance; and (ix) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022		2023
	SGD’000%		SGD’000%

Staff costs	2,090	62.6	1,689	51.1
Depreciation	409	12.2	163	4.9
Office supplies and upkeep expenses	132	3.9	162	4.9
Travel and entertainment	158	4.7	234	7.1
Legal and professional fees	197	5.9	727	22.0
Corporate secretarial and administrative fees	-	-	25	0.8
Nasdaq annual listing fee	-	-	84	2.5
Directors’ and officers’ liability insurance	136	4.1	137	4.1
Miscellaneous expenses	215	6.6	82	2.6
Total	3,337	100.0	3,303	100.0

Our general and administrative expenses amounted to approximately SGD3.3 million and SGD3.3 million for the years ended December 31, 2022 and 2023, respectively, representing approximately 17.9% and 18.3% of our total revenue for the corresponding years.

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

Other income

Other income of our Group amounted to approximately SGD0.5 million and SGD0.7 million for the years ended December 31, 2022 and 2023, respectively. The income was mainly derived from wholesale sales of STICO anti-slip shoes, Jobs Support Scheme, Jobs Growth Incentive, Progressive Wage Credit Scheme and government capability development grant. The following table sets forth the breakdown of our other income for these fiscal years:

	Year Ended December 31,
	2022	2023
	SGD’000	SGD’000

Interest income	-	175
Wholesale sales of STICO anti-slip shoes	159	92
Jobs Support Scheme	10	-
Jobs Growth Incentive	72	20
Progressive Wage Credit Scheme	-	55
Government capability development grant	150	214
Others(1)	151	172
Total	542	728

(1) Others mainly consist of sale of scrap materials, other government incentives and other miscellaneous income.

The increase in interest income mainly arose from an increase in fixed deposit placements during the year ended December 31, 2023.

Wholesale sales of STICO anti-slip shoes represented the income generated from the wholesale sale of STICO anti-slip shoes, mainly to food and beverage establishments in Singapore, which amounted to approximately SGD0.2 million and SGD0.1 million for the years ended December 31, 2022 and 2023, respectively. For the year ended December 31, 2023, wholesale sales of STICO anti-slip shoes decreased by approximately 42.1% due to a transition period necessitated by changes in certain models of the shoes that resulted in lower sales for the year.

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

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. Our interest expense for the year ended December 31, 2023 increased by approximately SGD0.2 million, mainly due to increased interest rates. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges, exchange loss and extraordinary expenses. The following table sets forth the breakdown of our other expenses for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023
	SGD’000	SGD’000

Cost of STICO anti-slip shoes	127	56
Bank charges	36	24
Exchange loss	-	275
Extraordinary expenses(1)	145	-
Others(2)	237	242
Total	545	597

(1)	Extraordinary expenses relate to business advisory and consultation fees with respect to our Initial Public Offering.

(2)	Others mainly consists of gifts and donations, professional training expense, consultant fee for public relation, upkeep of commercial vehicles and other miscellaneous expenses.

Other expenses of our Group amounted to approximately SGD0.6 million for the year ended December 31, 2023 compared to SGD0.5 million for the year ended December 31, 2022.

Income tax

During the years ended December 31, 2022 and 2023, our income tax expense was comprised of our current tax expense and deferred tax for the year. The following table sets forth the breakdown of our income tax for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023
	SGD’000	SGD’000

Current tax expense	289	158
Deferred tax	(54)	(47)
Total	235	111

Pursuant to the rules and regulations of the Cayman Islands and the BVI, our Group is not subject to any income tax in the Cayman Islands and the BVI. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

For the year ended December 31, 2023, our income tax decreased to approximately SGD0.1 million, and our effective tax rate was approximately 17.6%. During the year ended December 31, 2022, our income tax was approximately SGD0.2 million and our effective tax rate was approximately 16.5%.

Our Group had no tax obligation arising from any other jurisdiction during the years ended December 31, 2022 and 2023. During the years ended December 31, 2022 and 2023, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the year

As a result of the foregoing, our net income for the year amounted to approximately SGD1.2 million and SGD0.5 million for the years ended December 31, 2022 and 2023, respectively.

Comparison of Years Ended December 31, 2023 and 2024

	For the years ended December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000(1)

Revenues	18,032	19,279	14,111
Cost of revenues	(13,666)	(14,085)	(10,310)
Gross profit	4,366	5,194	3,801

Operating expenses:
Selling and marketing expenses	(53)	(122)	(89)
General and administrative expenses	(3,303)	(5,102)	(3,733)
Total operating expenses	(3,356)	(5,224)	(3,822)

Income (Loss) from operations	1,010	(30)	(21)

Other income (loss):
Other income	728	1,073	786
Interest expense	(511)	(516)	(378)
Other expense	(597)	(264)	(193)
Change in fair value in financial instruments	-	19	14
Total other (loss) income	(380)	312	229

Income before tax expense	630	282	208
Income tax expense	(111)	(250)	(183)
Net income	519	32	25
Other comprehensive income
Foreign currency translation loss, net	(69)	(27)	(20)
Total comprehensive income	450	5	5

(1) Calculated at the rate of US$1.00 = SGD1.3662, as set forth in the statistical release of the Federal Reserve System on December 31, 2024.

Revenue

During the years ended December 31, 2023 and 2024, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and industrial electronic. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the years ended December 31, 2023 and 2024:

	For the Years ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	6,687	37.1	8,478	44.0
Sale of other cleaning systems and other equipment	3,494	19.4	2,652	13.8
Repair and servicing of cleaning systems and sale of related parts	810	4.5	849	4.3
Sub-total	10,991	61.0	11,979	62.1

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	6,710	37.2	6,843	35.5
Leasing of dishwashing equipment	331	1.8	457	2.4
Sub-total	7,041	39.0	7,300	37.9

Total	18,032	100.0	19,279	100.0

Our total revenue increased by approximately SGD1.3 million or 6.9% to approximately SGD19.3 million for the year ended December 31, 2024 from approximately SGD18.0 million for the year ended December 31, 2023. The increase was attributable to the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD1.0 million, which resulted primarily from increase in revenue for our precision cleaning systems and approximately SGD0.3 million increase in revenue from our provision of centralized dishwashing and ancillary services business. The increase in revenue generated from our sale of precision cleaning systems for the year ended December 31, 2024 was primarily attributable to an approximately SGD6.6 million increase in revenue from subsidiaries of a certain customer group in Malaysia contributed by their expansion in production facilities. The decrease in sale of other cleaning systems and other equipment is mainly due to the slowdown in orders of other cleaning systems and completion of a project sale of other equipment in 2023.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the years ended December 31, 2023 and 2024.

	Years ended December 31,
	2023	2024
	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of period(1)	29,050	25,280
New contract value for the period	6,411	401
Revenue recognized for the period	(10,181)	(11,130)
Outstanding contract value as of period end(2)	25,280	14,551

(1) Outstanding contract value as of beginning of period represents the contract value of orders which were not completed as of the beginning of the relevant period.

(2) Outstanding contract value as of period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

For the years ended December 31, 2023 and 2024, approximately 73.0% and 45.3% of our total revenue, respectively, was generated from customers located in Singapore and approximately 5.6% and 37.8% of our total revenue, respectively, was generated from customers located in Malaysia. For the same years, our revenue generated from customers located in other countries accounted for approximately 21.4% and 16.9% of our total revenue, respectively.

Revenue by geographical locations

Our Group’s provision of centralized dishwashing and ancillary services business is located in Singapore. During the years ended December 31, 2023 and 2024, the customers for our cleaning systems and other equipment were mainly located in Singapore and Malaysia. The following table sets out a breakdown of our revenue by geographic location of our customers for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Singapore
Sale of precision cleaning systems	5,587	31.0	840	4.4
Sale of other cleaning systems and other equipment	22	0.1	12	0.1
Repair and servicing of cleaning systems and sale of related parts	519	2.9	572	3.0
Provision of centralized dishware washing and general cleaning services	6,710	37.2	6,843	35.5
Leasing of dishware washing equipment	331	1.8	457	2.3
Sub-total	13,169	73.0	8,724	45.3

	Year Ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	758	4.2	6,804	35.3
Repair and servicing of cleaning systems and sale of related parts	260	1.4	476	2.5
Sub-total	1,018	5.6	7,280	37.8

	Year Ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Other countries(1)
Sale of precision cleaning systems	342	1.9	834	4.3
Sale of other cleaning systems and other equipment	3,473	19.3	2,165	11.2
Repair and servicing of cleaning systems and sale of related parts	30	0.2	276	1.4
Sub-total	3,845	21.4	3,275	16.9
Total	18,032	100.0	19,279	100.0

(1) For the years ended December 31, 2023 and 2024, other countries include the U.S., Thailand, Belgium, Philippines, Indonesia, South Korea and Taiwan.

Singapore

The decrease in revenue in Singapore for the year ended December 31, 2024 was mainly due to a decrease in revenue generated from sales of precision cleaning systems from our existing customers due to projects completion.

Malaysia

The increase in revenue in Malaysia for the year ended December 31, 2024 was primarily attributable to an increase in revenue from subsidiaries of a certain customer group in Malaysia of approximately SGD3.9 million.

Other countries

The decrease in revenue in other countries for the year ended December 31, 2024 was mainly due to projects completion.

Cost of revenues

During the years ended December 31, 2023 and 2024, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the years ended December 31, 2023 and 2024, our cost of revenues amounted to approximately SGD13.5 million and SGD14.1 million, respectively.

	Years ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	7,570	55.4	7,686	54.6
Cost of provision of centralized dishwashing and ancillary services	6,096	44.6	6,399	45.4

Total	13,666	100.0	14,085	100.0

The cost of revenues increased in line with the increase in our revenues.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023		2024
		Gross		Gross
	Gross	Profit	Gross	Profit
	Profit	Margin	profit	Margin
	SGD’000%		SGD’000%

Sale of precision cleaning systems and other equipment business
Sale of precision cleaning systems	2,051	30.7	2,874	33.9
Sale of other cleaning systems and other equipment	943	27.0	1,109	41.8
Repair and servicing of cleaning systems and sale of related parts	427	52.7	310	36.5
Sub-total/overall	3,421	31.1	4,293	35.8

	Year Ended December 31,
	2023		2024
		Gross		Gross
	Gross	Profit	Gross	Profit
	profit	Margin	profit	Margin
	SGD’000%		SGD’000%

Provision of centralized dishwashing and ancillary services business	945	13.4	901	12.3
Total/overall	4,366	24.2	5,194	26.9

Our total gross profit amounted to approximately SGD4.4 million and SGD5.2 million for the years ended December 31, 2023 and 2024, respectively. Our overall gross profit margins were approximately 24.2% and 26.9% for the years ended December 31, 2023 and 2024, respectively. Our total gross profit increased by approximately SGD0.8 million. This increase was mainly due to the increase in our revenue from the sales of precision cleaning systems, which is our most profitable business sub-segment.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
	SGD’000	SGD’000

Promotion and marketing expenses	36	90
Transportation expenses	17	32
Total	53	122

Our selling and marketing expenses amounted to approximately SGD53,000 and SGD122,000 for the years ended December 31, 2023 and 2024, respectively. The increase in selling and marketing expenses for the year ended December 31, 2024 was primarily attributable to increase in participation of trade exhibition and transportation expenses for overseas business trips to customers’ sites.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) corporate secretarial and administrative fees; (vii) public relation fees, (viii) Nasdaq annual listing fee; (ix) directors’ and officers’ liability insurance; and (x) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Staff costs	1,689	51.1	3,270	64.1
Depreciation	163	4.9	209	4.1
Office supplies and upkeep expenses	162	4.9	181	3.5
Travel and entertainment	234	7.1	222	4.4
Legal and professional fees	727	22.0	782	15.3
Corporate secretarial and administrative fees	25	0.8	60	1.2
Public relation fees	-	-	35	0.7
Nasdaq annual listing fee and related expenses	84	2.5	92	1.8
Directors’ and officers’ liability insurance	137	4.1	159	3.1
Miscellaneous expenses	82	2.6	92	1.8
Total	3,303	100.0	5,102	100.0

Our general and administrative expenses amounted to approximately SGD3.3 million and SGD5.1 million for the years ended December 31, 2023 and 2024, respectively, representing approximately 18.3%, and 26.5% of our total revenue for the corresponding periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs attributable to our employees and directors’ remuneration. The increase in staff costs for the year ended December 31, 2024 was mainly due to the revision of our CEO remuneration package since January 1, 2024, the payment of share-based compensation expense to our CEO, the payment of a special bonus as an incentive to our key management personnel and higher bonus for staff, increase in staff welfares and recruitment of more experienced engineers related in digitalization and robotic industry.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings; (ii) computer equipment; and (iii) furniture and fittings. The increase in depreciation was mainly due to depreciation charged on addition purchase of furniture and fittings.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travel and entertainment mainly represented expenditures for business travel and costs incurred for social gatherings and refreshments for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for applications and registrations of trademarks and patents, legal consultation fees, annual listing fee, corporate secretarial and registered office fees, transfer agent fee and staff recruitment services. The increase in legal and professional fees was mainly due to increase in applications and registrations of new trademarks and patents, corporate fees in compliance with continued listing and architect fee for consultation of building structure.

Directors and officers liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Miscellaneous expenses were mainly comprised of office upkeep and maintenance, membership and subscription fees, recruitment expenses, permits and licenses renewal fee, medical expenses and other miscellaneous expenses.

Other income

Other income of our Group amounted to approximately SGD0.7 million and SGD1.1 million for the years ended December 31, 2023 and 2024, respectively. Our other income was mainly derived from interest income, Government grants and foreign exchange gain. The following table sets forth the breakdown of our other income for these periods:

	Year Ended December 31,
	2023	2024
	SGD’000	SGD’000

Interest income	175	194
Wholesale sales of STICO anti-slip shoes	92	23
Jobs Growth Incentive	20	-
Progressive Wage Credit Scheme	55	87
Government capability development grant	214	250
Foreign exchange gain	-	356
Others(1)	172	163
Total	728	1,073

(1) Others mainly consist of sale of scrap materials, other government incentives and other miscellaneous income.

Interest income mainly represented interest income from short-term fixed deposits ranging from 1 month to 3 months placed with Singapore banks. The increase in interest income was due to more placement of short-term fixed deposits during the year ended December 31, 2024.

Government grants mainly represented Jobs Growth Incentive, Progressive Wage Credit Scheme and government capability development grants received from the Singapore Government. The increase was mainly due to the higher Progressive Wage Credit Scheme and government capability development grants received, partially offset by the fact that the government grant related to the Jobs Growth Incentive, Jobs Support Scheme and the Jobs Support Scheme had ended and, therefore, no Jobs Growth Incentive grants were received during the year ended December 31, 2024.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the years ended December 31, 2023 and 2024, our interest expense remained comparable with 2023. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges, allowance for expected credit losses, gifts and donations, low value assets expense off and plant and equipment written-off. The following table sets forth the breakdown of our other expenses for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
	SGD’000	SGD’000

Cost of STICO anti-slip shoes	56	12
Bank charges	24	18
Allowance for expected credit losses	-	55
Plant and equipment written-off	-	61
Low value assets expense off	-	20
Exchange loss	275	-
Others(1)	242	98
Total	597	264

(1) Others mainly consists of professional training expenses, gifts and donations, consultant fee for public relation and other miscellaneous expenses.

Other expenses of our Group amounted to approximately SGD0.5 million for the year ended December 31, 2023 compared to SGD0.3 million for the year ended December 31, 2024 mainly due to a decrease in our cost of STICO anti-slip shoes as a result of fewer shoes having been sold and foreign exchange loss.

Income tax

During the year ended December 31, 2024, our income tax expense was comprised of our current tax expense for the period. The following table sets forth the breakdown of our income tax for the years ended December 31, 2023 and 2024.

	Year Ended December 31,
	2023	2024
	SGD’000	SGD’000

Current tax expense	158	150
Deferred tax	(47)	100
Total	111	250

Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands, our Group is not subject to any income tax in the Cayman Islands or in the British Virgin Islands. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our income tax, net, increased from SGD0.1 million for the year ended December 31, 2023 compared to SGD0.3 million for the year ended December 31, 2024. This was generally in line with the increase in our profit and taxable income.

Our Group had no tax obligation arising from other jurisdictions during the year ended December 31, 2024. During the year ended December 31, 2024, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the year

As a result of the foregoing, our net income for the year amounted to approximately SGD0.5 million and SGD32 thousand for the years ended December 31, 2023 and 2024, respectively.

Key Non-US GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-US GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP financial measure calculated as net income adjusted to exclude: (a) depreciation and amortization, (b) interest expense, (c) share-based compensation expense and (d) income tax expense.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-US GAAP Financial Measures”.

Reconciliation of Non-US GAAP Financial Measures

To supplement our financial information we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-US GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the financial years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	US$’000

Net income	1,192	519	32	25
Depreciation and amortization expenses	672	702	980	717
Interest expense	336	511	516	378
Share-based compensation expense	-	-	466	341
Income tax expense	235	111	250	183
Adjusted EBITDA	2,435	1,843	2,244	1,644

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

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2023 and 2024 in SGD and, for 2024, in US$:

	As of December 31,
	2023	2024	2024
	SGD’000	SGD’000	US$’000 (1)

Assets
Current assets:
Cash and cash equivalents	5,089	5,742	4,203
Accounts receivable, net	4,775	4,488	3,285
Prepaid expenses and other current assets, net	2,366	2,451	1,793
Deferred financing costs	356	356	261
Inventory	14,073	12,644	9,255
Total current assets	26,659	25,681	18,797

Financial instrument	245	506	370
Property, plant and equipment, net	6,672	4,058	2,970
Right-of-use assets, net	1,843	1,632	1,195
Other current assets, net	-	128	94
Deferred tax assets, net	74	74	54
Asset held for sale	-	3,035	2,222
Total non-current assets	8,834	9,433	6,905
TOTAL ASSETS	35,493	35,114	25,702

Liabilities
Current liabilities:
Bank loans - current	4,241	1,328	972
Lease payable - current	300	292	214
Accounts payable, accruals, and other current liabilities	2,085	1,678	1,228
Warranty liabilities	22	22	16
Income taxes payable	149	89	65
Contract liabilities	6,960	6,660	4,875
Total current liabilities	13,757	10,069	7,370

Bank loans – non-current	3,740	7,466	5,465
Lease payable – non-current	1,283	986	722
Deferred tax liabilities	-	100	73
Total non-current liabilities	5,023	8,552	6,260

TOTAL LIABILITIES	18,780	18,621	13,630

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$ 0.003 par value per share; 33,333,333 authorized as of December 31, 2023 and 2024; 5,006,666 and 5,306,666 shares issued and outstanding as of December 31, 2023 and 2024*	20	21	16
Additional paid-in capital	15,686	15,508	11,351
Treasure shares (9,952 and 46,406 acquired as of December 31, 2023 and 2024)	(18)	(66)	(48)
Retained earnings	1,126	1,158	849
Accumulated other comprehensive income	(101)	(128)	(96)
Total shareholders’ equity	16,713	16,493	12,072

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,493	35,114	25,702

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

(1)	Calculated at the rate of US$1.00 = SGD1.3662, as set forth in the statistical release of the Federal Reserve System on December 31, 2024.

As of December 31, 2024, we had positive working capital of approximately SGD15.6 million (US$11.4 million), total assets of approximately SGD35.1 million (US$25.7 million), total liabilities of approximately SGD18.6 million (US$13.6 million) and shareholders’ equity of approximately SGD16.5 million (US$12.1 million).

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2022, 2023 and 2024:

	2023	2024	2024
	SGD’000	SGD’000	US$’000

Cash and cash equivalents at beginning of the year	6,561	5,089	3,725

Net cash generated from operating activities	1,375	2,053	1,503
Net cash used in investing activities	(211)	(1,495)	(1,094)
Net cash (used in)/generated from financing activities	(2,567)	122	89
Foreign currency effect	(69)	(27)	(20)
Net change in cash and cash equivalents	(1,472)	653	478
Cash and cash equivalents at end of the year	5,089	5,742	4,203

Cash flows from operating activities

During the years ended December 31, 2023 and 2024, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, sub-contracting fees, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation and amortization, written-off of plant and equipment, reversal/addition of allowance for expected credit losses, change in fair value of financial instruments, stock-based compensation and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, prepaid expenses and other current assets, net, accounts payable, accruals and other current liabilities, contract liabilities, repayment of lease liabilities and income taxes payable.

For the year ended December 31, 2023, our net cash generated from operating activities was approximately SGD1.4 million, which primarily reflected our net income of approximately SGD0.5 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.7 million, (ii) the increase in contract liabilities of approximately SGD2.6 million, and (iii) the decrease in accounts receivable of approximately SGD0.8 million. The effect of these adjustments was offset by the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.8 million, the increase in inventories of approximately SGD2.2 million and repayment of lease liabilities of approximately SGD0.3 million.

For the year ended December 31, 2024, our net cash used in generated from operating activities was approximately SGD2.1 million, which primarily reflected our net income of approximately SGD0.1 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.8 million; (ii) amortization of right-of-use asset of approximately SGD0.2 million (iii) stock-based compensation expense of approximately SGD0.5 million; and (iv) the decrease in inventories of approximately SGD1.4 million. The effect of these factors was offset by the decrease of contract liabilities of approximately SGD0.3 million, the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.4 million and the repayment of lease liabilities of approximately SGD0.3 million, which partially mitigated the effect of the first two factors.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of (i) additions of financial instruments; and (ii) the purchase of property, plant and equipment.

For the year ended December 31, 2023, our net cash used in investing activities was approximately SGD0.2 million, primarily due to the purchase of property, plant and equipment of approximately SGD0.2 million to increase our operating capacity.

For the year ended December 31, 2024, our net cash used in investing activities was approximately SGD1.5 million, mainly attributable to additions of financial instruments of approximately SGD0.2 million and the purchase of property, plant and equipment of approximately SGD1.3 million.

Cash flows from financing activities

Our cash flows (used in)/generated from financing activities primarily consists of proceeds from and repayment of bank loans and lease liabilities, dividends paid, repayment of a controlling shareholder loan and payment of deferred financing costs.

For the year ended December 31, 2023, our Group recorded net cash used in financing activities of approximately SGD2.6 million, which was mainly attributable to the net repayment or drawdown of bank loans of approximately SGD1.5 million, repayment of a controlling shareholder loan of SGD0.7 million and payment of deferred financing costs of SGD0.4 million.

For the years ended December 31, 2024, our Group recorded net cash generated from financing activities of approximately SGD0.1 million, which was mainly attributable to the net proceeds from the drawdown of bank loans of approximately SGD0.8 million offset by payment of dividends of approximately SGD0.7 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Accounts receivable

Our accounts receivable, net, decreased from approximately SGD4.8 million as of December 31, 2023 to approximately SGD4.5 million as of December 31, 2024 mainly as a result of a decrease in sales during the period closer to year ended December 31, 2024.

We did not charge any interest on, or hold any collateral as security for these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2023	2024
	SGD’000	SGD’000

Within 30 days	3,923	1,825
Between 31 and 60 days	758	413
Between 61 and 90 days	38	1,437
More than 90 days	56	813
Total	4,775	4,488

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2023	2024
	SGD’000	SGD’000

Opening balance	34	23
(Reversal)/provision of loss allowance	(11)	55
Closing balance	23	78

We have a policy for determining the allowance for impairment based on the evaluation of collectability and ageing analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)’’). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

The following table sets forth our average accounts receivable turnover days for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024

Average accounts receivable turnover days(1)	96.7	87.7

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days were approximately 96.7 days and 87.7 days for the years ended December 31, 2023 and 2024, respectively. The decrease in average accounts receivable turnover days for the year ended December 31, 2024 was mainly due to decrease in sales during the period closer to year ended December 31, 2024. For details of the credit terms of our top five customers for the years ended December 31, 2023 and 2024, please refer to the section headed “Business - Our Customers’’ in this Annual Report.

During the years ended December 31, 2023 and 2024, accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review on each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable. For details of the background of our top five customers for the years ended December 31, 2023 and 2024, please refer to the section headed “Business - Our Customers’’ in this Annual Report.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers, prepaid of operating expenses and other receivables including loan receivables from a third party and staff loans. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31,
	2023	2024
	SGD’000	SGD’000

Other receivables	241	1,050
Deposits	47	47
Prepayments	2,078	1,482
Total	2,366	2,579

Our total other receivables, deposits and prepayments increased from approximately SGD2.4 million as of December 31, 2023 to approximately SGD2.6 million as of December 31, 2024, primarily attributable to increase in other receivables.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31,
	2023	2024
	SGD’000	SGD’000
Raw materials	10,136	9,295
Work-in-progress	3,062	2,536
Finished goods	875	813
	14,073	12,644

The following table sets forth our average inventory turnover days for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
Average inventory turnover days(1)	346.7	346.2

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year divided by cost of purchases for the respective year and multiplied the number of days in the respective year.

The decrease in inventories of approximately SGD1.5 million was primarily the result of increase in sales around period ended December 31, 2024. There is no obsolete inventory identified as of December 31, 2024.

Accounts payable, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 15 days to 90 days. Our accounts payable decreased from approximately SGD1.4 million as of December 31, 2023 to approximately SGD0.6 million as of December 31, 2024 due to lesser purchases around period ended December 31, 2024.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31,
	2023	2024
	SGD’000	SGD’000

Within 30 days	1,314	600
Between 31 and 60 days	82	5
Between 61 and 90 days	-	-
More than 90 days	-	-
Total	1,396	605

The following table sets forth our average accounts payable turnover days for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
Average accounts payable turnover days(1)	42.4	25.9

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year divided by cost of revenues for the respective year and multiplied the number of days in the respective year.

Our average accounts payable turnover days remained relatively within credit term and amounted to approximately 25.9 days for the year ended December 31, 2024.

As of December 31, 2024, our accounts payable as of December 31, 2023 have been fully settled.

Our Group did not have any material default in payment of accounts payable during the years ended December 31, 2023 and 2024.

Accruals

Accruals mainly represented expenses related to professional fees and payroll costs as of year ended December 31, 2023 and 2024. As of December 31, 2023 and 2024, our Group’s accruals amounted to approximately SGD0.7 million and SGD0.5 million.

Our Group did not have any material default in payment of other payables during the years ended December 31, 2023 and 2024.

Contract liabilities

Our contract liabilities represent the sales deposits and installments received during the year in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to approximately SGD7.0 million and SGD6.7 million as of December 31, 2023 and 2024, respectively.

Bank indebtedness

As of December 31, 2023, our bank indebtedness equaled an aggregate of SGD8.0 million, of which SGD7.8 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD4.2 million of our bank indebtedness as of December 31, 2023 constituted current liability and SGD3.8 million constituted non-current liability.

As of December 31, 2024, our bank indebtedness equaled an aggregate of SGD8.8 million of which SGD8.7 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD1.3 million of our bank indebtedness as of December 31, 2024 constitutes current liability and SGD7.4 million constitutes non-current liability.

Warranty liabilities

Our warranty liabilities during the year ended December 31, 2023 and 2024 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2023 and 2024, our Group recorded provisions of approximately SGD22 thousand respectively.

Income taxes payable

Our income taxes payable as of December 31, 2023 and 2024 were SGD0.1 million and SGD0.2 million, respectively.

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the years ended December 31, 2023 and 2024 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment, which are owned by our Group.

Commitments

Capital commitments

As of December 31, 2023 and 2024, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2023 and 2024 mainly related to replacement of obsolete equipment and factory improvement and renovation. For the years ended December 31, 2023 and 2024, our capital expenditures in relation to property, plant and equipment were approximately SGD0.2 million and SGD1.3 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the years ended December 31, 2023 and 2024.

Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. The Company’s critical accounting estimates affecting the financial statements were:

Inventories valuation

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Majority of inventories are made up of raw materials and work-in-progress, which are mainly for confirmed project ordered by customers.

The Company’s business relies on customer demand for their products and services. Any reduction in customer demand for instance cancellation of order for their products may have an adverse impact on their product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, the business, financial condition, results of operations and prospects may be materially and adversely affected.

The Company compares the cost of inventories for each project with the net realizable value and it applicable, an allowance is made for wring down the inventory to its net realizable value, if lower than cost. On a going basis, inventories are reviewed for potential write-down for estimated obsolescence or slow moving which equals the difference between the costs of inventories and estimated net realizable value based on customers’ demand including expected delivery date, historical working profile, total advance payment received and market condition. When inventories are written down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. Based on the Company’s assessment, no inventories are recorded at lower of cost and no indication of slow moving or obsolete inventories.

Recent Accounting Pronouncements

See Note 2 of the notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Annual Report for a discussion of recently issued accounting standards.

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), the year-over-year percentage changes in the consumer price index for 2023 and 2022 were 4.8% and 6.1%, respectively, and is expected to come in at 2.5% for 2024. According to the MAS, core inflation has continued to moderate, and is expected to come in at 2.0% for 2024 with an average between 2.5% and 3.0% for 2024 as a whole, down from 4.2% in 2023. (See www.mas.gov.sg/news/monetary-policy-statements/2024/mas-monetary-policy-statement-14oct24.) Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

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

Foreign Exchange Risk

While our reporting currency is the US Dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in SGD. All of our assets are denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US Dollar and SGD. If the SGD depreciates against the US Dollar, the value of our SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Name	Age	Title

Executive Officers and Directors:

Hong Bee Yin	53	Chairman, Executive Director and Chief Executive Officer
Long Jia Kwang	47	Executive Director and Chief Financial Officer

Independent Non-executive Directors:

Singh Karmjit	78	Independent Non-executive Director
Tay Jingyan, Gerald	37	Independent Non-executive Director
Khoo Su Nee, Joanne	51	Independent Non-executive Director

Key Personnel:

Zhao Liang	43	Head of design department
Wui Chin Hou	52	Field operations manager

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

Ms. Khoo has close to 30 years of experience in corporate finance and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent non-executive director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)) and was re-designated as a non-independent non-executive director on 30 October 2024. Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX: BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX: XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC). Since February 2024, she has also served as an independent non-executive director of Ryde Group Ltd (a company listed on the NYSE American (stock code: NYSE AMERICAN:RYDE).

Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology University in November 1997. She was admitted as a Certified Practicing Accountant of the CPA Australia in October 1999 and a Chartered Accountant of the Malaysian Institute of Accountants in July 2000. Ms. Khoo was a member of the Women Corporate Directors from September 2018 to June 2019.

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

Mr. Singh has over 47 years of experience in business management. From 1974 to 1998, Mr. Singh worked at Singapore Airlines Limited serving in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr. Singh joined SATS Ltd. in July 1998 as the chief executive of SATS Airport Services Pte Ltd. and then became the chief operating officer of SATS Ltd. in July 2004 overseeing the ground handling and inflight catering operation of the SATS group of companies until his retirement in September 2009. He then became the consultant to the president and chief executive officer of SATS Ltd. from October 2009 until September 2010.

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

Mr. Tay has over 20 years of experience in business management and financial advisory services. Since October 2014, Mr. Tay has been the group chief executive officer of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. Mr. Tay worked with TPS Group Alliance as an associate from January 2005 until his promotion as the chief executive officer. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Corporation Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

Mr. Tay obtained a Bachelor of Arts degree in Communication from the University at Buffalo, The State University of New York in February 2012.

Key Personnel

Mr. Zhao Liang joined our Group as the head of the design department in October 2010 and is mainly responsible for leading the design of the mechanical and process aspects of cleaning systems and other equipment.

Mr. Zhao has over 16 years of experience in engineering and mechanical design. From February 2006 to September 2010, Mr. Zhao worked in JCS Automation Pte Ltd. with his last position as the head of the design department.

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

Mr. Wui has over 26 years of experience in production management. Prior to joining our Group, Mr. Wui worked at Mitsubishi Chemical Infonics Pte Ltd. from January 1996 to September 2008 with his last position as a production supervisor. From September 2008 to September 2016, Mr. Wui worked at Armstrong Industrial Corporation Limited with his last position as an assistant production manager.

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

On April 26, 2024, our Board of Directors approved an amendment to the audit committee charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further resolved that the audit committee will have full authority and power to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the audit committee to: (i) understand the economic drivers and impact of cyber-risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Item 16K included in the Annual Report on Form 20-F for the year ended December 31, 2023.

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to the Annual Report for fiscal year ended December 31, 2023. .

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

Compensation

For the year ended December 31, 2023 and 2024, we paid an aggregate of SGD952,000 and SGD1,490,000 as compensation to our directors, our executive officers and our key employees. The increase in compensation to our directors, our executive officers and our key employees for the year ended December 31, 2024 was mainly due to the revision of our CEO remuneration package since January 1, 2024, the payment of share-based compensation expense to our CEO and the payment of a special bonus as an incentive to our key management personnel.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the year ended December 31, 2023 and 2024 other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated SGD68,000 and SGD82,000 for officers and directors.

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

On August 12, 2024, the Board of Directors approved an amendment to Ms. Hong Bee Yin’s employment agreement as Executive Director of our subsidiaries with effect from January 1, 2024, under which we agreed to pay Ms. Hong a total monthly remuneration of SGD52,500 (consisting of a monthly salary of SGD45,000, a monthly director’s fee of SGD2,500 and a monthly transport allowance of SGD5,000) for total annual remuneration of SGD630,000. In addition, the annual cash bonus provision was amended so that, in addition to the total annual remuneration payable to Ms. Hong, we have agreed to pay Ms. Hong a cash performance bonus in an amount equal to the percentages reflected below based on the amount of the Group’s profits before tax (“PBT”), excluding any extraordinary items, as evidenced by the audited fiscal year-end financial statements for any given fiscal year as follows:

Audited Group’s PBT	Percentage of Profit Sharing	Performance Bonus

First SGD1,000,000	0%	SGD0
From SGD1,000,001 – SGD2,000,000	10%	*
From SGD1,000,001 – SGD2,000,000	15%	*
From SGD3,000,001 and above	20%	*

* Dependent on the amount of the Group’s PBT

Effective as of March 5, 2020, we entered into an additional employment agreement with Hong Bee Yin pursuant to which she was employed as an Executive Director, Chairman and Chief Executive Officer of JE Cleantech Holdings Limited. That agreement provides for a monthly base director fee of US$6,000. The other terms stated herein remain unchanged.

The aggregate compensation paid to Ms. Hong for the years ended December 31, 2023 and 2024, pursuant to both employment agreements, combined, was US$352,286 and US$567,245, respectively.

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

On August 12, 2024, the Board of Directors approved a special bonus of S$50,000 to be paid to Mr Long.

The aggregate compensation paid to Mr. Long for the years ended December 31, 2023 and 2024 was US$162,191 and US$209,785, respectively.

In addition, our executive directors will be entitled to participate in the JE Cleantech Holdings Limited 2022 Equity Incentive Plan or such other share option scheme as may be adopted by the Corporation, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our executive directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

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

Employees

As of December 31, 2024, we employed a total of 95 persons, 53 of whom are employed by JCS-Echigo and 42 of whom are employed by Hygiea. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of December 31, 2024 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Named Executive Officers and Directors:
Hong Bee Yin(2)	3,500,000	66.5%
Long Jia Kwang	-	-%
Karmjit Singh	-	-%
Tay Jingyan, Gerald	-	-%
Khoo Su Nee, Joanne	-	-%

All executive officers and directors as a group (5 persons)	3,500,000	66.5%

5% Shareholders:
JE Cleantech Global Limited	3,200,000	60.8%

(1) Based on 5,260,260 shares outstanding as of December 31, 2024.

(2) Includes 3,200,000 shares held by JE Cleantech Global Limited, a company directly owned as to 100.00% by Ms. Hong, as of December 31, 2024 and 300,000 shares held directly by Ms. Hong.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Resale Registration

On February 26, 2025, the Company completed the registration of 800,000 Ordinary Shares beneficially owned by its Chairman and Chief Executive Officer through her 100% ownership of JE Cleantech Global Limited. The Ordinary Shares were previously issued to JE Cleantech Global Limited as a result of the corporate reorganization on December 28, 2021, the details of which are set forth above under “Item 4. Information on the Company – Corporate Structure.”

We registered the Ordinary Shares in order to permit JE Cleantech Global Limited to offer the Ordinary Shares for resale from time to time.

Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, through her 100% equity ownership of JE Cleantech Global Limited and her direct ownership of 300,000 shares, currently beneficially owns an aggregate of approximately 66.5% of our issued and Ordinary Shares. If all of the 800,000 recently registered Ordinary Shares are sold, Ms. Hong’s beneficial ownership of our outstanding shares will be reduced to approximately 51.3%. Therefore, Ms. Hong will continue to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without Ms. Hong’s consent, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may adversely affect the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Security Ownership of Certain Beneficial Owners and Management.”

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2022, 2023 and 2024, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singapore law.

Nature of relationships with related parties:

		For the years ended December 31,
Related parties	Relationship	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Amount due to:
Ms. Hong Bee Yin	Our CEO and Controlling shareholder	741	-	-	-

Non-trade advance from controlling shareholder is unsecured, interest free and repayment on demand. As of December 31, 2023 and 2024, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Related party transactions:

		For the years ended December 31,
Transaction nature	Name	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Net proceeds from/(repayment) to controlling shareholder	Ms. Hong Bee Yin	(714)	-	-	-
Shares issued as stock-based compensation to controlling shareholder	Ms. Hong Bee Yin	-	-	466	341
Dividend paid to controlling shareholder	Ms. Hong Bee Yin	-	-	425	311

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2022, 2023 and 2024.

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

Dividends and Dividend Policy

Dividend of SGD643 thousand (approximately US$471 thousand) was declared during the year ended December 31, 2024 and the dividend was fully paid during the year ended December 31, 2024. No dividends were declared for the years ended December 31, 2022 and 2023, respectively. The Company will plan and declare dividends depending on the available funds and earnings of the Company.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were denominated in United States dollars during the years ended December 31, 2022, 2023 and 2024. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the years ended December 31, 2022 and 2023:

	Year Ended December 31, 2023		Year Ended December 31, 2024
Audit Fees	US$	128,000	US$	128,000
Audit Related Fees		-
Tax Fees		-
All Other Fees		-
Total	US$	128,000	US$	128,000

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2024.

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
JE Cleantech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of income and comprehensive income(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California May 15, 2025

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	SGD’000	SGD’000	US$’000
			(Note 2(e))
Assets
Current assets:
Cash and cash equivalents	5,089	5,742	4,203
Accounts receivable, net	4,775	4,488	3,285
Prepaid expenses and other current assets, net	2,366	2,451	1,793
Deferred financing costs	356	356	261
Inventory	14,073	12,644	9,255
Total current assets	26,659	25,681	18,797

Financial instrument	245	506	370
Property, plant and equipment, net	6,672	4,058	2,970
Right-of-use assets, net	1,843	1,632	1,195
Other current assets, net	-	128	94
Deferred tax assets, net	74	74	54
Asset held for sale	-	3,035	2,222
Total non-current assets	8,834	9,433	6,905
TOTAL ASSETS	35,493	35,114	25,702

Liabilities
Current liabilities:
Bank loans - current	4,241	1,328	972
Lease payable - current	300	292	214
Accounts payable, accruals, and other current liabilities	2,085	1,678	1,228
Warranty liabilities	22	22	16
Income taxes payable	149	89	65
Contract liabilities	6,960	6,660	4,875
Total current liabilities	13,757	10,069	7,370

Bank loans – non-current	3,740	7,466	5,465
Lease payable – non-current	1,283	986	722
Deferred tax liabilities	-	100	73
Total non-current liabilities	5,023	8,552	6,260

TOTAL LIABILITIES	18,780	18,621	13,630

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$ 0.003 par value per share; 33,333,333 authorized as of December 31, 2023 and 2024; 5,006,666 and 5,306,666 shares issued and outstanding as of December 31, 2023 and 2024*	20	21	16
Additional paid-in capital	15,686	15,508	11,351
Treasury shares (9,952 and 46,406 acquired as of December 31, 2023 and 2024)	(18)	(66)	(48)
Retained earnings	1,126	1,158	849
Accumulated other comprehensive income	(101)	(128)	(96)
Total shareholders’ equity	16,713	16,493	12,072

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,493	35,114	25,702

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Revenues	18,631	18,032	19,279	14,111
Cost of revenues	(13,503)	(13,666)	(14,085)	(10,310)
Gross profit	5,128	4,366	5,194	3,801

Operating expenses:
Selling and marketing expenses	(27)	(53)	(122)	(89)
General and administrative expenses	(3,337)	(3,303)	(5,102)	(3,733)
Total operating expenses	(3,364)	(3,356)	(5,224)	(3,822)

Income (loss) from operations	1,764	1,010	(30)	(21)

Other income (loss):
Other income	542	728	1,073	786
Interest expense	(336)	(511)	(516)	(378)
Other expense	(545)	(597)	(264)	(193)
Change in fair value in financial instrument	2	-	19	14
Total other (loss) income	(337)	(380)	312	229

Income before tax expense	1,427	630	282	208
Income tax expense	(235)	(111)	(250)	(183)
Net income	1,192	519	32	25
Other comprehensive income
Foreign currency translation gain/ (loss), net	2	(69)	(27)	(20)
Total comprehensive income	1,194	450	5	5

Net income per share attributable to ordinary shareholders
Basic and diluted*	0.25	0.10	0.00	0.00
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	4,697,722	5,006,666	5,100,365	5,100,365

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Treasury Shares		Accumulated
	No. of shares *	Amount	Additional paid-in capital	No. of shares	Treasury shares	Other Comprehensive loss	Retained earnings/(deficit)	Total stockholders’ equity
		SGD’000	SGD’000		SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2022	4,000,000	16	3,626	-	-	(34)	(585)	3,023
Net income	-	-	-	-	-	-	1,192	1,192
Foreign currency translation adjustment	-	-	-	-	-	2	-	2
Issue of new shares	1,006,666	4	12,060	-	-	-	-	12,064
Balance as of December 31, 2022	5,006,666	20	15,686	-	-	(32)	607	16,281
Net income	-	-	-	-	-	-	519	519
Foreign currency translation adjustment	-	-	-	-	-	(69)	-	(69)
Issue of new shares	-	-	-	(9,952)	(18)	-	-	(18)
Balance as of December 31, 2023	5,006,666	20	15,686	(9,952)	(18)	(101)	1,126	16,713

Net income	-	-	-	-	-	-	32	32
Foreign currency translation adjustment	-	-	-	-	-	(27)	-	(27)
Dividend paid	-	-	(643)	-	-	-	-	(643)
Shares issued as stock-based compensation	300,000	1	465	-	-	-	-	466
Acquisition of treasury shares	-	-	-	(36,454)	(48)	-	-	(48)
Balance as of December 31, 2024	5,306,666	21	15,508	(46,406)	(66)	(128)	1,158	16,493
Balance as of December 31, 2024 (US$)	5,306,666	16	11,351	(46,406)	(48)	(96)	849	12,072

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Net income	1,192	519	32	25
Adjustment:
Depreciation of property, plant and equipment	522	493	769	563
Amortization of right-of-use assets	150	209	211	154
Written-off of property, plant and equipment	36	-	63	46
(Reversal)/Addition of allowance for expected credit losses	-	(11)	55	40
Change in fair value of financial instruments	(2)	-	(19)	(14)
Stock-based compensation	-	-	466	341
Changes in operating assets:
(Increase)/decrease in inventories	(9,335)	(2,181)	1,429	1,046
(Increase)/decrease of accounts receivable, prepaid expenses and other current assets, net	(2,495)	753	19	14
Increase/(decrease) of accounts payable, accruals and other current liabilities	374	(757)	(407)	(298)
Increase/(decrease) of contract liabilities	4,319	2,641	(300)	(220)
Repayment of lease liabilities	-	(291)	(305)	(223)
Income taxes payables	-	-	40	29

Cash (used in)/ provided by operating activities	(5,239)	1,375	2,053	1,503

Proceeds from disposal of property, plant and equipment	20	-	-	-
Additions of financial instruments	-	-	(242)	(177)
Purchase of property, plant and equipment	(817)	(211)	(1,253)	(917)

Cash used in investing activities	(797)	(211)	(1,495)	(1,094)

Net proceeds from/(repayment of) controlling shareholder loan	(782)	(741)	-	-
Proceed from bank loans	-	250	5,664	4,146
Repayment of bank loans	(312)	(1,702)	(4,851)	(3,551)
Dividends paid	-	-	(643)	(471)
Proceeds from issuance of shares	14,931	-	-	-
Purchase of treasury shares	-	(18)	(48)	(35)
Placement of escrowed funds with escrow agent	(804)	-	-	-
Payment of deferred financing costs	(1,546)	(356)	-	-
Cash provided by/(used in) financing activities	11,487	(2,567)	122	89
Foreign currency effect	2	(69)	(27)	(20)
Net change in cash and cash equivalents	5,453	(1,472)	653	478

Cash and cash equivalents as of beginning of the year	1,108	6,561	5,089	3,725
Cash and cash equivalents as of the end of the year	6,561	5,089	5,742	4,203
Net increase/(decrease) in cash	5,453	(1,472)	653	478

Supplementary Cash Flows Information
Cash paid for interest	317	511	516	378
Cash paid for taxes	-	289	210	154

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

The Company and its subsidiaries are in the table as follows:

Percentage of effective ownership
		December 31,
Name	Date of Incorporation	2023	2024	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to inventory valuation, allowance for expected credit losses and fair value of financial instruments. Actual results could vary from the estimates and assumptions that were used.

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

	December 31,
	2023	2024
SGD to US$ Year End	0.7580	0.7320
SGD to US$ Average Rate	0.7447	0.7483

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from SGD into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7320 = SGD 1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024.

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

(g) Related parties

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(i) Restricted cash

Restricted cash are bank deposits that are pledge to the bank as security for outstanding loans and bank borrowings. The carrying amount for restricted cash was Nil as of December 31, 2023 and 2024, respectively.

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

(k) Prepaid expenses and other current asset, net

Prepaid expenses and other current asset, net mainly represents advances made to suppliers, prepaid of operating expenses, loan receivables from a third party with interest bearing of 5% per annum and repayable by December 31, 2025 and staff loans with interest free and repayable by September 30, 2027 and October 31, 2030.

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

(m) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Land use right	Over the lease term
Leasehold buildings	30 years
Leasehold improvements	5 years
Plant and machinery	5 to 10 years
Equipment, furniture and fittings	1-5 years

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

(n) Asset held for sale

The Company classifies long-lived assets as held for sale in the period in which the following six criteria are met, (i) management, having the authority to approve the action, commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale of the property is probable and is expected to be completed within one year; (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, in accordance with Accounting Standard Codification (“ASC”) 360, Property, Plant and Equipment. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

(o) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2023 and 2024.

(p) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(q) Commitments and contingencies

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

(r) Treasury shares

Share repurchases are accounted for under ASC 505-30, which requires them be recorded and shown separately as a reduction to shareholders’ equity.

(s) Revenue recognition

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

Provision for centralized dishware washing and general cleaning services

The Company delivers centralized dishware washing and general cleaning service daily over the course of a month to their customers, and charge the customers on a monthly basis with payment terms of 7 to 45 days. The Company recognizes revenue over time as the customer simultaneously receives and consumes the benefits provided by the Company during the contract period with fixed monthly charge.

Sales of cleaning systems and other equipment

For the sales of sterilization and cleaning systems, related cleaning equipment, equipment parts and components, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligation that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipts of the products. The Company also bundles the delivery of the products and installation/commission services to their customers in a single contract that are not distinct within the context of the contract, the performance obligation is satisfied at a point in time upon completion of the installation services and is accepted by customer. The Company includes a warranty on its product for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Company’s consolidated statements of income and the corresponding amount to the warrant liabilities on the Company’s consolidated balance sheets. Details on the changes in the warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

Leasing of dishware washing machines

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

(t) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs and production overhead.

(u) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(v) General and administrative expenses

General and administrative expenses mainly consist of staff cost including stock-based compensation, depreciation or amortization, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(w) Other income and other expenses

Other income mainly consist of bank interest income, government capability development grants and net exchange gain.

Other expenses mainly consist of allowance for expected credit losses, gifts and donations, low value assets expense off and plant and equipment written-off.

(x) Operating leases

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

(y) Income taxes

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(z) Dividends

Dividends are recognized when declared. Dividend of SGD643 thousand (US$471 thousand) was declared during the year ended December 31, 2024 and the dividend was fully paid during the year ended December 31, 2024. No dividends were declared for the years ended December 31, 2022 and 2023, respectively. The Company will plan and declare dividends depending on the available funds and earnings of the Company.

(aa) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(ab) Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 became effective starting January 1, 2024, and was applied on a retrospective basis to all periods presented. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter. See Note 16 for detail.

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments: 1) Sales of cleaning systems and other equipment, and 2) Provision of centralized dishware washing and general cleaning services. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

(ac) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires the annual financial statements to include consistent categories and greater disaggregation information in the rate reconciliation, income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company is currently evaluating the potential impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Accounts receivable	4,798	4,566	3,342
Less: allowance for expected credit losses	(23)	(78)	(57)
Accounts receivable, net	4,775	4,488	3,285

The movements in the allowance for expected credit losses for the years ended December 31, 2023 and 2024 were as follows:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Balance at beginning of the year	34	23	17
Additions	-	55	40
Reversal	(11)	-	-
Balance at end of the year	23	78	57

4. INVENTORY

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Raw materials	10,136	9,295	6,804
Work-in-progress	3,062	2,536	1,856
Finished goods	875	813	595
Total inventory, net	14,073	12,644	9,255

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

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
As of January 1,	245	245	179
Additions	-	242	177
Change in fair value recognized in profit or loss	-	19	14
As of December 31,	245	506	370

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Leasehold buildings	7,523	2,948	2,158
Leasehold improvements	-	910	666
Plant and machinery	4,535	4,380	3,206
Equipment, furniture and fittings	2,724	2,883	2,110
Subtotal	14,782	11,121	8,140
Less: accumulated depreciation	(8,110)	(7,063)	(5,170)
Property, plant and equipment, net	6,672	4,058	2,970

Depreciation expense was approximately SGD493 thousand and SGD769 thousand (US$563 thousand) for the years ended December 31, 2023 and 2024, respectively.

Leasehold buildings are pledged with a bank to secure bank loans (Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore, certain plant and machinery, furniture and fittings and motor vehicles under a number of leases.

The Company recognized operating lease ROU assets and lease liabilities as follows:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Right-of-use assets	2,592	2,592	1,897
Less: accumulated amortization	(749)	(960)	(702)
Operating lease ROU asset, net	1,843	1,632	1,195

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Operating lease liabilities
Current portion	300	292	214
Non-current portion	1,283	986	722
Total	1,583	1,278	936

The operating lease ROU asset with carrying amount of SGD804 thousand and SGD739 thousand (US$218 thousand) are pledged with a bank to secure bank loans (Note 9) as of December 31, 2023 and 2024, respectively.

As of December 31, 2024, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000	USD’000
2025	294	215
2026	190	139
2027	128	94
2028	28	20
2029	30	22
Thereafter	608	446
Total	1,278	936

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2024:

Weighted average discount rate	4.33%
Weighted average remaining lease term (years)	11

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to an offering exercise. Deferred offering costs will be charged to shareholders’ equity upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and 2024, the Company capitalized SGD356 thousand of deferred offering costs.

9. BANK LOANS

The bank loans as of December 31, 2023 and 2024 are set out below:

Bank loans	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						SGD’000
Secured floating rate bank loans	SGD	2015 - 2028	SIBOR+1.25% to +1.5%	NIL		7,841
	US$	2023 - 2029	London Inter Bank Offer Rate +1.25%	NIL		140
Balance as of December 31, 2023					3,430	7,981

Secured floating rate bank loans	SGD	2015 - 2028	SIBOR+1.25% to +1.5%	NIL		8,676
	US$	2023 - 2029	London Inter Bank Offer Rate +1.25%	NIL		118
Balance as of December 31, 2024					3,430	8,794
Balance as of December 31, 2024 (US$)					2,511	6,437

Other than directors’ personal guarantee, the bank loans are secured by corporate guarantee provided the Company, financial instrument (Note 5), leasehold buildings (Note 6) and operating lease ROU asset (Note 7).

	Carrying amount	Within 1 year	2025	2026	2027	2028	Thereafter
	SGD’000
Secured floating rate bank loans	7,841	4,218	180	180	180	180	2,903
	140	23	23	23	23	23	25
Balance as of December 31, 2023	7,981	4,241	203	203	203	203	2,928

Bank loans	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
	SGD’000
Secured floating rate bank loans	8,676	1,304	1,309	4,400	1,142	521	-
	118	24	24	24	24	22	-
Balance as of December 31, 2024	8,794	1,328	1,333	4,424	1,166	543	-
Balance as of December 31, 2024 (US$)	6,437	972	976	3,239	854	396	-

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Accounts payable	1,396	605	443
Payroll payable	507	561	411
Payable to other services	29	33	24
Deposits	6	379	277
Others	147	100	73
Total	2,085	1,678	1,228

11. WARRANTY LIABILITIES

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
As of January 1,	22	22	16
Additional accrual	37	29	21
Utilized	(37)	(29)	(21)
As of December 31,	22	22	16

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to the advance consideration received from customers.

Movement in contract liabilities:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
As of January 1,	4,319	6,960	5,094
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(140)	(4,609)	(3,374)
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year in respect of machines still under production	2,781	4,309	3,155

As of December 31,	6,960	6,660	4,875

13. ASSET HELD FOR SALE

The Company classified a leasehold building with carrying amount of approximately SGD3.1 million (US$2.3 million) as held for sale in the period in which it met the criteria of asset held for sale as the Company has entered into an option to purchase agreement with an independent third party purchaser for the sale of one of its leasehold industrial property with for a selling price of SGD7,393,000 (US$5,480,000) with the completion date of the transaction expected to occur by August 31, 2025. An initial deposit equivalent to five percent of the selling price amounting to SGD369,650 (US$274,000) has been collected by the Company. The completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the property to the purchaser. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

The following table summarizes the carrying amounts of asset held for sale for each of the years presented:

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Assets
Asset held for sale	-	3,035	2,222
Total non-current assets held for sale	-	3,035	2,222

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Deferred tax assets	74	74	54
Deferred tax liabilities	-	(100)	(73)
	74	(26)	(19)

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000

As of January 1, 2022	(156)	5	163	12
Recognized in statements of income	192	-	(138)	54
As of December 31, 2022	36	5	25	66
Recognized in statements of income	33	-	(25)	8
As of December 31, 2023	69	5	-	74
Recognized in statements of income	(100)	-	-	(100)
As of December 31, 2024	(31)	5	-	(26)

15. EQUITY

Common stock

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

On November 15, 2024, the Board approved a special share award of 300,000 shares issued to Ms. Hong Bee Yin under the approved 2022 equity incentive plan. The fair value per share was US$1.16. The award was fully vested immediately and the total fair value of US$348,000 was recognized as general and administrative expenses in the consolidated statements of income and comprehensive income (loss). As a result, the Company’s common stock increased from 5,006,666 to 5,306,666 as of the date hereof.

Treasury shares

During the financial year ended December 31, 2023 and 2024, the Company acquired 9,952 and 36,454 of its own shares at the total purchase consideration of SGD18 thousand and SGD48 thousand (US$45 thousand), respectively.

16. REVENUES BY PRODUCT AND GEOGRAPHY AND SEGMENTS

	For the years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	USD’000
Sales of cleaning systems and other equipment	11,443	10,991	11,979	8,768
Provision of centralized dishware washing and general cleaning services	6,879	6,710	6,843	5,009
Leasing of dishware washing equipment	309	331	457	334
Revenue	18,631	18,032	19,279	14,111

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2024
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Timing of revenue recognition:
Point in time	11,979	-	11,979	8,768
Over time	-	7,300	7,300	5,343
Revenue	11,979	7,300	19,279	14,111

	For the year ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	10,991	-	10,991
Over time	-	7,041	7,041
Revenue	10,991	7,041	18,032

	For the year ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	11,443	-	11,443
Over time	-	7,188	7,188
Revenue	11,443	7,188	18,631

During the periods presented in these consolidated financial statements, the Company reports two operating segments: 1) Sales of cleaning systems and other equipment, and 2) Provision of centralized dishware washing and general cleaning services.

The CODM allocates resources to and assess the performance of each operating segment using information about the operating segment’s revenue and income (loss) from operations. The CODM regularly reviews the Company’s revenue, cost and gross profit/loss derived from each revenue stream and is also provided with information of segment expenses. The CODM does not evaluate operating segments using asset or liability information.

The following tables present summary of the Company’s breakdown of net revenues by segments and operating segment results for the years ended December 31, 2022, 2023 and 2024, respectively. There was no significant transaction between reportable segments and non-significant non-cash items (other than depreciation and amortization) for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	USD’000
Net revenues:
Sales of cleaning systems and other equipment	11,443	10,991	11,979	8,768
Provision of centralized dishware washing and general cleaning services	7,188	7,041	7,300	5,343
	18,631	18,032	19,279	14,111

Cost of revenues:
Sales of cleaning systems and other equipment	(7,113)	(7,570)	(7,686)	(5,626)
Provision of centralized dishware washing and general cleaning services	(6,390)	(6,096)	(6,399)	(4,684)
	(13,503)	(13,666)	(14,085)	(10,310)

Gross profit:
Sales of cleaning systems and other equipment	4,330	3,421	4,293	3,142
Provision of centralized dishware washing and general cleaning services	798	945	901	659
	5,128	4,366	5,194	3,801

Significant expenses:
Sales of cleaning systems and other equipment
Payroll expense	(1,472)	(1,104)	(2,069)	(1,514)
Other segment items (Note (i))	(758)	(657)	(874)	(640)
	(2,230)	(1,761)	(2,943)	(2,154)

Provision of centralized dishware washing and general cleaning services
Payroll expense	(367)	(342)	(479)	(351)
Other segment items (Note (i))	(124)	(104)	(130)	(95)
	(491)	(446)	(609)	(446)

Provision of expected credit loss	27	11	(55)	(40)
Interest income	-	175	194	142
Interest expense	(336)	(511)	(516)	(378)
Other unallocated expense (Note (ii))	(906)	(1,315)	(1,233)	(900)
	(1,215)	(1,640)	(1,610)	(1,176)

Net profit	1,192	519	32	25

Note
(i)	Other segment items include selling and marketing expenses and general and administrative expenses other than payroll expenses.
(ii)	Other unallocated expenses include legal and professional fees, income tax expense, and change in fair value in financial instrument and exchange difference.

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	For the year ended December 31, 2024
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Geographical location:
Singapore	1,424	7,300	8,724	6,386
Malaysia	7,280	-	7,280	5,329
Other countries	3,275	-	3,275	2,396
Revenue	11,979	7,300	19,279	14,111

	For the year ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	6,128	7,041	13,169
Malaysia	1,018	-	1,018
Other countries	3,845	-	3,845
Revenue	10,991	7,041	18,032

	For the year ended December 31, 2022
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	2,946	7,188	10,134
Malaysia	4,264	-	4,264
Other countries	4,233	-	4,233
Revenue	11,443	7,188	18,631

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd. are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiary, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2023: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	USD’000
Income tax:
Current year	289	99	150	110
Under provision of prior years	-	20	-	-
Current Income Tax Expense Benefit	289	119	150	110
Deferred tax:
Current year	(61)	(47)	100	73
Under provision of prior years	7	39	-	-
Deferred Income Tax Expense Benefit	(54)	(8)	100	73
Income Tax Expense (Benefit)	235	111	250	183

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2023: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	USD’000
Income before tax expenses:	1,427	630	282	208

Tax at the domestic income tax rate	243	107	48	35
Tax effect of expenses that are not deductible in determining taxable profit	27	39	605	443
Under provision in prior years	7	12	-	-
Tax effect of non-taxable incomes	(42)	(47)	(403)	(295)
Income Tax Expense (Benefit)	235	111	250	183

18. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

		For the years ended December 31,
Related parties	Relationship	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Amount due to:
Ms. Hong Bee Yin	Controlling shareholder	741	-	-	-

Non-trade advance from controlling shareholder is unsecured, interest free and repayment on demand. As of December 31, 2023 and 2024, the amount of outstanding loan owed to Ms. Hong Bee Yin is Nil.

Related party transactions:

		For the years ended December 31,
Transaction nature	Name	2022	2023	2024	2024
		SGD’000	SGD’000	SGD’000	USD’000
Net proceeds from/(repayment) to controlling shareholder	Ms. Hong Bee Yin	(714)	-	-	-
Shares issued as stock-based compensation to controlling shareholder	Ms. Hong Bee Yin	-	-	466	341
Dividend paid to controlling shareholder	Ms. Hong Bee Yin	-	-	425	311

Other than the above-mentioned disclosure, there were no other significant related party transactions conducted during the years ended December 31, 2022, 2023 and 2024.

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the financial years ended December 31,
	2022		2023		2024		2024
	SGD’000		SGD’000		SGD’000		USD’000
Amount of the Company’s revenue
Customer A	4,094		-	*	7,795		5,706
Customer B	3,902		3,495		2,652		1,941
Customer C	-	*	4,372		-	*	-	*

*	Revenue from relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts receivable
Customer A	334	1,592	1,165
Customer B	624	573	419
Customer C	2,302	762	558

**	Account receivable from relevant customer was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the financial years ended December 31,
	2022	2023	2024	2024
	SGD’000	SGD’000	SGD’000	USD’000
Amount of the Company’s purchase
Supplier B	-#	1,574	1,642	1,202
Supplier C	-#	1,172	-	-
Supplier D	-#	1,103	1,266	927

#	Purchase from relevant supplier was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2023	2024	2024
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts payable
Supplier A	-##	80	59
Supplier C	-##	117	86
Supplier D	141	-	-

##	Account payable from relevant supplier was less than 10% of the Company’s total accounts payable for the respective year.

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

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

The Company has entered into an option to purchase agreement with an independent third party purchaser for the sale of one of its leasehold industrial property for SGD7,393,000 (US$5,480,000) with the completion date of the transaction expected to occur by August 31, 2025. Completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the property to the purchaser.

Except for the above, the Company has assessed all events from December 31, 2024 through the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.

Item 19. Exhibits

Exhibit List

Exhibit No.	Name

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
2.1	Description of Registered Securities (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
4.1	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.3	Banking Facility from United Overseas Bank Limited to JCS-Echigo Pte Ltd (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.4	Loan Facility Agreement between Hong Bee Yin and JE Cleantech Holdings Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.5	Audit Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.6	Amended Audit Committee Charter (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
4.7	Nomination Committee Charter (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.8	Compensation Committee Charter (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.9	Amended Compensation Committee Charter (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
8.1	List of Subsidiaries of JE Cleantech Holdings Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
10.10	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2025).
11.1	Code of Ethics of the Company (incorporated by reference to Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
11.2	Insider Trading Policy of JE Cleantech Holdings Limited (incorporated by reference to Exhibit 11.2 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

110

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JE CLEANTECH HOLDINGS LIMITED

Dated May 15, 2025	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer
and Director

Dated May 15, 2025	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

111