Form 20-F
period 2025-12-31
JE Cleantech Holdings Ltd
filed 2026-05-08
CIK 1905511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.003	JCSE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:1 None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,752,720 Class A Ordinary Shares and 3,500,000 Class B Ordinary Shares at December 31, 2025.

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

OVERVIEW

Our Group is based in Singapore and is principally engaged in: (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our cleaning systems business, which started in 2006, includes the design, development, manufacture and sale of cleaning systems for various industrial end-use applications to customers mainly in Singapore and Malaysia. We have also provided centralized dishwashing services since 2013 and general cleaning services since 2015, mainly for food and beverage establishments in Singapore.

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

Risks Related to Our Business and Industry

We have a limited number of customer groups  and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers.

Our aggregate sales generated from our top five customer groups amounted to approximately 66.1%, 70.1% and 73.7% of our revenue for the years ended December 31, 2023, 2024 and 2025, respectively. In particular, sales to our largest customer group, which is principally engaged in the manufacture of hard disk drives (“HDD”) and semiconductors,  amounted to approximately SGD4.4 million, SGD7.8 million and SGD9.5 million, representing approximately 24.2%, 40.4% and 46.8% of our revenue, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

We derived a significant portion of our revenue from our largest customer group during the years ended December 31, 2023, 2024 and 2025. Our sales to that customer group amounted to approximately SGD4.4 million, SGD7.8 million and SGD9.5 million for the years ended December 31, 2023, 2024 and 2025, respectively, which accounted for approximately 24.2%, 40.4% and 46.8% of our total revenue for those years. We expect that this customer group will continue to account for a significant portion of our total revenue for a considerable period of time  if we cannot expand our customer base and our geographic coverage. There is no assurance that we will be able to maintain the same or achieve even higher sales amounts to that customer group. Our sales to such customer group will be affected by the results of operations of the companies within that group, which may in turn be affected by many factors such as global and/or regional political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime, demand for their products and implementation of sales and marketing strategies for their products. If the companies within our largest customer group are unable to launch their marketing plans for their products successfully, or if there is any material and adverse change in political, economic or social conditions, foreign trade or monetary policies, legal or regulatory requirements or taxation or tariff regime or if the demand for their products weakens materially, and if we are unable to develop new customers and secure purchase orders of comparable size or under substantially the same terms, our business, financial condition, results of operations and prospects may be materially and adversely affected. Further, if we fail to achieve more diversified income or reduce our reliance on such customer group, or if we fail to secure a similar level of business from other customers on comparable commercial terms, such that the reduction in revenue from our largest customer group could be partly or wholly offset, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We are subject to risks relating to the operation of our production and centralized dishwashing facility.

We are dependent on our JCS Facility for our operations, which houses both our production and our centralized dishwashing operations. Our combined production and centralized dishwashing facility is subject to the risk of operational breakdowns caused by accidents occurring during the production and centralized dishwashing processes, including, but not limited to, faulty machines, suspension of utilities, human error or subpar output or efficiency. Any interruption in, or prolonged suspension of any part of production at, or any damage to or destruction of, our production and centralized dishwashing facility arising from unexpected or catastrophic events or otherwise may prevent us from carrying out our businesses of the sale of cleaning systems and other equipment and provision of centralized dishwashing services to our customers, which in turn may result in a material adverse effect on our results of operations and financial condition. In addition, any interruption or suspension of the production process or any failure to supply our products and/or services to our customers in a timely manner may result in breach of contract, loss of sales and loss of customers, as well as expose us to liability and the requirement to pay compensation under the relevant contracts with our customers, lawsuits and damage to our reputation, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

The operation of our production and centralized dishwashing facility is also subject to risks and issues in respect of our production and dishwashing processes, such as mechanical and system failures, equipment upgrades and delays in the delivery of machinery and equipment, any of which could cause interruption or suspension of the production and dishwashing processes and reduced output.

Additionally, there may be accidents or injuries to our workers caused by the use of machinery or equipment at our production and centralized dishwashing facility, which could interrupt our operations and result in legal and regulatory liabilities. While none of our workers were involved in any work-related accidents or suffered any work-related injuries during the years ended December 31, 2023, 2024 or 2025 or during the period from January 1, 2026 through the present date, there is no assurance that there will not be any such accidents or injuries in the future, which could cause operational breakdowns. Any such operational breakdowns, interruptions or suspensions may affect our business, financial condition, results of operations and prospects.

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

The war in Ukraine and the conflicts in the Middle East, including the recent war in Iran, could materially and adversely affect our business and results of operations.

The uncertainties regarding the effects and duration of global hostilities, including the outbreak of war in Ukraine, the Israel-Gaza and Hezbollah conflict and, most recently, the war in Iran, and any associated military campaigns has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. In addition, Russia and Ukraine are major exporters of critical minerals needed for semiconductors, which could have a significant negative impact on many of our customers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but have already been substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control.

In addition, the recent armed conflict between Israel and Hamas is highly unpredictable, and this conflict could lead to further significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets and political and social instability, as well as increases in cyberattacks and espionage. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

On February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and has launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Ongoing political instability and heightened geopolitical tensions involving Iran, including the potential for military escalation and broader regional conflict, may adversely affect global economic conditions, disrupt markets and supply chains, adversely alter supplies and the price of oil and other minerals and create uncertainties that could negatively impact our business operations, financial condition and results of operations. A broader regional conflict involving additional state and non-state actors remains a significant risk.

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

Expenses for raw materials, such as stainless steel, aluminum and electronic components, are the largest component of our cost of revenues, representing approximately 40.5%, 40.7% and 38.5% of our total cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Expenses for raw materials as a percentage of our total cost of revenue have not materially changed through the present date. A shortage of raw materials or material increases in the cost of raw materials may materially and adversely affect our operations and profitability, and there is no assurance that we will be able to identify suitable alternatives at comparable prices and quality in order to meet our contract requirements.

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

The prices at which we purchase such raw materials are determined principally by market forces such as the relevant supply of and demand for such raw materials, as well as our bargaining power with our suppliers. During the fiscal year ended December 31, 2025, the majority of our raw materials were commonly available from the market, although their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate action to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins, although not materially.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

We are subject to risks relating to computer hardware or software systems and potential computer system failure and disruptions.

Part of our work is carried out by computers and software systems used for design and engineering works such as the ANSYS Discovery, SolidWorks and AutoCAD software systems. During the years ended December 31, 2023, 2024 and 2025, we engaged third party information technology service providers to provide support services for our various hardware and software systems. The computer systems of our Group are currently located at our office in Singapore, with access restricted to authorized personnel. A physical breakdown of and/or damage to our computer hardware and software systems and/or data storage facilities may lead to a loss of data. In addition, our software systems may be vulnerable to interruptions due to events beyond our control, including, but not limited to, telecommunications or electricity failure, computer viruses, hackers and other security issues, and any such interruption or failure could disrupt our business and operations. There is no assurance that we have sufficient ability to protect our computer hardware and software systems and data storage facilities from all possible damage, including telecommunications or electricity failure or other unexpected events.

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

Both the cleaning equipment industry and the dishwashing industry face labor shortages and rising labor costs in Singapore.  This may result in a need to employ more foreign workers for companies involved in the manufacturing sector in Singapore. If we are unable to recruit and retain sufficient and qualified staff, including foreign workers, for us to execute our business, or if we have to increase our costs to attract and maintain such staff, our results of operations and financial performance may be materially and adversely affected and our future growth may be inhibited. Further, we may be unable to recruit additional staff necessary to implement our business strategies. We incurred employee benefit expenses of approximately SGD4.0 million, SGD5.9 million and SGD5.2 million, representing approximately 22.2%, 30.5% and 25.6% of our total revenue, for the years ended December 31, 2023, 2024 and 2025, respectively. Although our labor costs will increase upon recruitment of additional staff, there is no assurance that our revenue or gross profit will increase accordingly. As such, in the event we are unable to obtain more orders for both our sale of cleaning systems and other equipment business and our centralized dishwashing and ancillary services business after implementation of such planned investment, our business, financial position and profitability may be adversely affected.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 96.7 days, 87.7 days and 107.0 days for the years ended December 31, 2023, 2024 and 2025, respectively. The decrease in our average receivables turnover days from approximately 96.7 days for the year ended December 31, 2023 to approximately 87.7  days for the year ended December 31, 2024 was mainly due to a decrease in sales during the year ended December 31, 2024. The increase in our average receivables turnover days from approximately 87.7 days for the year ended December 31, 2024 to approximately 107.0 days for the year ended December 31, 2025 was mainly due to increase in sales closer to year ended December 31, 2025.

Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers  during the years ended December 31, 2023, 2024 or 2025, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Upon the completion of our Initial Public Offering in April 2022, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, when we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting on an annual basis.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our employees or other third parties.

We are exposed to the risk of fraud or other misconduct by our employees and other third parties. Misconduct by such parties may include theft, unauthorized business transactions, bribery or breaches of applicable laws and regulations, which may be difficult to detect or prevent. We are not aware of any instances of fraud, theft or other misconduct involving employees and other third parties that had any material and adverse impact on our business and results of operations during the years ended December 31, 2023, 2024 or 2025; however, we were the victim of fraud in January 2026. (See Item 4. “Information on the Company –Recent Developments — Cybersecurity/Fraud Incident”) In addition, there can be no assurance that there will not be any such instances in the future. We may be unable to prevent, detect or deter all instances of misconduct. Any misconduct committed against our interests, which may include past acts that have gone undetected or future acts, could subject us to financial losses and harm our reputation and may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement are denominated in United States dollars during the years ended December 31, 2023, 2024 and 2025. To the extent that our Group’s sales, purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

While our current business operates in Singapore, our business, financial condition, results of operations and prospects may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact and duration of any such measures. The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company’s operations and overall financial performance and could have a material adverse effect on the U.S. and/or global economies. Any retaliatory measures by other countries or prolonged trade disputes may further increase regulatory uncertainty. While the Company continues to monitor trade policies and adapt its strategies, any prolonged restrictive trade measures could negatively impact overall market conditions. The nature and extent of such changes are difficult to predict, and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial condition, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

We may face the risk of inventory obsolescence.

As of December 31, 2023, 2024 and 2025, we had inventories of SGD14.1 million, SGD12.6 million and SGD9.2 million, respectively. The lower inventory for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily the result of lower purchases of material as of year ended December 31, 2024. The lower inventory for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily the result of increase in sales closer to year ended December 31, 2025.

Our inventory turnover days for the years ended December 31, 2023, 2024 and 2025 were 346.7 days, 346.2 days and 290.3 days, respectively.

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

While we have implemented various measures to manage risks associated with cybersecurity breaches, including establishing a business continuity plan and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks (including any ongoing breaches) have not been identified.

Moreover, we cannot assure you that we or the third parties on which we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee’s failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to customers, regulatory sanctions and damage to our reputation.

Risks Related to Our Securities

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

On December 14, 2023, we received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Notification”) stating that our Ordinary Shares (now our Class A Ordinary Shares) failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by the Minimum Bid Price Requirement under Nasdaq rule 5550(a)(2) (the “Listing Rule.”). Receipt of the Nasdaq Notification did not result in the immediate delisting of our Ordinary Shares and had no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Capital Market under the symbol “JCSE.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until June 11, 2024, to regain compliance with the Minimum Bid Requirement. If at any time before June 11, 2024, the closing bid of our Ordinary Shares was at least $1.00 for a minimum of 10 consecutive business days, we would have been deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq would have provided a written confirmation of compliance and the matter would be closed.

The Company did not regain compliance with the Listing Rule by June 11, 2024 and was not eligible for a second 180-day remediation period. The staff, therefore, determined to delist the Company’s Ordinary Shares, suspend trading of the Company’s Ordinary Shares at the open of trading on June 26, 2024 and file a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Delisting Determination”). The Company requested a hearing based on written submissions for a fee of $20,000 and proposed a share consolidation at a ratio of 1-for 3 to remedy non-compliance with the Minimum Bid Price Requirement.

Subsequently, as of August 1, 2024, we informed Nasdaq that the trading price of our Ordinary Shares had closed for ten consecutive days at or above the $1.00 minimum bid price and therefore satisfied the Minimum Bid Price Requirement.

On August 27, 2024, we received a letter dated August 27, 2024 (the “Compliance Letter”) from the Listing Qualifications Department of Nasdaq. The Compliance Letter informed us that we had regained compliance with Nasdaq’s Minimum Bid Price Requirement in Listing Rule 5550(a)(2), as required by the Nasdaq Hearing Panel’s decision dated July 15, 2024. Accordingly, our Ordinary Shares continued to be listed on The Nasdaq Capital Market and Nasdaq considered the matter closed.

If in the future our Class A Ordinary Shares are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	decreased ability to issue additional securities or obtain additional financing in the future.

In addition, as long as our Class A Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 20 votes per share. Each Class B Ordinary Shares is convertible into one Class A Ordinary Shares at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holders of Class B Ordinary Shares have the ability to control matters requiring shareholder approval, including any amendment to our memorandum and articles of association and approval over any change of control transactions. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

Our founder, Chairman of the Board of Directors and Chief Executive Officer, Ms. Hong Bee Yin, and JE Cleantech Global Limited, which is 100% directly owned by Ms. Hong, beneficially own all of our issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 66.6% of our total issued and outstanding share capital and approximately 97.6% of the aggregate voting power of our total issued and outstanding share capital as of the date of this Annual Report. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other members. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other members of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of their businesses and that may have resulted from market manipulation activities by unrelated third parties. We have experienced similar volatility, which makes it difficult to assess the value of our Class A Ordinary Shares and may result in a significant decline in the value of our Ordinary Shares.

Our Class A Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ underlying performance. Although the specific cause of such volatility is unclear, it may be the direct result of unrelated third parties engaged in prohibited market manipulation activities. Some factors that may underlie extreme stock price run-ups followed by rapid price declines include, but are not limited to, the following:

1.	General market and industry conditions including the following:
●	tariffs;
●	disruptions in logistics; and
●	global geopolitical and military actions such as currently occurring in Ukraine and the Middle East.
2.	The Company’s own operations including the following:
●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.
3.	Actions by unrelated third parties over whom the Company has no control including:
●	Coordinated social media “pump and dump” schemes whereby third party adverse actors seek to artificially increase the price of a stock, which immediately causes a price collapse potentially resulting in adverse effects on our financial condition and operations, loss of investor confidence, regulatory scrutiny and potential trading suspensions.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

The relatively small size of our public float may amplify the impact that actions taken by a few unrelated shareholders, over whom we have no control, have on the price of our Class A Ordinary Shares. Such actions may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Class A Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, and which may have resulted or may, in the future result, from market manipulation activities by unrelated third parties over whom we have no control or from such unrelated their parties engaging in prohibited market manipulation activities, such as “pump and dump” schemes. Prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may not be able to readily liquidate their investments or may be forced to sell at depressed prices due to low trading volume and, therefore, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, extreme volatility may confuse public investors regarding the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, even if such instability was the result of third parties over whom the company had no control and who had engaged in prohibited market manipulation activities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

An active trading market for our Class A Ordinary Shares may not continue.

We cannot assure you that an active public market for our Class A Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares.

The conversion by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

Holders of Class B Ordinary Shares may convert each Class B Ordinary Share into one fully paid Class A Ordinary Share at any time. The right to convert is exercisable by the holder of the Class B Ordinary Shares by delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Accordingly, the conversion by any holder of Class B Ordinary Shares held by it into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of Ordinary Shares.

The trading price and trading volume of our Class A Ordinary Shares has been volatile, which could result in substantial losses to investors.

Since our Class A Ordinary Shares commenced trading on April 22, 2022, the trading price of our Class A Ordinary Shares has been volatile and has fluctuated widely due to factors beyond our control. This may continue in the future because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile due to factors specific to our own operations. Such volatility may result in the loss by our investors of part of all of their investment in our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Class A Ordinary Shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. We currently have 1,751,619 Class A Ordinary Shares outstanding (not including 55,047 shares held in treasury), all of which are freely tradable without restriction or further registration under the Securities Act. In addition, the 3,500,000 Class B Ordinary Shares could be made available for sale through registration under the Securities Act or pursuant to Rule 144. We cannot predict what effect, if any, the market sale of securities held by any shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Short selling may drive down the market price of our Class A Ordinary Shares.

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

Although our Board of Directors declared and paid cash dividends during 2024 and 2026, respectively, we do not expect to pay dividends in the foreseeable future; therefore, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

Cash dividends of Nil, US$500,000 and Nil were paid by the companies comprising our Group for the years ended December 31, 2023, 2024 and 2025. The US$500,000 dividend paid in 2024 amounted to US$0.09 per Ordinary Share and was payable to shareholders of record at the close of business on December 10, 2024 (New York Time). In February 2026, a cash dividend in the amount of US$2,314,514, or US$0.44 per Ordinary Share, was paid by the companies comprising our Group to shareholders of record at the close of business on January 21, 2026 (New York Time). See Item 4. “Information on the Company – Recent Developments - Cybersecurity/Fraud Incident,” below.

Although the Company paid dividends in 2024 and 2026, as of the date of this Annual Report, we intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchase our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

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

As a foreign private issuer whose Class A Ordinary Shares are traded on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Class A Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Class A Ordinary Shares for less than the greater of book or market value of the shares.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their trading activities under Section 16(a) of the Exchange Act and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

Item 4. Information on the Company

Recent Developments

New Orders

On March 30, 2026, we announced that, in the first quarter of 2026, our wholly-owned subsidiary, JCS, secured new orders totaling approximately US$12 million for precision cleaning systems from an existing customer. Barring any unforeseen circumstances, deliveries are expected to be carried out progressively over the next 12 months.

Purchase of Motor Vehicle

On March 23, 2026, the members of the Board of Directors received an offer from our Chief Executive Officer, Ms. Hong Bee Yin, to sell her motor vehicle, a 2024 BMW 520i Mild Hybrid M-Sport, SCH3663P, (the “Motor Vehicle”) to JCS for a purchase price of S$285,000, and for the Company to subsequently provide the Motor Vehicle to Ms. Hong for business and daily use, thus terminating the S$5,000 monthly car allowance being paid to Ms. Hong pursuant to her Amended Employment Agreement dated August 12, 2024 (the “Employment Agreement”). The Audit Committee and Compensation Committee believe that the purchase of the Motor Vehicle and the provision of it for Ms. Hong’s use pursuant to her Employment Agreement will provide cost savings and be in the best interests of the Company and its shareholders. On March 30, 2026, JCS purchased the Motor Vehicle from Ms. Hong and the Employment Agreement was amended. See “Item 6. Directors, Senior Management and Key Employees – Employment Agreement with Executive Directors – Employment Agreement with Ms. Hong Bee Yin” on page 85, below.

Re-Designation and Re-Classification of Ordinary Shares

On November 18, 2025, we held our Annual General Meeting (the “AGM”) at which our members approved, among other matters, a special resolution pertaining to the re-designation and re-classification of our share capital and adoption of our Second Amended and Restated Memorandum and Articles of Association. As a result, the 5,306,666 then issued and outstanding Ordinary Shares (plus 52,946 Ordinary Shares that constituted treasury shares as of that date) were re-designated and re-classified into 1,806,666 Class A Ordinary Shares, of which 52,946 were treasury shares, each with 1 vote per share, and 3,500,000 Class B Ordinary Shares, each with 20 votes per share. As of the date of this Annual Report, due to additional share repurchases by the Company, we have 1,751,619 Class A Ordinary Shares and 3,500,000 Class B Ordinary Shares issued and outstanding, plus 55,047 Class A Ordinary Shares held in treasury.

See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders” for information on the current shareholdings of our major shareholders on page 87, below.

Sale of a Leasehold Property

On November 18, 2025, JCS, our wholly-owned subsidiary, completed the sale of its leasehold interest in an industrial property located at 17 Woodlands Sector 1 Singapore 738354 for approximately SGD7.39 million (US$5.68 million). The property had been the site of our centralized dishwashing operations since 2014. The sale was to an unaffiliated third party, under the option to purchase agreement previously announced on December 17, 2024. Since November 2025, our centralized dishwashing operations have been relocated to our JCS Facility, where we also conduct our manufacturing operations.

The leasehold interest was sold in order to reduce costs by consolidating all of the Company’s operations in one facility. Both our manufacturing and our centralized dishwashing operations are now conducted at our JCS Facility.

Declaration of Cash Dividend

On January 5, 2026, our Board of Directors approved a cash dividend in the aggregate amount of US$2,314,514, or US$0.44 per Ordinary Share (the “2026 Cash Dividend”). The 2026 Cash Dividend was payable to shareholders of record at the close of business on January 21, 2026 (New York Time). The payment date was expected to be on or around January 28, 2026. See “Cybersecurity/Fraud Incident,” below.

Cybersecurity/Fraud Incident

On January 5, 2026, our Board of Directors announced the approval of the 2026 Cash Dividend. On February 7, 2026, we discovered that we had been the victim of fraud in connection with our payment of the 2026 Cash Dividend. The fraud was carried out by means of a fraudulent email, purporting to be from The Depository Trust Company (“DTC”), which contained false wire instructions. As a result of the fraud, DTC had not received the funds, the 2026 Cash Dividend had not been paid to our street-name shareholders and we lost the amount of US$794,934.04 (approximately S$1,009,000). The 2026 Cash Dividend was paid to DTC for payment to our street-name shareholders on February 20, 2026. The fraud was reported to the U.S. Federal Bureau of Investigation’s Internet Crime Complaint Center (the “IC3”) and the Singapore Police Force as well as to both the sending and the receiving banks.

Stock Repurchase Program

On September 6, 2023, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $1,000,000 of the Company’s outstanding Ordinary Shares. Since then and as of the date of this Annual Report, the Company has repurchased 55,047 shares at an average purchase price of US$1.08 or a total of US$59,351. As of the date of this Annual Report, the Company is authorized to repurchase up to an additional US$940,649 of its Ordinary Shares under the stock repurchase program.

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

Corporate Structure

Our Company was incorporated in the Cayman Islands on January 29, 2019 under the Companies Act as an exempted company with limited liability. As of the date of this Annual Report, our authorized share capital is US$100,000 divided into 23,333,333.33 Class A Ordinary Shares of a nominal or par value of US$0.003 each, 5,000,000 Class B Ordinary Shares of a nominal or par value of US$0.003 each and 5,000,000 shares of a nominal or par value of US$0.003 each of such class or classes (however designated) as the Board of Directors of the Company may determine in accordance with the articles of association of the Company.

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

Hygieia Warewashing Pte. Ltd. (“Hygieia”)

On December 29, 2010, Hygieia was incorporated in Singapore as a private company with limited liability. Hygieia commenced business in 2013 and is principally engaged in the provision of centralized dishwashing services, general cleaning services and leasing of dishwashing equipment, and is currently operational at the JCS Facility. As part of an internal reorganization on December 28, 2021, Hygieia became an indirect wholly-owned subsidiary of our Company.

Evoluxe Pte. Ltd. (“Evoluxe”)

On May 6, 2016, Evoluxe was incorporated in Singapore as a private company with limited liability. Evoluxe has been dormant since incorporation and has not engaged in any business activities since its incorporation. As part of an internal reorganization on December 28, 2021, Evoluxe became an indirect wholly-owned subsidiary of our Company.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
1999	JCS was established.

2005	JCS began its business in the sale of cleaning systems.

2006	We established the JCS Facility and commenced the business of the design, development, manufacture and sale of cleaning systems.

We completed our first order for a cassette washing system for a customer in the HDD industry.

2007	We registered our first patent in Singapore under JCS for a cleaning process and apparatus.

2010	Hygieia was established.

2011	We completed our first order for a medical cleaning system.

2012	We completed our first order for a dish cleaning system.

2013	Hygieia commenced provision of centralized dishwashing services at a customer’s premises.

2014	We established the Hygieia Facility.

2018	We received an invitation from a statutory board in Singapore to showcase a prototype of a robot floor scrubber for the interior of public trains.

2022	We completed our Initial Public Offering.

Our Company was listed on Nasdaq.

2025	Completion of the sale of our leasehold interest in the Hygieia Facility for approximately SGD7.39 million (US$5.68 million).

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

For the years ended December 31, 2023, 2024 and 2025, our Group generated approximately SGD11.0 million, SGD12.0 million and SGD12.5 million of revenue, respectively, from our sale of cleaning systems and other equipment business, representing approximately 61.0%, 62.1% and 61.6% of our total revenue, respectively.

For the years ended December 31, 2023, 2024 and 2025, our Group generated approximately SGD7.0, SGD7.3 million and SGD7.8 million of revenue, respectively, from our provision of centralized dishwashing and ancillary services business, representing approximately 39.0%, 37.9% and 38.4% of our total revenue, respectively.

The portion of our revenue from each business line has not changed substantially through December 31, 2025.

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

The table below sets forth the revenue generated from our sale of cleaning systems and other equipment by product type during the years ended December 31, 2023, 2024 and 2025:

	2023		2024		2025
	SGD’000%		SGD’000%		SGD’000%

Aqueous washing systems	5,600	55.0	8,478	76.2	10,018	84.8
Other equipment	4,581	45.0	2,652	23.8	1,802	15.2
Total	10,181	100.0	11,130	100.0	11,820	100.0

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

In addition, we also provide repair and servicing of the cleaning systems that we sell to our customers, and we also sell related parts used in such cleaning systems which we purchase from third party suppliers such as proximity sensors and transducer plates. Provision of repair and servicing of cleaning systems and sale of related parts amounted to approximately SGD0.8 million, SGD0.8 million and SGD0.7 million in revenue, representing approximately 4.5%, 4.4% and 3.3% of our total revenue, for the years ended December 31, 2023, 2024 and 2025, respectively.

We are the sole distributor of STICO anti-slip shoes in Singapore, and our customers are mainly food and beverage establishments in Singapore. The STICO anti-slip shoes are made of ethylene-vinyl acetate (EVA) material and are light with an anti-slip resistance function, making them suitable for wear on wet and oily surfaces. Sale of such STICO anti-slip shoes amounted to approximately SGD92,000, SGD23,000 and SGD44,000 in revenue, recognized as other income, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Our Services

We provide centralized dishwashing services at our JCS Facility in Singapore. Leveraging on our expertise in designing, developing and manufacturing cleaning systems, we originally set up a centralized dishwashing facility (our “Hygieia Facility”) in 2014 with semi-automated washing lines, which are designed and manufactured in-house, for our centralized dishwashing operations. When we sold our leasehold interest in the Hygieia Facility in November 2025, we moved our centralized dishwashing operations to our JCS Facility, where we also conduct our manufacturing operations. As of the date of this Annual Report, four semi-automated dishwashing lines are installed at our JCS Facility, two of which are for washing Halal dishware and another two of which are for washing non-Halal dishware. Our dishwashing lines have the flexibility to process dishware made of different materials including melamine, stainless steel, porcelain and glass. The Halal washing lines have obtained a Halal certification, and are thus suitable for the washing of Halal dishware.

Incorporating our experience and know-how from precision cleaning, each of our in-house designed semi-automated washing lines are over 20 meters in length and are designed for automated cleaning and washing of dishware, with high capacity to handle large volume and each washing line can wash up to 20 to 30 tubs per hour, depending on the size and number of items in each tub.

Our washing lines also have proper segregation to minimize cross contamination. Each of the washing lines at our JCS Facility is standalone and separate, and the configuration is such that all the soiled dishware is loaded on the respective washing lines at the same end and the cleaned dishware is removed and unloaded from the washing lines at the other end, thus keeping the soiled dishware and tubs completely separate from the cleaned dishware and tubs and Halal dishware completely separate from the non-Halal dishware. Our technical support team at our JCS Facility oversees our centralized dishwashing operations and provides maintenance services for our washing lines in order to ensure high reliability for our customers.

Soiled dishware is collected from our customers’ premises and transported to our JCS Facility for centralized dishwashing and then sent back to our customers’ premises daily throughout the year. As the soiled dishware can be loaded into our washing lines without the need for pre-rinsing, this removes the need for dishwashers at our customers’ premises and saves time and labor costs. The risks of contamination due to food remnants or cleaning detergent is also eradicated. Our off-site centralized dishwashing services also allow our customers to cut down on manpower needed to wash dishware as well as the space allocated to dishwashing in order to maximize the dining area.

Since 2015, we also provide general cleaning services to food courts and hawker centers in Singapore, which comprise off-site centralized dishwashing services and on-site cleaning services. For such general cleaning services, we provide the off-site centralized dishwashing services at our JCS Facility and generally outsource the on-site cleaning services to third party sub-contractors. Such customers enter into general cleaning service contracts with our Group to appoint us as the main contractor to provide integrated cleaning solutions and services for their food courts or hawker centers, thereby reducing their administrative burden in having to liaise with various service providers for the cleaning of different aspects of the food and beverage establishment. As our Group specializes in centralized dishwashing services, we generally outsource the labor-intensive on-site cleaning services to our sub-contractors in order to focus our resources on our core competencies. Such on-site cleaning services include, among others, cleaning and maintenance of the entire food and beverage establishment and pest control, as well as the removal and disposal of food waste, litter, rubbish and refuse.

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

(c) Production and manufacturing of modules and components

Once the relevant components, parts and materials have been inspected, we will proceed to produce and manufacture the cleaning system or equipment. Our engineers and technical support team will use the designs created for our customer to start fabrication of the cleaning system or equipment. The production and manufacturing process utilizes CNC machines for automated control of tools and machinery using pre-programmed computer software, thus minimizing the manual operation and labor required and enabling us to manufacture each component more efficiently. Once the software program has been input, we will conduct a trial run to ensure that the cleaning system or equipment meets our customer’s requirements and specifications.

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

Provision of Centralized Dishwashing Services

We provide centralized dishwashing services at our JCS Facility, which has four semi-automated dishwashing lines, of which two are for washing Halal dishware and the other two are for washing non-Halal dishware.

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

(2) Our sales team conducts site visit at our customer’s premises and assesses the services required

Our sales team will conduct a site visit at the customer’s premises, to inspect the space and the logistical arrangements to be made for collection of the soiled dishware from the customer and delivery to our JCS Facility, where our centralized dishwashing services are now provided, and delivery of the cleaned dishware from our JCS Facility to the customer.

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

(4) We or a third party logistics services provider will collect and deliver the soiled dishware from our customer and deliver it to our JCS Facility where our centralized dishwashing services are now provided.

On a daily basis, the soiled dishware will be placed in tubs and trolleys provided by us at our customer’s premises, with Halal dishware being separated from non-Halal dishware. Generally, we or a third party logistics services provider will collect the soiled dishware from our customer’s premises and deliver it to our JCS Facility for our centralized dishwashing services, usually one to two times per day depending on the customers’ needs. Upon arrival at our JCS Facility, the soiled dishware will be unpacked from the tubs by our staff and food remnants will be removed, if necessary, before the dishware is placed onto the respective Halal and non-Halal semi-automated washing lines for washing, rinsing and blow-drying. The rinsing is performed with high temperatures to sanitize the dishware. In addition, our customers may also request that thermo stickers be placed on a random sample of dishware to ensure that the temperature during the dishwashing process is maintained at a certain minimum temperature for sanitization purposes.

The lead time from collection of the soiled dishware from our customer’s premises to completion of the dishwashing process takes approximately four to 12 hours, depending on the location of our customer’s premises and frequency of collection.

(5) Our team will perform quality checks, and any dishware that requires further washing will be put back onto the washing lines. Cleaned dishware will be packed for delivery

After the dishware has been washed, rinsed and dried, the cleaned dishware is inspected by our staff before it is packed for delivery back to our customer’s premises. If any of the dishware does not pass our quality checks, the dishware will be put back onto the washing lines for re-washing. Once the cleaned dishware has passed our quality checks, it will be packed into clean tubs and trolleys, and moved to the centralized dishwashing operation’s storage area at our JCS Facility and will be ready for delivery back to our customers’ premises according to the delivery schedule, usually one to two times per day depending on our customers’ needs.

(6) The cleaned dishware will be packed and delivered by us or the third party logistics services provider to our customer’s premises

At the scheduled time, we or our third party logistics services provider will pick up the cleaned dishware from our JCS Facility for delivery back to our customer’s premises.

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

Our Customers

During the years ended December 31, 2023, 2024 and 2025, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and public transportation. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Top five customers

For the years ended December 31, 2023, 2024 and 2025, our top five customers accounted for approximately 66.1%, 75.9% and 73.3% of our total revenue, respectively. Our Group’s largest customer accounted for approximately 24.2%, 40.4% and 46.4% of our total revenue, respectively, for the corresponding year. During the years ended December 31, 2023, 2024 and 2025 and up to the date of this Annual Report, we have not experienced any material disputes with our customers.

The following tables set forth information on our top five customers for the periods indicated:

For the year ended December 31, 2023

Customer*	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	90 days	Telegraphic transfer	$1,212	6.7

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	90 days	Telegraphic transfer	$3,495	19.4

Group C(3)	Singapore	Cleaning systems	2016	60 days	Telegraphic transfer	$4,372	24.2

Group D(4)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	60 days	Telegraphic transfer	$1,200	6.7

Group E(5)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,642	9.1

					TOTAL	$11,921	66.1

* Alphabetical designations of customer groups comport with the designations used internally by the Company.

(1) Three of the entities in Customer Group A, which are principally engaged in the manufacture of HDD, were our customers for the year ended December 31, 2023. The ultimate holding company of Customer Group A is headquartered in the United States with international offices, and is listed on Nasdaq.

(2) Four entities in Customer Group B, which are principally engaged in the provision of engine and industrial solutions, were our customers for the year ended December 31, 2023. The ultimate holding company of Customer Group B is headquartered in the United States with international offices, and is listed on the New York Stock Exchange.

(3) One entity in Customer Group C, which is principally engaged in the provision of customized commercial and industrial solution services, was our customer for the years ended December 31, 2021, 2022 and 2023. The parent company of Customer Group C is headquartered in Switzerland and is listed on the Mainboard of the SIX Swiss Exchange.

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

For the year ended December 31, 2024

Customer*	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	90 days	Telegraphic transfer	$7,795	40.4

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	90 days	Telegraphic transfer	$2,652	13.8

Group D(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	60 days	Telegraphic transfer	$738	3.9

Group E(4)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,532	7.9

Group F(5)	Singapore	Cleaning systems	2016	60 days	Telegraphic transfer	$798	4.1

					TOTAL	$13,515	70.1

* Alphabetical designations of customer groups comport with the designations used internally by the Company.

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

(3) Three, three and two of the entities in Customer Group D, all of which are principally engaged as operators of food courts and retail malls or health and eldercare service providers, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The holding entity of Customer Group D is headquartered in Singapore.

(4) Two, two and three entities in Customer Group E, which are principally engaged as ground-handling and in-flight catering services providers, were our customers for the years ended December 31, 2022, 2023 and 2024, respectively. The parent company of Customer Group F is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

(5) The entity in Customer Group F, which is principally engaged as an operator of food courts, was our customer for the years ended December 31, 2022, 2023 and 2024, respectively. The shares of Customer Group F’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to March 29, 2022. The company is now privatized.

For the year ended December 31, 2025

Customer*	Country of Incorporation/Establishment	Product/Services	Year of Commencement of Business Relationship	Credit Terms	General Payments	Transaction Amounts (SGD’000)	% of Total Sales
Group A(1)	Malaysia and the United States	Cleaning systems	2009	60 days	Telegraphic transfer	$9,497	46.8

Group B(2)	South Korea, Thailand, Belgium and the United States	Other equipment & related parts	2008	60 days	Telegraphic transfer	$1,738	8.6

Group D(3)	Singapore	General cleaning services & leasing of dishwashing equipment	2015	45 - 60 days	Telegraphic transfer	$1,390	6.8

Group E(4)	Singapore	Centralized dishwashing & general cleaning services	2015	30 days	Telegraphic transfer	$1,700	8.4

Group G(5)	Singapore	General cleaning services & leasing of dishwashing equipment	2016	30 days	Telegraphic transfer	$628	3.1

					TOTAL	$14,953	73.7

* Alphabetical designations of customer groups comport with the designations used internally by the Company.

(1) Three of the entities in Customer Group A, which are principally engaged in the manufacture of HDD, were our customers for the years ended December 31, 2023, 2024 and 2025, respectively. The ultimate holding company of Customer Group A is headquartered in the United States with international offices, and is listed on Nasdaq.

(2) Four, six and five entities in Customer Group B, which are principally engaged in the provision of engine and industrial solutions, were our customers for the years ended December 31, 2023, 2024 and 2025, respectively. The ultimate holding company of Customer Group B is headquartered in the United States with international offices, and is listed on the New York Stock Exchange.

(3) Three, three and three of the entities in Customer Group D, all of which are principally engaged as operators of food courts and retail malls or health and eldercare service providers, were our customers for the years ended December 31, 2023, 2024 and 2025, respectively. The holding entity of Customer Group C is headquartered in Singapore.

(4) Two, two and three entities in Customer Group E, which are principally engaged as ground-handling and in-flight catering services providers, were our customers for the years ended December 31, 2023, 2024 and 2025, respectively. The parent company of Customer Group E is headquartered in Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

(5) Two, two and one of the entities in Customer Group G, which are principally engaged as operators of food courts, were our customers for the years ended December 31, 2023, 2024 and 2025, respectively. The shares of Customer Group G’s parent company were listed on the Mainboard of the Singapore Exchange Securities Trading Limited prior to June 5, 2020. The company is now privatized.

Competitive Strengths

Long and proven track record in precision cleaning in Singapore

We have been providing cleaning systems to our customers for over 20 years and have accumulated extensive industry experience. We believe our strong R&D and engineering capabilities enable us to design, develop and manufacture quality precision cleaning systems and other cleaning systems for various industrial end-use applications, which are customized to each of our customers’ needs.

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

We have maintained stable business relationships with a majority of our major customers. During the years ended December 31, 2023, 2024 and 2025, our top five customers included renowned HDD manufacturers, an international engine and industrial solutions provider and food and beverage establishment operators in Singapore, three of which have more than 12 years of business relationships with us. As of the date of this Annual Report, our customers continue to be from such various industries. We believe that certain customers, such as multinational corporations, may have stringent selection processes for their suppliers and we have had to meet certain criteria and audit checks before becoming an approved qualified supplier.

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

Experienced management team

We have an experienced management team, led by Ms. Hong Bee Yin, our Chairman, Executive Director, Chief Executive Officer and founder, who has been instrumental in spearheading the growth of our Group. Ms. Hong has over 20 years of experience in the cleaning solutions industry in Singapore and she is primarily responsible for planning and execution of our Group’s business strategies, including product development, as well as managing our Group’s relationships.

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

Real Property

A description of our leased real property is below:

Location	Usage	Lease period	Annual Rent (SGD)	Approximate gross floor area (sq. ft.)
JCS Facility* 3 Woodlands Sector 1 Singapore 738361	Manufacturing and centralized dishwashing facility and office	To November 15, 2027, with a further term of 30 years from expiry	36,759	33,785.6

* On November 18, 2025, JCS, our wholly-owned subsidiary, completed the sale of its leasehold interest in the industrial property that was the site of our Hygieia Facility. Since November 2025, our centralized dishwashing operations have been conducted at our JCS Facility, where we also conduct our manufacturing operations.

Sale of a Leasehold Property

On November 18, 2025, JCS, our wholly-owned subsidiary, completed the sale of its leasehold interest in an industrial property located at 17 Woodlands Sector 1 Singapore 738354 for approximately SGD7.39 million (US$5.68 million). The property had been the site of our centralized dishwashing operations since 2014. The sale was to an unaffiliated third party, under the option to purchase agreement previously announced on December 17, 2024. Since November 2025, our centralized dishwashing operations have been conducted at our JCS Facility, where we also conduct our manufacturing operations.

Production Capacity and Utilization Rate

Manufacturing

It is difficult to quantify the production capacity and utilization rates of our JCS Facility with respect to our manufacturing operations as the cleaning systems and other equipment manufactured by us at our JCS Facility are customized depending on our customers’ specific requirements, and are therefore of varying sizes, scale and capacity. Our JCS Facility is fitted with various types of machinery and equipment and the manufacturing process for each cleaning system utilizes different types of machinery and equipment with different components, parts and materials. The production and manufacturing process will also vary between orders, depending on the complexity of design and component lead time. We periodically monitor the overall usage and capacity of the machinery and equipment at our JCS Facility.

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

Centralized Dishwashing

The utilization rates of our washing lines at our previous Hygieia Facility, which are now located at our JCS Facility, was optimal from the year ended December 31, 2023 through the year ended December 31, 2025 as (i) the number of food establishments utilizing our centralized dishwashing services increased; (ii) there was higher footfall and demand for dine-in services at our customers’ food and beverage establishments as a result of the resumption of dine-in services after Covid-19 restrictions were lifted, which resulted in a higher volume of soiled dishware from our customers; and (iii) additional customers contracted for our centralized dishwashing services.

As diners in food and beverage establishments usually finish their meals at approximately the same time, customers of our centralized dishwashing services business generally require the soiled dishware to be washed and returned to their food and beverage establishments during the day and particularly after mealtimes, with the peak hours being from 3:30 p.m. to 9:30 p.m. on weekdays, even though our centralized dishwashing business operates in three shifts and 20.5 hours per day. Therefore, the average utilization rate of our Halal and non-Halal washing lines during peak hours reaches 100%, calculated based on the number of tubs washed divided by the processing capacity of the respective washing lines, as we generally have more tubs arriving at our centralized dishwashing facility than we can process during peak hours.

Although our centralized dishwashing operations have been relocated from our previous Hygieia Facility to our JCS Facility, management does not anticipate a change in the utilization rates of the washing lines at the new location.

Licenses and Permits

The following licenses are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to

License to operate a cleaning business	NEA	February 26, 2028	Hygieia

License / Certificate issued under the Radiation Protection Act	NEA	July 2, 2026	JCS

Certifications

As of the date of this Annual Report, we have received the following certifications:

Relevant authority/organization	Recipient	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry
Workplace Safety and Health Council	Hygieia	BizSAFE	Level 3	August 7, 2021	July 29, 2027
Workplace Safety and Health Council	JCS	BizSAFE	Level Star	August 23, 2017	June 22, 2026
Islamic Religious Council of Singapore	Hygieia	Storage management	Halal Certificate	N/A	June 30,2026
SGS	Hygieia	Food safety management	ISO 22000: 2005	August 26, 2021	August 25, 2027
SOCOTEC Certification International	JCS	Occupational Health and Safety Management	ISO 45001: 2018	July 7, 2017	June 22, 2026
SOCOTEC Certification International	JCS	Quality management system	ISO 9001: 2015	June 23, 2017	June 22, 2026

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

Sales And Marketing

As of the date of this Annual Report, our sales and marketing team consists of one full-time  employee based in Singapore. Our Chairman, Ms. Hong Bee Yin, oversees our sales and marketing department.

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

Our Group has developed a strong existing customer base in Singapore and overseas. Our customers are corporate groups with their respective group members incorporated or established in various jurisdictions, such as Malaysia, Australia, the U.S., Thailand, Belgium, Philippines, India, South Korea, Taiwan, Japan and the PRC, for our sale of cleaning systems and other equipment business during the years ended December 31, 2023, 2024 and 2025. Please refer to the paragraph headed “Our Customers - Top five customers” in this section for further details of our top five customers and their respective countries of incorporation or establishment. We have established stable business relationships with our customers, with three out of our top five customers having more than 12 years of business relationships with us. The profile of our existing customer base, coupled with the stable business relationships we have with our customers, allowed our Group (i) to secure orders from repeat customers, which contributed to approximately 100% of the total sales of our cleaning systems and other equipment for the years ended December 31, 2023, 2024 and 2025 ; and (ii) to gain referrals from our existing customers. Our Group also strives to maintain good customer relationships by producing high quality products and providing professional technical support, and therefore it is not necessary for our Group to actively engage in significant sales and marketing efforts for maintaining such business relationships with our existing customers.

The following tables set forth the breakdown of our revenue contributed from the sale of precision and other cleaning systems and equipment from each geographic region during the years ended December 31, 2023, 2024 and 2025:

Year ended December 31, 2023

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	5,609	55.1
Malaysia	Orders from existing customer	758	7.4
Thailand	Orders from existing customer	1,945	19.1
Belgium	Orders from existing customer	1,470	14.4
Taiwan	Orders from existing customer	43	0.5
United States	Orders from existing customer	356	3.5
Total		10,181	100.0

Year ended December 31, 2024

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	852	7.7
Malaysia	Orders from existing customer	7,046	63.3
Thailand	Orders from existing customer	979	8.8
Belgium	Orders from existing customer	1,533	13.8
South Korea	Orders from existing customer	101	0.9
Taiwan	Orders from existing customer	16	0.1
United States	Orders from existing customer	603	5.4
Total		11,130	100.0

Year ended December 31, 2025

Geographical Region	Method of Procurement	Transaction Amount (SGD’000)	% of Total Sales
Singapore	Orders from existing customers	858	6.9
Malaysia	Orders from existing customer	9,076	72.5
Thailand	Orders from existing customer	980	7.8
Belgium	Orders from existing customer	910	7.4
South Korea	Orders from existing customer	177	1.4
Taiwan	Orders from existing customer	-	-
Indonesia	Orders from existing customer	3	0.0
Japan	Orders from existing customer	11	0.1
Philippines	Orders from existing customer	14	0.1
China	Orders from existing customer	81	0.6
United States	Orders from existing customer	400	3.2
Total		12,510	100.0

For the years ended December 31, 2023 and 2024 and 2025, 100% of our sales were comprised of orders from existing customers.

Inventory

As we generally manufacture and sell our cleaning systems and other equipment to our customers on an order-by-order basis, we maintain minimal levels of raw materials and components required for the manufacture of cleaning systems and other equipment and we source for raw materials and other components and parts based on the orders made by our customers. In addition, during the first quarter of our financial year ending December 31, 2026, an existing customer placed orders for the aggregate amount of US$12 million. Barring any unforeseen circumstances, deliveries are expected to be carried out progressively over the next 12 months.

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

Employees

As of December 31, 2025, we employed a total of 91 persons, all of whom were located in Singapore, as compared to 85 persons as of December 31, 2024 and 103 as of December 31, 2023, who were also all located in Singapore. As of the date of this Annual Report, we employ a total of 91 persons who are all located in Singapore. Employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

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

Litigation And Other Legal Proceedings

As of the date of this Annual Report, we do not have any knowledge of any   material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any of our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

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

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn SGD2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to SGD10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to “Information on the Company - Insurance.”

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

The quota for the services sector is set at 35%. A Singaporean or Permanent Resident employee employed under a contract of service, including the company’s director, is counted as (a) one local employee if they earn the LQS of at least SGD1,600 per month; and (b) 0.5 local employee if they earn half the LQS of at least SGD800 to SGD1,600 per month.

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

For the years ended December 31, 2023, 2024 and 2025, our revenue amounted to approximately SGD18.0 million, SGD19.3 million and SGD20.3 million, respectively. Our net income amounted to approximately SGD0.5 million, SGD0.1 million and SGD3.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table shows our Statement of Operations data for the years ended December 31, 2023, 2024 and 2025 in SGD and, for 2025, in US$. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the financial years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000 (1)

Revenues	18,032	19,279	20,296	15,783
Cost of revenues	(13,666)	(14,085)	(14,521)	(11,292)
Gross profit	4,366	5,194	5,775	4,491

Operating expenses:
Selling and marketing expenses	(53)	(122)	(125)	(97)
General and administrative expenses	(3,303)	(5,102)	(5,040)	(3,918)
Total operating expenses	(3,356)	(5,224)	(5,165)	(4,015)

Income (loss) from operations	1,010	(30)	610	476

Other income (loss):
Gain on disposal of property, plant and equipment	-	-	4,168	3,241
Other income	728	1,073	628	489
Interest expense	(511)	(516)	(412)	(320)
Other expense	(597)	(264)	(1,585)	(1,235)
Change in fair value in financial instruments	-	19	(16)	(12)
Total other (loss) income	(380)	312	2,783	2,163

Income before tax expense	630	282	3,393	2,639
Income tax expense	(111)	(250)	(157)	(122)
Net income	519	32	3,236	2,517
Other comprehensive income
Foreign currency translation gain/(loss), net	(69)	(27)	52	40
Total comprehensive income	450	5	3,288	2,557

(1)	Calculated at the rate of US$1.00 = SGD1.2859 as set forth in the statistical release of the Federal Reserve System on December 31, 2025.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors’’ in our Annual Report for the fiscal year ended December 31, 2025 and those set out below :

Dependence on our major customer groups

Our aggregate sales generated from our top five customers were approximately 66.1%, 70.1% and 73.7% of our revenue for the years ended December 31, 2023, 2024 and 2025, respectively. In particular, sales to our largest customer amounted to approximately SGD4.4 million, SGD7.8 million and SGD9.5 million, representing approximately 24.2%, 40.4% and 46.8% of our revenue for the years ended December 31, 2023, 2024 and 2025, respectively. Accordingly, our sales would be significantly negatively affected by a reduction in orders from our top five customer groups. Maintaining a certain level of customer orders is subject to certain inherent risks, many of which are beyond our control, including, among others, risks related to changes and developments in the local political, regulatory and business conditions that may affect customers’ purchases from us. A reduction in demand for our products and services by our top customer groups could have a material adverse effect on our business, results of operations and financial condition, and could affect our ability to remain profitable and achieve business growth.

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

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 40.1%, 40.7% and 40.1% of our total cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces, such as the relevant supply of and demand for such raw materials and by our bargaining power with our suppliers. During the years ended December 31, 2023, 2024 and 2025, the majority of our raw materials were commonly available from the marketplace, and their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

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

Comparison of Years Ended December 31, 2024 and 2025

	For the financial years ended December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000(1)

Revenues	19,279	20,296	15,783
Cost of revenues	(14,085)	(14,521)	(11,292)
Gross profit	5,194	5,775	4,491

Operating expenses:
Selling and marketing expenses	(122)	(125)	(97)
General and administrative expenses	(5,102)	(5,040)	(3,918)
Total operating expenses	(5,224)	(5,165)	(4,015)

Income (Loss) from operations	(30)	610	476

Other income (loss):
Gain on disposal of property, plant and equipment	-	4,168	3,241
Other income	1,073	628	489
Interest expense	(516)	(412)	(320)
Other expense	(264)	(1,585)	(1,235)
Change in fair value in financial instruments	19	(16)	(12)
Total other (loss) income	312	2,783	2,163

Income before tax expense	282	3,393	2,639
Income tax expense	(250)	(157)	(122)
Net income	32	3,236	2,517
Other comprehensive income
Foreign currency translation (loss) gain, net	(27)	52	40
Total comprehensive income	5	3,288	2,557

(1) Calculated at the rate of US$1.00 = SGD1.2859, as set forth in the statistical release of the Federal Reserve System on December 31, 2025.

Revenue

During the years ended December 31, 2024 and 2025, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and industrial electronic. As of the date of this Annual Report, our customers continue to be from such various industries. Our cleaning systems and other equipment are mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the years ended December 31, 2024 and 2025:

	For the Financial Years ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	8,478	44.0	10,018	49.4
Sale of other cleaning systems and other equipment	2,652	13.8	1,802	8.9
Repair and servicing of cleaning systems and sale of related parts	849	4.3	690	3.3
Sub-total	11,979	62.1	12,510	61.6

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	6,843	35.5	7,287	35.9
Leasing of dishwashing equipment	457	2.4	499	2.5
Sub-total	7,300	37.9	7,786	38.4

Total	19,279	100.0	20,296	100.0

Our total revenue increased by approximately SGD1.0 million or 5.3% to approximately SGD20.3 million for the year ended December 31, 2025 from approximately SGD19.3million for the year ended December 31, 2024. The increase was primarily attributable from the increase in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD0.5 million, which resulted primarily from increase in revenue from our precision cleaning systems approximately SGD1.5 million. The increase in revenue generated from our sale of precision cleaning systems for the year ended December 31, 2025 was primarily due to increase in sales to a group of key customers in Malaysia due rescheduling of delivery and commissioning from 2024 to 2025 of major orders.

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the years ended December 31, 2024 and 2025.

	Financial Years ended December 31,
	2024	2025
	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of period(1)	25,280	14,551
New contract value for the period	401	23,641
Revenue recognized for the period	(11,130)	(11,820)
Outstanding contract value as of period end(2)	14,551	26,372

(1) Outstanding contract value as of beginning of period represents the contract value of orders which were not completed as of the beginning of the relevant period.

(2) Outstanding contract value as of period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

For the years ended December 31, 2024 and 2025, approximately 45.3% and 42.4% of our total revenue, respectively, was generated from customers located in Singapore and approximately 37.8% and 44.7% of our total revenue, respectively, was generated from customers located in Malaysia. For the same years, our revenue generated from customers located in other countries accounted for approximately 16.9% and 12.9% of our total revenue, respectively.

Revenue by geographic locations

Our Group’s provision of centralized dishwashing and ancillary services business is located in Singapore. During the years ended December 31, 2024 and 2025, the customers for our cleaning systems and other equipment were mainly located in Singapore and Malaysia. The following table sets out a breakdown of our revenue by geographic location of our customers for the years ended December 31, 2024 and 2025:

	Financial Years Ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Singapore
Sale of precision cleaning systems	840	4.4	328	1.6
Sale of other cleaning systems and other equipment	12	0.1	49	0.2
Repair and servicing of cleaning systems and sale of related parts	572	3.0	436	2.2
Provision of centralized dishware washing and general cleaning services	6,843	35.5	7,287	35.9
Leasing of dishware washing equipment	457	2.3	499	2.5
Sub-total	8,724	45.3	8,599	42.4

	Financial Years Ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	6,804	35.3	8,867	43.7
Repair and servicing of cleaning systems and sale of related parts	476	2.5	209	1.0
Sub-total	7,280	37.8	9,076	44.7

	Financial Years Ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Other countries(1)
Sale of precision cleaning systems	834	4.3	823	4.1
Sale of other cleaning systems and other equipment	2,165	11.2	1,544	7.6
Repair and servicing of cleaning systems and sale of related parts	276	1.4	254	1.2
Sub-total	3,275	16.9	2,621	12.9
Total	19,279	100.0	20,296	100.0

(1) For the years ended December 31, 2024 and 2025, other countries include the U.S., Thailand, Belgium, Philippines, Indonesia, South Korea and Taiwan.

Singapore

The marginal decrease in revenue in Singapore for the year ended December 31, 2025 was mainly due to a decrease in revenue generated from sales of precision cleaning systems from our existing customers due to projects completion.

Malaysia

The increase in revenue in Malaysia for the year ended December 31, 2025 was primarily attributable to an increase in revenue from subsidiaries of a certain customer group in Malaysia of approximately SGD9.5 million.

Other countries

The decrease in revenue in other countries for the year ended December 31, 2025 was mainly due to lower sale of other cleaning systems and other equipment as a result of lower repeated orders.

Cost of revenues

During the years ended December 31, 2024 and 2025, our Group’s cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overhead. For the years ended December 31, 2024 and 2025, our cost of revenues amounted to approximately SGD14.1 million and SGD14.5 million, respectively.

	Financial Years ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	7,686	54.6	7,855	54.1
Cost of provision of centralized dishwashing and ancillary services	6,399	45.4	6,666	45.9

Total	14,085	100.0	14,521	100.0

The cost of revenues increased mainly due to the increase in the cost of provision of centralized dishwashing and ancillary services arising from increase in sub-contracting costs and labor costs.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the years ended December 31, 2024 and 2025:

	Financial Years Ended December 31,
	2024		2025
		Gross		Gross
	Gross	Profit	Gross	Profit
	Profit	Margin	profit	Margin
	SGD’000%		SGD’000%

Sale of precision cleaning systems and other equipment business	4,293	35.8	4,655	37.2
Provision of centralized dishwashing and ancillary services business	901	12.3	1,120	14.4
Total/overall	5,194	26.9	5,775	28.5

Our total gross profit amounted to approximately SGD5.2 million and SGD5.8 million for the years ended December 31, 2024 and 2025, respectively. Our overall gross profit margins were approximately 26.9% and 28.5% for the years ended December 31, 2024 and 2025, respectively.

Our total gross profit increased by approximately SGD0.6 million. This increase was mainly due to the increase in our revenue from the sales of precision cleaning systems and other equipment business, which is our most profitable business sub-segment.

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The following table sets forth the breakdown of our selling and marketing expenses for the years ended December 31, 2024 and 2025:

	Financial Years Ended December 31,
	2024	2025
	SGD’000	SGD’000

Promotion and marketing expenses	90	95
Transportation expenses	32	30
Total	122	125

Our selling and marketing expenses amounted to approximately SGD122,000 and SGD125,000 for the years ended December 31, 2024 and 2025, respectively. The marginal increase for the year ended December 31, 2025 was mainly due to increase in promotion and marketing participation activities by participation in exhibition of our precision cleaning systems in Singapore and overseas.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travelling and entertainment; (v) legal and professional fees; (vi) corporate secretarial and administrative fees; (vii) public relation fees, (viii) Nasdaq annual listing fee; (ix) directors’ and officers’ liability insurance; (x) consultancy fees; and (xi) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2024 and 2025:

	Financial Years Ended December 31,
	2024		2025
	SGD’000%		SGD’000%

Staff costs	3,270	64.1	2,510	49.8
Depreciation	209	4.1	133	2.6
Office supplies and upkeep expenses	181	3.5	277	5.5
Travel and entertainment	222	4.4	291	5.8
Legal and professional fees	782	15.3	1,151	22.8
Corporate secretarial and administrative fees	60	1.2	35	0.7
Public relation fees	35	0.7	-	-
Nasdaq annual listing fee and related expenses	92	1.8	72	1.4
Directors’ and officers’ liability insurance	159	3.1	166	3.3
Consultancy fees	-	-	259	5.1
Miscellaneous expenses	92	1.8	146	3.0
Total	5,102	100.0	5,040	100.0

Our general and administrative expenses amounted to approximately SGD5.1 million and SGD5.0 million for the years ended December 31, 2024 and 2025, respectively, representing approximately 26.5%, and 24.8% of our total revenue for the corresponding periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs attributable to our employees and directors’ remuneration. The decrease in staff costs for the year ended December 31, 2025 was primarily attributable to the Group’s job redesign initiatives, which streamlined work processes and enhanced productivity, leading to a reduction in manpower requirements and cost efficiency. These efforts reflect the Group’s continued focus on productivity enhancement and sustainable cost management.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold building; (ii) equipment, furniture and fittings; and (iii) motor vehicles. The decrease in depreciation was mainly due to one of the leasehold building has been reclassified to asset held for sale and not subject to depreciation.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travel and entertainment mainly represented expenditures for business travel and costs incurred for social gatherings and refreshments for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for underwriting, legal and other expenses and applications and registrations of trademarks and patents, legal consultation fees, transfer agent fee and staff recruitment services. The increase in legal and professional fees was mainly due to the expense off of the deferred offering costs of $0.4 million previously capitalized for an offering but eventually not materialized and charged out as expenses.

Directors and officers liability insurance relates to liability insurance payable to the directors and officers of a company, or to the organization itself, as indemnification (reimbursement) for losses or advancement of defense costs in the event an insured suffers such a loss as a result of a legal action brought for alleged wrongful acts in their capacity as directors and officers.

Consultancy fees were incurred in connection with strategic and corporate development initiatives undertaken during the financial year. These services primarily related to due diligence on prospective projects, identification and introduction of potential business partners and customers and advisory services on business expansion. Management views these engagements as integral to the Group’s growth strategy and value creation initiatives, and accordingly, the associated costs have been recognised as operating expenses in the period incurred.

Miscellaneous expenses were mainly comprised of office upkeep and maintenance, membership and subscription fees, permits and licenses renewal fee, medical expenses and other miscellaneous expenses.

Gain on disposal of property, plant and equipment

The gain on disposal of property, plant and equipment is mainly related to our wholly-owned subsidiary completed the sale of its leasehold interest in an industrial property located at 17 Woodlands Sector 1 Singapore 738354 for approximately SGD7.4 million. The sale of the property gave rise to a net gain of approximately SGD4.2 million over the net book value. The sale was to an unaffiliated third party, under the option to purchase agreement previously announced on December 17, 2024.

Other income

Other income of our Group amounted to approximately SGD1.1 million and SGD0.6 million for the years ended December 31, 2024 and 2025, respectively. Our other income was mainly derived from interest income, wholesale sales of STICO anti-slip shoes, government grants and foreign exchange gain. Other income of our Group decreased during the year ended December 31, 2025 mainly due to decrease in foreign exchange gain.

The following table sets forth the breakdown of our other income for these periods:

	Financial Years Ended December 31,
	2024	2025
	SGD’000	SGD’000
Interest income	194	136
Wholesale sales of STICO anti-slip shoes	23	44
Progressive Wage Credit Scheme	87	11
Government capability development grant	250	231
Foreign exchange gain	356	-
Others(1)	163	206
Total	1,073	628

(1) Others mainly consist of sale of scrap materials, other government incentives and other miscellaneous income.

Interest income mainly represented interest income from short-term fixed deposits ranging from 1 month to 3 months placed with Singapore banks. The decrease in interest income was due to reduction of interest rates of fixed deposits placement during the year ended December 31, 2025.

Government grants mainly represented Progressive Wage Credit Scheme and government capability development grants received from the Singapore Government. The decrease was mainly due to the lower payout and co-funding percentage under the Progressive Wage Credit Scheme over the years and reduction in government capability development grants received during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. For the years ended December 31, 2025, our interest expense is lower as compared with 2024 mainly due to reduction in interest rates and repayment of bank loan. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness’’ in this section.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges, allowance for expected credit losses, plant and equipment written-off, low value assets expense off, exchange loss, commission and others. The following table sets forth the breakdown of our other expenses for the years ended December 31, 2024 and 2025:

	Financial Years Ended December 31,
	2024	2025
	SGD’000	SGD’000
Cost of STICO anti-slip shoes	12	27
Bank charges	18	17
Allowance for expected credit losses	55	-
Plant and equipment written-off	61	181
Low value assets expense off	20	-
Exchange loss	-	629
Commission	-	124
Research and development expenses	-	432
Others(1)	98	175
Total	264	1,585

(1) Others mainly consists of professional training expenses, gifts and donations, consultant fee for public relation and other miscellaneous expenses.

Other expenses of our Group amounted to approximately SGD0.3 million for the year ended December 31, 2024 compared to SGD1.6 million for the year ended December 31, 2025 mainly due to an increase in foreign exchange loss due to depreciation of US$ receivables and assets against S$, commission paid to property agent for the sales of the leasehold property and research and development expenses incurred on technical exploration and feasibility.

Income tax

During the year ended December 31, 2025, our income tax expense was comprised of our current tax expense for the period. The following table sets forth the breakdown of our income tax for the years ended December 31, 2024 and 2025.

	Financial Years Ended December 31,
	2024	2025
	SGD’000	SGD’000

Current tax expense	150	190
Deferred tax	100	(33)
Total	250	157

Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands, our Group is not subject to any income tax in the Cayman Islands or in the British Virgin Islands. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Our current income tax expense, increased was generally in line with the increase in our profit and taxable income. Our Group had no tax obligation arising from other jurisdictions during the years ended December 31, 2024 and 2025. During the years ended December 31, 2024 and 2025, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income for the year

As a result of the foregoing, our net income for the year amounted to approximately SGD32 thousand and SGD3.2 million for the years ended December 31, 2024 and 2025, respectively.

Comparison of Years Ended December 31, 2023 and 2024

	For the financial years ended December 31,
	2023	2024	2024
	SGD’000	SGD’000	US$’000(1)

Revenues	18,032	19,279	14,111
Cost of revenues	(13,666)	(14,085)	(10,310)
Gross profit	4,366	5,194	3,801

Operating expenses:
Selling and marketing expenses	(53)	(122)	(89)
General and administrative expenses	(3,303)	(5,102)	(3,733)
Total operating expenses	(3,356)	(5,224)	(3,822)

Income (Loss) from operations	1,010	(30)	(21)

Other income (loss):
Other income	728	1,073	786
Interest expense	(511)	(516)	(378)
Other expense	(597)	(264)	(193)
Change in fair value in financial instruments	-	19	14
Total other (loss) income	(380)	312	229

Income before tax expense	630	282	208
Income tax expense	(111)	(250)	(183)
Net income	519	32	25
Other comprehensive income
Foreign currency translation loss, net	(69)	(27)	(20)
Total comprehensive income	450	5	5

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

	For the Financial Years ended December 31,
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

	Financial Years ended December 31,
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

Revenue by geographic locations

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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
	2023		2024
	SGD’000%		SGD’000%

Malaysia
Sale of precision cleaning systems	758	4.2	6,804	35.3
Repair and servicing of cleaning systems and sale of related parts	260	1.4	476	2.5
Sub-total	1,018	5.6	7,280	37.8

	Financial Years Ended December 31,
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

	Financial Years ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

	Financial Years Ended December 31,
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

The following tables provide reconciliations of Adjusted EBITDA.

	For the financial years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000

Net income	519	32	3,236	2,517
Depreciation and amortization expenses	702	980	861	670
Interest expense	511	516	412	320
Share-based compensation expense	-	466	-	-
Income tax expense	111	250	157	122
Adjusted EBITDA	1,843	2,244	4,666	3,629

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

The following table sets forth our assets, liabilities and shareholders’ equity as of December 31, 2024 and 2025 in SGD and, for 2025 in US$:

	As of December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000 (1)

Assets
Current assets:
Cash and cash equivalents	5,742	9,931	7,723
Accounts receivable, net	4,488	7,411	5,764
Prepaid expenses and other current assets, net	2,451	837	651
Deferred financing costs	356	-	-
Inventory	12,644	9,202	7,156
Total current assets	25,681	27,381	21,294

Financial instruments	506	764	594
Property, plant and equipment, net	4,058	3,735	2,905
Right-of-use assets, net	1,632	983	764
Other current assets, net	128	47	37
Deferred tax assets, net	74	74	58
Asset held for sale	3,035	-	-
Total non-current assets	9,433	5,603	4,358
TOTAL ASSETS	35,114	32,984	25,652

Liabilities
Current liabilities:
Bank loans – current	1,328	1,152	896
Lease payable – current	292	191	149
Accounts payable, accruals, and other current liabilities	1,678	2,673	2,080
Warranty liabilities	22	22	17
Income taxes payable	89	205	159
Contract liabilities	6,660	5,815	4,522
Total current liabilities	10,069	10,058	7,823

Bank loans - non-current	7,466	2,870	2,232
Lease payable - non-current	986	217	169
Deferred tax liabilities	100	67	52
Total non-current liabilities	8,552	3,154	2,453

TOTAL LIABILITIES	18,621	13,212	10,276

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary Shares US$ 0.003 par value per share, comprised of: - 23,333,333 Class A Ordinary Shares authorized and 1,806,666 Class A Ordinary Shares issued and outstanding as of December 31, 2024 and 2025* - 5,000,000 Class B Ordinary Shares authorized and 3,500,000 Class B Ordinary Shares issued and outstanding as of December 31, 2024 and 2025* - 5,000,000 shares authorized (not designated) and zero shares outstanding as of December 31, 2024 and 2025*	21	21	16
Additional paid-in capital	15,508	15,508	12,060
Treasury shares (46,406 and 53,946 acquired as of December 31, 2024 and 2025)	(66)	(75)	(58)
Retained earnings	1,158	4,394	3,417
Accumulated other comprehensive income	(128)	(76)	(59)
Total shareholders’ equity	16,493	19,772	15,376

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,114	32,984	25,652

* Giving retroactive effect to the re-designation and re-classification of our Ordinary Shares detailed in Note 15 to the consolidated financial statements

(1)	Calculated at the rate of US$1.00 = SGD1.2859, as set forth in the statistical release of the Federal Reserve System on December 31, 2025.

As of December 31, 2024, we had positive working capital of approximately SGD15.6 million (US$11.4 million), total assets of approximately SGD35.1 million (US$25.7 million), total liabilities of approximately SGD18.6 million (US$13.6 million) and shareholders’ equity of approximately SGD16.5 million (US$12.1 million).

As of December 31, 2025, we had positive working capital of approximately SGD17.3 million (US$13.5 million), total assets of approximately SGD33.0 million (US$25.7 million), total liabilities of approximately SGD13.2 million (US$10.3 million) and shareholders’ equity of approximately SGD19.8 million (US$15.4 million).

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2025:

	2024	2025	2025
	SGD’000	SGD’000	US$’000

Cash and cash equivalents at beginning of the year	5,089	5,742	4,465

Net cash generated from operating activities	2,053	2,686	2,091
Net cash (used in)/generated from investing activities	(1,495)	6,290	4,892
Net cash generated from /(used in) financing activities	122	(4,839)	(3,764)
Foreign currency effect	(27)	52	39
Net change in cash and cash equivalents	653	4,189	3,258
Cash and cash equivalents at end of the year	5,742	9,931	7,723

Cash flows from operating activities

During the years ended December 31, 2024 and 2025, the net cash generated from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly consisted of the purchase of raw materials, production costs and overheads, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation and amortization and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, prepaid expenses and other current asset, accounts payable, accruals and other current liabilities, contract liabilities and repayment of lease liabilities and income taxes payable.

For the year ended December 31, 2024, our net cash generated from operating activities was approximately SGD2.1 million, which primarily reflected our net income of approximately SGD0.1 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.8 million; (ii) amortization of right-of-use asset of approximately SGD0.2 million (iii) stock-based compensation expense of approximately SGD0.5 million; and (iv) the decrease in inventories of approximately SGD1.4 million. The effect of these factors was offset by the decrease of contract liabilities of approximately SGD0.3 million, the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.4 million and the repayment of lease liabilities of approximately SGD0.3 million, which partially mitigated the effect of the first two factors.

For the year ended December 31, 2025, our net cash generated from operating activities was approximately SGD2.7 million, which reflected our net income of approximately SGD3.2 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.7 million; (ii) amortization of right-of-use asset of approximately SGD0.2 million; (iii) written-off of property, plant and equipment of approximately SGD0.2 million; and (iv) deferred financing costs written-off SGD0.4 million; negatively adjusted by gain on disposal of property, plant and equipment of approximately SGD4.2 million. The effect of these factors was positively affected by the decrease in inventories of approximately SGD3.4 million; the increase in accounts payable, accruals and other current liabilities of approximately SGD1.0 million; and negatively offset by the increase in accounts receivable, prepaid expenses and other current asset of approximately SGD1.2 million; the decrease of contract liabilities of approximately SGD0.8 million and the repayment of lease liabilities of approximately SGD0.2 million.

Cash flows from investing activities

Our cash flows (used in)/generated from investing activities primarily consisted of (i) additions of financial instruments; and (ii) the purchase of property, plant and equipment.

For the year ended December 31, 2024, our net cash used in investing activities was approximately SGD1.5 million, mainly attributable to additions of financial instruments of approximately SGD0.2 million and the purchase of property, plant and equipment of approximately SGD1.3 million.

For the year ended December 31, 2025, our net cash generated from investing activities was approximately SGD6.3 million, mainly attributable to additions of financial instruments of approximately SGD0.2 million; proceeds from the disposal of leasehold property at 17 Woodlands Sector 1 Singapore 738354 for approximately SGD7.4 million and offset by the purchase of property, plant and equipment of approximately SGD0.8 million.

Cash flows from financing activities

Our cash flows generated/(used in) financing activities primarily consists of proceeds from and repayment of bank loans and lease liabilities, dividends paid, repayment of a controlling shareholder loan and payment of deferred financing costs.

For the year ended December 31, 2024, our Group recorded net cash generated from financing activities of approximately SGD0.1 million, which was mainly attributable to the net proceeds from the drawdown of bank loans of approximately SGD0.8 million offset by payment of dividends of approximately SGD0.7 million.

For the year ended December 31, 2025, our Group recorded net cash used in financing activities of approximately SGD4.8 million, which was mainly attributable to the net repayment of bank loans of approximately SGD4.8 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Accounts receivable

Our accounts receivable, net, decreased from approximately SGD4.5 million as of December 31, 2024 to approximately SGD7.4 million as of December 31, 2025. The increase mainly resulted from the increase in sales closer to the year ended December 31, 2025.

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

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2024	2025
	SGD’000	SGD’000

Within 30 days	1,825	4,604
Between 31 and 60 days	413	504
Between 61 and 90 days	1,437	1,517
More than 90 days	813	786
Total	4,488	7,411

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2024	2025
	SGD’000	SGD’000

Opening balance	23	78
(Reversal)/provision of loss allowance	55	-
Closing balance	78	78

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

The following table sets forth our average accounts receivable turnover days for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025

Average accounts receivable turnover days(1)	87.7	107.0

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied the number of days in the respective year.

Our average accounts receivable turnover days were approximately 87.7 days and 107.0 days for the years ended December 31, 2024 and 2025, respectively. The increase in average accounts receivable turnover days for the year ended December 31, 2025 was mainly due to increase in sales closer to year ended December 31, 2025. For details of the credit terms of our top five customers for the years ended December 31, 2024 and 2025, please refer to the section headed “Business - Our Customers’’ in this Annual Report.

During the years ended December 31, 2024 and 2025, accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review on each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Our Group has further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable. For details of the background of our top five customers for the years ended December 31, 2024 and 2025, please refer to the section headed “Business - Our Customers’’ in this Annual Report.

Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers, prepaid of operating expenses and other receivables including loan receivables from a third party and staff loans. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31,
	2024	2025
	SGD’000	SGD’000

Other receivables	1,050	194
Deposits	47	57
Prepayments	1,482	633
Total	2,579	884

Our total other receivables, deposits and prepayments decreased from approximately SGD2.6 million as of December 31, 2024 to approximately SGD0.9 million as of December 31, 2025, primarily attributable to a decrease in other receivables.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31,
	2024	2025
	SGD’000	SGD’000
Raw materials	9,295	5,720
Work-in-progress	2,536	2,920
Finished goods	813	562
	12,644	9,202

The following table sets forth our average inventory turnover days for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
Average inventory turnover days(1)	346.2	290.3

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year divided by cost of purchases for the respective year and multiplied the number of days in the respective year.

The decrease in inventories of approximately SGD3.4 million and average inventory turnover days was primarily the result of increase in sales for precision cleaning systems in which certain delivery dates of the systems have been rescheduled to be delivered and commissioned in second half of 2025.

Accounts payable, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 15 days to 90 days. Our accounts payable increased from approximately SGD0.6 million as of December 31, 2024 to approximately SGD1.9 million as of December 31, 2025 due to higher purchases around period ended December 31, 2025.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31,
	2024	2025
	SGD’000	SGD’000

Within 30 days	600	1,862
Between 31 and 60 days	5	-
Between 61 and 90 days	-	-
More than 90 days	-	-
Total	605	1,862

The following table sets forth our average accounts payable turnover days for the years ended December 31, 2024 and 2025:

	Financial Years ended December 31,
	2024	2025
Average accounts payable turnover days(1)	25.9	43.3

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year divided by cost of revenues for the respective year and multiplied the number of days in the respective year.

Our average accounts payable turnover days remained relatively within credit term and amounted to approximately 43.3 days for the year ended December 31, 2025.

As of December 31, 2025, our accounts payable as of December 31, 2024 have been fully settled.

Our Group did not have any material default in payment of accounts payable during the years ended December 31, 2024 and 2025.

Accruals

Accruals mainly represented expenses related to professional fees and payroll costs as of the years ended December 31, 2024 and 2025. As of December 31, 2024 and 2025, our Group’s accruals amounted to approximately SGD0.5 million and SGD0.8 million.

Our Group did not have any material default in payment of other payables during the years ended December 31, 2024 and 2025.

Contract liabilities

Our contract liabilities represent the sales deposits and installments received during the year in respect of machineries still under production but not yet recognized as revenue under our revenue recognition policies. Our contract liabilities amounted to approximately SGD6.7 million and SGD5.8 million as of December 31, 2024 and 2025, respectively.

Bank indebtedness

As of December 31, 2024, our bank indebtedness equaled an aggregate of SGD8.8 million of which SGD8.7 million was denominated in Singapore dollars and bore interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million was denominated in US dollars and bore interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD1.3 million of our bank indebtedness as of December 31, 2024 constituted current liability and SGD7.5 million constituted non-current liability.

As of December 31, 2025, our bank indebtedness equals an aggregate of SGD4.0 million, of which SGD3.9 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD1.2 million of our bank indebtedness as of December 31, 2025 constitutes current liability and SGD2.8 million constitutes non-current liability.

Warranty liabilities

Our warranty liabilities during the years ended December 31, 2024 and 2025 mainly represented the provision for warranty for machines sold, which usually covers a 12-month period from the date on which the machines are delivered. The provision is based on estimates made from historical warranty data associated with similar products and services. As of December 31, 2024 and 2025, our Group recorded provisions of approximately SGD22 thousand and SGD22 thousand, respectively.

Income taxes payable

Our income taxes payable as of December 31, 2024 and 2025 were SGD0.1 million and SGD0.2 million, respectively.

Deferred tax (assets)/liabilities

Our deferred tax (assets)/liabilities during the years ended December 31, 2024 and 2025 mainly represented the Singapore tax implication on the temporary difference between the tax written down value and the net book value of the property, plant and equipment, which are owned by our Group.

Commitments

Capital commitments

As of December 31, 2024 and 2025, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2024 and 2025 mainly related to replacement of obsolete equipment and factory improvement and renovation. For the years ended December 31, 2024 and 2025, our capital expenditures in relation to property, plant and equipment were approximately SGD1.3 million and SGD0.8 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the years ended December 31, 2024 and 2025.

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

Inventories valuation

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing inventories to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. The majority of our inventories consist of raw materials and work-in-progress, which are mainly for confirmed project ordered by customers.

The Company’s business relies on customer demand for our products and services. Any reduction in customer demand for instance cancellation of order for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In such event, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The Company compares the cost of inventories for each project with the net realizable value and, if applicable, an allowance is made to bring down the inventory to its net realizable value, if lower than cost. On a going basis, inventories are reviewed for potential write-down for estimated obsolescence or slow moving which equals the difference between the costs of inventories and estimated net realizable value based on customers’ demand including expected delivery date, historical working profile, total advance payment received and market condition. When inventories are written down to the lower of cost or net realizable value, they are not marked up subsequently based on changes in underlying facts and circumstances. Based on the Company’s assessment, as of December 31, 2025, no inventories are recorded at lower of cost and there is no indication of slow moving or obsolete inventories.

Recent Accounting Pronouncements

See Note 2 of the notes to the audited consolidated financial statements included elsewhere in this Annual Report for a discussion of recently issued accounting standards.

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), for 2025 as a whole, MAS Core Inflation came in at 0.7%, considerably lower than 2.8% in 2024 as reported by the MAS at https://www.mas.gov.sg/news/monetary-policy-statements/2026/mas-onetary-policy-statement-29jan26. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk in connection with our bank borrowings, which are primarily based on floating interest rates. Our bank borrowings are generally subject to variable interest rates, including benchmark rates such as SIBOR and the London Interbank Offered Rate (“LIBOR”) or its successor benchmark rates, plus an applicable margin.

To manage this exposure and achieve a more predictable interest cost, we have entered into interest rate swap arrangements, including an overnight indexed swap, under which we pay a fixed rate of interest and receive a floating rate based on market benchmarks.

As a result, a portion of our exposure to fluctuations in market interest rates is mitigated. However, changes in market interest rates may still affect our interest expense and the fair value of our derivative instruments.

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

We monitor our foreign currency exposure on an ongoing basis and, where appropriate, utilize foreign exchange derivative instruments, including foreign exchange option contracts, to mitigate short-term exposure.

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s Board of Directors, executive officers and key personnel as of the date of this Annual Report are as set forth in the below table.

Name	Age	Title

Executive Officers and Directors:

Hong Bee Yin	54	Chairman, Executive Director and Chief Executive Officer
Long Jia Kwang	48	Executive Director and Chief Financial Officer

Independent Non-executive Directors:

Singh Karmjit	79	Independent Non-executive Director
Tay Jingyan, Gerald	38	Independent Non-executive Director
Khoo Su Nee, Joanne	52	Independent Non-executive Director

Key Personnel:

Zhao Liang	44	Head of design department
Wui Chin Hou	53	Field operations manager

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

Ms. Hong obtained a Diploma in Electronic and Computer Engineering from Ngee Ann Polytechnic, Singapore in August 1993. She also completed the Tsinghua SEM Indonesia-Singapore Executive Program and SPRING CEO Leadership Circle Program in May 2014 and November 2016, respectively. Ms. Hong was appointed as the deputy chairman of Singapore Precision Engineering and Technology Association from April 2017 to April 2019, and she was appointed as the chairman from April 2019 to April 2025.

Mr. Long Jia Kwang joined our Group as financial controller in December 2014 and was appointed as our Executive Director and Chief Financial Officer on March 5, 2020. Mr. Long is primarily responsible for managing accounting and finance, human resources and administrative functions of our Group.

Mr. Long has over 22 years of experience in auditing, accounting and financial management. Prior to joining our Group, Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore with his last position being senior manager. Since November 2023, he has also served as an independent non-executive director of Davis Commodities Limited (a company listed on the Nasdaq Stock Market (stock code: DTCK)).

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

Ms. Khoo has almost 30 years of experience in investment banking, corporate finance, capital markets and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent non-executive director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)) and was re-designated as a non-independent non-executive director from 30 October 2024 to 31 October 2025. Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX: BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Xamble Group Limited (a company listed on The Australian Securities Exchange (stock code: ASX: XGL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC). Since February 2024, she has also served as an independent non-executive director of Ryde Group Ltd (a company listed on the NYSE American (stock code: NYSE AMERICAN:RYDE)). Since January 2026, she has served as an independent non-executive director of shopper360 Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:1F0)).

Ms. Khoo holds a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology University. She is a Fellow Certified Practising Accountant by the CPA Australia and a Chartered Accountant under the Malaysian Institute of Accountants. Ms. Khoo was also a member of the Women Corporate Directors.

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

Mr. Singh has over 48 years of experience in business management. From 1974 to 1998, Mr. Singh worked at Singapore Airlines Limited serving in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr. Singh joined SATS Ltd. in July 1998 as the chief executive of SATS Airport Services Pte Ltd. and then became the chief operating officer of SATS Ltd. in July 2004 overseeing the ground handling and inflight catering operation of the SATS group of companies until his retirement in September 2009. He then became the consultant to the president and chief executive officer of SATS Ltd. from October 2009 until September 2010.

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

Mr. Tay has over 21 years of experience in business management and financial advisory services. Since October 2014, Mr. Tay has been the group chief executive officer of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. Mr. Tay worked with TPS Group Alliance as an associate from January 2005 until his promotion as the chief executive officer. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Corporation Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

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

Mr. Wui has over 27 years of experience in production management. Prior to joining our Group, Mr. Wui worked at Mitsubishi Chemical Infonics Pte Ltd. from January 1996 to September 2008 with his last position as a production supervisor. From September 2008 to September 2016, Mr. Wui worked at Armstrong Industrial Corporation Limited with his last position as an assistant production manager.

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

Audit committee

Ms. Khoo, Mr. Singh and Mr. Tay will serve on the audit committee, which will be chaired by Ms. Khoo. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Khoo as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly/semi-annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules, if and when required;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	implementing our cybersecurity policy, including continuously engaging in the review for any potential cybersecurity risks as part of the Company’s overall risk management program; and

●	reviewing earnings releases.

On April 26, 2024, our Board of Directors approved an amendment to the audit committee charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further resolved that the audit committee will have full authority and power to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further directs the members of the audit committee to: (i) understand the economic drivers and impact of cyber-risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to our Annual Report for the financial year ended December 31, 2023.

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

Compensation

For the years ended December 31, 2024 and 2025, we paid an aggregate of SGD1,490,000 and SGD1,477,000 as compensation to our directors, our executive officers and our key employees.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the years ended December 31, 2024 and 2025 other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated SGD82,000 and SGD89,000 for officers and directors.

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

2024 Amendment to Employment Agreement. On August 12, 2024, the Board of Directors approved an amendment to Ms. Hong Bee Yin’s employment agreement as Executive Director of our subsidiary, JCS-Echigo Pte Ltd, with effect from January 1, 2024, under which we agreed to pay Ms. Hong a total monthly remuneration of SGD52,500 (consisting of a monthly salary of SGD45,000, a monthly director’s fee of SGD2,500 and a monthly transport allowance of SGD5,000) for total annual remuneration of SGD630,000 (the “Amended Employment Agreement”). In addition, the annual cash bonus provision was amended so that, in addition to the total annual remuneration payable to Ms. Hong, we have agreed to pay Ms. Hong a cash performance bonus in an amount equal to the percentages reflected below based on the amount of the Group’s profits before tax (“PBT”), excluding any extraordinary items, as evidenced by the audited financial year-end financial statements for any given financial year as follows:

Audited Group’s PBT	Percentage of Profit Sharing	Performance Bonus

First SGD1,000,000	0%	SGD	0
From SGD1,000,001 - SGD2,000,000	10%		*
From SGD1,000,001 - SGD2,000,000	15%		*
From SGD3,000,001 and above	20%		*

* Dependent on the amount of the Group’s PBT

2026 Amendment to Employment Agreement. On March 30, 2026, the Board of Directors approved an amendment to Ms. Hong Bee Yin’s Amended and Restated Employment Agreement as Executive Director of our subsidiary, JCS-Echigo Pte Ltd, pursuant to which (i) the provision providing for a monthly travel allowance of SGD5,000 was deleted; and (ii) a provision providing for the use by Ms. Hong of a motor vehicle was added. See “Item 4. Information on the Company – Recent Developments – Purchase of Motor Vehicle,” on page 21.

The aggregate compensation paid to Ms. Hong for the years ended December 31, 2024 and 2025, pursuant to both employment agreements, combined, was US$567,245 and US$637,917, respectively.

Employment Agreement with Long Jia Kwang

We entered into an employment agreement dated September 5, 2014 with Long Jia Kwang pursuant to which he was employed as Financial Controller for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of SGD9,750, plus a transportation allowance of SGD750 per month. These amounts may be adjusted from time to time. The agreement provides that the Company may, in its discretion, transfer or assign Mr. Long to any position compatible with that of Financial Controller or to any of the companies in our Group. Under the terms of the agreement, Mr. Long’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice. Effective as of March 5, 2020, we entered into an employment agreement with Long Jia Kwang pursuant to which he was employed as an executive director and Chief Financial Officer of JE Cleantech Holdings Limited. The agreement provides for a monthly base director fee of US$4,000. Effective February 1, 2026, Mr. Long will not receive the US$4,000 monthly base director fee. The other terms of Mr. Long’s employment agreements remain unchanged.

On August 12, 2024, the Board of Directors approved a special bonus of S$50,000 to be paid to Mr. Long.

The aggregate compensation paid to Mr. Long for the years ended December 31, 2024 and 2025 was US$209,785 and US$177,867, respectively.

In addition, our executive directors are entitled to participate in the JE Cleantech Holdings Limited 2022 Equity Incentive Plan or such other share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

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

Employees

As of December 31, 2025, we employed a total of 91 persons, 48 of whom are employed by JCS and 43 of whom are employed by Hygiea. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of April 27, 2026 by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares; (ii) each executive officer and director; and (iv) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries 20 votes.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 1,751,619 Class A Ordinary Shares and 3,500,000 Class B Ordinary Shares issued and outstanding as of the date of this Annual Report.

Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

	Class A Ordinary Shares			Class B Ordinary Shares
	Shares	%	% of Voting Power	Shares	%	% of Voting Power	% of Aggregate Voting Power
Directors and Executive Officers:
Hong Bee Yin(1)	0	0	0	3,500,000	100%	100%	97.6%
Long Jia Kwang	0	0	0
Karmjit Singh	0	0	0
Tay Jingyan, Gerald	0	0	0
Khoo Su Nee, Joanne	0	0	0
All Directors and Executive Officers as a Group (5 persons)	0	0	0	3,500,000	100%	100%	97.6%

Principal Shareholders		0	0
JE Cleantech Global Limited	0	0%	0%	3,200,000	91.4%	91.4%	89.2%

(1) Includes 3,200,000 Class B Ordinary Shares held by JE Cleantech Global Limited, a company directly owned as to 100.00% by Ms. Hong, and 300,000 Class B Ordinary Shares held directly by Ms. Hong.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Resale Registration

On February 26, 2025, the Company completed the registration of 800,000 Ordinary Shares beneficially owned by its Chairman and Chief Executive Officer through her 100% ownership of JE Cleantech Global Limited. The Ordinary Shares were previously issued to JE Cleantech Global Limited as a result of the corporate reorganization on December 28, 2021, the details of which are set forth above under Item 4. “Information on the Company - Corporate Structure.”

We registered the Ordinary Shares in order to permit JE Cleantech Global Limited to offer the Ordinary Shares for resale from time to time. As of the date of this Annual Report, no shares have been sold.

Ms. Hong Bee Yin, our Chairman, Executive Director and Chief Executive Officer, through her 100% equity ownership of JE Cleantech Global Limited and her direct ownership of 300,000 shares, currently beneficially owns an aggregate of approximately 66.6% of our issued and Ordinary Shares, representing approximately 97.6% of the voting power. If all of the 800,000 recently registered Ordinary Shares are sold, Ms. Hong’s beneficial ownership of our outstanding shares will be reduced to approximately 51.4%, which will still represent approximately 75.3% of the voting power. Therefore, Ms. Hong will continue to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without Ms. Hong’s consent, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may adversely affect the value of our shares.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended December 31, 2023, 2024 and 2025, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Singapore law.

Related party transactions:

		For the years ended December 31,
Transaction nature	Name	2023	2024	2025	2025
		SGD’000	SGD’000	SGD’000	US$’000
Shares issued as stock-based compensation to controlling shareholder	Ms. Hong Bee Yin	-	466	-	-
Dividend paid to controlling shareholder	Ms. Hong Bee Yin	-	425	-	-

Other than the above-mentioned disclosure, there were no significant related party transactions conducted during the years ended December 31, 2023, 2024 and 2025.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 22, 2022 under the symbol “JCSE.” The CUSIP number for our Ordinary Shares is G50875 205.

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

Ordinary Shares

General

Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share entitles the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share entitles the holder thereof to 20 votes on all matters subject to vote at our general meetings.

Conversion.

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Act and to the Articles of Association.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes on all matters subject to the vote of shareholders at general meetings of our Company.

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

Dividends and Dividend Policy

A dividend of SGD643 thousand (approximately US$471 thousand) was declared during the year ended December 31, 2024 and the dividend was fully paid during the year ended December 31, 2024. No dividends were declared for the years ended December 31, 2023 and 2025. A dividend of approximately US$2.3 million was declared in January 2026 and was fully paid in February 2026. The Company will plan and declare dividends depending on the available funds and earnings of the Company.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income; or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets, including goodwill, and taking into account the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is Singapore dollars and our overseas sales and procurement were denominated in United States dollars during the years ended December 31, 2023, 2024 and 2025. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025  using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the years ended December 31, 2024 and 2025:

	Year Ended December 31, 2024		Year Ended December 31, 2025
Audit Fees	US$	128,000	US$	128,000
Audit Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-
Total	US$	128,000	US$	128,000

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

Fraud/Cybersecurity Event

The Company did not have any material cybersecurity breaches during the year ended December 31, 2025. However, for information regarding a fraud against the Company that was implemented through a cybersecurity breach during the year ending December 31, 2026, see Item 4. “Information on the Company –Recent Developments — Cybersecurity/Fraud Incident” on page 21, above.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JE Cleantech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JE Cleantech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of income and comprehensive income(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
San Mateo, California May 8, 2026

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
			(Note 2(e))
Assets
Current assets:
Cash and cash equivalents	5,742	9,931	7,723
Accounts receivable, net	4,488	7,411	5,764
Prepaid expenses and other current assets, net	2,451	837	651
Deferred financing costs	356	-	-
Inventory	12,644	9,202	7,156
Total current assets	25,681	27,381	21,294

Financial instruments	506	764	594
Property, plant and equipment, net	4,058	3,735	2,905
Right-of-use assets, net	1,632	983	764
Other current assets, net	128	47	37
Deferred tax assets, net	74	74	58
Asset held for sale	3,035	-	-
Total non-current assets	9,433	5,603	4,358
TOTAL ASSETS	35,114	32,984	25,652

Liabilities
Current liabilities:
Bank loans - current	1,328	1,152	896
Lease payable - current	292	191	149
Accounts payable, accruals, and other current liabilities	1,678	2,673	2,080
Warranty liabilities	22	22	17
Income taxes payable	89	205	159
Contract liabilities	6,660	5,815	4,522
Total current liabilities	10,069	10,058	7,823

Bank loans – non-current	7,466	2,870	2,232
Lease payable – non-current	986	217	169
Deferred tax liabilities	100	67	52
Total non-current liabilities	8,552	3,154	2,453

TOTAL LIABILITIES	18,621	13,212	10,276

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary Shares US$ 0.003 par value per share, comprised of: - 23,333,333 Class A Ordinary Shares authorized and 1,806,666 Class A Ordinary Shares issued and outstanding as of December 31, 2024 and 2025* - 5,000,000 Class B Ordinary Shares authorized and 3,500,000 Class B Ordinary Shares issued and outstanding as of December 31, 2024 and 2025* - 5,000,000 shares authorized (not designated) and zero shares outstanding as of December 31, 2024 and 2025*	21	21	16
Additional paid-in capital	15,508	15,508	12,060
Treasury shares (46,406 and 53,946 acquired as of December 31, 2024 and 2025)	(66)	(75)	(58)
Retained earnings	1,158	4,394	3,417
Accumulated other comprehensive income	(128)	(76)	(59)
Total shareholders’ equity	16,493	19,772	15,376

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,114	32,984	25,652

*	Giving retroactive effect to the re-designation and re-classification of shares effected in December 2025, which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Revenues	18,032	19,279	20,296	15,783
Cost of revenues	(13,666)	(14,085)	(14,521)	(11,292)
Gross profit	4,366	5,194	5,775	4,491

Operating expenses:
Selling and marketing expenses	(53)	(122)	(125)	(97)
General and administrative expenses	(3,303)	(5,102)	(5,040)	(3,918)
Total operating expenses	(3,356)	(5,224)	(5,165)	(4,015)

Income (loss) from operations	1,010	(30)	610	476

Other income (loss):
Gain on disposal of property, plant and equipment	-	-	4,168	3,241
Other income	728	1,073	628	489
Interest expense	(511)	(516)	(412)	(320)
Other expense	(597)	(264)	(1,585)	(1,235)
Change in fair value in financial instruments	-	19	(16)	(12)
Total other (loss) income	(380)	312	2,783	2,163

Income before tax expense	630	282	3,393	2,639
Income tax expense	(111)	(250)	(157)	(122)
Net income	519	32	3,236	2,517
Other comprehensive income
Foreign currency translation gain/ (loss), net	(69)	(27)	52	40
Total comprehensive income	450	5	3,288	2,557

Net income per share attributable to ordinary shareholders
Basic and diluted*	0.10	0.00	0.62	0.48
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	5,006,666	5,306,666	5,306,666	5,306,666

*	Giving retroactive effect to the re-designation and reclassification of shares effected in December 2025, which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares				Treasury Shares		Accumulated
	Class A No. of shares outstanding *	Class B No. of shares outstanding *	Amount	Additional paid-in capital	No. of shares	Treasury shares	Other Comprehensive loss	Retained earnings/(deficit)	Total stockholders’ equity
			SGD’000	SGD’000		SGD’000	SGD’000	SGD’000	SGD’000
Balance as of December 31, 2022	1,806,666	3,200,000	20	15,686	-	-	(32)	607	16,281
Net income	-		-	-	-	-	-	519	519
Foreign currency translation adjustment	-		-	-	-	-	(69)	-	(69)
Acquisition of treasury shares	-	-	-		(9,952)	(18)	-	-	(18)
Balance as of December 31, 2023	1,806,666	3,200,000	20	15,686	(9,952)	(18)	(101)	1,126	16,713
								32	32
Foreign currency translation adjustment	-		-		-	-	(27)		(27)
Dividend	-		-	(643)	-	-		-	(643)
Shared issued under stock-based compensation	-	300,000	1	465	-	-	-	-	466
Acquisition of treasury shares	-	-	-	-	(36,454)	(48)	-	-	(48)
Balance as of December 31, 2024	1,806,666	3,500,000	21	15,508	(46,406)	(66)	(128)	1,158	16,493
Net income	-		-	-	-	-	-	3,236	3,236
Foreign currency translation adjustment	-		-	-	-	-	52	-	52
Acquisition of treasury shares	-		-	-	(7,540)	(9)	-	-	(9)
Balance as of December 31, 2025	1,806,666	3,500,000	21	15,508	(53,946)	(75)	(76)	4,394	19,772
Balance as of December 31, 2025 (US$)	1,806,666	3,500,000	16	12,060	(53,946)	(58)	(59)	3,417	15,376

*	Giving retroactive effect to the re-designation and reclassification of shares effected in December 2025, which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the financial years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
				(Note 2 (e))
Net income	519	32	3,236	2,517
Adjustment:
Depreciation of property, plant and equipment	493	769	698	543
Amortization of right-of-use assets	209	211	163	127
Written-off of property, plant and equipment	-	63	181	141
(Reversal)/Addition of allowance for expected credit losses	(11)	55	-	-
Gain on disposal of property, plant and equipment	-	-	(4,168)	(3,241)
Deferred financing cost written-off	-	-	356	277
Change in fair value of financial instruments	-	(19)	16	12
Stock-based compensation	-	466	-	-
Changes in operating assets:
(Increase)/decrease in inventories	(2,181)	1,429	3,442	2,677
Decrease/(increase) of accounts receivable, prepaid expenses and other current assets, net	753	19	(1,228)	(955)
(Decrease)/increase of accounts payable, accruals and other current liabilities	(757)	(407)	995	774
Increase/(decrease) of contract liabilities	2,641	(300)	(845)	(657)
Repayment of lease liabilities	(291)	(305)	(243)	(189)
Income taxes payables	-	40	83	65

Cash provided by operating activities	1,375	2,053	2,686	2,091

Additions of financial instruments	-	(242)	(274)	(213)
Proceeds from disposal of property, plant and equipment	-	-	7,393	5,750
Purchase of property, plant and equipment	(211)	(1,253)	(829)	(645)

Cash used in/(provided by) investing activities	(211)	(1,495)	6,290	4,892

Net proceeds from/(repayment of) controlling shareholder loan	(741)	-	-	-
Proceed from bank loans	250	5,664	-	-
Repayment of bank loans	(1,702)	(4,851)	(4,772)	(3,711)
Repayment of lease liabilities	-	-	(58)	(46)
Dividends paid	-	(643)	-	-
Purchase of treasury shares	(18)	(48)	(9)	(7)
Payment of deferred financing costs	(356)	-	-	-
Cash used in/(provided by) financing activities	(2,567)	122	(4,839)	(3,764)
Foreign currency effect	(69)	(27)	52	39
Net change in cash and cash equivalents	(1,472)	653	4,189	3,258

Cash and cash equivalents as of beginning of the year	6,561	5,089	5,742	4,465
Cash and cash equivalents as of the end of the year	5,089	5,742	9,931	7,723
Net (decrease)/increase in cash	(1,472)	653	4,189	3,258

Supplementary Cash Flows Information
Cash paid for interest	511	516	412	320
Cash paid for taxes	289	210	72	56

The accompanying notes are an integral part of these consolidated financial statements.

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 29, 2019, JE Cleantech Holdings Limited (the “Company”) was incorporated in the Cayman Islands, as an investment holding company. The Company conducts its primary operations through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1.) JCS-Echigo Pte. Ltd. (“JCS-Echigo”) which is principally engaged in the manufacture and sale of cleaning systems, related cleaning equipment, equipment parts, and components, and 2.) Hygieia Warewashing Pte. Ltd. (“Hygieia”) which is principally engaged in the provision of centralized dishwashing and ancillary services. The Company holds JCS-Echigo via its wholly owned subsidiary JE Cleantech International Ltd (“JEC International”), a company that is incorporated and domiciled in the British Virgin Islands; Hygenia is a wholly owned subsidiary of JCS-Echigo. JCS-Echigo wholly owns Evoluxe Pte. Ltd (“Evoluxe”) which is also incorporated and domiciled in Singapore, which, as of the date of the report, is dormant. The Company is headquartered in Singapore and conducts its operations domestically.

The Company and its subsidiaries are in the table as follows:

		Percentage of effective ownership December 31
Name	Date of Incorporation	2024	2025	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

The accompanying financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to inventory valuation, allowance for expected credit losses and fair value of financial instruments. Actual results could vary from the estimates and assumptions that were used.

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

(e) Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Singaporean dollar (“SGD”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary, JEC International, are the US$. JCS-Echigo, Hygieia, and Evoluxe use the Singaporean dollar as their functional currencies.

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

The value of foreign currencies, including the US Dollar, may fluctuate against the Singaporean Dollar. Any significant variations of the aforementioned currencies relative to the Singaporean Dollar may materially affect the Company’s financial condition in terms of reporting in SGD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2025
SGD to US$ Year End	0.7320	0.7777
SGD to US$ Average Rate	0.7483	0.7654

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from SGD into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7777 = SGD 1, as set forth in the statistical release of the Federal Reserve System on December 31, 2025.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, bank loans, leases, accounts payable, and accruals are financial assets and liabilities. Cash and cash equivalents, accounts receivable, prepaid expenses and other currents, accounts payable, and accruals, warranty liabilities, and contract liabilities are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value.

Financial instruments are fair value financial assets that are marked to fair value and are accounted for as Level 3 under the above hierarchy (See Note 5).

Derivative financial instruments, including interest rate swaps and foreign exchange option contracts, are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The Company determines the fair values of derivative financial instruments primarily by reference to mark-to-market (“MTM”) valuations provided by bank counterparties using observable market inputs (See Note 19).

The Company accounts for bank loans and leases at amortized cost and has elected not to account for them under the fair value hierarchy.

(g) Related parties

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and the Company’s demand deposits placed with financial institutions that have original maturities of less than three months and are unrestricted as to withdrawal and use.

(i) Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations, and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(j) Prepaid expenses and other current asset, net

Prepaid expenses and other current asset, net mainly represents advances made to suppliers, prepaid of operating expenses, loan receivables from a third party with interest at 5% per annum and staff loans, which are interest free and repayable by September 30, 2027 and October 31, 2030. The loan receivables from a third party was subsequently fully repaid in 2026.

(k) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

(l) Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Land use right	Over the lease term
Leasehold building	30 years
Leasehold improvements	5 years
Plant and machinery	5 to 10 years
Equipment, furniture, and fittings	1-5 years
Motor vehicles	10 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas expenditures for major renewals and betterment that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales, and disposals of assets are recorded by removing the costs, accumulated depreciation, and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(m) Asset held for sale

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

(n) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2024 and 2025.

(o) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable consideration before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(p) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings, and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

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

Provision for centralized dishware washing and general cleaning services

The Company delivers centralized dishware washing and general cleaning service daily over the course of a month to its customers, and charges the customers on a monthly basis with payment terms of 7 to 45 days. The Company recognizes revenue over time as the customer simultaneously receives and consumes the benefits provided by the Company during the contract period with fixed monthly charge.

Sales of cleaning systems and other equipment

For the sales of sterilization and cleaning systems, related cleaning equipment, equipment parts, and components, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligation that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at its location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. The Company also bundles the delivery of the products and installation/commission services to its customers in a single contract such that they are not distinct within the context of the contract, in which case the performance obligation is satisfied at a point in time upon completion of the installation services and acceptance by the customer. The Company includes a warranty on its products for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Company’s consolidated statements of income and the corresponding amount is added to warrant liabilities on the Company’s consolidated balance sheets. Details on the changes in warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order range from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s results of operations can be found in Note 12 below.

Leasing of dishware washing machines

In accordance with ASC 842, “Lease Topics,” the Company accounts for the rental of dishware washing machines as direct finance leases where lease income from the perspective of lessor is recognized to the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at its location and ensure that the equipment is ready for use, and to ensure that the equipment is available for use over the life of the lease contract.

(s) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, and production overhead.

(t) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisition costs, if any, are accounted for as periodic costs.

(u) General and administrative expenses

General and administrative expenses mainly consist of staff cost including stock-based compensation, depreciation or amortization, office supplies and upkeep expenses, travel and entertainment, legal and professional fees, property and related expenses, and other miscellaneous administrative expenses.

(v) Other income and other expenses

Other income mainly consists of bank interest income, government capability development grants, and net exchange gain.

Other expenses mainly consist of allowance for expected credit losses, gifts and donations, low value assets expense off, and plant and equipment written-off, commission paid relating to the sale of leasehold property, research and development expenses incurred for technical exploration and feasibility assessment and net exchange loss.

(w) Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(x) Income taxes

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

The Company did not accrue any liability, interest, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2023, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(y) Dividends

Dividends are recognized when declared by the Board of Directors. No dividends were declared during the year ended December 31, 2025. A dividend of SGD643 thousand (US$471 thousand) was declared during the year ended December 31, 2024 and the dividend was fully paid during the year ended December 31, 2024. No dividends were declared for the year ended December 31, 2023. Subsequent to December 31, 2025, on January 2, 2026, the Company declared a cash dividend of approximately US$2.3 million (US$0.44 per share), which was fully paid in February 2026. The Company will plan and declare dividends depending on the available funds and earnings of the Company.

(z) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(aa) Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures” to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 became effective starting January 1, 2024, and was applied on a retrospective basis to all periods presented. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter. See Note 16 for details.

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographic areas, business segments, and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments: 1) sale of cleaning systems and other equipment, and 2) provision of centralized dishware washing and general cleaning services. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Singapore, no geographic segments are presented.

(ab) Recent accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its Consolidated Financial Statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its Consolidated Financial Statements.

New and amended standards adopted by the Company:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025 on a prospective basis, and has included the new tax disclosure requirements within our Form 20-F. Refer to (See Note 17).

New and amended standards not yet adopted by the Company:

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

In November, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statements of income and comprehensive income, and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Accounts receivable	4,566	7,489	5,825
Less: allowance for expected credit losses	(78)	(78)	(61)
Accounts receivable, net	4,488	7,411	5,764

The movements in the allowance for expected credit losses for the years ended December 31, 2024 and 2025 were as follows:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Balance at beginning of the year	23	78	61
Additions	55	-	-
Reversal	-	-	-
Balance at end of the year	78	78	61

4. INVENTORY

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Raw materials	9,295	5,720	4,448
Work-in-progress	2,536	2,920	2,271
Finished goods	813	562	437
Total inventory	12,644	9,202	7,156

5. FINANCIAL INSTRUMENTS

The financial instruments comprise three key management insurance policies. The fair value of the key management insurance policies is determined by reference to the surrender cash value of the insurance policies at the end of each of the reporting periods, which is primarily based on the performance of the underlying investment portfolio together with the guaranteed minimum returns of 1.5% to 2.0% per annum. The fair value measurement of the key management insurance policies has been categorized as a Level 3 fair value based on the inputs to the valuation technique used and is positively correlated to the surrender cash value that is valued by the policy underwriter at the end of each reporting period. There is no change in either valuation approach or valuation technique. The financial instruments are pledged with a bank to secure bank loans (See Note 9).

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
As of January 1,	245	506	393
Additions	242	274	213
Change in fair value recognized in profit or loss	19	(16)	(12)
As of December 31,	506	764	594

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Leasehold building	2,948	2,948	2,293
Leasehold improvements	910	1,008	784
Plant and machinery	4,380	2,127	1,654
Equipment, furniture and fittings	2,883	2,311	1,797
Motor vehicles	-	161	125
Subtotal	11,121	8,555	6,653
Less: accumulated depreciation	(7,063)	(4,820)	(3,748)
Property, plant and equipment, net	4,058	3,735	2,905

Depreciation expense was approximately SGD769 thousand and SGD698 thousand (US$543 thousand) for the years ended December 31, 2024 and 2025, respectively.

Leasehold building is pledged with a bank to secure bank loans (See Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore, certain plant and machinery, furniture and fittings, and motor vehicles under a number of leases.

The Company recognized operating lease ROU assets and lease liabilities as follows:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Right-of-use assets	2,592	1,772	1,378
Less: accumulated amortization	(960)	(789)	(614)
Operating lease ROU asset, net	1,632	983	764

Amortization of right-of-use assets was approximately SGD211 thousand and SGD163 thousand (US$127 thousand) for the years ended December 31, 2024 and 2025, respectively.

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Finance lease liabilities	-	336	262
Operating lease liabilities	1,278	72	56
Total	1,278	408	318

Finance lease liabilities

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Finance lease liabilities
Current portion	-	154	120
Non-current portion	-	182	142
Total	-	336	262

The Company’s finance lease liabilities are secured by the underlying leased assets, corporate guarantees provided by the Company and its subsidiaries and personal guarantees provided by director of the Company.

As of December 31, 2025, future minimum lease payments under the finance leases are as follows:

Future payment	SGD’000	US$’000
2026	154	120
2027	94	73
2028	35	27
2029	32	25
2030	21	17
Total	336	262

The following summarizes other supplemental information about the Company’s finance lease as of December 31, 2025:

Weighted average discount rate	2.53%
Weighted average remaining lease term (years)	2.9

Operating lease liabilities

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Operating lease liabilities
Current portion	292	37	29
Non-current portion	986	35	27
Total	1,278	72	56

As of December 31, 2025, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000	US$’000
2026	37	29
2027	35	27
Total	72	56

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2025:

Weighted average discount rate	4.33%
Weighted average remaining lease term (years)	1.8

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to an offering exercise. Deferred offering costs will be charged to shareholders’ equity upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024 and 2025, the Company capitalized SGD356 thousand and SGDNil of deferred offering costs.

9. BANK LOANS

The bank loans as of December 31, 2024 and 2025 are set out below:

Bank loans	Currency	Period	Interest rate	Carrying amount
				SGD’000
Secured floating rate bank loans	SGD	2015 - 2029	SIBOR+1.25% to +1.5%	8,676
	US$	2023 - 2029	London Inter Bank Offer Rate +1.25%	118
Balance as of December 31, 2024				8,794

Secured floating rate bank loans	SGD	2024 - 2029	SIBOR+1.25% to +1.5%	3,927
	US$	2023 - 2029	London Inter Bank Offer Rate +1.25%	95
Balance as of December 31, 2025				4,022
Balance as of December 31, 2025(US$)				3,128

The bank loans are secured by corporate guarantees provided by the Company and its subsidiaries, financial instruments (see Note 5), leasehold building (see Note 6).

	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
	SGD’000
Secured floating rate bank loans	8,676	1,304	1,309	4,400	1,142	521	-
	118	24	24	24	24	22	-
Balance as of December 31, 2024	8,794	1,328	1,333	4,424	1,166	543	-

Bank loans	Carrying amount	Within 1 year	2027	2028	2029	2030	Thereafter
	SGD’000
Secured floating rate bank loans	3,927	1,127	1,138	1,142	520	-
	95	25	25	23	22		-
Balance as of December 31, 2025	4,022	1,152	1,163	1,165	542	-	-
Balance as of December 31, 2025 (US$)	3,128	896	904	906	422	-	-

10. ACCOUNTS PAYABLE, ACCRUALS, AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses, and other liabilities consists of the following:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Accounts payable	605	1,862	1,448
Payroll payable	561	668	519
Payable to other services	33	30	23
Deposits	379	6	5
Others	100	107	85
Total	1,678	2,673	2,080

11. WARRANTY LIABILITIES

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
As of January 1,	22	22	17
Additional accrual	29	21	16
Utilized	(29)	(21)	(16)
As of December 31,	22	22	17

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to the advance consideration received from customers.

Movement in contract liabilities:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
As of January 1,	6,960	6,660	5,179
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(4,609)	(6,621)	(5,149)
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year in respect of machines still under production	4,309	5,776	4,492

As of December 31,	6,660	5,815	4,522

Contract liabilities primarily consist of advance deposits for machine orders relating to sales of cleaning systems and other equipment. Revenue is recognized at a point in time when control of the products transfers to the customer, typically upon delivery, installation completion and customer acceptance in accordance with the contractual terms. Due to the customized nature of the products and customer-controlled delivery schedules, the timing of delivery may vary. The Company expects to satisfy these remaining performance obligations upon completion of manufacturing, delivery, installation and acceptance by the customers.

13. ASSET HELD FOR SALE

The Company classified a leasehold building with carrying amount of approximately SGD3.1 million (US$2.3 million) as held for sale in the period in which it met the criteria of asset held for sale as the Company entered into an option to purchase agreement with an independent third party purchaser for the sale of one of its leasehold industrial properties for a selling price of SGD7,393,000 with the completion date of the transaction on November 18, 2025. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

The following table summarizes the carrying amounts of asset held for sale for each of the years presented:

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Assets
Asset held for sale	3,035	-	-
Total non-current assets held for sale	3,035	-	-

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
Deferred tax assets	74	74	58
Deferred tax liabilities	(100)	(67)	(52)
	(26)	7	6

Following are the major deferred tax assets and liabilities derived from Singapore entities, recognized by the Company:

	Property, plant, and equipment	Provisions	Tax losses	Total
	SGD’000	SGD’000	SGD’000	SGD’000

As of January 1, 2023	36	5	25	66
Recognized in statements of income	33	-	(25)	8
As of December 31, 2023	69	5	-	74
Recognized in statements of income	(100)	-	-	(100)
As of December 31, 2024	(31)	5	-	(26)
Recognized in statements of income	33	-	-	33
As of December 31, 2025	2	5	-	7

15. EQUITY

Ordinary shares

On October 13, 2023, the authorized share capital of the Company was US$100,000 divided into 100,000,000 shares with a par value of US$ 0.001 per share and following the implementation of a reverse share split at a ratio of 3:1, the authorized share capital of the Company was US$100,000 divided into 33,333,333 shares with a par value of US$0.003 per share. The Company effected the reverse share split of all issued and outstanding shares of 15,020,000 shares at a ratio of 3:1. As a result of the reverse share split, the Company had 5,006,666 ordinary shares issued and outstanding. Unless indicated or the context otherwise requires, all numbers of ordinary shares in this report have been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

On November 15, 2024, the Board approved a special share award of 300,000 shares issued to Ms. Hong Bee Yin under the approved 2022 equity incentive plan. The fair value per share was US$1.16. The award was fully vested immediately and the total fair value of US$348,000 was recognized as general and administrative expenses in the consolidated statements of income and comprehensive income (loss). As a result, the Company’s issued and outstanding ordinary shares increased from 5,006,666 to 5,306,666.

On December 2, 2025, the shares of the Company were re-designated and re-classified, resulting in 1,806,666 Class A ordinary shares and 3,500,000 Class B ordinary shares outstanding. The re-designation and re-classification did not result in any change in the total number of issued and outstanding shares or total shareholders’ equity of the Company. The Company has two classes of ordinary shares that are accounted for as permanent equity.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes on all matters subject to the vote of shareholders at general meetings of the Company.

Conversion Rights

Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividend Rights

Class A Ordinary Shares and Class B Ordinary Shares rank pari passu in all respects with respect to dividend rights and distributions on a per share basis. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to receive dividends when, as and if declared by the Board of Directors.

Treasury shares

During the financial years ended December 31, 2024 and 2025, the Company acquired 36,454 and 7,540 of its own shares at the total purchase consideration of SGD48 thousand and SGD9 thousand (US$7 thousand), respectively.

16. REVENUES BY PRODUCT AND GEOGRAPHY AND SEGMENTS

	For the years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
Sales of cleaning systems and other equipment	10,991	11,979	12,510	9,728
Provision of centralized dishware washing and general cleaning services	6,710	6,843	7,287	5,667
Leasing of dishware washing equipment	331	457	499	388
Revenue	18,032	19,279	20,296	15,783

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2025
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Timing of revenue recognition:
Point in time	12,510	-	12,510	9,728
Over time	-	7,786	7,786	6,055
Revenue	12,510	7,786	20,296	15,783

	For the year ended December 31, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	11,979	-	11,979
Over time	-	7,300	7,300
Revenue	11,979	7,300	19,279

	For the year ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	10,991	-	10,991
Over time	-	7,041	7,041
Revenue	10,991	7,041	18,032

During the periods presented in these consolidated financial statements, the Company reports two operating segments: 1) sale of cleaning systems and other equipment, and 2) provision of centralized dishware washing and general cleaning services.

The CODM allocates resources to and assess the performance of each operating segment using information about the operating segment’s revenue and income (loss) from operations. The CODM regularly reviews the Company’s revenue, cost, and gross profit/loss derived from each revenue stream and is also provided with information on segment expenses. The CODM does not evaluate operating segments using asset or liability information.

The following tables present summary of the Company’s breakdown of net revenues by segments and operating segment results for the years ended December 31, 2023, 2024, and 2025, respectively. There was no significant transaction between reportable segments and non-significant non-cash items (other than depreciation and amortization) for the years ended December 31, 2023, 2024, and 2025.

	For the years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
Net revenues:
Sales of cleaning systems and other equipment	10,991	11,979	12,510	9,728
Provision of centralized dishware washing and general cleaning services	7,041	7,300	7,786	6,055
	18,032	19,279	20,296	15,783

Cost of revenues:
Sales of cleaning systems and other equipment	(7,570)	(7,686)	(7,855)	(6,108)
Provision of centralized dishware washing and general cleaning services	(6,096)	(6,399)	(6,666)	(5,184)
	(13,666)	(14,085)	(14,521)	(11,292)

Gross profit:
Sales of cleaning systems and other equipment	3,421	4,293	4,655	3,620
Provision of centralized dishware washing and general cleaning services	945	901	1,120	871
	4,366	5,194	5,775	4,491

Significant expenses:
Sales of cleaning systems and other equipment
Payroll expense	(1,104)	(2,069)	(1,804)	(1,403)
Other segment items (Note (i))	(657)	(874)	(985)	(766)
	(1,761)	(2,943)	(2,789)	(2,169)

Provision of centralized dishware washing and general cleaning services
Payroll expense	(342)	(479)	(437)	(340)
Other segment items (Note (i))	(104)	(130)	(127)	(99)
	(446)	(609)	(564)	(439)

Provision of expected credit loss	11	(55)	-	-
Interest income	175	194	136	106
Interest expense	(511)	(516)	(412)	(320)
Gain on disposal of property, plant and equipment	-	-	4,168	3,241
Other unallocated expense (Note (ii))	(1,315)	(1,233)	(3,078)	(2,393)
	(1,640)	(1,610)	814	634

Net income	519	32	3,236	2,517

Note

(i)	Other segment items include selling and marketing expenses and general and administrative expenses other than payroll expenses.
(ii)	Other unallocated expenses include legal and professional fees, income tax expense, and change in fair value of financial instrument and exchange difference.

In the following table, revenue is disaggregated by the geographic locations of customers and by the timing of revenue recognition.

	For the year ended December 31, 2025
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Geographic location:
Singapore	813	7,786	8,599	6,687
Malaysia	9,076	-	9,076	7,058
Other countries	2,621	-	2,621	2,038
Revenue	12,510	7,786	20,296	15,783

	For the year ended December 31, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographic location:
Singapore	1,424	7,300	8,724
Malaysia	7,280	-	7,280
Other countries	3,275	-	3,275
Revenue	11,979	7,300	19,279

	For the year ended December 31, 2023
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographic location:
Singapore	6,128	7,041	13,169
Malaysia	1,018	-	1,018
Other countries	3,845	-	3,845
Revenue	10,991	7,041	18,032

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd., are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiaries, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd, are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate for the year ended December 31, 2025 of 17% (2023 and 2024: 17%).

The income tax provision consists of the following components:

	For the years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
Current income tax expense :
Singapore	119	150	190	148
Foreign jurisdictions	-	-	-	-
Total current income tax expense	119	150	190	148

Deferred income tax expense/(benefit):
Singapore	(8)	100	(33)	(26)
Foreign jurisdictions	-	-	-	-
Total deferred income tax expense/(benefit)	(8)	100	(33)	(26)

Total income tax expense	111	250	157	122

Effective tax rate	17.6%	88.7%	4.6%	4.6%

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate for the year ended December 31, 2025 of 17% (2023 and 2024: 17%) to profit before income tax as a result of the following differences:

	For the years ended December 31,
	2023		2024		2025		2025
	SGD’000%		SGD’000%		SGD’000%		US$’000%
Income before tax expenses:	630		282		3,393		2,639

Tax at Singapore statutory income tax rate of 17%	107	17.0	48	17.0	577	17.0	449	17.0
Reconciling item:
Tax effect of non-taxable incomes	(47)	(7.5)	(293)	(103.9)	(909)	(26.8)	(707)	(26.8)
Tax effect of non-deductible expenses	39	6.2	605	214.5	565	16.7	439	16.7
Tax incentives	-	-	(110)	(38.9)	(133)	(3.9)	(104)	(3.9)
Under provision in prior years	12	1.9	-	-	57	1.6	45	1.6
Income tax expense and effective tax rate	111	17.6	250	88.7	157	4.6	122	4.6

Income taxes paid, net of refunds received, consisted of the following:

	For the years ended December 31,
	2023	2024	2025	2025
	SGD’000	SGD’000	SGD’000	US$’000
Singapore	289	210	72	56
Foreign jurisdictions	-	-	-	-
Total	289	210	72	56

18. RELATED PARTY BALANCES AND TRANSACTIONS

Related party transactions:

		For the years ended December 31,
Transaction nature	Name	2023	2024	2025	2025
		SGD’000	SGD’000	SGD’000	US$’000
Shares issued as stock-based compensation to controlling shareholder	Ms. Hong Bee Yin	-	466	-	-
Dividend paid to controlling shareholder	Ms. Hong Bee Yin	-	425	-	-

Other than as disclosed above, there were no significant related party transactions conducted during the years ended December 31, 2023, 2024, and 2025.

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the financial years ended December 31,
	2023		2024		2025		2025
	SGD’000		SGD’000		SGD’000		US$’000
Amount of the Company’s revenue
Customer A	-	*	7,795		9,497		7,385
Customer B	3,495		2,652		-	*	-	*
Customer C	4,372		-	*	-	*	-	*

*	Revenue from relevant customer was less than 10% of the Company’s total revenue for the year.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2024	2025		2025
	SGD’000	SGD’000		US$’000
Amount of the Company’s accounts receivable
Customer A	1,592	4,995		3,884
Customer B	573	-	**	-	**
Customer C	762	-	**	-	**

**	Account receivable from relevant customer was less than 10% of the Company’s total accounts receivable for the year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the financial years ended December 31,
	2023	2024		2025		2025
	SGD’000	SGD’000		SGD’000		US$’000
Amount of the Company’s purchase
Supplier A	1,574	1,642		2,002		1,557
Supplier B	1,172	-	#	-	#	-	#
Supplier C	1,103	1,266		-	#	-	#

#	Purchase from relevant supplier was less than 10% of the Company’s total revenue for the year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2024		2025		2025
	SGD’000		SGD’000		US$’000
Amount of the Company’s accounts payable
Supplier A	-	##	165		128
Supplier C	117		226		176
Supplier D	80		-	##	-	##

##	Account payable from relevant supplier was less than 10% of the Company’s total accounts payable for the year.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (excluding prepayments) and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from bank loans. The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

As at the reporting date, if the interest rates had been 50 basis points higher/lower with all other variables held constant, the Company’s profit before tax would have been approximately SGD20,000 (US$16,000) lower/higher arising mainly as a result of higher/lower interest expense on bank loans.

Derivative financial instruments

The following table sets out the derivative financial instruments as at the end of the reporting period:

	As of December 31,
	2024	2025
	SGD’000	SGD’000

Interest rate swap	4,417	3,417

The Company uses derivative financial instruments such as interest rate swaps (including overnight indexed swaps) to hedge its risks associated with interest rate exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into, and are subsequently re-measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the profit or loss.

As of the year end, the Company has re-measured the derivative financial instruments at fair value which is categorized as Level 2 in the fair value hierarchy, as the valuations are determined by reference to the mark-to-market (“MTM”) valuations provided by the bank counterparties using observable market inputs. The fair value of these instruments was approximately SGD40 thousand and SGD45 thousand (US$35 thousand) for the years ended December 31, 2024 and 2025, respectively. The fair value of these instruments was not material to the financial statements.

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company manages this exposure through ongoing monitoring and, where considered appropriate, the use of foreign exchange derivative instruments, including foreign exchange option contracts.

Derivative financial instruments

The following table sets out the derivative financial instruments as at the end of the reporting period:

	As of December 31,
	2024	2025
	US$’000	US$’000

Foreign exchange option	500	200

The Company uses derivative financial instruments such as foreign exchange time option contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into, and are subsequently re-measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the profit or loss.

As of the year end, the Company has re-measured the derivative financial instruments at fair value which is categorized as Level 2 in the fair value hierarchy, as the valuations are determined by reference to the mark-to-market (“MTM”) valuations provided by the bank counterparties using observable market inputs. The fair value of these instruments was approximately SGD28 thousand and SGD1 thousand (US$1 thousand) for the years ended December 31, 2024 and 2025, respectively. The fair value of these instruments was not material to the financial statements.

Taking into account factors impacting the foreign currency being 10% higher or lower than expected, this would result a potential outcome in an increase or decrease of the foreign currency exchange difference amounting to approximately US$20,000 (2024: US$50,000) in profit or loss.

The Company is exposed to foreign currency risk on transactions that are denominated in currencies other than the functional currencies of the operating entities. Exposure in foreign currency is monitored on an ongoing basis and the Company endeavors to keep the net exposure at an acceptable level.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

21. SUBSEQUENT EVENTS

On January 2, 2026, the Company declared a cash dividend of US$2.3 million (US$0.44 per share) to its shareholders. The dividend was fully paid subsequent to year end. This represents a non-adjusting subsequent event and accordingly no liability has been recognised in the financial statements as at December 31, 2025.

The Company has assessed all events from December 31, 2025 through the date that these consolidated financial statements are available to be issued, and there are not any material subsequent events that require disclosure in these consolidated financial statements.

Item 19. Exhibits

Exhibit List

Exhibit No.	Name

1.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
1.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
1.3*	Second Amended and Restated Memorandum and Articles of Association
2.1	Description of Registered Securities (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
4.1	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.3	Banking Facility from United Overseas Bank Limited to JCS-Echigo Pte Ltd (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.4	Loan Facility Agreement between Hong Bee Yin and JE Cleantech Holdings Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.5	Audit Committee Charter (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.6	Amended Audit Committee Charter (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
4.7	Nomination Committee Charter (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.8	Compensation Committee Charter (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
4.9	Amended Compensation Committee Charter (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
8.1	List of Subsidiaries of JE Cleantech Holdings Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
10.10	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2025).
11.1	Code of Ethics of the Company (incorporated by reference to Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 10, 2022).
11.2	Insider Trading Policy of JE Cleantech Holdings Limited (incorporated by reference to Exhibit 11.2 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

104

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JE CLEANTECH HOLDINGS LIMITED

Dated May 8, 2026	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer and Director

Dated May 8, 2026	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

105